Form 20-F
period 2022-12-31
GigaCloud Technology Inc
filed 2023-04-24
CIK 1857816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number:
001-41454

GIGACLOUD TECHNOLOGY INC
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant’s Name into English)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
Unit A, 12/F, Shun Ho Tower,
24-30
Ice House Street, Central, Hong Kong
(Address of principal executive offices)
Larry Lei Wu
Chief Executive Officer
Unit A, 12/F, Shun Ho Tower,
24-30
Ice House Street, Central, Hong Kong
Tel: +852 2369-8219
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact
Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A ordinary shares, par value $0.05 per share	GCT	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
31,357,814

Class A ordinary shares, par value $0.05 per share, issued and outstanding and 9,326,732 Class B ordinary shares, par value $0.05 per share, issued and outstanding as of December 31, 2022.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be fi led by Sections 12, 13 or 15(d) of the
Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Conventions that Apply to this Annual Report

Unless we indicate otherwise, references in this annual report to:

•	“Active 3P sellers” mean sellers who have sold a product in GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns;

•	“Active buyers” mean buyers who have purchased a product in the GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns;

•	“Cayman Islands holding company” are to GigaCloud Technology Inc, our Cayman Islands holding company and its predecessor entity;

•

“China” and the “PRC” are to the People’s Republic of China, and “mainland China” are to the People’s Republic of China excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“Class A ordinary shares” or “our Class A ordinary shares” are to the Class A ordinary shares, par value $0.05 per share, of GigaCloud Technology Inc;

•	“Class B ordinary shares” or “our Class B ordinary shares” are to the Class B ordinary shares, par value $0.05 per share, of GigaCloud Technology Inc;

•

“GigaCloud Marketplace GMV” mean the total gross merchandise value of transactions ordered through our GigaCloud Marketplace including GigaCloud 3P and GigaCloud 1P, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds;

•	“GMV” mean the total gross merchandise value of transactions;

•	“HK$” refer to the legal currency of Hong Kong;

•	“Hong Kong” are to Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Hong Kong Subsidiary” refer to GigaCloud Technology (HongKong) Limited, a wholly-owned subsidiary of GigaCloud Technology Inc in Hong Kong principally for operating the B2B GigaCloud Marketplace;

•	“off-platform ecommerce” mean the sale of our own inventory to and through third-party ecommerce platforms;

•	“PRC Subsidiaries” refer to operating subsidiaries of GigaCloud Technology Inc in mainland China principally for procurement and providing inter-group services to the group companies;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares,” “our shares” “ordinary shares” or “our ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value $0.05 per share;

•

“Share Consolidation” mean consolidation of every 500 shares of each class with a par value of $0.0001 each in our authorized share capital (including all issued and unissued shares) into one share of the same class with a par value of $0.05 each which was approved by our board of directors and shareholders in July 2022 and effected in July 2022;

•	“SKU” mean the stock keeping unit for our inventory;

•	“Spend per active buyer” are calculated by dividing the total GigaCloud Marketplace GMV within the last 12-month period by the number of active buyers as of such date;

•	“US$,” “$” and “U.S. dollars” are to the legal currency of the U.S.;

•

“VIEs” are to our variable interest entities who entered into account control agreements, or control agreements, with GigaCloud Technology Inc, as detailed in “Item 4. Information of the Company—C. Organizational Structure”; and

•

“we,” “us,” “our company,” “our,” “our group” or “GigaCloud Group” refer to GigaCloud Technology Inc, our Cayman Islands holding company, its predecessor entity, together as a group with its subsidiaries, and, in the context of describing our operations and consolidated financial statements, its consolidated VIEs and any subsidiaries of its consolidated VIEs, as the context requires.

In this annual report, any PRC laws, rules, regulations, statutes, notices, circulars and judicial interpretation or the like refer to those currently in force, published for comments (if specifically stated) or being promulgated but have not come into effect (if specifically stated) and publicly available in mainland China as of the date of this annual report.

Unless the context indicates otherwise, all information in this annual report assumes a 1-for-500 Share Consolidation of our ordinary shares approved and effected in July 2022.

We have made rounding adjustments to reach some of the figures included in this annual report. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements about our current expectations and views of future events, which are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors,” “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by these statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements included in this annual report relate to, among other things:

•	our goals;

•	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

•	our expectation regarding the prospects of our business model;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	our dividend policy;

•	our expectations regarding the effectiveness of our marketing initiatives and the demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with customers and business partners;

•	the trends in, expected growth in and market size of our industry in the U.S., China and globally;

•	our ability to maintain and enhance our market position;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	developments in, or changes to, laws, regulations, governmental policies, incentives and taxation affecting our operations, in particular in the markets we are in;

•	relevant governmental policies and regulations relating to our businesses and industry;

•	competitive environment, competitive landscape and potential competitor behavior in our industry; overall industry outlook in our industry;

•	our ability to attract, train and retain executives and other employees;

•	our proposed use of proceeds from our initial public offering and any of our future offerings;

•	the development of the global financial and capital markets;

•	fluctuations in inflation, interest rates and exchange rates;

•	the length and severity of the ongoing COVID-19 pandemic and its impact on our business and industry;

•	general business, political, social and economic conditions in the U.S., China and other markets we have business; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations and our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors,” “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and other sections in this annual report. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains information derived from various government and private publications. These publications include forward-looking statements, which are subject to risks, uncertainties and assumptions. Although we believe the data and information to be reliable, we have not independently verified the accuracy or completeness of the data and information contained in these publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of the market to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A ordinary shares. In addition, projections or estimates about our business and financial prospects involve significant risks and uncertainties. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares—Certain industry data and information in this annual report were obtained from third-party sources and were not independently verified by us.” Therefore, you should not place undue reliance on these statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements in this annual report are made based on events and information as of the date of this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report, completely and with the understanding that our actual future results or performance may materially differ from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our Class A ordinary shares is subject to a number of risks, including risks related to our business and industry, risks related to our corporate structure, risks related to doing business in China and risks related to our Class A ordinary shares. Investors should carefully consider all of the information in this annual report before making an investment in our shares. The following list summarizes some, but not all, of these risks. Please read the information in “—Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

•	Uncertainties in economic conditions and their impact on the ecommerce industry, particularly for large parcel merchandise, could adversely impact our operating results.

•

Our historical growth rates and performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will be able to maintain the growth rate we have experienced to date.

•	System interruptions that impair access to our GigaCloud Marketplace, or other performance failures in our technology infrastructure, could damage our reputation and results of operations.

•	Our international operations are subject to a variety of legal, regulatory, political and economic risks.

•	If we fail to maintain and expand our relationships with third-party platforms and sellers and buyers in our marketplace, our revenues and results of operations will be harmed.

•	Risks associated with the manufacturers of the products we sell as our own inventory could materially and adversely affect our financial performance as well as our reputation and brand.

•	If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

•	We depend on our relationships with third parties, including third-party carriers, and changes in our relationships with these parties could adversely impact our revenues and profits.

•	We may not be successful in optimizing our warehouses and fulfillment network.

•	Damage to our brand image could have a material adverse effect on our growth strategy and our business, financial condition, results of operations and prospects.

•	Our efforts to launch new products or services may not be successful.

•	The COVID-19 pandemic could materially and adversely impact our business.

Risks Related to Our Corporate Structure

•

We rely on contractual arrangements with our consolidated VIEs and their shareholders for a portion of our business operations. These arrangements may not be as effective as direct ownership in providing operational control.

•

Our strategic decision to enter into contractual arrangements with our consolidated VIEs and their shareholders may subject the beneficiaries of the consolidated VIEs to greater uncertainty as to the legality of their share ownership.

•	Any failure by our consolidated VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on our business.

•

We may lose the ability to use, or otherwise benefit from, the assets held, or the services provided by, our consolidated VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

Risks Related to Doing Business in China

•	We could be adversely affected by political tensions between the U.S. and the PRC.

•

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

•

There are uncertainties regarding the PRC legal system, including risks and uncertainties regarding the enforcement of laws, as well as the PRC’s extension of authority into Hong Kong, and that rules and regulations in the PRC can change quickly with little advance notice. The PRC has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in the PRC or may be subject to significant degrees of interpretation by PRC regulatory agencies. Because the PRC laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. See “—Risk Factors—Risks Related to Doing Business in China—There are uncertainties regarding the PRC legal system.”

•

The PRC government may exert more control over offerings conducted overseas and/or foreign investment in mainland China- and Hong Kong-based issuers, may exercise significant oversight and discretion over a company’s ability to conduct business in mainland China and Hong Kong and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

•

We operate our GigaCloud Marketplace through our Hong Kong Subsidiary. If the PRC government were to extend its oversight into companies in Hong Kong, our Hong Kong Subsidiary may be subject to additional regulations which could have a material effect on our business operations. In light of recent statements and regulatory actions by the PRC government related to the PRC’s extension of authority into Hong Kong, there is risk that the PRC government may intervene or influence our operations in Hong Kong, as our operations in Hong Kong are subject to political and economic influence from the PRC government. Our Hong Kong Subsidiary may be subject to direct intervention or influence from the PRC government in the future due to changes in laws or other unforeseeable reasons. If our Hong Kong Subsidiary were to become subject to direct intervention or influence of the PRC government, our Hong Kong Subsidiary may be required to obtain licenses for the operation of our ecommerce platform GigaCloud Marketplace and be subject to regulations restricting or prohibiting foreign ownership. Such risks could impact our ability to conduct our business, accept foreign investments, remain listed on a U.S. exchange or list on any U.S. or other foreign exchange, result in a material change in our operations and/or the value of our Class A ordinary shares or could significantly limit or completely hinder our ability to offer or continue to offer Class A ordinary shares and/or other securities to investors and cause the value of our securities to significantly decline or be worthless. See “—Risk Factors—Risks Related to Doing Business in China—We operate our GigaCloud Marketplace through our Hong Kong Subsidiary. If the PRC government were to extend its oversight into companies in Hong Kong, our Hong Kong Subsidiary may be subject to additional regulations which could have a material effect on our business operations.”

•

Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact GigaCloud Group’s existing and future operations in Hong Kong.

•

The approval, filing or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities, may be required in connection with our offshore offering, we cannot assure you that we will be able to obtain such approval or complete such filing. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

•

The CSRC has promulgated new rules for companies based in mainland China seeking to conduct listings and offerings, whether an initial or follow-on offerings, in overseas markets. The PRC government may exert more oversight and control over offerings that are conducted overseas and foreign investment in issuers based in mainland China and Hong Kong, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

•

Recent litigation and negative publicity surrounding companies listed in the U.S. with operations in the PRC may result in increased regulatory scrutiny of us and negatively impact the trading price of our Class A ordinary shares.

•

We are a holding company and we conduct our operations through our principal subsidiaries and principal consolidated VIEs. Our corporate structure and operations in Hong Kong and mainland China involve liquidity risks to investors as our ability to make loans or additional capital contributions to our PRC Subsidiaries and Hong Kong Subsidiary may be restricted. See “—Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

•

To the extent cash is generated in our PRC Subsidiaries and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong Subsidiary in the future, and to the extent cash is generated in our Hong Kong Subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on GigaCloud Group’s ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect its business. See “—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues, transfer or distribute cash within our group effectively and affect the value of your investment.”

Risks Related to Our Class A Ordinary Shares

•	An active, liquid and orderly market for our Class A ordinary shares may not develop, and you may not be able to resell the shares at or above the purchase price.

•	The trading price of our Class A ordinary shares could be highly volatile, and purchasers of our Class A ordinary shares could incur substantial losses.

•

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

•

Our Class A ordinary shares may be prohibited from trading in the U.S. under the Holding Foreign Companies Accountable Act, or the HFCAA, in the future if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect or investigate completely auditors located in China. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•

The PCAOB had historically been unable to inspect or investigate completely auditors located in China. Any future inability of the PCAOB to conduct inspections of our auditor may deprive our investors with the benefits of such inspections.

•

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

•

Our dual-class voting structure may render our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A ordinary shares.

Risks Related to Our Business and Industry

Uncertainties in economic conditions and their impact on the ecommerce industry, particularly for large parcel merchandise, could adversely impact our operating results.

We generate a significant portion of our revenues by offering global end-to-end B2B ecommerce solutions for large parcel merchandise via our GigaCloud Marketplace and by selling our own inventory through the GigaCloud Marketplace, to and through off-platform ecommerce websites such as Rakuten in Japan, Amazon and Walmart in the U.S. and Wayfair in the United Kingdom, or the U.K. Our business and growth are therefore highly dependent on the viability and prospects of the ecommerce industry, particularly for the large parcel merchandise market.

Any uncertainties relating to the growth, profitability and regulatory regime of the ecommerce industry for large parcel merchandise in the U.S. and other jurisdictions in which we operate could have a significant impact on us. The development of the ecommerce industry is affected by a number of factors, most of which are beyond our control. These factors include:

•	the consumption power and disposable income of ecommerce consumers, as well as changes in demographics and consumer tastes and preferences;

•	the availability, reliability and security of ecommerce platforms;

•	the selection, price and popularity of products offered on ecommerce platforms;

•	the potential impact of the COVID-19 pandemic to our business operations and the economy in the U.S. and elsewhere generally;

•	the development of fulfillment, payment and other ancillary services associated with ecommerce; and

•	changes in laws and regulations, as well as government policies, that govern the ecommerce industry in the U.S.

The ecommerce industry is highly sensitive to changes in macroeconomic conditions, and ecommerce spending tends to decline during recessionary periods. Many factors beyond our control, including inflation and deflation, fluctuations in currency exchange rates, volatility of stock and property markets, interest rates, tax rates and other government policies and changes in unemployment rates can adversely affect consumer confidence and spending behavior on ecommerce platforms, which could in turn materially and adversely affect our growth and profitability. In addition, unfavorable changes in politics, including military conflicts, political turmoil and social instability, may also adversely affect consumer confidence and spending, which could in turn negatively impact our growth and profitability.

Our historical growth rates and performance may not be sustainable or indicative of our future growth and financial results. We cannot guarantee that we will be able to maintain the growth rate we have experienced to date.

We have grown rapidly over the last few years. Our revenues increased from $275.5 million in 2020 to $414.2 million in 2021 and further to $490.1 million in 2022. GigaCloud Marketplace GMV increased from $190.5 million in 2020 to $414.2 million in 2021 and further to $518.2 million in 2022. However, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that we will be able to grow at the same rate as we did in the past, or avoid any decline in the future. Our growth may slow or become negative, and revenues may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models and changes in rules, regulations, government policies or general economic conditions. In addition, our B2B ecommerce platform, GigaCloud Marketplace, from which we have generated 66.2%, 69.2% and 76.0% of our total revenues in 2020, 2021 and 2022, respectively, is a relatively new initiative and may not grow as quickly as we have anticipated. Our growth rate may also be slower than the previous years due to inflationary pressure and changes in the global economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, our business, financial condition and results of operations may be materially and adversely affected.

System interruptions that impair access to our GigaCloud Marketplace, or other performance failures in our technology infrastructure, could damage our reputation and results of operations.

The satisfactory performance, reliability and availability of our marketplace, software such as our artificial intelligence software, or AI software, data analytics tools, warehouse management system and other technology infrastructures are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

For example, if one of our data centers fails or suffers an interruption or degradation of services, we could lose customer data and miss order fulfillment deadlines, which could harm our business. Our systems and operations, including our ability to fulfill customer orders through our logistics network, are also vulnerable to damage, breakdown, breach or interruption from inclement weather, fire, flood, power loss, telecommunications failure, terrorist attacks, labor disputes, employee error or malfeasance, theft or misuse, cyber-attacks, denial-of-service attacks, computer viruses, ransomware or other malware, data loss, acts of war, break-ins, earthquake and similar events. In the event of a data center failure, the failover to a back-up could take substantial time, during which time our sites could be completely shut down. Further, our back-up services may not effectively process spikes in demand, may process transactions more slowly and may not support all of our sites’ functionality.

We use complex AI software in our technology infrastructure, which we seek to continually update and improve. We may not always be successful in executing these upgrades and improvements, and the operation of our systems may be subject to failure. In particular, we may in the future experience slowdowns or interruptions in our marketplace or our warehouse management system when we are updating them, and new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Our revenues depend on the number of sellers and buyers who trade in our marketplace and the amount of GMV we can handle. Unavailability of our marketplace or our logistics algorithm would reduce the volume of GMV in our business operations.

We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our marketplace or on third-party ecommerce platforms, place additional demands on our technology infrastructure and could cause or exacerbate slowdowns or interruptions. Any substantial increase in the volume of traffic or the number of orders placed in our marketplace or the third-party ecommerce platforms may require us to further expand and upgrade our logistics network, precision logistics algorithm, warehouse management system and technology infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our marketplace, the third-party ecommerce platforms or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. To remain competitive, we continue to enhance and improve the responsiveness, functionality and features of our marketplace, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the ecommerce industry. Accordingly, we redesign and enhance various functions in our marketplace on a regular basis, and we may experience instability and performance issues as a result of these changes.

Any slowdown, interruption or performance failure of our marketplace and the underlying technology and logistics infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially and adversely affect our results of operations.

Our international operations are subject to a variety of legal, regulatory, political and economic risks.

We operate warehouses in four countries across North America, Europe and Asia, with the U.S. being our largest market. Our international activities are significant to our revenues and profits, and we plan to further expand internationally. In certain international market segments, we have relatively little operating experience and may not benefit from any first-to-market advantages. It is costly to establish, develop and maintain international operations, and promote our brand internationally. Our international operations may not become profitable on a sustained basis.

In addition, our international sales and operations are subject to a number of risks, including:

•	local economic, inflation and political conditions;

•

government regulation (such as regulation of our product and service offerings and of competition); restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs); nationalization; and restrictions on foreign ownership;

•

restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services and content, including uncertainty as a result of less Internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices regarding the physical and digital distribution of media products and enforcement of intellectual property rights;

•	business licensing or certification requirements;

•	limitations on the repatriation and investment of funds and foreign currency exchange restrictions;

•	limited fulfillment and technology infrastructure;

•	potential impact of the COVID-19 pandemic on our business operations and the global economy;

•	shorter payable and longer inventory and receivable cycles and the resultant negative impact on cash flow;

•	laws and regulations regarding consumer and data protection, privacy, network security, encryption, payments, advertising, and restrictions on pricing or discounts;

•	lower levels of use of the Internet;

•	lower levels of consumer spending and fewer opportunities for growth compared to the U.S., Europe, Japan or the PRC;

•	difficulty in staffing, developing and managing foreign operations as a result of distance, language and cultural differences;

•	different employee/employer relationships and the existence of works councils and labor unions;

•	differing labor regulations where labor laws may be more advantageous to employees as compared to the U.S. and the other jurisdictions we operate in;

•	compliance with the U.S. Foreign Corrupt Practices Act and other applicable U.S. and foreign laws prohibiting corrupt payments to government officials and other third parties;

•	laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans and taxes; and

•	geopolitical events, including pandemic, war and terrorism.

As international physical, ecommerce, and omni-channel retail and other services grow, competition will intensify, including through adoption of evolving business models. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand names. The inability to hire, train, retain and manage sufficient required personnel may limit our international growth.

If we fail to maintain and expand our relationships with third-party platforms and sellers and buyers in our marketplace, our revenues and results of operations will be harmed.

Our business operations have relied on certain third-party ecommerce platforms, such as Rakuten in Japan, Amazon and Walmart in the U.S. and Wayfair in the U.K., and we still expect to be significantly influenced by these third-party ecommerce platforms in the foreseeable future.

Such third-party ecommerce platforms have significant influence over how transactions take place on their ecommerce platforms, including how purchase orders are fulfilled by indicating to consumers the preferred express delivery companies for orders placed. We may have to accommodate the demands and requirements from various third-party ecommerce platforms such as packing standards and the selection of specified shippers. Such demands and requirements may increase our costs or weaken our connection with our end customers.

Furthermore, approximately 67.1%, 76.4% and 81.5% of our GMV was generated from our GigaCloud Marketplace in 2020, 2021 and 2022, respectively. As a result, our ability to maintain relationships with and attract new third-party merchants, who are sellers and buyers trading on large parcel merchandise, to our marketplace is critical to our business operations and growth prospects. However, we may not be able to maintain our relationships with third-party ecommerce platforms or sellers and buyers due to a number of factors, some of which are beyond our control. For example, if the transaction volume or active users in our marketplace drop significantly, our third-party merchants may experience sales declines or shortage in products. As a result, they may not be able to generate profits or procure products as they expected, and thus choose not to renew their agreements with us. In addition, we may also be unable to continuously offer attractive terms or economic benefits to our sellers and buyers. As a result, our sellers and buyers may not be effectively motivated to sell or order more products or maintain relationships with us.

Even if we are able to maintain our relationships with sellers and buyers and attract more sellers and buyers to our marketplace, we are subject to various risks in connection with third-party merchants. If any third-party seller does not control the quality of the products that it sells in our marketplace or delivers products that are defective or materially different from description, the reputation of our online marketplace could be materially and adversely affected and we could face claims to hold us liable for the losses. Moreover, despite our efforts to prevent it, some products sold by the sellers in our online marketplace may compete with the products we sell directly, which may cannibalize our sales under our self-operated business. In order for our online marketplace to be successful, we must continue to identify and attract sellers and buyers, and we may not be successful in this regard. The occurrence of any of the above could have a material and adverse effect on our business, financial condition and results of operations.

Risks associated with the manufacturers of the products we sell as our own inventory could materially and adversely affect our financial performance as well as our reputation and brand.

We source products from third-party suppliers and manufacturers which we sell as our own inventory through GigaCloud Marketplace and also through off-platform ecommerce. We depend on our ability to provide our customers with a wide range of products from qualified suppliers in a timely and efficient manner. Political and economic instability, global or regional adverse conditions, such as pandemics or other disease outbreaks or natural disasters, the financial stability of suppliers, suppliers’ ability to meet our standards, labor problems experienced by suppliers, the availability or cost of raw materials, merchandise quality issues, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation, and other factors relating to our suppliers are beyond our control. As an example, the COVID-19 pandemic could adversely impact supplier facilities and operations due to extended holidays, factory closures and risks of labor shortages, among other things, which may materially and adversely affect our business, financial condition and results of operations.

Our agreements with most of our suppliers do not provide for the long-term availability of merchandise or the continuation of particular pricing practices, nor do they usually restrict such suppliers from selling products to other buyers. There can be no assurance that our current suppliers will continue to seek to sell us products on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and offer high quality merchandise to our customers is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to offer a sufficient amount and variety of quality merchandise on acceptable commercial terms, our ability to satisfy our customers’ needs, and therefore our long-term growth prospects, may be materially and adversely affected.

Further, we rely on our suppliers’ representations of product quality, safety and compliance with applicable laws and standards. If our suppliers or other vendors violate applicable laws, regulations or our supplier code of conduct, or implement practices regarded as unethical, unsafe or hazardous to the environment, it could damage our reputation and negatively affect our operating results. Further, concerns regarding the safety and quality of products provided by our suppliers could cause our customers to avoid purchasing those products from us, or avoid purchasing products from us altogether, even if the basis for the concern is outside of our control. As such, any issue, or perceived issue, regarding the quality and safety of any items we sell, regardless of the cause, could adversely affect our brand, reputation, operations and financial results.

We also are unable to predict whether any of the countries in which our suppliers’ products are currently manufactured or may be manufactured in the future will be subject to new, different or additional trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of merchandise available to our customers and materially and adversely affect our financial performance as well as our reputation and brand. Furthermore, some or all of our suppliers’ foreign operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions.

In addition, our business with foreign suppliers, particularly with respect to our international sites, may be affected by changes in the value of the U.S. dollar relative to other foreign currencies. For example, any movement by any other foreign currency against the U.S. dollar may result in higher costs to us for those goods. Declines in foreign currencies and currency exchange rates might negatively affect the profitability and business prospects of one or more of our foreign suppliers. This, in turn, might cause such foreign suppliers to demand higher prices for merchandise in their effort to offset any lost profits associated with any currency devaluation, delay merchandise shipments or discontinue selling to us altogether, any of which could ultimately reduce our revenues or increase our costs.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business model requires us to manage a large volume of inventory effectively. We procure products from third-party manufacturers and sell the products as our own inventory through our GigaCloud Marketplace and off-platform ecommerce. We depend on our demand forecasts for various kinds of products to make purchase decisions and to manage our inventory. Demand for products, however, can change significantly between the time inventory is ordered and the date by which we target to sell it. Demand may be affected by seasonality, new product launches, changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. In addition, when we begin selling a new product, we may not be able to accurately forecast demand. The procurement of certain types of inventory may require significant lead time and prepayment, and they may not be returnable. If we are unable to anticipate or respond to changes in customer preferences or fail to bring products that satisfy new customer preferences to GigaCloud Marketplace and off-platform ecommerce in a timely manner, our results of operations, financial condition and liquidity could be adversely affected.

Our inventories have increased from $35.6 million as of December 31, 2020 to $81.4 million as of December 31, 2021, and further to $78.3 million as of December 31, 2022. Our annual inventory turnover days for our own inventory were 53 days in 2020, 65 days in 2021 and 71 days in 2022. Our inventory turnover days for a given period are equal to average balances of inventories calculated from the beginning and ending balances of the period divided by cost of revenues during the period and then multiplied by the number of days during the period. The increase in inventory turnover days in 2021 was primarily attributable to the increase in cost of revenues as ocean freight costs surged in 2021, the increase in the balance of inventories as we continued to increase our own inventory for our 1P sales and an increased inventory backlog. The further increase in inventory turnover days in 2022 was primarily attributable to the increase in ocean freight costs in 2022 due to COVID-19 induced travel restrictions which substantially reduced global air freight capacities and led to shortages in global ocean freight capacities. Shipping costs to procure our inventories, including ocean freight costs, are included in the balance of inventories and the increase in ocean freight costs has contributed to an increase in our inventories. The increase in shipping costs also caused us to adjust our product prices upward, which may have affected consumer demand and lengthened the inventory turnover days. We believe ocean freight costs may further fluctuate as the uncertainty regarding the impacts of the COVID-19 pandemic remains, and there is risk that we may not be able to pass the cost increases entirely to customers, in which case, our margins may be adversely affected.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. To reduce our inventory level, we usually choose to sell certain of our products at lower prices, which may lead to lower gross margins. High inventory levels may also require us to commit substantial capital resources, preventing us from using that capital for other important purposes. Any of the above may materially and adversely affect our results of operations and financial condition.

On the other hand, if we underestimate demand for our products, or if our suppliers fail to supply quality products in a timely manner, we may experience inventory shortages, which may result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation.

We depend on our relationships with third parties, including third-party carriers, and changes in our relationships with these parties could adversely impact our revenues and profits.

We rely on third parties to operate certain elements of our business. For example, we rely on local carriers and third-party national, regional and local transportation companies to deliver our large parcel merchandise. As a result, we may be subject to shipping delays or disruptions caused by inclement weather, natural disasters, system interruptions and technology failures, labor activism, health epidemics or bioterrorism. We are also subject to risks of breakage or other damage during delivery by any of these third parties. We also use and rely on other services from third parties, such as telecommunications services, customs, consolidation and shipping services, as well as warranty, installation, assembly and design services. We may be unable to maintain these relationships, and these services may also be subject to outages and interruptions that are not within our control. Third parties may in the future determine they no longer wish to do business with us or may decide to take other actions that could harm our business. We may also determine that we no longer want to do business with them. If parcels are not delivered in a timely fashion or are damaged during the delivery process by these third parties, or if we are not able to provide adequate customer support or other services or offerings, our customers could become dissatisfied and cease using our cross-border fulfillment services or stop trading products through our marketplace, which would adversely affect our operating results.

We may not be successful in optimizing our warehouses and fulfillment network.

As of December 31, 2022, we had 21 large scale warehouses spreading across the U.S., Japan, the U.K. and Germany. Failures to adequately predict customer demand or otherwise optimize and operate our fulfillment network successfully from time to time result in excess or insufficient fulfillment capacity, increased costs and impairment charges, any of which could materially harm our business. As we continue to add warehouses and fulfillment capability, our fulfillment and logistics networks become increasingly complex and operating them becomes more challenging. There can be no assurance that we will be able to operate our networks effectively.

In addition, failure to optimize inventory in our fulfillment network increases our net shipping cost by requiring long-zone or partial shipments. We may be unable to adequately staff our warehousing network and customer service centers. As we maintain the inventory of other companies, the complexity of tracking inventory and operating our fulfillment network has further increased. Our failure to properly handle such inventory or the inability of the other businesses on whose behalf we perform inventory fulfillment services to accurately forecast product demand may result in our being unable to secure sufficient storage space or to optimize our warehouses and fulfillment network or cause other unexpected costs and other harm to our business and reputation.

Damage to our brand image could have a material adverse effect on our growth strategy and our business, financial condition, results of operations and prospects.

Maintaining and enhancing our brand is critical to expanding our base of customers, including attracting third-party ecommerce platforms to use our third-party logistics services and the sellers and buyers to trade in our marketplace. Our ability to maintain and enhance our brand depends largely on our ability to maintain customer confidence in our service offerings, including by delivering parcels on time and without damage to end customers. If end customers do not have a satisfactory experience with our logistics services, our customers may seek out alternative logistics services from our competitors. Alternatively, if our sellers and buyers are not satisfied with the product selection or service offerings in our marketplace, they may not return to our marketplace in the future, or at all.

In addition, unfavorable publicity regarding, for example, our practices relating to privacy and data protection, product quality, delivery problems, competitive pressures, litigation or regulatory activity, could seriously harm our reputation. Such negative publicity also could have an adverse effect on the size, engagement and loyalty of our customer base and result in decreased total revenues, which could adversely affect our business, financial condition and results of operations. A significant portion of our customers’ brand experience also depends on third parties outside of our control, including carrier and freight service providers and other third-party delivery agents. If these third parties do not meet our or our customers’ expectations, our brands may suffer irreparable damage.

Customer complaints or negative publicity about our marketplace, products, delivery times, company practices, employees, customer data handling and security practices or customer support, especially on social media websites and in our marketplace, could rapidly and severely diminish buyers’ and sellers’ use of our marketplace and third-party ecommerce platforms’ confidence in us and result in harm to our brands.

Our efforts to launch new products or services may not be successful.

Our business success depends to some extent on our ability to expand our service offerings by launching new products and services and by expanding our existing offerings into new geographies. For example, we expanded into Germany for our third-party logistics services in 2018, and we launched GigaCloud Marketplace, our B2B marketplace, in 2019. In addition, in November 2022, we opened our first Malaysian office in Muar, Johor, Malaysia, as part of a strategic initiative for optimizing regional supplier screenings and increasing our presence in Southeast Asia. Launching new products and services or expanding internationally requires significant upfront investments, including investments in marketing, information technology, and additional personnel. Expanding our service offerings internationally is particularly challenging because it requires us to gain country-specific knowledge about consumers, regional competitors and local laws, purchase or lease warehouse, build local logistics capabilities and customize portions of our technology for local markets. We may not be able to generate satisfactory revenues from these efforts to offset these costs. Any lack of market acceptance of our efforts to launch new services or to expand our existing offerings could have a material adverse effect on our business, financial condition and results of operations. Further, as we continue to expand our fulfillment capability or add new businesses with different requirements, our logistics networks become increasingly complex and operating them becomes more challenging. There can be no assurance that we will be able to operate our networks effectively.

We have also entered and may continue to enter into new markets in which we have limited or no experience, which may not be successful or appealing to our customers. These activities may present new and difficult technological and logistical challenges, and resulting service disruptions, failures or other quality issues may cause customer dissatisfaction and harm our reputation and brand. Further, our current and potential competitors in new market segments may have greater brand recognition or financial resources, longer operating histories and larger customer bases than we do in these areas. As a result, we may not be successful enough in these newer areas to recoup our investments in them. If this occurs, our business, financial condition and results of operations may be materially and adversely affected.

The COVID-19 pandemic could materially and adversely impact our business.

In December 2019, a novel strain of coronavirus, COVID-19, was first reported in Wuhan, PRC and has since become a global pandemic. In an effort to contain the spread of COVID-19, many countries, including the U.S., the PRC and most other jurisdictions around the world, have imposed unprecedented restrictions on travel, business and office closures, quarantines and lockdowns, resulting in a substantial reduction in economic activity. On January 30, 2020, the World Health Organization, or WHO, declared this COVID-19 outbreak a Public Health Emergency of International Concern. On February 28, 2020, the WHO increased the assessment of the risk of spread and the risk of impact of COVID-19 to “very high” at a global level. On March 11, 2020, the WHO declared the COVID-19 outbreak a pandemic.

As COVID-19 has evolved into a worldwide health crisis, it has resulted in adverse effects in the global economy and financial markets, such as significant declines in the global stock markets. The effects of government actions, our own policies and those of third parties to reduce the spread of COVID-19 have negatively impacted and may continue to negatively impact all or portions of our workforce, operations, suppliers, customers, demand for our products and services and our ongoing business activities, and have caused, and may further cause, disruptions to our supply chain and logistics networks and may impair our ability to execute our business development strategy. For example, the COVID-19 pandemic has temporarily disrupted the global supply chain, including many of our suppliers, as factory closures and reduced manufacturing output impacted inventory levels, potentially exacerbated by surging demand for products. Since the COVID-19 outbreak, however, we have seen increased GMV and revenues in our business as more people stayed at home and re-furnished their apartments to be better fitted for remote working environments. We cannot assure you that such trends will continue going forward as the U.S. and other key markets in which we operate begin to recover from the COVID-19 pandemic.

As the severity, magnitude and duration of the COVID-19 pandemic, corresponding public health responses and the economic consequences of the foregoing remain uncertain, rapidly changing and difficult to predict, we may experience ongoing disruptions that could severely impact our business, including:

•	a significant reduction in revenues due to curtailment of business from our customers;

•	a reduction in our operating margins due to long-term changes in the mix of our products and services;

•

other effects from governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic (including restrictions on travel and transportation and workforce pressures);

•	reductions in operating effectiveness due to employees working remotely;

•	unavailability of personnel;

•	the delay or cancellation of capital projects and related delays in, or loss of, expected benefits therefrom;

•	limited access to liquidity;

•	increased volatility and pricing in the capital and commercial paper markets;

•	further disruption to our global supply chain and logistics networks;

•	a requirement that we recognize an impairment in the fair value of our assets;

•	an increase in our pension funding obligations; and

•	the effect of the pandemic on the creditworthiness of our customers.

Any of these and other disruptions in our operations and the global economy could negatively impact our business, financial condition and results of operations.

In addition, quarantines, shelter-in-place and similar government orders related to COVID-19 or other infectious diseases, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, could adversely affect personnel of third parties that we rely on. These third parties include our manufacturing suppliers, logistics providers and other third-party delivery agents, as their workers may be temporarily prohibited or otherwise unable to report to work and transporting products within regions or countries may be limited due to extended holidays, factory closures, port closures and increased border controls and closures, among other things. As a result of the foregoing, we experienced interruptions to our logistics network, resulting in delays in delivery times for our third-party logistics services in the second quarter of 2020. We may also incur higher shipping costs due to various surcharges by third-party delivery agents on retailers related to the increased shipping demand resulting from the COVID-19 pandemic. To the extent our service providers are unable to comply with their obligations under our agreements with them or they are otherwise unable to deliver or are delayed in delivering goods and services to us due to the COVID-19 pandemic, our operations may be negatively impacted.

The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position.

COVID-19 and actions taken to reduce its spread continue to rapidly evolve. In late March and April 2022, certain regions in China were subject to lockdown and other constraints imposed by the local government authorities due to a new wave of COVID-19 outbreak in those regions. Employees who are located in those regions were required to work remotely and/or suspended any business travels. There were a few days of delays in the shipping and handling of parcels in and out of the Shanghai port due to the lockdown in the area. The percentage of shipments from the Shanghai port made up approximately 15% and 9% of our total shipments in March and April 2022, respectively. Although a majority of our employees are located in China, our business, products, lines of service, projects and operations were not materially impacted by such pandemic-related lockdown in China because we were able to maintain normal business operations under a remote working arrangement with our employees. Furthermore, since most of the buyers in our GigaCloud Marketplace are typically resellers based in the U.S. and Europe and the buyers on third-party ecommerce websites are located outside of China, the lockdown in China in 2022 did not have a material impact on consumer demand for our products and services. The extent to which COVID-19 may reduce the productivity of our employees, disrupt our service supply chains, reduce our access to capital or limit our business development activities will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the U.S. and other countries, business closures or business disruptions and the effectiveness of actions taken in the U.S. and other countries to contain and treat the disease. To the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Despite the foregoing, in 2020, 2021 and 2022, we saw increased revenues and order activity since the COVID-19 pandemic. These results, as well as those of other metrics such as revenues, gross margins and other financial and operating data, may not be indicative of results for future periods. Some of the increased demand is likely due to customers being required or encouraged to stay at home, school closures and employers requiring employees to work remotely. Such increased demand may increase beyond manageable levels, may fluctuate significantly, or may not continue, including the possibility that demand may decrease from historical levels. The duration and severity of the COVID-19 pandemic, the amount of time it will take for normal economic activity to resume, and future government actions that may be taken are all unknown, and accordingly the situation remains dynamic and subject to rapid and possibly material change, including but not limited to changes that may materially affect the operations of our suppliers, logistics providers and customers, which ultimately could result in material adverse effects on our business, financial condition and results of operations.

We are subject to risks related to online transactions and payment methods.

We accept payments using a variety of methods, including credit card, debit card, PayPal, credit accounts (including promotional financing) and customer invoicing. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic fund transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card and debit card payments from customers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially and adversely affected.

We occasionally receive orders placed with fraudulent credit card data. We may suffer losses as a result of orders placed with fraudulent credit card data even if the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions. We may also suffer losses from other online transaction fraud, including fraudulent returns or chargebacks. If we are unable to detect or control credit card or transaction fraud, our liability for these transactions could harm our business, financial condition and operating results.

Our failure or the failure of third-party service providers to protect our marketplace, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and substantially harm our business and operating results.

We have access to confidential information in our day-to-day operations. We collect, maintain, transmit and store data about our customers, employees, contractors, suppliers, vendors and others, including personally identifiable information of the senders and recipients of the parcels, as well as other confidential and proprietary information. The proper use and protection of confidential information are essential to maintaining customer trust in us and our services.

We are materially dependent upon our networks, information technology infrastructure and related technology systems to provide services to our customers and to manage our internal operations. Many of our customers require access to our services on a continuous basis and may be materially impaired by interruptions in our or our third-party service providers’ infrastructure. Our technology systems also process and store certain confidential information and data for the proper functioning of our network. Security breaches and hacker attacks on our system might result in a compromise to the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining confidential information in our possession. Such individuals or entities may engage in various other illegal activities using such information. Further, as parcels move through our network from pickup to delivery, a large number of personnel handles the flow of parcels and have access to significant amounts of confidential information. Some of these personnel may misappropriate the confidential information despite the security policies and measures we have implemented. In addition, most of the delivery and pickup personnel are not our employees, which makes it more difficult for us to implement sufficient and effective control over them. Additionally, other disruptions can occur, such as infrastructure gaps, hardware and software vulnerabilities, inadequate or missing security controls, exposed or unprotected customer data and the accidental or intentional disclosure of source code or other confidential information by former or current employees. Any such incidents could (i) interfere with the delivery of services to our customers, (ii) impede our customers’ ability to do business, (iii) compromise the security of infrastructure, systems and data, (iv) lead to the dissemination to third parties of proprietary information or sensitive, personal, or confidential data about us, our employees or our customers, including personally identifiable information of individuals involved with our customers and their end users and (v) impact our ability to do business in the ordinary course. If a breach or other security incident were to occur, it could expose us to increased risk of claims and liability, including litigation, regulatory enforcement, notification obligations and indemnity obligations, as well as loss of existing or potential customers, harm to our reputation, increases in our security costs (including spending material resources to investigate or correct the breach or incident and to prevent future security breaches and incidents), disruption of normal business operations, the impairment or loss of industry certifications and government sanctions (including debarment). Moreover, containing and remediating any IT system failure, cybersecurity attack or vulnerability may require significant investment of resources. Any of the foregoing could have a material and adverse effect on our business, financial condition and results of operations.

Similar security risks exist with respect to our third-party vendors that we rely on for aspects of our IT support services, pickup and delivery services, and administrative functions, including the systems owned, operated or controlled by other unaffiliated operators to the extent we rely on such other systems to deliver services to our customers. Our ability to monitor our third-party service providers’ data security is limited. As a result, we are subject to the risk that cyber-attacks on, or other security incidents affecting, our third-party service providers may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by, or other security incidents affecting, our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our services. Practices regarding the collection, use, storage, transmission and security of personal information have recently come under increased public scrutiny. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations could cause our customers to lose trust in us and our services. Any perception that the confidentiality or privacy of information is unsafe or vulnerable when using our services could damage our reputation and substantially harm our business, financial condition and results of operations.

The secure processing, storage, maintenance and transmission of critical customer and business information are vital to our operations and our business strategy. Although we devote significant resources to protecting such information and take what we believe to be reasonable and appropriate measures, including having a formal and dedicated IT department and limiting the amount of any data we store to non-sensitive customer information, such as zip codes and business addresses, to protect sensitive information from compromises such as unauthorized access, disclosure, or modification or lack of availability, our information technology and infrastructure may still be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. We may be exposed to significant monetary damages. Saved as the foregoing, we have not taken additional measures to mitigate the risks against cybersecurity in our supply chain based on third-party products, software, services and business. Further, a security breach could require us to expend substantial additional resources relating to the security of our information systems and to provide required breach notifications to affected parties, diverting resources from other projects and disrupting our businesses.

Real or perceived errors, failures or bugs in our services, software or technology could adversely affect our business, financial condition and results of operations.

Undetected real or perceived errors, failures, bugs or defects may be present or occur in the future in our solutions, software or technology or the technology or software we license from third parties, including open source software. Despite testing by us, real or perceived errors, failures, bugs or defects may not be found until our customers use our services. Real or perceived errors, failures, bugs or defects in our solutions could result in negative publicity, loss of or delay in market acceptance of our services and harm to our brand, weakening of our competitive position, claims by customers for losses sustained by them or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures, bugs or defects in our services could also impair our ability to attract new customers, retain existing customers or expand the customers’ use of our services, which could adversely affect our business, financial condition and results of operations.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

We may require additional cash capital resources in order to fund future growth and the development of our businesses, including expansion of our ecommerce platform, our third-party logistics services and any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, governmental regulations over foreign investment and the ecommerce and logistics services industries. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

Our business is highly competitive. Competition presents an ongoing threat to the success of our business.

Our business is rapidly evolving and intensely competitive, and we have many competitors in different industries. Our competition includes third-party logistics service providers, furniture stores, big box retailers, and online ecommerce platforms and marketplaces in the U.S., Europe, Japan and China. We compete with third-party logistics service providers based on a number of factors, including warehouse and infrastructure capacity, network stability, business model, operational capabilities, cost control and service quality. We also compete with other retailers and ecommerce platforms that offer large parcel merchandise for the variety and availability of products, number of users in the marketplace, flexibility in delivery options and freight rates.

Many of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, larger fulfillment infrastructures, greater technical capabilities, faster and less costly shipping, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater revenues and profits from their existing customer bases, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in customer habits. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate revenues from their customer bases more effectively than we do.

We may be subject to product liability claims and other similar claims if people or property are harmed by the products we sell or sold through our platform.

Some of the products we sell may expose us to product liability and other claims and litigation (including class actions) or regulatory action relating to safety, personal injury, death or environmental or property damage. Some of our agreements with members of our supply chain may not indemnify us from product liability for a particular product, and some members of our supply chain may not have sufficient resources or insurance to satisfy their indemnity and defense obligations. Although we maintain product liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

Fluctuations in the price or availability of fuel and uncertainty in third-party transportation capacity may adversely affect our transportation costs and operational results.

Our transportation costs mainly consist of fuel costs and transportation expenses incurred in relation to the use of third-party transportation services. The availability and price of fuel and third-party transportation capacity are subject to political, economic and market factors that are outside of our control. In 2020, 2021 and 2022, we continued to increase the use of self-owned and operated, cost-efficient high capacity trucks to replace some, but not all, of our third-party outsourced trucks to further enhance transportation efficiency. In the event of a significant increase in fuel prices and third-party transportation service charges, our transportation expenses may rise, and our gross profit may decrease if we are unable to adopt effective cost control measures or pass on incremental costs to our customers. As a result, our business, financial condition and results of operations may be adversely affected.

We face risks associated with parcels handled and transported through our network and risks associated with transportation.

We handle a large volume of parcels across our cross-border fulfillment network, and face challenges with respect to the protection and inspection of these parcels. Parcels in our fulfillment network may be stolen, damaged or lost for various reasons, and we may face actual or alleged liability for such incidents. In addition, we may fail to detect unsafe or prohibited/restricted items. Further, the big and bulky parcels handled by us are prone to damages, and may injure their recipients, harm our personnel and result in property damage. Failure to prevent prohibited or restricted items from entering our network may result in administrative or criminal penalties as well as civil liability for personal injury and property damage.

The transportation of parcels involves inherent risks. We have multiple warehouse personnel involved in our logistics operations at all times, who are subject to risks associated with logistics and transportation safety, including transportation-related injuries and losses at our warehouses or during the course of transportation. For example, our personnel may be involved in traffic accidents from time to time, resulting in personal injury and loss or damage to parcels carried by them. In addition, frictions or disputes may occasionally arise from the direct interaction of our personnel with parcel senders and recipients, which may result in personal injury or property damage if such incidents escalate. The insurance policies carried by us may not fully cover the damages caused by transportation-related injuries or losses.

Any of the foregoing could disrupt our services, cause us to incur substantial expenses and divert the time and attention of our management. We may face claims and incur significant liabilities if found liable or partially liable for any injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage or may not be covered by insurance at all. Government authorities may also impose significant fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be unsafe by our end customers, ecommerce platforms and customers, our business volume may be significantly reduced, and our business, financial condition and results of operations may be materially and adversely affected.

Significant merchandise refunds and product warranty claims could have a material adverse effect on our business.

We allow our customers to claim refunds or product warranties for our 1P sales subject to our return policy. See “Item 4. Information on the Company—B. Business Overview—Logistics Network and Value-added Services—Warranties and Refunds.” If merchandise returns and product warranty claims are significant, our business, financial condition and results of operations could be harmed. Further, we modify our policies relating to returns and warranties from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. Many of our products are large and require special handling and delivery. From time to time our products are damaged in transit, which can increase return rates and harm our brand.

Our business may be affected by increase in rental expenses or the termination of leases of our warehouses.

We lease properties to operate all of our warehouses, offices, ports and other pickup and delivery outlets. We may be subjected to increase in rental expenses. We may also not be able to successfully extend or renew such leases upon expiration, on commercially reasonable terms or at all, and may be forced to relocate the affected operations. Such relocation may disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. We may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our operations when required could adversely affect our business and operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. Even if we are able to extend or renew the respective leases, rental payments may significantly increase as a result of the high demand for the leased properties.

Our business requires significant capital investments and a high level of working capital to sustain our operations and business growth.

We require significant capital investments in our business which consist of building and setting up warehouse facilities, technology, sorting and other types of equipment. These investments support both our existing business and anticipated growth. Forecasting projected volume involves many factors which are subject to uncertainty, such as general economic trends, changes in governmental regulation and competition. If we do not accurately forecast our future capital investment needs, we could have excess capacity or insufficient capacity, either of which would negatively affect our revenues and profitability. In addition to forecasting our capital investment requirements, we adjust other elements of our operations and cost structure in response to adverse economic conditions; however, these adjustments may not be sufficient to allow us to maintain our operating margins.

Our strategic investments or acquisitions may be unsuccessful.

We may acquire other assets, technologies, products and businesses that are complementary to our existing business or otherwise. We may also enter into strategic partnerships or cooperation agreements with other businesses to expand our marketplace. Negotiating these transactions can be time-consuming, challenging and expensive, and our ability to close these transactions may often be subject to regulatory approvals that are beyond our control. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may issue additional equity securities that would dilute our shareholders’ ownership interest, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur expenses or substantial liabilities, encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures, encounter difficulties in assimilating acquired operations, encounter diversion of management’s attention to other business concerns, and become subject to adverse tax considerations, substantial depreciation, impairment losses, or deferred compensation charges. If our investments and acquisitions are not successful, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We rely on the performance of members of management and highly skilled IT personnel, and if we are unable to attract, develop, motivate and retain well-qualified employees, our business could be harmed.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management and other key personnel. We are highly dependent upon our senior management, particularly our chief executive officer, as well as our vice presidents and other members of our senior management team. Although we have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

The increasing scale of our business also requires us to hire and retain a wide range of capable and experienced personnel and technology talents who can adapt to a dynamic, competitive and challenging business environment. Competition for talents is intense, and the availability of suitable and qualified candidates is limited in the jurisdictions in which we operate. Competition for talents, together with inflation, could cause us to offer higher compensation and other benefits to attract and retain them, which further increase our labor cost. Even if we were to offer higher compensation and other benefits, these individuals may not choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business and growth.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our business strategies. We may not be successful in maintaining our unique company culture and continuing to attract or retain qualified management and personnel in the future. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a wide portfolio of intellectual property to operate our businesses and we may not be able to effectively protect these intellectual property and proprietary rights against infringement, misappropriation or other violations, or efforts to safeguard our intellectual property may be costly.

We rely on a combination of trademark, copyright and trade secret protection laws in the U.S., the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our technology and information. However, we cannot guarantee that we have entered into confidentiality agreements with each party that may have or have had access to our trade secrets or proprietary information. Such agreements may be breached by counterparties, who may disclose our proprietary information, including our trade secrets, or claim ownership in intellectual property that we believe is owned by us, and there may not be adequate remedies available to us for any such breach. In addition, we do not enter into intellectual property assignment agreements in the ordinary course, and we rely on the intellectual property rights we obtain from our employees by operation of law. The intellectual property rights we obtain by operation of law may not extend to all intellectual property rights developed by our employees and contractors, and individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property rights. We therefore may not possess ownership rights in all intellectual property rights that we regard as our own or that are necessary for the conduct of our business.

Intellectual property protection may not be sufficient in the regions in which we operate. Our trademarks or other intellectual property rights may be challenged by others through administrative process or litigation, and our pending trademark applications may not be allowed. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation and some courts in the U.S. and certain foreign jurisdictions are less willing or unwilling to protect trade secrets. Furthermore, it is often difficult to maintain and enforce intellectual property rights in the PRC. Statutory laws and regulations in the PRC are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or the intellectual properties licensed from third parties, or to enforce our contractual rights in the PRC and other jurisdictions in which we operate.

In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third parties, we would have no right to prevent them from using that technology or information to compete with us. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect and enforce our trademarks and trade names, or build name recognition in our markets of interest thereby harming our competitive position.

The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such rights, we may not be able to use these trademarks to develop brand recognition of our technologies, products or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Further, we may in the future enter into agreements with owners of such third-party trade names or trademarks to avoid potential trademark litigation which may limit our ability to use our trade names or trademarks in certain fields of business.

We have not yet registered certain of our trademarks in all of our potential markets, although we have registered “GIGACLOUD TECHNOLOGY” and “大健云仓” in mainland China and Hong Kong. If we apply to register these trademarks in other countries and/or other trademarks in the U.S. and other countries, our applications may not be allowed for registration in a timely fashion or at all; further, our registered trademarks may not be maintained or enforced. In addition, third parties may file first for our trademarks in certain countries. If they succeed in registering such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products and technologies in those countries. If we do not secure registrations for our trademarks, we may encounter more difficulties in enforcing them against third parties than we otherwise would. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could harm our business, financial condition, results of operations and prospects. In addition, over the long term, if we are unable to establish name recognition based on our trademarks, then our marketing abilities may be materially and adversely impacted.

We may be accused of infringing, misappropriating or otherwise violating the intellectual property rights of third parties.

The ecommerce industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may be subject to claims and litigation by third parties that we infringe, misappropriate or otherwise violate their intellectual property rights. Furthermore, under our current marketplace, the products offered in our marketplace are supplied by third-party merchants, who are separately responsible for sourcing the products that are sold in our marketplace. We have been and may continue to be subject to allegations, and may in the future be subject to lawsuits, claiming that products listed or sold through our marketplace by third-party merchants are counterfeit, unauthorized, illegal, or otherwise infringe, misappropriate or violate third-party copyrights, trademarks, patents or other intellectual property rights, or that content posted on our user interface contains misleading information on description of products and comparable prices in the U.S., China or any other jurisdictions in which we have operations. The costs of supporting such litigation and disputes are considerable, and there can be no assurances that favorable outcomes will be obtained. Further, the application and interpretation of China’s intellectual property laws and the procedures and standards for granting intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. As our business expands and the number of competitors in our market increases and overlaps occur, we expect that infringement claims may increase in number and significance. Any claims or proceedings against us, whether meritorious or not, could be time-consuming, result in considerable litigation costs, require significant amounts of management time or result in the diversion of significant operational resources, any of which could materially and adversely affect our business, financial condition and results of operations.

Legal claims regarding intellectual property rights are subject to inherent uncertainties due to the oftentimes complex issues involved, and we cannot be certain that we will be successful in defending ourselves against such claims. In addition, whereas we currently do not own or in-license any patents, some of our larger competitors have extensive portfolios of issued patents. Many potential litigants, including patent holding companies, have the ability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from conducting our business as we have historically done or may desire to do in the future. We may also be required to seek a license and pay royalties for the use of such intellectual property, which may not be available on commercially acceptable terms, or at all. Alternatively, we may be required to develop non-infringing technology or intellectual property, which could require significant effort and expense and may ultimately not be successful.

We have received in the past, and we may receive in the future, communications alleging that certain items posted on or sold through our marketplace infringe, misappropriate or otherwise violate third-party copyrights, designs, marks and trade names or other intellectual property rights or other proprietary rights. Brand and content owners and other proprietary rights owners have actively asserted their purported rights against online companies. In addition to litigation from rights owners, we may be subject to regulatory, civil or criminal proceedings and penalties if governmental authorities believe we have aided and abetted in the sale of counterfeit or infringing products. Such claims, whether or not meritorious, may result in the expenditure of significant financial, managerial and operational resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have violated their rights, but such licenses may not be available on terms acceptable to us, or at all. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

Furthermore, we use open source software in connection with our GigaCloud Marketplace. Companies that incorporate open source software into their products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Additionally, the use and distribution of open source software can lead to greater risks than the use of third-party commercial software, and some open source projects have known vulnerabilities and open source software does not come with warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source license, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. These claims could also result in litigation, which could be costly to defend, and if portions of our software are determined to be subject to an open source license or if the license terms for the open source software that we incorporate change, we could be required to publicly release or disclose our source code or pay damages for breach of contract or cease offering the implicated services unless and until we can re-engineer all or a portion of our software, including GigaCloud Marketplace, in a manner that avoids infringement or otherwise change our business, any of which could reduce or eliminate the value of our services and adversely affect our business. The re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. Further, we could be required to seek licenses from third parties to continue using certain software or offering certain of our services or to discontinue the use of such software or the sale of our affected services in the event we could not obtain such licenses, which may not be available to us on commercially reasonable terms or at all. Any of the foregoing could be harmful to our business, financial condition and results of operations.

We are subject to legal and regulatory proceedings from time to time in the ordinary course of our business.

We may be, and in some instances have been, subject to claims, lawsuits including class actions and individual lawsuits, government investigations, and other proceedings relating to intellectual property, consumer protection, privacy, labor and employment, import and export practices, competition, securities, tax, marketing and communications practices, commercial disputes, and other matters. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity.

Moreover, becoming a public company may have raised our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. In the future, we may also be accused of having, or be found to have, infringed, misappropriated or otherwise violated third-party intellectual property rights.

Regardless of the outcome, legal proceedings can have a material and adverse impact on us due to their costs, diversion of our resources, and other factors. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, or pay substantial amounts to the other party and could materially and adversely affect our business, financial condition and results of operations.

Our insurance coverage may not be sufficient to cover all the risks which our operations are exposed to and therefore we are susceptible to significant liabilities.

We have limited insurance coverage. We do not maintain business interruption insurance, cybersecurity insurance or general third-party liability insurance, nor do we maintain key-man life insurance. Although we maintain certain general liability insurance for our warehouses, we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Trade restrictions could materially and adversely affect our business, financial condition and results of operations.

We are focused on facilitating B2B ecommerce transactions for large parcel merchandise. Our cross-border logistics services may be affected by trade restrictions implemented by countries or territories in which our customers are located or in which our customers’ products are manufactured or sold.

For example, we are subject to risks relating to changes in trade policies, tariff regulations, embargoes or other trade restrictions adverse to our customers’ business. Actions by governments that result in restrictions on movement of parcels or otherwise could also impede our ability to carry out our cross-border ecommerce solutions and logistics services. In addition, international trade and political issues, tensions and conflicts may cause delays and interruptions to cross-border transportation and result in limitations on our insurance coverage. If we are unable to connect our global customers to each other in our marketplace or provide solutions to transporting parcels to and from countries with trade restrictions in a timely manner or at all, our business, financial condition and results of operations could be materially and adversely affected.

Any lack of requisite approvals, licenses or permits applicable to our business operations may harm our business.

We may not be able to obtain all the licenses and approvals that may be deemed necessary to operate our business. Because we operate in multiple jurisdictions, the relevant laws and regulations, as well as their interpretations, could be different from those in the U.S. This can make it difficult to know which licenses and approvals are necessary, or the processes for obtaining them. For these same reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire we will be able to renew them. We cannot be sure that our interpretations of the rules and their exemptions have always been or will be consistent with those of the local regulators.

As we expand our businesses, we may be required to obtain new licenses and will be subject to additional laws and regulations in the markets we plan to operate in. If we fail to obtain, maintain or renew any required licenses or approvals or make any necessary filings or are found to need licenses or approvals that we believed were not necessary or we were exempted from obtaining, we may be subject to various penalties, such as confiscation of the revenues or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancelation of the applicable license, written reprimands, termination of third-party arrangements, criminal prosecution and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted the 2008 share incentive plan in 2008, together with the amendments thereto, the “2008 Plan,” for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As of December 31, 2022, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2008 Plan was 2,513,743 ordinary shares. We are authorized to grant options, share appreciation rights, share awards of restricted shares and non-restricted shares and other types of awards as the administrator of the 2008 Plan decides.

In March 2017, our shareholders and board of directors approved and adopted the 2017 share incentive plan, together with the amendments thereto, the “2017 Plan.” As of December 31, 2022, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan was 6,367,238 ordinary shares, subject to an annual increase on the first day of each fiscal year beginning January 1, 2023 and ending on and including January 1, 2027 according to a formula set forth in the 2017 Plan. We are authorized to grant options, share appreciation rights, dividend equivalent rights, restricted shares, restricted share units or other rights or benefits under the 2017 Plan.

We account for compensation costs for all share options using a fair value-based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. As of December 31, 2022, awards to purchase an aggregate of 6,396,903 ordinary shares under the 2008 Plan and the 2017 Plan were granted, excluding awards that were forfeited, repurchased, cancelled, lapsed, settled or otherwise expired after the relevant grant dates. As a result of these grants, we incurred share-based compensation of nil, $9.7 million and $9.2 million in 2020, 2021 and 2022, respectively. For more information on our share incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We will incur additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We could be held liable if our GigaCloud Marketplace is used for fraudulent, illegal or improper purposes such as money laundering.

Although we have taken and continue to take measures, our GigaCloud Marketplace is susceptible to potentially illegal or improper uses, which could damage our reputation and subject us to liability. These may include the use of our marketplace in connection with fraudulent sales of merchandise and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud, and incidents of fraud could increase in the future. We could be subject to fraud claims if confidential information obtained from our users is used for unauthorized purposes.

Our risk management policies and procedures may not be fully effective in identifying, monitoring and managing these risks. We are not able to monitor in each case the sources of funds for our digital financial services platform users, or the ways in which they are used. An increase in fraudulent transactions or publicity regarding payment disputes could harm our reputation and reduce customers’ confidence in our marketplace and solutions.

Natural disasters, pandemics, epidemics, acts of war, terrorist attacks and other events could materially and adversely affect our business.

Severe weather conditions and other natural or man-made disasters, including storms, floods, fires, earthquakes, epidemics, pandemics, conflicts, unrest, or terrorist attacks, may disrupt our business and result in decreased revenues. Customers may reduce their demand for logistics services or shipments, or our costs to operate our business may increase, either of which could have a material adverse effect on us. Any such event affecting one of our major facilities could result in a significant interruption in or disruption of our business, financial condition and results of operations.

Government regulation of the Internet and ecommerce in the U.S. and globally is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and ecommerce in the U.S. and globally. Existing and future regulations and laws could impede the growth of the Internet, ecommerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, Internet neutrality and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or ecommerce. It is possible that general business regulations and laws, or those specifically governing the Internet or ecommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure or perceived failure by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. Adverse legal or regulatory developments could substantially harm our business. Further, if we enter into new market segments or geographical areas and expand the products and services we offer, we may be subject to additional laws and regulatory requirements or prohibited from conducting our business, or certain aspects of it, in certain jurisdictions. We will incur additional costs complying with these additional obligations and any failure or perceived failure to comply would adversely affect our business and reputation.

We are subject to U.S., PRC and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in the global markets. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, and anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. We are also subject to anti-bribery laws in the PRC that generally prohibit companies and their intermediaries from making payments to government officials for the purpose of obtaining or retaining business or securing any other improper advantage. State and national anti-corruption laws are interpreted broadly and prohibit companies and their employees and agents from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third-party carriers outside of the U.S. to deliver our parcels internationally and/or other third-party agents to obtain necessary permits, licenses, patent registrations and other regulatory approvals in new geographic areas which we are expanding into. We can be held liable for the corrupt or other illegal activities of our employees, agents and third-party carriers, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

We are subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business or prospects.

We are, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects.

In the U.S., various federal and state regulators have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act, or the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers about their data collection, use and sharing practices and provide such consumers new data protection and privacy rights, including the ability to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. On November 3, 2020, California voters approved a new privacy law, the California Privacy Rights Act, or the CPRA, which significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts. Many of the CPRA’s provisions have become effective since January 1, 2023. State laws are changing rapidly and there is discussion in the U.S. of a new comprehensive federal data privacy law, to which we would become subject if it is enacted.

In the PRC, the PRC regulatory and enforcement regime with regard to cybersecurity, data security and data protection is constantly evolving and can be subject to significant change, making the extent of our obligations in that regard uncertain. In November 2016, the Standing Committee of the National People’s Congress of the PRC, or the Standing Committee of the NPC, promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law provides that network operators shall take technical and other necessary measures as required by laws, regulations, and mandatory requirements to safeguard the operation of networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law sets forth data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should be for the purpose and within the limit that is prescribed by applicable laws and regulations. The PRC Data Security Law also provides that the government will establish a security review procedure for data-related activities that affect or may affect national security. In July 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to these regulations, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, the damage, malfunction or data leakage of which may seriously endanger national security, people’s livelihood and public interests. Furthermore, in July 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions on Strictly Cracking Down on Illegal Securities Activities, according to which, among other things, relevant governmental authorities are required to improve laws and regulations related to data security, cross-border data transmission, and management of confidential information. In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. Furthermore, the PRC Personal Information Protection Law steps up the protection for personal information and imposes additional requirements in terms of its processing. As the interpretation and implementation of the PRC Personal Information Protection Law remain uncertain, we cannot assure you that we will be deemed to fully comply with the PRC Personal Information Protection Law in all respects, and regulatory authorities may order us to rectify or terminate our current practice of collecting and processing personal information.

On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review, which became effective on February 15, 2022 and simultaneously superseded and replaced the cybersecurity review measures that had been in effect since June 2020. According to the Measures for Cybersecurity Review, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities should be subject to cybersecurity review if their activities affect or may affect national security. The Measures for Cybersecurity Review also expand the cybersecurity review to network platform operators possessing personal information of more than one million users if such operators seek to list on a foreign stock exchange. In addition, relevant PRC regulatory authorities may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. The Measures for Cybersecurity Review further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

On November 14, 2021, the CAC published the Regulations on the Administration of Network Data Security (Draft for Comments), or the Draft Network Data Security Regulations, for public comments until December 13, 2021. The Draft Network Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Network Data Security Regulations, a data processor must apply for a cybersecurity review for certain activities, including, among other things, (i) merger, reorganization or division of such internet platform operator that has acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) the overseas listing of such data processor if it processes personal information belonging to more than one million users, (iii) the data processor’s proposed listing in Hong Kong that affects or may affect national security, and (iv) any other data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Network Data Security Regulations stipulate that data processors that process “important data” or are listed overseas must conduct an annual data security assessment, either by itself or through a data security service provider, and must submit the assessment report of a given year to the relevant municipal cybersecurity department by the end of January of the following year. As of the date of this annual report, the Draft Network Data Security Regulations have been released for public comment only, and its final provisions and adoption are subject to uncertainties.

As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning or sanction in such respect. However, as the Measures for Cybersecurity Review were newly adopted, and the Draft Network Data Security Regulations have not been adopted, there remains uncertainty in the interpretation and enforcement of such PRC cybersecurity and data security laws and regulations. Thus, we cannot assure you whether we would be subject to a cybersecurity review requirement, and if so, that we would be able to pass such review. If the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules that would require us to go through a cybersecurity review, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business and website closure as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. According to these measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority.

On September 12, 2022, the CAC issued the Notice on Seeking Public Comments on the Decision to Amend the Cybersecurity Law of the People’s Republic of China (Draft for Comments), or the Draft Decision to Amend the Cybersecurity Law. According to the Draft Decision to Amend the Cybersecurity Law, the violations of the Cybersecurity Law might be subject to more severe punishment if the Draft Decision to Amend the Cybersecurity Law is implemented in its current form. Specifically, the Draft Decision to Amend the Cybersecurity Law enhanced the punishment against violations of the network operation security obligation, the critical information infrastructure operation security obligation, and the network information security obligation by increasing the upper limits of the fines and imposing additional punishment. The Draft Decision to Amend the Cybersecurity Law also enhanced the punishment against personal information infringement by referencing to the punishment under applicable laws which would include relevant punishment under the PRC Personal Information Protection Law.

Furthermore, in the European Union, the collection and use of personal data are governed by the provisions of the General Data Protection Regulation, or the GDPR, in addition to other applicable laws and regulations. The GDPR came into effect in May 2018, repealing and replacing the European Union Data Protection Directive, and imposing revised data privacy and security requirements on companies in relation to the processing of personal data of European Union and U.K. data subjects. The GDPR, together with national legislation, regulations and guidelines of the European Union Member States and the U.K. governing the processing of personal data, impose strict obligations with respect to, and restrictions on, the collection, use, retention, protection, disclosure, transfer and processing of personal data. The GDPR imposes strict rules on the transfer of personal data to countries outside the European Union, including the U.S. For example, in 2016, the European Union and the U.S. agreed to a transfer framework for data transferred from the European Union to the U.S., called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union and it cast uncertainty around when the standard contractual clauses issued by the European Commission can be used. Companies must now conduct their own risk assessment and determine whether additional safeguards need to be put in place. The GDPR authorizes fines for certain violations of up to 4% of the total global annual turnover of the preceding financial year or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by data subjects. Separately, Brexit could also lead to further legislative and regulatory changes and increase our compliance costs. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the U.K. and the European Union, data processing in the U.K. is governed by a U.K. version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. There will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the U.K. and the European Union. Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. In Hong Kong, the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, applies to data users, such as our business, that control the collection, holding, processing or use of personal data in Hong Kong. We are subject to the general requirements under the PDPO, including the need to obtain the prescribed consent of the data subject and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Breaches of the PDPO may lead to a variety of civil and criminal sanctions, including fines and imprisonment. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

Many countries have adopted, or are in the process of adopting, regulations governing the use of cookies and similar tracking technologies, and individuals may be required to “opt-in” to their placement for the purposes of marketing. In the European Union, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are likely to be replaced by an EU Regulation, known as the ePrivacy Regulation, which will significantly increase fines for non-compliance. Informed consent is required for the placement of a cookie on a user’s device and for direct electronic marketing which prohibits pre-checked consents and imposes a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent guidance, court cases and regulatory and consumer group-led action are driving increased attention to compliance with these rules. Increased enforcement of these strict requirements could lead to substantial costs, require significant system changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Widespread adoption of regulations that significantly restrict our ability to use performance marketing technology could adversely affect our ability to market effectively to current and prospective hosts and guests, and thus materially and adversely affect our business, results of operations and financial condition.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure or perceived failure by us to comply with any applicable laws and regulations, or similar laws and regulations in the jurisdictions in which we operate relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to, and likely will be subject in the future, to further stringent and changing laws, regulations and standards relating to the provision of platforms, services and goods online. With regard to the current legislation in this area, our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business or prospects. We may also need to spend significant time and resources on understanding upcoming legislation in this area and considering and implementing changes to our websites, processes, policies and procedures in order to become compliant with current and future legislation.

We are, and are likely increasingly to become, subject to various laws and regulations, as well as contractual obligations, relating to the provision of goods and services online, online platforms, e-commerce and online contracts, online advertising and the online provision of information and the regulation of online content, in the context of both the B2B and B2C aspects of our business. There is a body of legislation in this area with which we are already required to comply, including the E-Commerce Directive 2000/31/EC, the Consumer Rights Directive 2011/83/EU, as amended by the Directive on better enforcement and modernization of EU consumer protection (EU) 2019/2161 (and member state implementing legislation in each case) and the Electronic Commerce (Amendment etc.) (EU Exit) Regulations 2019, among others. In addition to the current legislative framework, this is an area of current legislative focus for a number of jurisdictions, including the European Union and the U.K. where proposals for short-term future legislative change have been published, particularly in relation to online harms. For example, the Digital Services Act (for which the EC published a proposal on December 15, 2020) proposes new obligations for online platforms and changes to the safe harbors from liability for infringing content. In addition, on May 12, 2021, the U.K. government published new draft legislation in the form of the Online Safety Bill, which aims to establish a new regulatory regime to address illegal and harmful content online, including fines and other sanctions in the event of non-compliance. Other jurisdictions, including France, Germany, Singapore and Australia, have each already passed legislation addressing online harms. As such, this regulatory landscape is changing rapidly and becoming increasingly vigorous. The extent of the obligations (at least in certain jurisdictions) and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, following the expiration of the specified period, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the U.K. and the European Union. Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our online and e-commerce practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations in this area could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Our Corporate Structure

We rely on contractual arrangements with our consolidated VIEs and their shareholders for a portion of our business operations. These arrangements may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue relying on contractual arrangements with our consolidated VIEs and their shareholders to operate a portion of our business. All of our consolidated VIEs contributed an aggregate of 6.5% to our total assets as of December 31, 2022, and 14.4% to our revenues in 2022. See “Item 4. Information of the Company—C. Organizational Structure.”

These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIEs. For example, our consolidated VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of our consolidated VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated VIEs and their shareholders of their obligations under the contracts to exercise control over our consolidated VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our consolidated VIEs. As a result, we face increased risk that these shareholders may breach the contractual arrangements or take other actions that are detrimental to our interests.

If our consolidated VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. For example, if the shareholders of our consolidated VIEs refuse to transfer their equity interest in our consolidated VIEs to us if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our consolidated VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our consolidated VIEs and third parties were to impair our control over our consolidated VIEs, our ability to consolidate the financial results of our consolidated VIEs would be affected, which would in turn result in a material adverse effect on our business, financial condition, results of operations and prospects.

Our strategic decision to enter into contractual arrangements with our consolidated VIEs and their shareholders may subject the beneficiaries of the consolidated VIEs to greater uncertainty as to the legality of their share ownership.

We have entered into a series of control agreements with our consolidated VIEs and their respective shareholders, including our three principal consolidated VIEs established and operating in the U.K., namely B.T.M TRAVEL AND TRADING LTD, COMHARBOR LIMITED and BRIHOME LIMITED. We entered into contractual arrangements with our principal consolidated VIEs because we needed to expeditiously set up our business in overseas markets with minimized administrative constraints to capture market opportunities. In certain instances, the contractual arrangements provided us with the potential flexibility to conduct business activities that could be subjected to restrictions on foreign investment. For example, the PRC government had imposed foreign ownership restriction and the licensing and permit requirements for companies in the industry of telecommunications services, and we had a consolidated VIE set up initially in mainland China from 2018 to 2020. We launched our GigaCloud Marketplace under our Hong Kong Subsidiary, GigaCloud Technology (HongKong) Limited (formerly known as Giga Cloud Logistics (Hong Kong) Limited), in 2019. As our business scale in the overseas markets continued to grow and in anticipation of our initial public offering which was closed in August 2022, we began to restructure our non-principal VIEs into wholly-owned subsidiaries. From 2018 to 2020, we had one consolidated VIE in mainland China, namely Suzhou GigaCloud, and in February 2021, our Cayman Islands holding company entered into a termination agreement with Suzhou GigaCloud and its shareholder at that time to terminate the control agreement with respect to Suzhou GigaCloud. Suzhou GigaCloud became our indirect wholly-owned subsidiary in mainland China, and we do not currently have any VIE in mainland China. To our knowledge, as of the date of this annual report, our PRC Subsidiaries are not conducting business activities that are subject to restrictions on foreign investment under PRC laws and regulations. See also “Item 4. Information of the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated VIEs and their Shareholders.”

Our strategic decision to operate a portion of our business under contractual agreements may subject the beneficiaries of the consolidated VIEs to greater uncertainty as to the legality of their share ownership. It is uncertain whether any new laws or regulations relating to contractual agreements will be adopted in the jurisdictions where our consolidated VIEs are or had been organized, or if adopted, what they would provide. If we or our consolidated VIEs are, currently or retrospectively, found to be in violation of any existing or future laws or regulations in the jurisdictions where our consolidated VIEs are organized, we may be required to pay fines or penalties or restructure our corporate structure, which may affect our business operations. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations. We endeavor to restructure all of our VIEs in the coming years; however, we cannot guarantee that we will be able to complete the restructuring without any interruptions to our business operations, or that there will be no events that may cause delays in our corporate restructuring.

Any failure by our consolidated VIEs or their shareholders to perform their obligations under such contractual arrangements would have a material and adverse effect on our business.

The shareholders of our consolidated VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our consolidated VIEs to breach, or refuse to renew the existing contractual arrangements we have with them and our consolidated VIEs, which would have a material and adverse effect on our ability to effectively control our consolidated VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our consolidated VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use, or otherwise benefit from, the assets held, or the services provided by, our consolidated VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

We rely on contractual arrangements with our consolidated VIEs to use, or otherwise benefit from, certain overseas off-platform services that we need or may need in the future as our business continues to expand.

The contractual arrangements contain terms that specifically obligate the shareholders of our consolidated VIEs to ensure the valid existence of our consolidated VIEs. However, in the event the shareholders of our consolidated VIEs breach the terms of these contractual arrangements and voluntarily liquidate our consolidated VIEs, or our consolidated VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our consolidated VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our consolidated VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all of the assets of our consolidated VIEs, thereby hindering our ability to operate our business as well as constraining our growth.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands have a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the U.S. and their shareholders, see “— Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

Risks Related to Doing Business in China

We could be adversely affected by political tensions between the U.S. and the PRC.

During 2018 and 2019, both the PRC and the U.S. each imposed tariffs that have adversely affected trade between the two countries. Although the U.S. and the PRC reached a Phase One trade deal in January 2020, there was no Phase Two trade deal implemented and most of the tariffs imposed remain in place, while uncertainty persists in the trade relationship between the two countries that impacts the global trade landscape. Although most of third-party suppliers for our 1P inventory are located in Southeast Asian countries and our 3P sellers are typically responsible for any export taxes and tariffs, we are unable to predict whether any of the countries in which our suppliers’ products are currently manufactured or may be manufactured in the future will be subject to new, different or additional trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions.

Political tensions between the U.S. and the PRC have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC, U.S. export restrictions regarding China, restrictions on U.S. investments in designated “Communist Chinese Military Companies,” and the executive orders issued by former U.S. President Donald J. Trump that seek to prohibit certain transactions with ByteDance Ltd., Tencent Holdings Ltd., developers of certain software applications and the respective subsidiaries of such companies, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by China’s Ministry of Commerce, or MOFCOM, on January 9, 2021, which will apply to situations where the extra-territorial application of foreign legislation and other measures, in violation of international law and the basic principles of international relations, unjustifiably prohibits or restricts the citizens, legal persons or other organizations of China from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting companies with operations in the PRC from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of issuers with operations in the PRC listing in the U.S. It is unclear if this proposed legislation would be enacted.

A substantial part of our revenues is derived from the U.S., and we are required to comply with the U.S. laws and regulations. However, we may be affected by future changes in the U.S. export control and other laws and regulations. If we were unable to transfer our parcels to and out of the U.S., our business, results of operations and financial condition would be materially and adversely affected.

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Our PRC Subsidiaries perform cost functions and internal operational functions, but our PRC Subsidiaries do not generate revenue in the PRC. Accordingly, our business, financial condition and results of operations are affected to an extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for any of our potential products, and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and the price of our Class A ordinary shares could be materially and adversely affected.

There are uncertainties regarding the PRC legal system.

A portion of our business operations is conducted in the PRC as our PRC Subsidiaries perform cost functions and internal operational functions in the PRC and is governed by PRC laws, rules and regulations. Our PRC Subsidiaries are subject to laws, rules and regulations applicable to foreign investment in the PRC. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in the PRC. However, the PRC has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in the PRC or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the PRC laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

The PRC government may exert more control over offerings conducted overseas and/or foreign investment in mainland China- and Hong Kong-based issuers, may exercise significant oversight and discretion over a company’s ability to conduct business in mainland China and Hong Kong and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities.

Although we have operations in many locations globally, we face various legal and operational risks and uncertainties as a result of being based in and having operations in mainland China and Hong Kong. We launched our GigaCloud Marketplace under our Hong Kong Subsidiary, GigaCloud Technology (HongKong) Limited (formerly known as Giga Cloud Logistics (Hong Kong) Limited), in 2019. Our PRC Subsidiaries perform cost functions and internal operational functions, but our PRC Subsidiaries do not generate revenue in mainland China, except for the revenue generated from inter-group related party transactions. Accordingly, the laws and regulations of the PRC have an impact on the operational and procurement aspects of our business. Furthermore, the PRC government has authority to exert political and economic influence on the ability of a company with operations in mainland China and Hong Kong to conduct business, accept foreign investment, remain listed on a U.S. exchange, or list on any other foreign exchange. For example, we may face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, the lack of inspection of the PCAOB of our auditors, as well as regulatory risks relating to companies in Hong Kong. In light of recent statements and regulatory actions by the PRC government related to the PRC’s extension of authority into Hong Kong, there is also risk that the PRC government may intervene or influence our operations in Hong Kong, as our operations in Hong Kong are subject to political and economic influence from the PRC government. Our Hong Kong Subsidiary may be subject to direct intervention or influence from the PRC government in the future due to changes in laws or other unforeseeable reasons. Such risks could impact our ability to conduct our business, accept foreign investments, remain listed on a U.S. exchange or list on any other foreign exchange, result in a material change in our operations and/or the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer Class A ordinary shares and/or other securities to investors and cause the value of our securities to significantly decline or be worthless.

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities by, and overseas and/or foreign investment in, companies with operations in mainland China and Hong Kong, including enhancing supervision over companies with operations in mainland China that are listed overseas using a VIE structure, and that the PRC regulatory authorities could disallow the use of such VIE holding structure. We do not believe that we are directly subject to these regulatory actions or statements, as we do not currently have any VIEs in mainland China. However, the rules and regulations and the enforcement thereof in China can change quickly. While our current corporate structure does not contain any VIEs in mainland China and our group has no intention of establishing any VIEs in mainland China in the future, if in the future our group’s corporate structure were to contain a VIE, the PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or in extreme cases, become worthless. The PRC regulatory authorities could change the rules, regulations and policies regarding foreign ownership in the industry in which we operate, which would likely result in material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless. The PRC government may also intervene with or influence our operations in mainland China and Hong Kong as the government deems appropriate to further regulatory, political and societal goals. Any such action, once taken by the PRC government, could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or in extreme cases, become worthless.

For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities which was made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of overseas listings by companies based in mainland China, cybersecurity and data privacy protection requirements and similar matters.

On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review, which became effective on February 15, 2022 and simultaneously superseded and replaced the cybersecurity review measures that had been in effect since June 2020. According to the Measures for Cybersecurity Review, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities should be subject to cybersecurity review if their activities affect or may affect national security. The Measures for Cybersecurity Review also expand the cybersecurity review to network platform operators possessing personal information of more than one million users if such operators seek to list on a foreign stock exchange. In addition, relevant PRC regulatory authorities may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. On November 14, 2021, the CAC published the Draft Network Data Security Regulations for public comments. The Draft Network Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Network Data Security Regulations, a data processor must apply for a cybersecurity review for certain activities, including, among other things, (i) merger, reorganization or division of such internet platform operator that has acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) the overseas listing of such data processor if it processes personal information belonging to more than one million users, (iii) the data processor’s proposed listing in Hong Kong that affects or may affect national security, and (iv) any other data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Network Data Security Regulations stipulate that data processors that process “important data” or are listed overseas must conduct an annual data security assessment, either by itself or through a data security service provider, and must submit the assessment report of a given year to the relevant municipal cybersecurity department by the end of January of the following year. As of the date of this annual report, the Draft Network Data Security Regulations have been released for public comment only, and its final provisions and adoption are subject to uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business or prospects.”

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures for Overseas Listing, and five relevant guidelines, or the Guidelines for Overseas Listing, which became effective on March 31, 2023. According to the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with and report relevant information to the CSRC. The Trial Measures for Overseas Listing provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and is therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures for Overseas Listing further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the circumstances as stipulated aforementioned, but the risk factors disclosed in the submitted listing application documents pursuant to the relevant overseas market regulations are mainly related to mainland China, the securities companies and the PRC counsels of the issuer shall, act in accordance with the Trial Measures for Overseas Listing and follow the principle of substance-over-form, conduct comprehensive demonstration and identification with regard to whether the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing. On the same day, the CSRC also held a press conference for the release of the Trial Measures for Overseas Listing and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) can be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listing, and they are required to file with the CSRC when they conduct subsequent financing activities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The CSRC has promulgated new rules for companies based in mainland China seeking to conduct listings and offerings, whether an initial or follow-on offerings, in overseas markets. The PRC government may exert more oversight and control over offerings that are conducted overseas and foreign investment in issuers based in mainland China and Hong Kong, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.”

On February 24, 2023, the CSRC and certain other PRC regulatory authorities promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administrative Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality and Archives Administrative Provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether directly or indirectly through an overseas listed entity, must strictly abide by applicable PRC laws and regulations, including by enhancing legal awareness in relation to keeping state secrets and strengthening its archives administration, instituting a sound confidentiality and archives administration system, and taking necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to law, and make certain filings with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, would be detrimental to national security or public interest, the PRC domestic company must strictly complete the relevant procedures as stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

Given that the Measures for Cybersecurity Review, the Trial Measures for Overseas Listing and the Confidentiality and Archives Administration Provisions were newly adopted, and the Draft Network Data Security Regulations has not been adopted, it remains unclear how the Opinions on Strictly Cracking Down on Illegal Securities Activities and the foregoing relevant laws and regulations will be interpreted, amended and implemented by the relevant PRC governmental authorities, and it is still uncertain how PRC governmental authorities will regulate overseas listings in general and whether we are required to obtain any specific regulatory approvals or to fulfill any record-filing requirements. If we, including our PRC Subsidiaries and Hong Kong Subsidiary, (i) do not receive or maintain any required approvals or record-filing or (ii) inadvertently conclude that approvals or record-filing are not required, or (iii) if the CAC, the CSRC or other regulatory agencies promulgate new rules, explanations or interpretations requiring that we shall obtain their prior approvals or ex-post record-filing for any of our follow-on offerings in the future, we may be unable to obtain such approvals and record-filing in a timely manner, or at all, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

The rules and regulations and the enforcement thereof in China can change quickly. The PRC government may intervene with or influence our operations in mainland China and Hong Kong as the government deems appropriate to further regulatory, political and societal goals. Any such action by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China- and Hong Kong-based issuers, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or in extreme cases, become worthless.

We operate our GigaCloud Marketplace through our Hong Kong Subsidiary. If the PRC government were to extend its oversight into companies in Hong Kong, our Hong Kong Subsidiary may be subject to additional regulations which could have a material effect on our business operations.

We launched our GigaCloud Marketplace under our Hong Kong Subsidiary, GigaCloud Technology (HongKong) Limited (formerly known as Giga Cloud Logistics (Hong Kong) Limited), in 2019. Our PRC Subsidiaries perform cost functions and internal operational functions, but our PRC Subsidiaries do not generate revenue in mainland China, except for the revenue generated from inter-group related party transactions. Accordingly, the laws and regulations of the PRC have an impact on the operational and procurement aspects of our business. Pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which shall be confined to laws relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong). Whilst the National People’s Congress of the PRC, or the NPC, has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including the PRC Data Security Law and the Measures for Cybersecurity Review, do not apply to our businesses in Hong Kong.

As of the date of this annual report, our Hong Kong Subsidiary has not received any inquiry or notice or any objection from any PRC authority in connection with our operations in Hong Kong. In light of recent statements and regulatory actions by the PRC government related to the PRC’s extension of authority into Hong Kong, there is risk that the PRC government may intervene or influence our operations in Hong Kong, as our operations in Hong Kong are subject to political and economic influence from the PRC government. Our Hong Kong Subsidiary may be subject to such direct intervention or influence from the PRC government in the future due to changes in laws or other unforeseeable reasons. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our Hong Kong Subsidiary in the future, the application of such laws and regulations may have a material adverse impact on our business operations in Hong Kong. For example, if the PRC Data Security Law were to apply to our Hong Kong Subsidiary, our Hong Kong Subsidiary may be subject to data security and privacy obligations imposed by the PRC government, and our Hong Kong Subsidiary may be required to obtain licenses for the operation of our ecommerce platform GigaCloud Marketplace and be subject to regulations restricting or prohibiting foreign ownership. Further, the rules and regulations and the enforcement thereof in China can change quickly. In light of recent statements and regulatory actions by the PRC government related to the PRC’s extension of authority into Hong Kong, there is also risk that the PRC government may intervene with or influence our operations in mainland China and Hong Kong at any time as the government deems appropriate to further regulatory, political and societal goals and that our Hong Kong Subsidiary and PRC Subsidiaries may be subject to such direct intervention or influence in the future due to changes in laws or other unforeseeable reasons. Any such actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China- and Hong Kong-based issuers could significantly change our Hong Kong Subsidiary’s ability to conduct its business and operate our GigaCloud Marketplace in its current form, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or in extreme cases, become worthless.

Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact GigaCloud Group’s existing and future operations in Hong Kong.

On June 30, 2020, the Standing Committee of the NPC promulgated the Law of the PRC on Safeguarding National Security in Hong Kong. The interpretation of the Law of the PRC on Safeguarding National Security in Hong Kong involves a degree of uncertainty.

Recently, the PRC government announced that it would step up supervision of overseas-listed PRC businesses. Under the new measures, the PRC government will enhance regulation of cross-border data transmission and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. The PRC government will also check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to mainland China domestic businesses, rather than businesses in Hong Kong, which operate under a different set of laws from mainland China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong.

GigaCloud Group is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise and our global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe. We also operate warehouses in four countries across North America, Europe and Asia. Although none of our business activities appears to be within the current targeted areas of concern mentioned above by the PRC government, given the PRC government’s significant oversight over the conduct of business operations in mainland China and in Hong Kong, and in light of the PRC government’s recent extension of authority not only in mainland China but also into Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in the PRC can change quickly with little or no advance notice. For example, the PRC government may pressure the government of Hong Kong to enact similar laws and regulations to those in the PRC, which may seek to exert control over offerings conducted overseas by Hong Kong companies. If any or all of the foregoing were to occur, it could lead to a material adverse change in GigaCloud Group’s operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our securities to significantly decline or become worthless.

The approval, filing or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities, may be required in connection with our offshore offering, we cannot assure you that we will be able to obtain such approval or complete such filing. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Taxation Administration of PRC, or the SAT, the State Administration for Industry and Commerce, currently known as the State Administration for Market Regulation, or the SAMR, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The interpretation and application of the M&A Rules remain unclear, and our offshore offerings may ultimately require approval of the CSRC under the M&A Rules. If the CSRC approval under the M&A Rules is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings under the M&A Rules, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

In addition, the recently promulgated Opinions on Strictly Cracking Down on Illegal Securities Activities, among others, call for strengthening the administration and supervision of stocks with a China nexus and clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, given the fairly recent issuance date of the Opinions on Strictly Cracking Down on Illegal Securities Activities, there are no further explanations, detailed rules or regulations issued as of the date of this annual report, leaving uncertainties regarding the interpretation and implementation of the Opinions on Strictly Cracking Down on Illegal Securities Activities. Moreover, there is no assurance that any new rules or regulations promulgated in the future will not impose additional requirements on companies with operations in the PRC.

On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review, which became effective on February 15, 2022 and simultaneously superseded and replaced the cybersecurity review measures that had been in effect since June 2020. According to the Measures for Cybersecurity Review, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities should be subject to cybersecurity review if their activities affect or may affect national security. The Measures for Cybersecurity Review also expand the cybersecurity review to network platform operators possessing personal information of more than one million users if such operators seek to list on a foreign stock exchange. In addition, relevant PRC regulatory authorities may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. The Measures for Cybersecurity Review further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

On November 14, 2021, the CAC published the Draft Network Data Security Regulations for public comments. The Draft Network Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Network Data Security Regulations, a data processor must apply for a cybersecurity review for certain activities, including, among other things, (i) merger, reorganization or division of such internet platform operator that has acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) the overseas listing of such data processor if it processes personal information belonging to more than one million users, (iii) the data processor’s proposed listing in Hong Kong that affects or may affect national security, and (iv) any other data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Network Data Security Regulations stipulate that data processors that process “important data” or are listed overseas must conduct an annual data security assessment, either by itself or through a data security service provider, and must submit the assessment report of a given year to the relevant municipal cybersecurity department by the end of January of the following year. As of the date of this annual report, the Draft Network Data Security Regulations have been released for public comment only, and its final provisions and adoption are subject to uncertainties.

As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning or sanction in such respect. However, as the Measures for Cybersecurity Review were newly adopted, and the Draft Network Data Security Regulations have not been adopted, there remains uncertainty in the interpretation and enforcement of such PRC cybersecurity and data security laws and regulations. Thus, we cannot assure you whether we would be subject to a cybersecurity review requirement, and if so, that we would be able to pass such review. If the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules that would require us to go through a cybersecurity review, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business and website closure as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

On February 17, 2023, the CSRC promulgated the Trial Measures for Overseas Listing and the Guidelines for Overseas Listing, which became effective on March 31, 2023. According to the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with and report relevant information to the CSRC. The Trial Measures for Overseas Listing provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and is therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures for Overseas Listing further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the circumstances as stipulated aforementioned, but the risk factors disclosed in the submitted listing application documents pursuant to the relevant overseas market regulations are mainly related to mainland China, the securities companies and the PRC counsels of the issuer shall, act in accordance with the Trial Measures for Overseas Listing and follow the principle of substance-over-form, conduct comprehensive demonstration and identification with regard to whether the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing. On the same day, the CSRC also held a press conference for the release of the Trial Measures for Overseas Listing and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) can be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listing, and they are required to file with the CSRC when they conduct subsequent financing activities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The CSRC has promulgated new rules for companies based in mainland China seeking to conduct listings and offerings, whether an initial or follow-on offerings, in overseas markets. The PRC government may exert more oversight and control over offerings that are conducted overseas and foreign investment in issuers based in mainland China and Hong Kong, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.”

On February 24, 2023, the CSRC and certain other PRC regulatory authorities promulgated the Confidentiality and Archives Administrative Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality and Archives Administrative Provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether directly or indirectly through an overseas listed entity, must strictly abide by applicable PRC laws and regulations, including by enhancing legal awareness in relation to keeping state secrets and strengthening its archives administration, instituting a sound confidentiality and archives administration system, and taking necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to law, and make certain filings with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, would be detrimental to national security or public interest, the PRC domestic company must strictly complete the relevant procedures as stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

Given that the Measures for Cybersecurity Review, the Trial Measures for Overseas Listing and the Confidentiality and Archives Administration Provisions were newly adopted, and the Draft Network Data Security Regulations has not been adopted, it remains unclear how the Opinions on Strictly Cracking Down on Illegal Securities Activities and the foregoing relevant laws and regulations will be interpreted, amended and implemented by the relevant PRC governmental authorities, and it is still uncertain how PRC governmental authorities will regulate overseas listings in general and whether we are required to obtain any specific regulatory approvals or to fulfill any record-filing requirements. As of the date of this annual report, we have not received any inquiry or notice or any objection from the CSRC, the CAC or any other PRC authorities that have jurisdiction over our operations in mainland China and Hong Kong. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little advance notice subject to any future actions of the PRC authorities.

If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals, filings, registrations or other kinds of authorizations for any of our future offerings or future capital raisings, we cannot assure you that we can obtain such approvals, filings, registrations or authorizations or complete any required procedures in a timely manner, or at all, and we may be unable to obtain waivers of such approvals, filings or other governmental requirements. Any uncertainties and/or negative publicity regarding such approval and/or filing requirements could have a material adverse effect on the trading price of our Class A ordinary shares.

These regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in the PRC by foreign investors more time-consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from the MOFCOM shall be obtained in circumstances where overseas companies legitimately established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements of domestic enterprises by foreign investors must also be notified in advance to the anti-monopoly authority under the PRC State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the PRC State Council in August 2008 and amended in September 2018, is triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In addition, the National Development and Reform Commission, or the NDRC, and the MOFCOM promulgated the Measures for the Security Review of Foreign Investments, which has taken effect on January 18, 2021 and require foreign investors or relevant domestic parties to file a prior report before making a foreign investment if such investment involves, among others, a military-related industry, national defense security or taking control of an enterprise in a key industry that concerns national security; and if a foreign investment will or may affect national security, the relevant party shall report to the standing working office organized by the NDRC and the MOFCOM for the decision of whether to conduct security review. We believe that we, including our PRC Subsidiaries and our Hong Kong Subsidiary, are currently not subject to such record-filing requirements with the NDRC and the MOFCOM under the Measures for the Security Review of Foreign Investments, because we, including our PRC Subsidiaries and our Hong Kong Subsidiary, do not and will not have foreign investments that involve a military-related industry, national defense security or taking control of an enterprise in a key industry that concerns national security. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The CSRC has promulgated new rules for companies based in mainland China seeking to conduct listings and offerings, whether an initial or follow-on offerings, in overseas markets. The PRC government may exert more oversight and control over offerings that are conducted overseas and foreign investment in issuers based in mainland China and Hong Kong, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

On February 17, 2023, the CSRC promulgated the Trial Measures for Overseas Listing and the Guidelines for Overseas Listing, which became effective on March 31, 2023. According to the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with and report relevant information to the CSRC. The Trial Measures for Overseas Listing provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and is therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures for Overseas Listing further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the circumstances as stipulated aforementioned, but the risk factors disclosed in the submitted listing application documents pursuant to the relevant overseas market regulations are mainly related to mainland China, the securities companies and the PRC counsels of the issuer shall, act in accordance with the Trial Measures for Overseas Listing and follow the principle of substance-over-form, conduct comprehensive demonstration and identification with regard to whether the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing.

In addition, pursuant to the Trial Measures for Overseas Listing, an overseas offering and listing of securities of a PRC domestic company under any of the following circumstances is prohibited: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the proposed securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the PRC domestic company(ies) proposing to conduct the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the past three years; (iv) the PRC domestic company(ies) proposing to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

Furthermore, the Trial Measures for Overseas Listing also provide that (i) where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major PRC domestic operating entity, which shall, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (ii) a filing relating to an initial public offering and listing shall be made with the CSRC within three working days after the relevant application is submitted overseas; (iii) a filing relating to subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be made with the CSRC within 3 working days after the offering is completed; (iv) a filing relating to subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed shall be made pursuant to provisions as stipulated for initial public offerings and listings. Where a PRC domestic company fails to fulfill the filing procedure, withholds any material fact or makes false statements in its filing documents that are material, such PRC domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures for Overseas Listing and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) can be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listing, and they are required to file with the CSRC when they conduct subsequent financing activities.

However, given that the Trial Measures for Overseas Listing were recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our listing status and financing activities in the future. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other activities that are subject to the filing requirements under the Trial Measures for Overseas Listing, our ability to raise and access capital will be impacted and our operations could be materially and adversely affected accordingly.

On February 24, 2023, the CSRC and certain other PRC regulatory authorities promulgated the Confidentiality and Archives Administrative Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality and Archives Administrative Provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether directly or indirectly through an overseas listed entity, must strictly abide by applicable PRC laws and regulations, including by enhancing legal awareness in relation to keeping state secrets and strengthening its archives administration, instituting a sound confidentiality and archives administration system, and taking necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to law, and make certain filings with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, would be detrimental to national security or public interest, the PRC domestic company must strictly complete the relevant procedures as stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, enterprises established under the laws of jurisdictions outside of the PRC with “de facto management bodies” located in the PRC may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was most recently amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in the PRC. Further to Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Version), or Bulletin 45, which became effective on September 1, 2011 and was most recently revised and became effective on June 15, 2018, to provide more guidance on the implementation of Circular 82. Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures. See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulatory Overview of the PRC—Laws and Regulations Relating to Taxation—Enterprise Income Tax.” Although Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or PRC or foreign individuals. If we were to be considered a PRC resident enterprise by the PRC tax authorities for PRC tax purposes, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our cash flow may be materially reduced as a result of our global income being taxed under the PRC Enterprise Income Tax Law. We believe that none of our entities outside of the PRC is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends paid to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to PRC tax.

If we are deemed a PRC resident enterprise under the PRC Enterprise Income Tax Law, a number of unfavorable PRC tax considerations could follow. Under the PRC Enterprise Income Tax Law and its implementation regulations issued by the PRC State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in mainland China or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of our Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our ordinary shares, and any gain realized from the transfer of our Class A ordinary shares, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of our Class A ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. However, if we or any of our subsidiaries established outside the PRC are considered a PRC resident enterprise, it is unclear whether holders of our Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between the PRC and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of our Class A ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in our Class A ordinary shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or immovable properties located in the PRC owned by non-PRC companies.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Bulletin 7 were abolished. Pursuant to this SAT Bulletin 7 (as amended), an “indirect transfer” of assets, including non-publicly traded equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in the PRC, immovable properties located in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise, directly or indirectly, derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in the PRC or if its income mainly, directly or indirectly, derives from the PRC; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the shareholder, the business model and organizational structure of the offshore enterprise; information about the payment of due income tax outside the PRC on indirect transfer of PRC taxable assets; the replicability of indirect investment and indirect transfer of taxable assets by direct investment and direct transfer of PRC taxable assets; and the tax treaties or similar arrangements applicable in the PRC for income derived from indirect transfer of taxable assets in the PRC. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in the PRC or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT promulgated Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which became effective on December 1, 2017 and was most recently amended on June 15, 2018. SAT Circular 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring and sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions under SAT Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC Subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of our initial public offering which was closed in August 2022, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC Subsidiaries, which are treated as “foreign-invested enterprises” under PRC laws, through loans or capital contributions. However, loans by us to our PRC Subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and capital contributions to our PRC Subsidiaries must be registered with competent governmental authorities in the PRC.

The SAFE promulgated the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015. According to Circular 19, the flow and use of RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company are regulated such that RMB capital may not be used, whether directly or indirectly, for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans (including third-party advance) or the repayment of bank loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB capital converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the SAFE on Reforming and Regulating the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC Subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

On October 23, 2019, the SAFE promulgated the Notice of the SAFE on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in the PRC, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws. However, as the SAFE Circular 28 was issued recently, there are still substantial uncertainties as to its interpretation and implementations in practice.

In light of the various requirements imposed by PRC regulations on loans to, and direct investments in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC Subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC Subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject our equity incentive plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, the SAFE promulgated the Notices of the SAFE on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in mainland China for a continuous period of not less than one year and participate in any share incentive plan of an overseas publicly listed company are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of share options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in mainland China for a continuous period of not less than one year and have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of our initial public offering. Failure to complete the SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital to our PRC Subsidiaries and our PRC Subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC Subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC Subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

On July 4, 2014, the SAFE promulgated the Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37. The SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities, as well as foreign individuals that are deemed PRC residents for foreign exchange administration purposes) to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. The SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. The SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice of the SAFE on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment, promulgated by the SAFE on February 13, 2015 and effective on June 1, 2015, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under the SAFE Circular 37 from June 1, 2015.

If our shareholders or beneficial owners who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks, our PRC Subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC Subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders or beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC Subsidiaries, could subject us or the non-complaint shareholders or beneficial owners to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC Subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute any future profits to you could be materially and adversely affected.

Governmental control of currency conversion may limit our ability to utilize our revenues, transfer or distribute cash within our group effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and the remittance of currency out of mainland China. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our subsidiaries to fund any cash and financing requirements we may have. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them. Our PRC Subsidiaries perform cost functions and internal operational functions and none of our PRC Subsidiaries have issued any dividends or distributions. Although we did not rely on our PRC Subsidiaries to issue dividends or other distributions on equity in the past, in the event that our PRC Subsidiaries were to issue dividends or distribution to us out of mainland China in the future, our PRC Subsidiaries may be subject to the applicable foreign currency control. To date, there have not been any such dividends or other distributions from our PRC Subsidiaries to our subsidiaries located outside of mainland China. In addition, save as disclosed, as of the date of this annual report, none of our subsidiaries have ever issued any dividends or distributions to us or their respective shareholders outside of mainland China.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of the SAFE, cash generated from the operations of our PRC Subsidiaries in mainland China, if any, may be used to pay dividends to our company. However, approval from or registration or filing with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC Subsidiaries, if any, to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi. To the extent cash is generated in our PRC Subsidiaries, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in the PRC or held by a PRC entity, the assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer assets by the PRC government. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong Subsidiary in the future, and to the extent cash is generated in our Hong Kong Subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene in or impose restrictions or limitations on GigaCloud Group’s ability to transfer or distribute cash within its organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect its business. Saved as the foregoing limitations imposed by the PRC government as described hereto, there are currently no limitations on our or our subsidiaries’ ability to transfer cash to investors.

In light of the flood of capital outflows of the PRC in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and a substantial vetting process have been put in place by the SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Recent litigation and negative publicity surrounding companies listed in the U.S. with operations in the PRC may result in increased regulatory scrutiny of us and negatively impact the trading price of our Class A ordinary shares.

We believe that litigation and negative publicity surrounding companies with operations in the PRC that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on companies with operations in the PRC after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Due to our operations in the PRC, any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the trading price of our Class A ordinary shares, and increased director and officer insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

The enforcement of the PRC Labor Contract Law, and other labor-related regulations in the PRC may increase our labor costs and limit our flexibility to use labor. Our failure to comply with PRC labor-related laws may expose us to penalties.

On June 29, 2007, the Standing Committee of the NPC enacted the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The PRC Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the PRC Labor Contract Law, an employer is obliged to sign an unfixed-term labor contract with any employee who has worked for the employer for 10 consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unfixed term, with certain exceptions. The employer must pay economic compensation to an employee where a labor contract is terminated or expires in accordance with the PRC Labor Contract Law, except for certain situations that are specifically regulated. As a result, our ability to terminate employees is significantly restricted. In addition, the government has issued various labor-related regulations to further protect the rights of employees. According to the Regulations on Paid Annual Leave of Employees, promulgated by the PRC State Council on December 14, 2007 and effective on January 1, 2008, employees are entitled to annual leave ranging from five to 15 days and are able to be compensated for any untaken annual leave days in the amount of three times their daily salary, subject to certain exceptions. In the event that we decide to change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective. In addition, as the interpretation and implementation of these new regulations are still evolving, our employment practices may not be at all times deemed in compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and financial conditions may be adversely affected.

Companies operating in the PRC are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of their employees up to a maximum amount specified by the local government from time to time. The requirement to maintain employee benefit plans has not been implemented consistently by local governments in the PRC given the different levels of economic development in different locations. We may not pay social security and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations, inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. We may be subject to fines and penalties for any such failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to penalties, late fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant PRC laws. The failure to register leasehold interests may expose us to potential fines.

We have not registered any of our lease agreements with the relevant government authorities. According to the Administrative Measures for Commodity Housing Leasing, which was promulgated by the Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, we are required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors or executive officers may be limited. Therefore, you may not be afforded the same protection as provided to investors in the U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. incorporated companies, such as us, and non-U.S. persons, such as our directors and executive officers in mainland China and Hong Kong. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as the PRC. Some of our directors and executive officers are located in mainland China and Hong Kong. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in the PRC may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in the U.S. domestic companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC, based on U.S. or other foreign laws, against us, our directors or executive officers. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.

We are a company incorporated under the laws of the Cayman Islands and some of our directors and executive officers are located in the PRC. As a result, it may not be possible to effect service of process within the U.S. or elsewhere outside the PRC upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors or executive officers in a U.S. court or other court outside the PRC, you may not be able to enforce such judgment against us or them in the PRC. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the U.S., the U.K., Japan or most other western countries. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in the PRC based on the U.S. or other foreign laws against us, our directors or executive officers. As a result, shareholder claims that are common in the U.S., including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in the PRC.

For example, in the PRC, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside the PRC or otherwise with respect to foreign entities. Although the local authorities in the PRC may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States have not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within the PRC may further increase difficulties faced by investors in protecting their interests. Therefore, investors may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.

Risks Related to Our Class A Ordinary Shares

An active, liquid and orderly market for our Class A ordinary shares may not develop, and you may not be able to resell the shares at or above the purchase price.

Although our Class A ordinary shares offered in our initial public offering are listed on the Nasdaq, an active trading market for our Class A ordinary shares may never develop or be sustained following our initial public offering. The lack of an active market may impair your ability to sell the shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling our Class A ordinary shares and may impair our ability to acquire other businesses or technologies using our Class A ordinary shares as consideration, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

The trading price of our Class A ordinary shares could be highly volatile, and purchasers of our Class A ordinary shares could incur substantial losses.

The trading price of our Class A ordinary shares is likely to be volatile. The stock market in general and the market for shares of ecommerce solutions companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell our Class A ordinary shares at or above the price they acquired our shares. The market price for our Class A ordinary shares may be influenced by those factors discussed in this “Item 3. Key Information—D. Risk Factors” section and many others, including:

•	regulatory developments in the U.S., the PRC and foreign countries;

•	innovations or new products or solution offerings developed by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	supply or distribution delays or shortages;

•	any changes to our relationships with any third-party ecommerce platforms, sellers and buyers or other strategic partners;

•	achievement of expected product sales and profitability;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the large parcel merchandise and ecommerce solutions market and issuance of securities analysts’ reports or recommendations;

•	trading volume of our Class A ordinary shares;

•	an inability to obtain additional funding;

•	sales of our securities by insiders and shareholders;

•	general economic, industry and market conditions and other events or factors, many of which are beyond our control;

•	additions or departures of key personnel;

•	the ongoing and future impact of the COVID-19 pandemic and actions taken to slow its spread; and

•	intellectual property, product liability or other litigation against us.

In addition, in the past, shareholders of public companies have initiated class action lawsuits against those companies following periods of volatility in the market prices of those companies’ shares. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations.

Our failure to meet the continued listing requirements of the Nasdaq could result in a delisting of our Class A ordinary shares.

Our Class A ordinary shares are currently listed on the Nasdaq Global Market. If we fail to satisfy the continued listing requirements of the Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, the Nasdaq Global Market may take steps to delist our Class A ordinary shares. Such a delisting would likely have a negative effect on the price of our Class A ordinary shares and would impair your ability to sell or purchase our Class A ordinary shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our Class A ordinary shares to become listed again, stabilize the market price or improve the liquidity of our Class A ordinary shares, prevent our Class A ordinary shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the Nasdaq’s listing requirements.

We may allocate the net proceeds from our initial public offering and any of our future offshore offerings in ways that you may not approve.

Our management will have broad discretion in the application of the net proceeds from our initial public offering and any of our future offerings. Because of the number and variability of factors that will determine our use of the net proceeds from our offshore offerings, their ultimate use may vary substantially from their currently intended use. Our management might not apply the net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we plan to invest the net proceeds from our initial public offering in future acquisitions, working capital, upgrading our information technology systems and expanding our logistics infrastructure. These investments may not yield a favorable return to our shareholders. If we do not invest or apply the net proceeds in ways that enhance the shareholder value, we may fail to achieve expected results, which could cause the price of our Class A ordinary shares to decline.

Our executive officers, directors and principal shareholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to shareholders for approval. Furthermore, many of our current directors were appointed by our principal shareholders.

As of March 31, 2023, our executive officers, directors and greater than 5% shareholders, in the aggregate, will beneficially own approximately 76.2% of our total issued and outstanding ordinary shares, or 92.2% of the total voting power. Furthermore, certain of our current directors were appointed by our principal shareholders. As a result, such persons or their appointees to our board of directors, acting together, will have the ability to control or significantly influence all matters submitted to our board of directors or shareholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

We do not currently intend to pay dividends on our securities, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our Class A ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or its share premium account of our company, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will depend on any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased our Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

Sales of a substantial number of our Class A ordinary shares by our existing shareholders in the public market could cause the price of our Class A ordinary shares to fall.

Sales of a substantial number of our Class A ordinary shares in the public market or the perception that these sales might occur could significantly reduce the market price of our Class A ordinary shares and impair our ability to raise adequate capital through the sale of additional equity securities.

As of March 31, 2023, we had 40,743,158 issued and outstanding ordinary shares, comprised of 31,416,426 Class A ordinary shares (which had excluded an aggregate of 309,857 Class A ordinary shares issued and reserved for future allocation upon exercise or vesting of awards granted under our share incentive plans) and 9,326,732 Class B ordinary shares. 3,381,000 Class A ordinary shares of these issued and outstanding shares were issued at our initial public offering and are freely tradable, without restriction, in the public market. Additional shares, including the shares held by directors, executive officers and other affiliates which will be subject to volume limitations under Rule 144 under the Securities Act, are eligible for sale in the public market. In addition, additional ordinary shares that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A ordinary shares could decline.

Certain holders of our ordinary shares will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with Certain Shareholders—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our Class A ordinary shares.

We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens. In particular, in this annual report, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A ordinary shares less attractive if we rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and the trading price of our Class A ordinary shares may be reduced or more volatile.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the U.S. and disclosure with respect to our annual general meetings will be governed by the Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Class A ordinary shares.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Stock Market Listing Rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Cayman Islands law does not impose a requirement that our board of directors consist of a majority of independent directors. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Stock Market Listing Rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Our Class A ordinary shares may be prohibited from trading in the U.S. under the HFCAA in the future, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was unable to conduct inspections and investigations completely without the approval of the Chinese authorities prior to 2022.

The HFCAA was enacted on December 18, 2020. The HFCAA provides that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been able to be subject to inspection by the PCAOB, the issuer shall be identified as a “Commission-identified Issuer,” and upon two consecutive years of non-inspection under the HFCAA, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a report on its determinations that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in these jurisdictions. The PCAOB included in its report a list of registered public accounting firms headquartered in mainland China and Hong Kong that the PCAOB was unable to inspect or investigate completely, including our auditor. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Whether the PCAOB will continue to be able to conduct inspections of PCAOB-registered public accounting firms headquartered in China is subject to uncertainty and depends on a number of factors out of our and our auditor’s control. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. Given that we have operations in the U.S., we may in the future maintain our accounting books and records in the U.S., and if required by the HFCAA, the PCAOB or the SEC, we shall in the future, but shall in no event later than after being identified as a Commission-Identified Issuer for two consecutive years, change our auditor to an independent registered public accounting firm located in the U.S. subject to the PCAOB’s inspection in order to maintain the listing of our Class A ordinary shares. We may incur additional costs in connection with such change and we cannot assure you that we can do so in a timely manner, if at all.

If we fail to implement measures to comply with the HFCAA and the uncertainty surrounding the possible new rule and regulations regarding the implementation of the HFCAA remains, such uncertainty could cause the market price of our Class A ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

The PCAOB had historically been unable to inspect or investigate completely auditors located in China. Any future inability of the PCAOB to conduct inspections of our auditor may deprive our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was unable to conduct inspections and investigations completely without the approval of the Chinese authorities before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of the audit procedures or quality control procedures of the independent registered public accounting firms in China as compared to auditors outside of China that are subject to the PCAOB inspections.

On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our shares would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in the shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Certain industry data and information in this annual report were obtained from third-party sources and were not independently verified by us.

This annual report contains certain industry data and information from third-party sources. We have not independently verified the data and information contained in such third-party publications and reports. Data and information in such third-party publications and reports may use third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Statistical data in these publications also include projections based on a number of assumptions. The agile office space industry may not grow at the rates projected by market data, or at all. If any of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. Material slowdown of the agile office space industry against the projected rates may materially and adversely affect our business and the market price of our ordinary shares.

The requirements of being a U.S. public company may strain our resources, result in more litigation and divert management’s attention.

As a U.S. public company, we are subject to various reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, the listing requirements of the Nasdaq and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” and/or a foreign private issuer. For example, for so long as we remain a foreign private issuer, we will not be required to file with the SEC quarterly reports with respect to our business and results of operations, which are required to be made by domestic issuers pursuant to the Exchange Act.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for U.S. public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Further, being a U.S. public company and a Cayman Islands company will have an impact on disclosure of information and require compliance with two sets of applicable rules. This could result in uncertainty regarding compliance matters and higher costs necessitated by legal analysis of dual legal regimes, ongoing revisions to disclosure and adherence to heightened governance practices.

We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance and, in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this annual report and in future filings required of a U.S. public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, the price and trading volume of our Class A ordinary shares could decline.

The trading market for our Class A ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our Class A ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our Class A ordinary shares, the trading price of our Class A ordinary shares would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our Class A ordinary shares could decrease, which could cause the price or trading volume of our Class A ordinary shares to decline.

Fluctuations in currency exchange rates may have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted, and the exchange rate between the Renminbi and U.S. dollar remained within a narrow band. In June 2010, the People’s Bank of China, or PBOC, announced that the PRC government would increase the flexibility of the exchange rate, and thereafter allowed the Renminbi to appreciate slowly against the U.S. dollar within the narrow band fixed by the PBOC. However, more recently, on August 11, 12 and 13, 2015, the PBOC significantly devalued the Renminbi by fixing its price against the U.S. dollar 1.9%, 1.6%, and 1.1% lower than the previous day’s value, respectively. On October 1, 2016, the Renminbi joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, or SDR, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly while the U.S. dollar surged and the PRC experienced persistent capital outflows. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system. There is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces, PRC and U.S. government’s policies and regulations may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Furthermore, the results of operations of, and certain of our intercompany balances associated with, our international subsidiaries and VIEs are exposed to foreign exchange rate fluctuations. Our entities incorporated in Japan, Germany, the United Kingdom and other jurisdictions generally use their respective local currencies as their functional currencies. Revenues, expenses, gains and losses are translated into U.S. dollars using the periodic average exchange rates. As we plan to expand our operations, our exposure to exchange rate fluctuations may be increased. When the U.S. dollar strengthens compared to these currencies, revenues, expenses, gains and losses when translated, may be materially less than expected and vice versa.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive distributions with respect to the underlying ordinary shares if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the U.S. unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax considerations to United States Holders of our ordinary shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, certain gains, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business). Cash is generally a passive asset for these purposes. Goodwill is generally characterized as an active asset to the extent it is associated with business activities that produce active income.

Based on the manner in which we currently operate our business, the current and expected composition of our income and assets and the expected value of our assets (including the value of our goodwill), we believe we were not a PFIC for our taxable year ended December 31, 2022, and we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of our Class A ordinary shares, which could be volatile), and we may be or become a PFIC if our market capitalization declines. Moreover, it is not entirely clear how the contractual arrangements between us, our consolidated VIEs and their shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our consolidated VIEs are not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations”) held ordinary shares, the United States Holder generally would be subject to adverse U.S. federal income tax considerations, including increased tax liability on disposition gains and additional reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax considerations.

If a United States Holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares, such United States Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Because our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist our investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any United States Holder information that may be necessary to comply with the reporting and tax paying obligations described in this risk factor. United States Holders should consult their tax advisors regarding the potential application of these rules to their investment in our Class A ordinary shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management or members of our board of directors than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the U.S. and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association——Differences in Corporate Law.”

We have identified two material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our Class A ordinary shares may decline.

Pursuant to Section 404 of Sarbanes-Oxley Act of 2002, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2023. When we lose our status as an “emerging growth company” and reach an accelerated filer threshold, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. To comply with the requirements of being a reporting company under the Exchange Act, we will need to upgrade our information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we or, if required, our auditor is unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our Class A ordinary shares may decline.

We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2022. The material weaknesses identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) the design and implementation of our internal controls over timely review of manual journal entries and accounting reconciliations due to the absence of formalized accounting policies and procedures, as well as qualified personnel to perform relevant controls. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or control deficiencies may have been identified.

We are working to remediate the material weaknesses and are taking steps to strengthen our internal control over financial reporting through the development and implementation of processes and controls over the financial reporting process. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures will significantly improve or remediate the material weakness described above.

We cannot assure you that there will not be additional material weaknesses or any significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its reviews under Section 404 of the Sarbanes-Oxley Act of 2002, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A ordinary shares could decline, and we could be subject to sanctions or investigations by the Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

Our amended and restated memorandum and articles of association provide that the courts of the Cayman Islands and the U.S. District Court for the Southern District of New York (or, if the U.S. District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

Our amended and restated memorandum and articles of association provide that, unless otherwise agreed by us, (i) the U.S. District Court for the Southern District of New York (or, if the U.S. District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the “U.S. Actions” and (ii) save for such U.S. Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:

•	any derivative action or proceeding brought on behalf of our company;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to our company or our shareholders;

•	any action asserting a claim under any provision of the Companies Act of the Cayman Islands or our memorandum and articles of association; or

•	any action asserting a claim against our company which if brought in the U.S. would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the U.S.).

These exclusive-forum provisions may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other security, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our amended and restated memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have an adverse effect on our business and financial performance.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our authorized and issued ordinary shares divide into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Holders of Class B ordinary shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association and approval over any change of control transactions. See the paragraph here below for more details. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares.

Mr. Larry Lei Wu, our chairman of board of directors and chief executive officer, beneficially owns all of our Class B ordinary shares. As of March 31, 2023, these Class B ordinary shares constitutes approximately 22.9% of our total issued and outstanding share capital and 74.8% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. In addition, Mr. Larry Lei Wu, together with certain of his affiliates, have undertaken to our company, among other things, that, for a period of five years after the closing of our initial public offering, without the prior written consent of our board of directors and at least a majority of the independent directors, he and his affiliates will not agree to, approve, support, vote (in favor of or against), or otherwise cause our company to agree to, enter into or consummate, a privatization transaction, as defined in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Conversion,” unless the consideration per Class A ordinary share payable to shareholders of the Class A ordinary shares in connection with such privatization transaction is at least equal to the price per Class A ordinary share initially offered to the public in our initial public offering (subject to appropriate adjustment in the event of any share dividend, share subdivision, consolidation or other similar recapitalization with respect to the Class A ordinary shares). See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Conversion” for more information. This concentrated control will limit investors’ ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

Our dual-class voting structure may render our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A ordinary shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Listing Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Listing Rules because Mr. Larry Lei Wu, our chairman of board of directors and chief executive officer, holds more than 50% of our total voting power for the election of directors through TALENT BOOM GROUP LIMITED and Ji Xiang Hu Tong Holdings Limited, the entities controlled by Mr. Wu. For so long as we remain a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. In the event that we elect to rely on one or more of these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 4.	INFORMATION OF THE COMPANY

A.	History and Development of the Company

On August 29, 2006, we incorporated Oriental Standard Human Resources Holdings Limited, our holding company, as an exempt company in the Cayman Islands with limited liability. We began our ecommerce business in Japan in 2010 through our wholly-owned subsidiary, Oriental Standard Japan Co., Ltd. We expanded to the U.K. in 2013 through our consolidated VIE, B.T.M TRAVEL AND TRADING LTD, and further expanded to the U.S. through our acquisition of COMPTREE INC. in 2014. COMPTREE INC. was renamed as GIGACLOUD TECHNOLOGY (USA) INC. in July 2021. In January 2019, we launched our ecommerce platform, GigaCloud Marketplace, through our Hong Kong Subsidiary, GigaCloud Technology (HongKong) Limited (formerly known as Giga Cloud Logistics (Hong Kong) Limited). In November 2022, we opened our first Malaysian office as part of a strategic initiative for optimizing regional supplier screenings and increasing our presence in Southeast Asia. As our marketplace and our ecommerce business continue to grow, we believe it is important to have a name for our holding company that is more representative of our businesses. Effective February 28, 2021, our holding company’s name changed from Oriental Standard Human Resources Holdings Limited to GigaCloud Technology Inc.

On August 22, 2022, we completed our initial public offering of 3,381,000 Class A ordinary shares, including the additional shares sold pursuant to the over-allotment option which we granted to the underwriter. On August 18, 2022, we listed our Class A ordinary shares on the Nasdaq Global Market under the symbol “GCT.”

Regarding our capital expenditure and the financing, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Arrangements with Aegis

Underwriter’s Warrants

In connection with our initial public offering, we issued to Aegis Capital Corp., or Aegis, the underwriter and the book-running manager of our initial public offering, warrants to purchase up to a total of 1.0% of the Class A ordinary shares sold in our initial public offering (excluding the shares sold through the exercise of the over-allotment option in our initial public offering). The warrants are exercisable at $18.375 per share (150% of the public offering price per ordinary share) commencing on a date which is six (6) months from the commencement of sales of our initial public offering and expiring on a date which is no more than two (2) years from the commencement of sales of our initial public offering in compliance with Financial Industry Regulatory Authority, or FINRA, Rule 5110. The warrants have been deemed compensation by FINRA and are therefore subject to a six-month lock-up pursuant to Rule 5110 of FINRA. The underwriter (or its permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate these warrants or the ordinary shares underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the commencement of sales of the offering. The warrants may be exercised as to all, or a lesser number of ordinary shares and will provide for cashless exercise in the event there is not an effective registration statement for the underlying shares. Such warrants will provide for piggyback registration rights in certain cases. The piggyback registration rights provided will not be greater than seven years from the commencement of sales of our initial public offering in compliance with FINRA Rule 5110(g)(8)(D). Our obligations on the piggyback registration rights shall terminate on the earlier of (i) the date that is two years and six months from the commencement of sales of our initial public offering and (ii) the date that Rule 144 under the Securities Act would allow Aegis to sell the registrable securities during any ninety (90) day period. The warrants have anti-dilution terms that are consistent with FINRA Rule 5110(g)(8)(E) and (F). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

Right of First Refusal

If, for the period ending eighteen (18) months from the closing of our initial public offering, we or any of our subsidiaries decide to raise funds by means of a public offering (including at-the-market facility) or a private placement or any other capital raising financing of equity, equity-linked or debt securities, the underwriter (or any affiliate designated by the underwriter) shall have the right to act as sole book-running manager, sole underwriter or sole placement agent for such financing. If the underwriter or one of its affiliates decides to accept any such engagement, the agreement governing such engagement will contain, among other things, provisions for customary fees for transactions of similar size and nature, but in no event will the fees be less than those provided herein, including indemnification, which are appropriate to such a transaction. The right of first refusal shall not apply to any transaction where the book-running manager, underwriter or placement agent for such financing is a tier one investment bank in the United States and/or its affiliates as agreed between us and Aegis.

Tail Financing

Aegis shall be entitled to compensation with respect to any public or private offering or other financing or capital raising transaction of any kind to the extent that such financing or capital is provided to us by funds whom Aegis had contacted during the engagement period or introduced to us during the engagement period, if such tail financing is consummated at any time within the six-month period following the expiration or termination of the letter of engagement between Aegis and us.

Corporate Information

Our principal executive offices are located at Unit A, 12/F, Shun Ho Tower, 24-30 Ice House Street, Central, Hong Kong. Our telephone number at this address is +852 2369-8219. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our corporate website is https://www.gigacloudtech.com/. The information on our website should not be deemed to be part of this annual report. Our agent for service of process in the U.S. in connection with the registration statement on Form F-1 for our initial public offering is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor New York, NY 10168.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding us that we filed electronically with the SEC.

B.	Business Overview

We are a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. Our B2B ecommerce platform, which we refer to as the “GigaCloud Marketplace,” integrates everything from product discovery to payments to logistics tools into one easy-to-use platform. Our global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. We offer a true comprehensive solution that transports products from the manufacturer’s warehouse to end customers, all at one fixed price. We first launched our marketplace in January 2019 by focusing on the global furniture market and have since expanded into additional categories such as home appliances and fitness equipment. GigaCloud Marketplace is one of the fastest growing large parcel B2B marketplaces with over $190.5 million, $414.2 million and $518.2 million of GMV transacted in our marketplace in 2020, 2021 and 2022, respectively.

We built the GigaCloud Marketplace to democratize access and distribution globally so that manufacturers, who are typically sellers in our marketplace, and online resellers, who are typically buyers in our marketplace, can transact without borders. Manufacturers view our marketplace as an essential sales channel to thousands of online resellers in the U.S. and Europe. Our GigaCloud Marketplace enables manufacturers to deliver their products around the world. Additionally, online resellers may lack the resources and infrastructure to manage a global supply chain and support international distribution. Our integrated ecommerce solutions allow online resellers to offer products and services comparable to those offered by large ecommerce platforms by giving them access to a large and growing catalog of products at wholesale prices, supported by industry-leading global fulfillment capabilities.

To enhance our marketplace experience, we sell our own inventory, or 1P, through the GigaCloud Marketplace and to and through third-party ecommerce websites, such as Rakuten in Japan, Amazon and Walmart in the U.S. and Wayfair in the U.K. These 1P revenues expand our market presence, reduce inventory and logistics risk for sellers, create more products for buyers, drive volume-based cost efficiencies for sourcing products, provide us with proprietary data and increase the velocity of sales on our marketplace. 1P revenues through the GigaCloud Marketplace and to and through third-party ecommerce websites represented 78.2%, 76.3% and 71.3% of total revenues in 2020, 2021 and 2022, respectively. As our GigaCloud Marketplace continues to grow, we expect 1P revenues as a percentage of total revenues to decline over time.

We have built a cross-border fulfillment network optimized for large parcel products. We operate warehouses in four countries across North America, Europe and Asia. The U.S. is our largest market. We operate 21 large-scale warehouses around the world totaling over four million square feet of storage space, cover 11 ports of destination with over ten thousand annual containers, and have an extensive shipping and trucking network via partnerships with major shipping, trucking and freight service providers. By servicing the entire supply chain, we offer sellers and buyers in our marketplace enhanced visibility into product inventory, reducing turnover time and transaction costs. On average, we are able to deliver products to end customers within one week of their order and at a fixed rate that is cheaper than standard rates from FedEx and UPS.

We have AI software that generates seller ratings and credit profiles through volume data. Additionally, our AI optimizes routing by organizing incoming orders and rebalancing inventory levels within our warehousing network. Our software platform includes flexible trading tools with which sellers can set prices based on quantities, delivery dates and fulfillment methods, and buyers have the option to purchase merchandise individually or in bulk.

We leverage our proprietary data and AI to accelerate the network effects in our marketplace. As our marketplace grows, we accumulate user and product data to develop analytical and predicative tools such as product sales forecasts. This information is valuable to our sellers as it allows them to efficiently manage inventory and pricing. As sellers succeed in our marketplace, more sellers join, which expands our merchandise offerings. Our broad merchandise selection, competitive pricing and virtual warehousing capabilities encourage buyers to join and transact in our marketplace. More buyer activity leads to more sellers, creating a virtuous cycle.

In 2020, we had 210 active 3P sellers and 1,689 active buyers in our GigaCloud Marketplace, representing a year-over-year increase of 195.8% and 283.0%, respectively. In 2020, our users transacted $190.5 million of GigaCloud Marketplace GMV with an average spend per buyer of $112,777. This is a 437.0% year-over-year increase in GigaCloud Marketplace GMV and a 40.2% year-over-year increase in average spend per buyer from 2019, respectively. Combined with off-platform ecommerce GMV of $93.2 million, the total transactions that we facilitated aggregated a GMV of $283.7 million in 2020.

In 2021, we had 382 active 3P sellers and 3,566 active buyers in our GigaCloud Marketplace, representing a year-over-year increase of 81.9% and 111.1%, respectively. In 2021, our users transacted $414.2 million of GigaCloud Marketplace GMV with an average spend per buyer of $116,150. This is a 117.4% year-over-year increase in GigaCloud Marketplace GMV and a 3.0% year-over-year increase in average spend per buyer from 2020, respectively. Combined with off-platform ecommerce GMV of $127.6 million, the total transactions that we facilitated aggregated a GMV of $541.8 million in 2021.

In 2022, we had 560 active 3P sellers and 4,156 active buyers in our GigaCloud Marketplace, representing a year-over-year increase of 46.6% and 16.5%, respectively. In 2022, our users transacted $518.2 million of GigaCloud Marketplace GMV with an average spend per buyer of $124,692. This is a 25.1% year-over-year increase in GigaCloud Marketplace GMV and a 7.4% year-over-year increase in average spend per buyer from 2021, respectively. Combined with off-platform ecommerce GMV of $117.8 million, the total transactions that we facilitated aggregated a GMV of $636.0 million in 2022, representing a 17.4% increase in GMV year-over-year from 2021.

We experienced significant growth over the last three years:

•	We generated total revenues of $275.5 million in 2020, $414.2 million in 2021, representing a 50.4% growth from 2020, and $490.1 million in 2022, representing a 18.3% growth from 2021;

•	We generated gross profit of $75.1 million in 2020, $89.6 million in 2021 and $83.1 million in 2022, representing 27.3%, 21.6% and 17.0% of total revenues, respectively;

•	Our net income was $37.5 million in 2020, $29.3 million in 2021 and $24.0 million in 2022; and

•	Our Adjusted EBITDA was $45.5 million in 2020, $48.0 million in 2021 and $41.8 million in 2022.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA.

Below is a summary of our key financial and operating metrics for the periods indicated:

	For the Year Ended December 31,
GigaCloud Marketplace:	2020	2021	2022
GigaCloud Marketplace GMV (in $ thousands)	$190,480	$414,192	$518,218
Active 3P sellers	210	382	560
Active buyers	1,689	3,566	4,156
Spend per active buyer (in $)	$112,777	$116,150	$124,692

Despite the global disruption to fulfillment network capacity and supply chain constraints caused by the COVID-19 pandemic, our growth was accelerated by the trend of consumers purchasing products online, as consumers have been furnishing their apartments and homes to better serve their work-at-home and play-at-home needs during the COVID-19 pandemic. In the second quarter of 2020, our GigaCloud Marketplace GMV grew at 122.9% compared to the previous quarter, which was the highest quarter-over-quarter growth rate of our GigaCloud Marketplace GMV in 2020. We believe the onset of the COVID-19 pandemic accelerated the adoption of our marketplace and our GigaCloud Marketplace GMV continued to drive grow in 2020, 2021 and 2022.

We are focused on facilitating B2B ecommerce transactions in our GigaCloud Marketplace. We generate revenues through three revenue streams:

•

GigaCloud 3P: generates service revenues, including revenues from platform services, warehouse services, last mile delivery services, ocean transportation services and others, by facilitating transactions between sellers and buyers in our marketplace.

•	GigaCloud 1P: generates product revenues through the sale of our inventory in our marketplace.

•	Off-platform Ecommerce: generates product revenues through the sale of our inventory to and through third-party ecommerce websites.

GigaCloud 3P and GigaCloud 1P together make up our GigaCloud Marketplace, generating service revenues and product revenues, respectively. GigaCloud 1P and off-platform ecommerce make up our total 1P, or product revenues. These three revenue streams complement each other to improve our value proposition to sellers and buyers in our GigaCloud Marketplace.

The GigaCloud Marketplace, our global B2B ecommerce platform, integrates everything from product discovery to payments to logistics tools into one easy-to-use platform. Sellers and buyers from our targeted markets around the world leverage our cross-border fulfillment network, which is optimized for large parcel products, in order to trade with each other while saving costs. Underpinned by a network of strategically placed warehouses and supply chain capabilities, our marketplace is designed to simplify and mitigate logistics and inventory requirements for both our sellers and buyers.

GigaCloud 3P

Through GigaCloud 3P, we derive service revenues through the various activities of sellers and buyers in our GigaCloud Marketplace, which result in revenues from platform services, warehousing services, last-mile delivery services, ocean transportation services and others. When a seller and buyer enter into a transaction in GigaCloud Marketplace, we generate revenues from platform services by earning a percentage commission depending on the transaction value. The standard commission ranges between 1% and 5% depending on the size of the transaction. We also charge warehousing fees in connection with the storage of products in our warehouses, last-mile delivery fees if the buyer requires last-mile delivery services, and fees for ocean transportation services such as delivery of products via ocean and other transportation. In 2020, 2021 and 2022, from time to time when we had excess fulfillment capacity, we also provided third-party logistics services to customers to help fulfill their large parcel transportation needs in the U.S. by leveraging our extensive logistics network. Given the growth of our marketplace, moving forward, we expect to use our fulfillment capacity predominantly for GigaCloud Marketplace customers, only offering separate third-party logistics services to optimize utilization. As we continue to grow our GigaCloud Marketplace, we expect to dedicate our logistics capacity to products sold on our own marketplace, and will opportunistically provide third-party logistics services when there is excess capacity within our network.

GigaCloud 1P

Through GigaCloud 1P, we further enhance our marketplace experience by selling our own inventory. Our 1P business creates more products for buyers, gives us insights into seller needs, provides us with proprietary data and increases the velocity of sales in our marketplace. Our GigaCloud 1P business generates revenues from product sales.

Off-platform Ecommerce

In addition to facilitating transactions in our GigaCloud Marketplace, we also procure highly rated products directly from manufacturers and sell them directly to and through third-party websites such as Rakuten, Amazon, Walmart and Wayfair as part of our off-platform ecommerce business. Off-platform ecommerce sales deepen our relationships with sellers and provide us with proprietary data. Our off-platform ecommerce business generates revenues from product sales to both end customers and third-party ecommerce websites.

Sellers and Buyers

In 2020, 2021 and 2022, GigaCloud Marketplace had 210, 382 and 560 active 3P sellers, respectively, and 1,689, 3,566 and 4,156 active buyers, respectively. Sellers in our marketplace are typically manufacturers based in Asia, who are able to leverage our supply chain capabilities to establish overseas sales channels without having to invest in their own logistics, as well as decouple from intermediaries. The buyers in our marketplace are typically resellers based in the U.S. and Europe that procure products at wholesale prices and subsequently sell on third-party B2C platforms.

We enter into open-ended framework agreements, terminable by notice from either party, with the manufacturers that act as 3P sellers in our GigaCloud Marketplace that entitle us to a commission on sales, as well as warehousing and logistics fees for storage and shipping across our network. The standard commission ranges between 1% and 5% depending on the size of the transaction. The buyers, or resellers, in our GigaCloud Marketplace must agree to our standard terms in order to maintain an account and place orders on our platform.

We believe that as more manufacturers join our marketplace as sellers, more resellers will join our marketplace as buyers. Our GigaCloud 1P and off-platform ecommerce business accelerate this virtuous cycle by adding sellers into our ecosystem.

Our Value Proposition to Sellers

We lower the barriers to entry for sellers in our marketplace so that they are able to quickly gain access to the key global markets in which we operate, including the U.S., the U.K., Germany and Japan. Sellers can directly connect with resellers in our marketplace and leverage our supply chain capabilities to establish overseas sales channels without having to invest in their own logistics. We manage the entire logistics process from the moment the product leaves the factory floor, and simplify the process by offering a flat rate program for shipping and handling. Leveraging our algorithm, we determine when and where to ship a product, reduce the amount of time a product is handled and select the most effective delivery mechanism for the product. Sellers are able to leverage our warehouse space, which we charge on a per cubic foot per day basis, in order to increase warehouse utilization rates and reduce cost. Our platform provides multiple channels through which sellers can sell their products, enhancing their inventory turnover rate and increasing their profitability. Many of the sellers operating in our GigaCloud Marketplace were originally suppliers of our 1P inventory that later joined the GigaCloud Marketplace as 3P sellers.

We also offer an on-site service for U.S. suppliers who have their own warehouses to sell in our GigaCloud Marketplace and deliver products directly to end customers by utilizing our logistics and transportation network without the need to relocate inventory from their own warehouses to our warehouses. Our on-site service provides an attractive way for U.S. suppliers to distribute products, while driving increases in both the number of sellers and our GigaCloud Marketplace GMV.

In October 2022, we unveiled our private domain feature for sellers on our B2B GigaCloud Marketplace. Users of GigaCloud Marketplace can now share their products with existing or potential customers via a personal GigaCloud web-hosted platform. As a value-added service, this private domain is designed to provide marketplace sellers the flexibility of sharing all their listings available on the GigaCloud Marketplace without customers viewing other supplier products. Buyers (i.e., resellers) will be required to sign up to this domain to view the products and prices set by the seller, and in doing so, they will create a GigaCloud Marketplace account. However, buyers will not be able to see other product listing prices if they log into the GigaCloud Marketplace platform. The private domain service provides an organized platform for sellers to integrate their distribution channels into one easy-to-use website.

Our Value Proposition to Buyers

Our marketplace offers one-stop-shop logistics solutions for a broad catalog of large parcel products sourced globally. We offer virtual warehousing and multiple fulfillment solutions including cloud courier, cloud wholesale fulfillment, white glove and drop shipping solutions, so that buyers do not need to manage physical order fulfillment. With 21 large-scale warehouses strategically positioned in key markets around the world, we have the capability to reach over 90% of customers in the lower 48 states in the U.S. within an average of three days of delivery time. Our solution effectively minimizes inventory risk for buyers and allows them to reach customers across geographies at an affordable price.

We also provide buyers the option to pre-sell products through their own channels before placing an order in GigaCloud Marketplace. This significantly reduces buyers’ working capital needs and allows them to scale more efficiently.

Logistics Network and Value-added Services

Warehousing Network

We have set up our local infrastructure in the U.S. strategically such that we are close to ports and customers, shortening delivery time to the end customers. We have three key operating centers in California, Georgia and New Jersey, covering 14 warehouses and seven ports of destination in the U.S., totaling over three million square feet. Outside the U.S., we have two warehouses and two ports of destination in the U.K., one warehouse and one port of destination in Germany, and four warehouses and one port of destination in Japan, totaling over 500,000 square feet.

We use AI and data analytics to determine optimal distribution of inventory among our warehouses under a unified warehouse management system and provide a virtual warehousing solution for sellers and buyers in our marketplace. Our AI-powered warehousing management system solves the many practical problems faced by sellers and buyers in connection with complex, cross-border transactions involving large parcel goods.

Transportation Network

Upon delivery of goods from suppliers, we engage our extensive shipping network consisting of major ocean transportation providers covering 11 ports of destination with about 10,000 annual containers, and a trucking network in partnership with major trucking and freight service providers.

We provide last-mile delivery of bulk merchandise (over 150 pounds) and installation services to end customers, which we self-operate. These services are available in nine metro markets in the U.S., and we plan to expand coverage to other key metro markets. We also utilize a network of delivery providers for last-mile delivery throughout the U.S. and other markets. We enter into agreements with the trucking and freight service providers we partner with for terms of three to five years, during which they provide their services to us at certain tiered discounts depending on the volume we achieve, which we have the option of renegotiating if we exceed anticipated volumes.

Sourcing Network

We have 78 employees in mainland China and Vietnam who source products from manufacturers throughout Asia. This helps accelerate the supply on our GigaCloud Marketplace and attract buyers that lack the network and sourcing capabilities that we have to our marketplace. In addition, we buy inventory from these suppliers for our off-platform ecommerce. As of December 31, 2022, we sourced merchandise from more than 1,000 merchants for our GigaCloud 1P and off-platform ecommerce.

The chart below summarizes our sourcing network described above as of December 31, 2022:

Order Fulfillment and Logistics Flow

Our GigaCloud Marketplace enables suppliers and buyers to transact with each other, including setting their own optional and customizable margin and rebate offerings. We charge a fee for each transaction in our GigaCloud Marketplace based on the transaction value and shipping fees. We also sell 1P products directly on GigaCloud Marketplace.

1P Pricing

For our 1P sales, our pricing team approaches pricing scientifically and algorithmically, by applying data and analytics to set our pricing. We use data on competitive behavior, historical sales, seasonality and inventory levels to appropriately price our products. We also engage in market research and branding analysis, as well as take into account our estimated costs in order to control our margins. We believe our technological skills and capabilities enable us to offer competitive prices for our products.

Payment

We provide our customers with a number of payment options including bank transfers, online payments with credit cards and debit cards issued by major banks, and payment through major third-party online payment platforms, such as Alipay and PayPal. Our customers can also use account balances in our GigaCloud Marketplace accumulated from deposits or prior refunds to make future purchases.

1P Inventory Management

We believe we have an industry-leading average large parcel inventory turnover rate for our own inventory of 71 days for 2022, 65 days in 2021 and 53 days for 2020. We use AI and data science to help with inventory management, including deciding when to place orders and in what quantities. Our 1P inventory in 2022 included furniture, accounting for more than 81% of GMV, fitness equipment, accounting for approximately 6% of GMV, and various other products including outdoor garden equipment, luggage, pet products and others accounting for approximately 15% of GMV.

Warranties and Refunds

For our own products procured and sold in the GigaCloud Marketplace, we provide 90-day warranties.

For defective products sold in our GigaCloud Marketplace, our product managers determine refunds based on evidence provided by the buyer, such as pictures, screenshots and emails. We initially provide eligible refunds to the buyer, then recover the amount refunded from the suppliers under our purchase agreements. We do not offer exchange or return policies due to the nature of the large parcel merchandise sold in our marketplace.

Precision Software Platform and Technology Infrastructure

We have an in-house team of over 180 IT personnel and have built our own AI algorithms from scratch, which gives us full control over our source code. We have developed our platform to be scalable as our business expands and interoperable with external systems through an open API.

AI Algorithm and Data Analysis

Our in-house reinforcement learning algorithms are built to optimize our inventory management across our multiple warehouses around the world, analyzing historical data to determine how to manage our inventory and even where to establish our next warehouse. Our algorithm also accounts for the fragility of certain types of inventory and reduces the number of times a product is moved. Each time a product is handled, there is an increased chance of damage, which is an issue embedded in the home furnishing industry.

We also create sales analytics and provide them to our sellers for a fee. The services provide meaningful value to our sellers bringing products to new markets and support a high retention rate. Additionally, we leveraged the data collected on each seller’s inventory, sales history and performance to establish a credit profile under our supply chain financing program.

Pursuant to our supply chain financing program, we provide cash advances to select sellers based on the estimated value of their inventory held in our warehouses. Annual percentage rate on our cash advances approximates to between 9% to 12.6%. While our supply chain financing program is ancillary to our core business, we have obtained a Money Lenders Licence in Hong Kong in November 2022 and we plan to increase the number of sellers who may join this program. Our supply chain financing program represents a value-added service for individual sellers in our marketplace while currently requiring only a limited portion of our working capital to implement.

Trading Platform

We have built a cross-border ecommerce trading platform based upon three layers—(i) our foundation layer, which consists of basic services such as single login system access, micro-service management system and data synchronization/back services, as well as a financial management module including financial statement, accounting and settlement systems, (ii) a service layer, which includes our stock management system, warehouse management system and bulk merchandise transportation system, and (iii) our application layer, which consists of a variety of customer-facing value-added features.

Our foundation layer provides the basic security features for our logistics business by segregating basic functions as individual services in order to maximize our flexibility and scalability. Our service layer drives our day-to-day operations, including key support systems such as:

•

our ERP Stock Management System, a system capable of gathering and processing orders and procurement and delivery management data to allow for real-time, dynamic stock management as well as technical support for the business development of ecommerce companies;

•

our OWM Warehouse Management System, a warehouse management system with server-side management software and mobile scanning application, used in day-to-day inventory management operations including storage, receiving and shipping of bulky goods;

•

our WOS Warehouse Delivery System, a white glove order delivery system consolidating orders from various channels both domestically and abroad, and integrating with foreign logistics providers to provide a unified system in order to support our multiple logistics models such as drop shipping, door-to-door pickup, cloud delivery and Walmart-S2S, fulfilling the highest standards of overseas ecommerce logistics such as SFP and FBA Onsite; and

•

our Giga Bulk Merchandise Transportation System, a system for real-time, dynamic management of inventory through order management, returns management, transfer management and fleet distribution management.

Key features of our application layer include our B2B Inbound Supply Chain Management Module, B2B trading platform (GigaCloud Marketplace), multi-channel global order management module and GigaCloud’s B2B Peripheral System. The goal of these customer-facing applications is to mimic the real-life transactions that sellers and buyers are used to seeing. Our suite of applications cover a full range of capabilities, from sourcing management, inbound management, trade and settlement management, hybrid/complex trading management, search and recommendation management and financial reporting requirements. We offer a user-friendly platform for users to have a holistic view of their business from beginning to end. To support external service providers, we also adopt an open API to allow integration with all major software protocols.

Network Infrastructure

We designed our data and network infrastructure for scalability and reliability to support the rapid growth in our user base in our marketplace. As of December 31, 2022, we have more than 190 servers hosted in five Internet data centers in the U.S., mainland China, Hong Kong, Japan and Europe, which contribute significantly to the scale and reliability of our services. Due to the use of cloud computing technology, the amount of bandwidth we lease is flexibly expandable to handle a surge in the number of concurrent users on GigaCloud Marketplace at peak times.

Sales and Marketing

We are committed to building a leading global trade service provider, powering our B2B GigaCloud platform in providing online and offline integrated cross-border transaction and delivery services for furniture and large merchandise. We employ a variety of methods to promote our services and attract potential customers, merchants and other platform participants. As of December 31, 2022, we also have a sales team consisting of 104 sales representatives in locations around the world who source products for our 1P sales as well as bring in resellers and manufacturers to our GigaCloud Marketplace.

Customer Service and Support

Our customer service team consists of 46 customer service representatives based in China and the U.S. as of December 31, 2022. Our representatives are available seven days a week by phone, email and live chat. By helping customers navigate our sites, answering their questions and completing their orders, this team helps us build trust with customers, build our brand awareness, enhance our reputation and drive sales.

Seasonality

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Factors Affecting Our Results of Operations—Seasonality.”

Risk Management and Compliance

Platform Monitoring

Preserving the integrity of GigaCloud Marketplace is a primary focus of our operations. We employ a dedicated team that monitors transactions in our marketplace to check for abnormal or fraudulent activity, such as large deviations in pricing, abuse of our flat rate shipping policy and counterfeit products, as well as monitor complaints submitted in our marketplace generally. We limit the activities of sellers and buyers who have been involved in fraudulent transactions in our marketplace in the past, and for particularly egregious violations, we reserve the right to refuse service and demand the removal of a seller’s inventory where applicable. We also have dynamic password protection and real-time login activity monitoring to further authenticate sellers and buyers in our marketplace.

We strictly enforce our anti-fraud and prevention of misuse measures. For example, we require our customers to provide identification documents such as identification cards and business licenses to authenticate their identity and require them to enter a passcode for the electronics to prevent fraud. We also do not show the prices of products sold in our marketplace without users registering and logging onto the system to ensure that only registered sellers and buyers transact in a fair and secure marketplace.

Product Quality and Safety

In addition to product liability insurance we purchase for our 1P products, we have established a unified product inspection system for products sold in our 1P business to ensure product quality and safety. Our inspection standards include packaging drop tests, box marking printing accuracy checks, product color checks, packaging and product dimensions, assembly, packaging details and packaging images. We also actively monitor the products listed on GigaCloud Marketplace to proactively identify and remove suspicious listings or potentially counterfeit products. We take a broad range of measures to prevent counterfeit products in our marketplace to protect the sellers and buyers in our marketplace, including actively identifying and taking down counterfeit products and providing complaint channels for sellers and buyers to report infringement. If allegations of counterfeit goods or fraudulent transactions are verified, we may take various actions including immediate delisting of the relevant products, arranging for the seller to reimburse the buyer and imposing restrictions on the seller’s ability to list new products or participate in promotional activities in our marketplace. We also cooperate with brands and judicial authorities in connection with investigations into violations of intellectual property.

While we maintain a “zero-tolerance” policy for counterfeit goods and fraudulent transactions in our marketplace, we also protect sellers in our marketplace from false allegations and fictitious complaints, with procedures in place to verify allegations and complaints, and we allow sellers who have been accused of selling counterfeit products or engaging in fraudulent transactions up to two days to refute allegations and provide evidence of the authenticity of their products and transactions.

Data Privacy and Security

We collect a vast amount of data that are related to our business, all with consent from owners of such information. We are committed to protecting the privacy and security of such data. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We have adopted data protection policies to ensure the security of proprietary and sensitive data and employed a data security team of engineers and technicians dedicated to protecting the security of such data. To ensure data security and avoid data leakage, we require each department to assign a dedicated individual to handle data protection and confidentiality, place restrictions on connecting internal local computers to external storage media and network sharing, control confidential information to prevent copying, transferring and third-party access without prior authorization and implement strict standards for off-site data backup and retrieval. We have a data management department to supervise our data privacy and protection policies and procedures and investigate and resolve possible threats or weaknesses. We do not share or transfer personal information to any corporation, organization or individual outside our platform without explicit consent. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure or the failure of third-party service providers to protect our marketplace, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and substantially harm our business and operating results” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business or prospects.”

Competition

In connection with our GigaCloud Marketplace, we compete with other ecommerce platforms on which sellers and buyers trade merchandise, particularly large parcel items. For 1P, the market for the online goods that we sell is highly competitive, fragmented and rapidly changing. We compete with other similar manufacturers.

While ecommerce has been embraced by sellers and buyers around the world, the ecommerce market for large parcel items such as furniture and fitness equipment remains underpenetrated due to the logistics challenges presented by large parcel items. Ecommerce poses high capital requirements for overhead expenditures to support business operations throughout the value chain, including the costs for establishing IT facilities, procuring products from upper-tier suppliers, renting and running warehouses, acquiring new users, as well as related logistics costs for delivery of products. Carrying out ecommerce business involves multiple technology capabilities, including but not limited to cloud computing, big data analytics, and artificial intelligence to create competitive advantages in business operations.

Intellectual Property

Our intellectual property, including any trademarks, copyrights, trade dress, trade secrets and technologies, is an important part of our business. Our success depends in part on our ability to obtain and maintain intellectual property and proprietary protection for our technology, defend and enforce our intellectual property rights, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating valid and enforceable intellectual property and proprietary rights of others. To protect our intellectual property and proprietary information, we rely on a combination of trademark, copyright and trade secret laws and regulations, as well as contractual restrictions. We seek to protect our technology, in part, by requiring our employees, consultants, contractors and other third parties to execute confidentiality agreements and by implementing technological measures and other methods.

We pursue the registration of our trademarks, including “GIGACLOUD LOGISTICS” and “大健云仓” and certain variations thereon, copyrights and domain names in the U.S., China and certain foreign jurisdictions. As of December 31, 2022, we own 13 registered U.S. trademarks, 22 registered PRC trademarks, six registered Hong Kong trademarks, 23 registered foreign trademarks and two U.S. and foreign copyright registrations, primarily covering the software we have designed. We also rely on the protection of laws regarding unregistered copyrights for our software and certain other content we create. We will continue to evaluate the merits of applying for copyright registrations in the future. We also own six registered domain names, including our two key domain names, which are gigacloudtech.com and gigab2b.com. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

Insurance

We maintain certain insurance policies to safeguard us against risks and unexpected events, including property damage and fire damages, as well as certain liability insurance for our warehouses, insurance coverage over goods in transit, employers’ insurance, product liability and commercial insurance. However, we do not maintain business interruption insurance, cybersecurity insurance or general third-party liability insurance, nor do we maintain key-man life insurance. We believe that we maintain insurance coverage in relation to our business that is customary for our industry.

Government Regulations

Our business is subject to foreign and domestic laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and ecommerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide customers with our policies on sharing information with third parties and advance notice of any changes to these policies. Related laws may govern the manner in which we collect, store, use, process, disclose or transfer sensitive information, or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulations, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and ecommerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for ecommerce are likely to result in more laws and regulations that impose additional compliance burdens on ecommerce companies. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Government regulation of the Internet and ecommerce in the U.S. and globally is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.” And “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business or prospects.”

Recent Regulatory Developments

Cybersecurity, Data Security and Privacy Protection

In June 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law sets forth data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should be for the purpose and within the limit that is prescribed by applicable laws and regulations. The PRC Data Security Law also provides that the government will establish a security review procedure for data-related activities that affect or may affect national security. In July 2021, the PRC State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to these regulations, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, the damage, malfunction or data leakage of which may seriously endanger national security, people’s livelihood and public interests. Furthermore, in July 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, according to which, among other things, relevant governmental authorities are required to improve laws and regulations related to data security, cross-border data transmission, and management of confidential information. In August 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. Furthermore, the PRC Personal Information Protection Law steps up the protection for personal information and imposes additional requirements in terms of its processing.

On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review, which became effective on February 15, 2022 and simultaneously superseded and replaced the cybersecurity review measures that had been in effect since June 2020. According to the Measures for Cybersecurity Review, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities should be subject to cybersecurity review if their activities affect or may affect national security. The Measures for Cybersecurity Review also expand the cybersecurity review to network platform operators possessing personal information of more than one million users if such operators seek to list on a foreign stock exchange. In addition, relevant PRC regulatory authorities may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. The Measures for Cybersecurity Review further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

On November 14, 2021, the CAC published the Draft Network Data Security Regulations, for public comments until December 13, 2021. The Draft Network Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Network Data Security Regulations, a data processor must apply for a cybersecurity review for certain activities, including, among other things, (i) merger, reorganization or division of such internet platform operator that has acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) the overseas listing of such data processor if it processes personal information belonging to more than one million users, (iii) the data processor’s proposed listing in Hong Kong that affects or may affect national security, and (iv) any other data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Network Data Security Regulations stipulate that data processors that process “important data” or are listed overseas must conduct an annual data security assessment, either by itself or through a data security service provider, and must submit the assessment report of a given year to the relevant municipal cybersecurity department by the end of January of the following year.

As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning or sanction in such respect. However, as the Measures for Cybersecurity Review were newly adopted, and the Draft Network Data Security Regulations have not been adopted, there remains uncertainty in the interpretation and enforcement of such PRC cybersecurity and data security laws and regulations. Thus, we cannot assure you whether we would be subject to a cybersecurity review requirement, and if so, that we would be able to pass such review. If the authorized PRC regulatory body subsequently determines that we are required to go through such cybersecurity review or if any other PRC government authorities promulgate any interpretation or implementation rules that would require us to go through a cybersecurity review, we may fail to complete such cybersecurity review procedures in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business and website closure as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. According to these measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority.

On September 12, 2022, the CAC issued the Draft Decision to Amend the Cybersecurity Law. According to the Draft Decision to Amend the Cybersecurity Law, the violations of the Cybersecurity Law might be subject to more severe punishment if the Draft Decision to Amend the Cybersecurity Law is implemented in its current form. Specifically, the Draft Decision to Amend the Cybersecurity Law enhanced the punishment against violations of the network operation security obligation, the critical information infrastructure operation security obligation, and the network information security obligation by increasing the upper limits of the fines and imposing additional punishment. The Draft Decision to Amend the Cybersecurity Law also enhanced the punishment against personal information infringement by referencing to the punishment under applicable laws which would include relevant punishment under the PRC Personal Information Protection Law.

Regulations on Overseas Listings and M&A Rules

On February 17, 2023, the CSRC promulgated the Trial Measures for Overseas Listing and the Guidelines for Overseas Listing, which became effective on March 31, 2023. According to the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with and report relevant information to the CSRC. The Trial Measures for Overseas Listing provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and is therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures for Overseas Listing further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the circumstances as stipulated aforementioned, but the risk factors disclosed in the submitted listing application documents pursuant to the relevant overseas market regulations are mainly related to mainland China, the securities companies and the PRC counsels of the issuer shall, act in accordance with the Trial Measures for Overseas Listing and follow the principle of substance-over-form, conduct comprehensive demonstration and identification with regard to whether the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing.

In addition, pursuant to the Trial Measures for Overseas Listing, an overseas offering and listing of securities of a PRC domestic company under any of the following circumstances is prohibited: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the proposed securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the PRC domestic company(ies) proposing to conduct the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the past three years; (iv) the PRC domestic company(ies) proposing to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

Furthermore, the Trial Measures for Overseas Listing also provide that (i) where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major PRC domestic operating entity, which shall, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (ii) a filing relating to an initial public offering and listing shall be made with the CSRC within three working days after the relevant application is submitted overseas; (iii) a filing relating to subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be made with the CSRC within 3 working days after the offering is completed; (iv) a filing relating to subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed shall be made pursuant to provisions as stipulated for initial public offerings and listings. Where a PRC domestic company fails to fulfill the filing procedure, withholds any material fact or makes false statements in its filing documents that are material, such PRC domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures for Overseas Listing and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) can be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listing, and they are required to file with the CSRC when they conduct subsequent financing activities.

However, given that the Trial Measures for Overseas Listing were recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our listing status and financing activities in the future. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other activities that are subject to the filing requirements under the Trial Measures for Overseas Listing, our ability to raise and access capital will be impacted and our operations could be materially and adversely affected accordingly.

On February 24, 2023, the CSRC and certain other PRC regulatory authorities promulgated the Confidentiality and Archives Administrative Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality and Archives Administrative Provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether directly or indirectly through an overseas listed entity, must strictly abide by applicable PRC laws and regulations, including by enhancing legal awareness in relation to keeping state secrets and strengthening its archives administration, instituting a sound confidentiality and archives administration system, and taking necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to law, and make certain filings with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, would be detrimental to national security or public interest, the PRC domestic company must strictly complete the relevant procedures as stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

On December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investments, which has taken effect on January 18, 2021 and require foreign investors or relevant domestic parties to file a prior report before making a foreign investment if such investment involves, among others, a military-related industry, national defense security or taking control of an enterprise in a key industry that concerns national security, and if a foreign investment will or may affect national security, the relevant party shall report to the standing working office organized by the NDRC and the MOFCOM for their decision of whether to conduct security review. We believe that we, our PRC Subsidiaries and our Hong Kong Subsidiary are currently not subject to such record-filing requirements with the NDRC and the MOFCOM under the Measures for the Security Review of Foreign Investments, because we, including our PRC Subsidiaries and our Hong Kong Subsidiary, do not and will not have foreign investments that involve a military-related industry, national defense security or taking control of an enterprise in a key industry that concerns national security.

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which shall be confined to laws relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong). Whilst the NPC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including the PRC Data Security Law and the Measures for Cybersecurity Review, do not apply to our businesses in Hong Kong.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC and the SAFE jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The interpretation and application of the M&A Rules remain unclear, and our offshore offerings may ultimately require approval of the CSRC under the M&A Rules. If the CSRC approval under the M&A Rules is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings under the M&A Rules, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

In July 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council recently jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of companies with operations in the PRC, cybersecurity and data privacy protection requirements and similar matters. The Opinions on Strictly Cracking Down on Illegal Securities Activities and any related implementing rules to be enacted may subject us to compliance requirements in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of interpretation and enforcement of the rules and regulations in the PRC, which can change quickly with little advance notice, and any future actions of the PRC authorities could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or in extreme cases, become worthless. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Furthermore, if we, including our PRC Subsidiaries and Hong Kong Subsidiary, (i) do not receive or maintain any required approvals or record-filing or (ii) inadvertently conclude that approvals or record-filing are not required, or (iii) if the CAC, the CSRC or other regulatory agencies promulgate new rules, explanations or interpretations requiring that we shall obtain their prior approvals or ex-post record-filing for any of our follow-on offerings in the future, we may be unable to obtain such approvals and record-filing in a timely manner, or at all, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other administration requirements of the China Securities Regulatory Commission, or the CSRC, or other PRC governmental authorities, may be required in connection with our offshore offering, we cannot assure you that we will be able to obtain such approval or complete such filing. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The CSRC has promulgated new rules for companies based in mainland China seeking to conduct listings and offerings, whether an initial or follow-on offerings, in overseas markets. The PRC government may exert more oversight and control over offerings that are conducted overseas and foreign investment in issuers based in mainland China and Hong Kong, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business or prospects.”

Holding Foreign Companies Accountable Act

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was unable to conduct inspections and investigations completely without the approval of the Chinese authorities prior to 2022.

The HFCAA was enacted on December 18, 2020. The HFCAA provides that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been able to be subject to inspection by the PCAOB, the issuer shall be identified as a “Commission-identified Issuer,” and upon two consecutive years of non-inspection under the HFCAA, the SEC shall prohibit its securities from being traded on a national securities exchange or in the over the counter trading market in the U.S. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a report on its determinations that the PCAOB was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by PRC authorities in these jurisdictions. The PCAOB included in its report a list of registered public accounting firms headquartered in mainland China and Hong Kong that the PCAOB was unable to inspect or investigate completely, including our auditor. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it was unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. Whether the PCAOB will continue to be able to conduct inspections of PCAOB-registered public accounting firms headquartered in China is subject to uncertainty and depends on a number of factors out of our and our auditor’s control. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. Given that we have operations in the U.S., we may in the future maintain our accounting books and records in the U.S., and if required by the HFCAA, the PCAOB or the SEC, we shall in the future, but shall in no event later than after being identified as a Commission-Identified Issuer for two consecutive years, change our auditor to an independent registered public accounting firm located in the U.S. subject to the PCAOB’s inspection in order to maintain the listing of our Class A ordinary shares. We may incur additional costs in connection with such change and we cannot assure you that we can do so in a timely manner, if at all.

If we fail to implement measures to comply with the HFCAA and the uncertainty surrounding the possible new rule and regulations regarding the implementation of the HFCAA remains, such uncertainty could cause the market price of our Class A ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A ordinary shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Class A ordinary shares—Our Class A ordinary shares may be prohibited from trading in the U.S. under the HFCAA in the future, if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Description of Relevant Laws and Regulations

The following sets forth a description of certain laws, regulations and government policies relating to our industry and our operations in the PRC and Japan, and the other government regulations which we consider material.

Regulatory Overview of the PRC

This section sets forth a summary of the most significant rules and regulations that affect our business in the PRC.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Industry Guidelines of Encouraged Foreign Investment, or the Industry Guidelines, and the Special Administrative Measures for Entrance of Foreign Investment (Negative List), or the Negative List, which were promulgated and are amended from time to time by the MOFCOM and the NDRC, together with the Foreign Investment Law (as defined below) and its implementation rules and ancillary regulations. The Industry Guidelines and the Negative List lay out the basic framework for foreign investments in the PRC, classifying industries into three categories with regard to foreign investments: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Industry Guidelines or the Negative List are generally deemed as falling into a fourth category, “permitted,” unless specifically restricted by other PRC laws. The NDRC and the MOFCOM promulgated the Catalog of Industries for Encouraged Foreign Investment (2022 Version) on October 26, 2022, which came into effect on January 1, 2023, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, on December 27, 2021, to replace the previous encouraged catalog and negative list thereunder.

The Foreign Investment Law (as defined below) and the Implementing Regulations of the Foreign Investment Law (as defined below) provide that a system of pre-entry national treatment shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. While foreign investors shall refrain from investing in any of the foreign “prohibited” industries, foreign-invested entities operating in foreign “restricted” industries shall require market entry clearance and other approvals from relevant PRC governmental authorities. As of the date hereof, none of the business operated by our PRC Subsidiaries is subject to PRC regulations that restrict or prohibit foreign ownership in China.

In order to coincide with the implementation of the Foreign Investment Law (as defined below) and the Implementing Regulations of the Foreign Investment Law (as defined below), the MOFCOM and the SAMR jointly promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, effective as of January 1, 2020, which provides that foreign investors or foreign-invested enterprises shall submit investment information by submitting initial reports, change reports, deregistration reports and annual reports through an enterprise registration system and a national enterprise credit information publicity system. Announcement of the Ministry of Commerce [2019] No.62—Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the MOFCOM on December 31, 2019 and Circular of the State Administration for Market Regulation on Effective Work on Registration of Foreign-invested Enterprises for the Implementation of the Foreign Investment Law promulgated by the SAMR on December 28, 2019 further refine the related rules.

Foreign Investment Law

On March 15, 2019, the NPC promulgated the Foreign Investment Law of the PRC, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law. The organization form, organization institution and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may maintain their original organization form and structure within five years after the implementation of the Foreign Investment Law.

On December 26, 2019, the PRC State Council promulgated the Implementing Regulations of the Foreign Investment Law of the PRC, or the Implementing Regulations of the Foreign Investment Law, which became effective on January 1, 2020 and replaced the implementation rules of each of the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law. The Implementing Regulations of the Foreign Investment Law strictly implements the legislative principles and purpose of the Foreign Investment Law. It emphasizes promoting and protecting foreign investment and refines the specific measures to be implemented. On the same day, the Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment Law of the PRC, effective as of January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises or division of enterprises.

Regulations Relating to Other Business Areas

International Freight Forwarding Services

Pursuant to the Measures (Provisional) on Filings by International Freight Forwarding Agencies, promulgated by the MOFCOM on August 18, 2016, international freight forwarding agencies duly registered with the SAMR or its local branches shall file records with the MOFCOM or a designated agency of the MOFCOM. However, such measures do not provide for any penalties for failure to make the relevant filings in accordance with their requirements.

Internet Information Services

On September 25, 2000, the PRC State Council promulgated the Measures for the Administration of Internet Information Services, or the ICP Measures, as amended on January 8, 2011. Under the ICP Measures, Internet information services are categorized into commercial Internet information services and non-commercial Internet information services. The operators of non-commercial Internet information services must file with relevant governmental authorities. Internet information service providers are required to monitor their websites. They may not post or disseminate any content that falls within prohibited categories provided by laws or administrative regulations and must stop providing any such content on their websites. As of the date hereof, the PRC Subsidiary that provides non-commercial Internet information services through its official website, namely GigaCloud Technology (Suzhou) Co., Ltd., has completed the relevant filings.

Regulation on Overseas Listings and M&A Rules

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the SAT, the SAMR, the CSRC and the SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.

On February 17, 2023, the CSRC promulgated the Trial Measures for Overseas Listing and the Guidelines for Overseas Listing, which became effective on March 31, 2023. According to the Trial Measures for Overseas Listing, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedures with and report relevant information to the CSRC. The Trial Measures for Overseas Listing provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and is therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures for Overseas Listing further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the circumstances as stipulated aforementioned, but the risk factors disclosed in the submitted listing application documents pursuant to the relevant overseas market regulations are mainly related to mainland China, the securities companies and the PRC counsels of the issuer shall, act in accordance with the Trial Measures for Overseas Listing and follow the principle of substance-over-form, conduct comprehensive demonstration and identification with regard to whether the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing.

In addition, pursuant to the Trial Measures for Overseas Listing, an overseas offering and listing of securities of a PRC domestic company under any of the following circumstances is prohibited: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the proposed securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the PRC domestic company(ies) proposing to conduct the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the past three years; (iv) the PRC domestic company(ies) proposing to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has been made thereof; or (v) there are material ownership disputes over equity held by the PRC domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

Furthermore, the Trial Measures for Overseas Listing also provide that (i) where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major PRC domestic operating entity, which shall, as the domestic responsible entity, fulfill the filing procedures with the CSRC; (ii) a filing relating to an initial public offering and listing shall be made with the CSRC within three working days after the relevant application is submitted overseas; (iii) a filing relating to subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed securities shall be made with the CSRC within 3 working days after the offering is completed; (iv) a filing relating to subsequent securities offerings and listings of an issuer in overseas markets other than where it has offered and listed shall be made pursuant to provisions as stipulated for initial public offerings and listings. Where a PRC domestic company fails to fulfill the filing procedure, withholds any material fact or makes false statements in its filing documents that are material, such PRC domestic company may be subject to administrative penalties, such as orders to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures for Overseas Listing and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) can be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listing, and they are required to file with the CSRC when they conduct subsequent financing activities.

However, given that the Trial Measures for Overseas Listing were recently promulgated, there are substantial uncertainties as to the implementation and interpretation, and how they will affect our listing status and financing activities in the future. If we fail to complete the filing with the CSRC in a timely manner or at all, for any future offering or any other activities that are subject to the filing requirements under the Trial Measures for Overseas Listing, our ability to raise and access capital will be impacted and our operations could be materially and adversely affected accordingly.

On February 24, 2023, the CSRC and certain other PRC regulatory authorities promulgated the Confidentiality and Archives Administrative Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality and Archives Administrative Provisions, a PRC domestic enterprise that seeks overseas offering and listing, whether directly or indirectly through an overseas listed entity, must strictly abide by applicable PRC laws and regulations, including by enhancing legal awareness in relation to keeping state secrets and strengthening its archives administration, instituting a sound confidentiality and archives administration system, and taking necessary measures to fulfill confidentiality and archives administration obligations. Where a PRC domestic company, either directly or through its overseas listed entity, publicly discloses or provides to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, it must first obtain approval from competent authorities according to law, and make certain filings with the secrecy administrative department at the same level. In the event that such documents and materials, if leaked, would be detrimental to national security or public interest, the PRC domestic company must strictly complete the relevant procedures as stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

Regulations Relating to Cybersecurity, Data Security and Privacy Protection

In May 2020, the NPC approved the Civil Code of the PRC, which came into effect on January 1, 2021. Pursuant to the Civil Code of the PRC, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase, sell, provide or make public personal information of others.

On November 7, 2016, the Standing Committee of the NPC promulgated the PRC Cybersecurity Law, which came into effect on June 1, 2017 and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The PRC Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system protection requirements, which include formulating internal security management rules and manuals, appointing cybersecurity-responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling of security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the PRC Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites and revocation of their business licenses.

On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and where any law or administrative regulation contains provisions on the purpose or scope of data collection or use, data shall be collected and used for the purpose and within the scope prescribed by such law or administrative regulation.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provide for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. These Opinions on Strictly Cracking Down on Illegal Securities Activities also provide that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On July 30, 2021, the State Council issued the Regulations on Security Protection of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to these regulations, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservancy, finance, public services, e-government affairs and national defense science, technology and industry, the damage, malfunction or data leakage of which may seriously endanger national security, people’s livelihood and public interests. The Regulations on Security Protection of Critical Information Infrastructure further stipulate that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures.

On August 20, 2021, the Standing Committee of the NPC promulgated the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law is enacted to protect personal information rights and interests, regulate activities of processing of personal information and promote a reasonable use of personal information. The PRC Personal Information Protection Law applies to the processing of personal information within mainland China as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. According to the PRC Personal Information Protection Law, processing of personal information shall be for a specified and reasonable purpose, and shall be conducted for a purpose directly relevant to the purpose of processing and in a way that has the least impact on personal rights and interests. Collection of personal information shall be limited to the minimum scope necessary for achieving the purpose of processing and shall not be excessive. As the interpretation and implementation of the PRC Personal Information Protection Law remain uncertain, we cannot assure you that we will be deemed to fully comply with the PRC Personal Information Protection Law in all respects, and regulatory authorities may order us to rectify or terminate our current practice of collecting and processing personal information.

On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Measures for Cybersecurity Review, which became effective on February 15, 2022 and simultaneously superseded and replaced the cybersecurity review measures that had been in effect since June 2020. According to the Measures for Cybersecurity Review, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities should be subject to cybersecurity review if their activities affect or may affect national security. The Measures for Cybersecurity Review also expand the cybersecurity review to network platform operators possessing personal information of more than one million users if such operators seek to list on a foreign stock exchange. In addition, relevant PRC regulatory authorities may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. The Measures for Cybersecurity Review further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

On November 14, 2021, the CAC published the Draft Network Data Security Regulations, for public comments until December 13, 2021. The Draft Network Data Security Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, processing, transmission, provision, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Network Data Security Regulations, a data processor must apply for a cybersecurity review for certain activities, including, among other things, (i) merger, reorganization or division of such internet platform operator that has acquired a large number of data resources related to national security, economic development or public interests, which affects or may affect national security; (ii) the overseas listing of such data processor if it processes personal information belonging to more than one million users, (iii) the data processor’s proposed listing in Hong Kong that affects or may affect national security, and (iv) any other data processing activity that affects or may affect national security. In addition, the Draft Network Data Security Regulations stipulate that data processors that process “important data” or are listed overseas must conduct an annual data security assessment, either by itself or through a data security service provider, and must submit the assessment report of a given year to the relevant municipal cybersecurity department by the end of January of the following year. As of the date of this annual report, the Draft Network Data Security Regulations have been released for public comment only, and its final provisions and adoption are subject to uncertainties.

On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. According to these measures, in addition to the requirement to conduct self-assessment on the risks of the outbound data transfer, to provide data abroad under any of the following circumstances, a data processor must apply to the national cyberspace department for data security assessment through the provincial-level cyberspace administration authority: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of 100,000 people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; and (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority.

On September 12, 2022, the CAC issued the Draft Decision to Amend the Cybersecurity Law. According to the Draft Decision to Amend the Cybersecurity Law, the violations of the Cybersecurity Law might be subject to more severe punishment if the Draft Decision to Amend the Cybersecurity Law is implemented in its current form. Specifically, the Draft Decision to Amend the Cybersecurity Law enhanced the punishment against violations of the network operation security obligation, the critical information infrastructure operation security obligation, and the network information security obligation by increasing the upper limits of the fines and imposing additional punishment. The Draft Decision to Amend the Cybersecurity Law also enhanced the punishment against personal information infringement by referencing to the punishment under applicable laws which would include relevant punishment under the PRC Personal Information Protection Law.

Regulations Relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate, which was promulgated on July 5, 1994 and most recently amended on August 26, 2019 by the Standing Committee of the NPC, when leasing property, the lessor and lessee are required to enter into a written lease agreement, containing provisions such as the leasing term, use of the property, rental and repair liabilities, and other rights and obligations of both parties. In addition, under the Administrative Measures for Commodity Housing Leasing, which was promulgated by the Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, the lessor and lessee are also required to register the lease with the competent real estate administration department within 30 days upon the execution of the lease agreement. If the lessor and lessee fail to go through the registration procedures, the competent authorities may urge the lessor and lessee to make corrections within a specified time limit and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease agreement if the lessor and lessee fail to make corrections within the prescribed timeframe.

According to the Civil Code of the PRC, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the property, the lease agreement between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease agreement if the lessee subleases the property without the consent of the lessor. In addition, in the event of change of ownership of the leased premises, the lease agreement between the lessee and the lessor will still remain valid. The Civil Code of the PRC further provides that where the leased property has been leased and transferred for possession before the creation of the mortgage, the established leasehold relationship will not be affected by the mortgage.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislations governing intellectual property rights, including copyrights, trademarks and domain names.

Copyright

Copyright in the PRC, including software copyright, is principally protected under the Copyright Law of the PRC, which was promulgated by the Standing Committee of the NPC on September 7, 1990 and of which the most recent amendment came into effect as of June 1, 2021, and related rules and regulations. Under the Copyright Law of the PRC, the term for software copyright owned by companies is 50 years. In addition, the Regulations on the Protection of Rights to Information Network Communication, which were promulgated by the PRC State Council on May 18, 2006 and amended on January 30, 2013, provide specific rules on fair use, statutory license and a safe harbor for the use of copyrights and copyright management technology, and specify the liabilities of various entities, including copyright holders and Internet service providers, for violations. The Computer Software Copyright Registration Procedures, which were promulgated by the State Copyright Bureau on February 20, 2002, apply to software copyright registration, license agreement registration and transfer agreement registration.

Trademark

Registered Trademarks are protected by the PRC Trademark Law, which was adopted by the Standing Committee of the NPC on August 23, 1982 and most recently amended on April 23, 2019, as well as the Implementation Regulation of the PRC Trademark Law, which was adopted by the PRC State Council on August 3, 2002 and amended on April 29, 2014. The Trademark Office of the National Intellectual Property Administration under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been filed is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names, which were promulgated by the Ministry of Industry and Information Technology, or the MIIT, on August 24, 2017 and became effective on November 1, 2017. The MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under the supervision of which is the China Internet Network Information Center, or CNNIC. CNNIC is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first-to-file” principle with respect to the registration of domain names. On November 27, 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an Internet-based information service provider in providing Internet-based information services must be registered and owned by such provider in accordance with the law. If the Internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations of the PRC, or the Foreign Exchange Administration Regulations, which were promulgated by the PRC State Council on January 29, 1996 and were most recently amended on August 5, 2008. Pursuant to the Foreign Exchange Administration Regulations and other PRC rules and regulations on currency conversion, Renminbi is freely convertible into other currencies for current account items such as trade and service related receipts and payments, interest payments and dividends; as for capital account items such as direct investment, loans and portfolio investment, the prior approval of the SAFE is required to convert Renminbi into other currencies and transfer the converted currencies out of the PRC.

Pursuant to the Notice of the SAFE on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment, which was promulgated by the SAFE on February 13, 2015 and became effective on June 1, 2015, two administrative approval matters, including foreign exchange registration approval under domestic direct investment and foreign exchange registration approval under overseas direct investment, shall be reviewed and processed directly by banks. The SAFE and its local bureaus shall implement indirect supervision through the foreign exchange registration with banks for direct investment.

Pursuant to the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, which was promulgated on March 30, 2015 and became effective on June 1, 2015, and was partially amended on December 30, 2019, and the Notice of the SAFE on Reforming and Regulating the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, which was promulgated on and became effective on June 9, 2016, the system of voluntary foreign exchange settlement is implemented for the foreign exchange earnings of foreign exchange capital of foreign-invested enterprises. Foreign exchange capital in a foreign-invested enterprise’s capital account, for which the monetary contribution has been confirmed by the SAFE (or for which the monetary contribution has been registered for account entry), may be settled at a bank as required by the actual management needs of the enterprise. The voluntary settlement ratio of a foreign-invested enterprise’s foreign exchange capital projects has been temporarily set at 100%. The SAFE may make adjustments to the said ratio at appropriate times based on the status of the international balance of payments. In addition, foreign exchange earnings under capital projects and the Renminbi funds obtained from the exchange settlements thereof shall not be used by foreign-invested enterprises for the following purposes: (1) direct or indirect payments of expenditures exceeding its business scope or those being prohibited by the laws and regulations of the PRC; (2) direct or indirect uses in securities investments or investments other than capital-protected banking products (except as otherwise expressly provided); (3) issuance of loans to non-affiliated enterprises (excluding those that are expressly permitted within their business scope); and (4) construction or purchase of real estate not for personal use (except for real estate enterprises).

On January 26, 2017, the SAFE promulgated the Notice of the SAFE on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which took effect on the same day. This notice sets out various measures to tighten genuineness and compliance verification of cross-border transactions and cross-border capital flow, which include without limitation requiring banks to verify board resolutions, tax filing forms and audited financial statements before wiring foreign-invested enterprises’ foreign exchange distributions above $50,000, and strengthening genuineness and compliance verification of foreign direct investments.

On October 23, 2019, the SAFE promulgated the Notice of the SAFE on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment foreign-invested enterprises may use capital to make equity investment in the PRC in accordance with laws under the premise that the investment is not in violation of the applicable special entry management measures for foreign investment (Negative List) and the projects invested are true and in compliance with relevant laws and regulations.

On April 10, 2020, the SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

Regulations Relating to Foreign Debt

On January 5, 2023, the NDRC promulgated the Administrative Measures for Examination and Registration of Medium- and Long-term Foreign Debts of Enterprises, or the Foreign Debts Measures, which came into effect on February 10, 2023. For the purpose of the Foreign Debts Measures, medium- and long-term foreign debts, or foreign debts, refer to debt instruments with a maturity of more than one year that are borrowed from overseas by enterprises within the territory of the mainland China and by overseas companies or branches controlled by them, denominated in Renminbi or a foreign currency, and with the principal repaid and interest accrued as agreed. According to the Foreign Debts Measures, before the borrowing of any foreign debts, enterprises shall obtain from the NDRC the Certificate of Examination and Registration of Foreign Debts Borrowed by Enterprises and complete the formalities of examination and registration. The enterprises that have not completed such examination and registration formalities cannot borrow foreign debts. In addition, such enterprise shall, within 10 business days after each borrowing of foreign debts, report the relevant information on such borrowing of foreign debts to the NDRC.

Pursuant to the Foreign Debts Measures, the requirement of the examination and registration formalities also apply to the indirect borrowing of foreign debts overseas by PRC domestic enterprises. The Foreign Debts Measures also provide that if an enterprise, whose principal business activities are conducted in mainland China, issues bonds or borrows commercial loans overseas in the name of an enterprise registered overseas, based on the equity, assets, earnings or other similar rights and interests of the PRC domestic enterprise, such conduct of the enterprise would be deemed as an indirect borrowing of foreign debts overseas by domestic enterprises. However, given that the Foreign Debts Measures were recently promulgated, substantial uncertainties remain as to the implementation and interpretation.

Regulations Relating to Dividend Distributions

The principal regulations governing distribution of dividends of the wholly foreign-owned enterprise, or the WFOE, include the PRC Company Law, the Foreign Investment Law and the Implementing Regulations of the Foreign Investment Law. Under these regulations, WFOEs in China may pay dividends only out of their accumulated after tax profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, WFOEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.

Regulations Relating to Offshore Investment

The SAFE promulgated the Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014 that requires PRC residents or entities to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and term of operation), capital increase or capital reduction, transfers or exchanges of shares, or mergers or divisions. The SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purposes Vehicles, which is commonly known as “SAFE Circular 75” and was promulgated by the SAFE on October 21, 2005.

The SAFE further enacted the Notice of the SAFE on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. We may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our shareholders or beneficial owners to comply with the SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, the SAFE regulations. The failure or inability of such shareholders or beneficial owners to comply with the SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC Subsidiaries, could subject us or the non-complaint shareholders or beneficial owners to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC Subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute any future profits to you could be materially and adversely affected.

Regulations Relating to Stock Incentive Plans

According to the Notice of the SAFE on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012, and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly listed company, to register with the SAFE and handle foreign exchange matters such as opening accounts and transferring and settling the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options, sales of shares underlying the options and remittance of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject our participating directors, supervisors, senior management and other employees to fines and legal sanctions. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in the PRC for a continuous period of not less than one year and have been granted options are subject to these regulations.

Laws and Regulations Relating to Taxation

Enterprise Income Tax

Pursuant to the PRC Enterprise Income Tax Law, promulgated on March 16, 2007 and most recently amended and effective on December 29, 2018, and the Regulation on Implementation of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, which was issued on December 6, 2007 and was most recently amended and became effective on April 23, 2019, enterprise income tax shall be applicable at a uniform rate of 25% to all resident or non-resident enterprises, save for a few exceptions. Enterprise income tax shall be payable by a resident enterprise for income sourced within or outside the PRC. Enterprise income tax shall be payable by a non-resident enterprise for income sourced within the PRC by its institutions or premises established in the PRC and for income sourced outside the PRC for which the institutions or premises established in the PRC have a de facto relationship. Where the non-resident enterprise has no institutions or premises established in the PRC or has income bearing no de facto relationship with the institutions or premises established in the PRC, enterprise income tax shall be payable by the non-resident enterprise only for income sourced within the PRC and the enterprise income tax rate shall be 10%.

The Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which was promulgated on April 22, 2009 and most recently amended on December 29, 2017, sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of China and controlled by PRC enterprises or PRC enterprise groups is located within China. The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Version), or Bulletin 45, which was promulgated on July 27, 2011 and became effective on September 1, 2011, and was most recently amended and became effective on June 15, 2018, further provides guidance on the implementation of Circular 82 and clarifies certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resources matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China. According to Bulletin 45, when provided with a copy of the Chinese tax resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese-controlled offshore-incorporated enterprise.

Although Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or PRC or foreign individuals. If we were to be considered a PRC resident enterprise by the PRC tax authorities for PRC tax purposes, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our cash flow may be materially reduced as a result of our global income being taxed under the PRC Enterprise Income Tax Law. We believe that none of our entities outside of the PRC is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Value-Added Tax

Pursuant to the Provisional Regulation on Value-Added Tax of the PRC, promulgated by the PRC State Council, as amended on November 10, 2008, February 6, 2016 and November 19, 2017 and effective on November 19, 2017, and the Implementation Rules for the Provisional Regulation on Value-Added Tax of the PRC, promulgated by the Ministry of Finance on December 25, 1993, most recently amended on October 28, 2011 and effective on November 1, 2011, all entities and individuals in the PRC engaging in the sales of goods, provision of processing services, repairs and replacement services, sales services, intangible assets, real estate and the importation of goods are required to pay value-added tax at a rate ranging from zero to 17%.

According to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates, which was issued on April 4, 2018 and came into effect on May 1, 2018, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 17% and 11% tax rates are lowered to 16% and 10%, respectively.

According to the Circular on Policies to Deepen Value-added Tax Reform, which was jointly issued by the Ministry of Finance, the SAT and the General Administration of Customs on March 20, 2019 and came into effect on April 1, 2019, where a taxpayer engages in a taxable sales activity for the value-added tax purpose or imports goods, the previous applicable 16% and 10% tax rates are lowered to 13% and 9%, respectively.

According to the Announcement of SAT on Promulgation of the Administrative Measures on Tax Exemption for Cross-border Taxable Activities for Levying Value-Added Tax in Lieu of Business Tax (Trial Implementation), which was promulgated by the SAT on May 6, 2016 and became effective on May 1, 2016, as amended on June 15, 2018 by the Announcement of the SAT on the Revision to Certain Taxation Regulatory Documents, which was promulgated by the SAT on June 15, 2018, certain cross-border taxable activities, such as offshore service outsourcing business provided to overseas entities and are entirely consumed overseas, shall be exempted from value-added tax.

Withholding Tax on Dividends

Pursuant to the PRC Enterprise Income Tax Law and the EIT Implementation Rules, except as otherwise provided by relevant tax treaties with the PRC government, dividends paid by foreign-invested enterprises to foreign investors which are non-resident enterprises and which have not established or operated premises in the PRC, or which have established or operated premises in the PRC but where their income has no de facto relationship with such establishment or operation of premises, shall be subject to a withholding tax of 10%.

Indirect Transfer of Properties

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-Tax Resident Enterprises, or SAT Bulletin 7. In December 2017, Article 13 and Paragraph 2 of Article 8 of SAT Bulletin 7 were abolished by Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents, effective on December 29, 2017, and the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, effective on December 1, 2017 and amended on June 15, 2018. By promulgating and implementing these notices, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to SAT Bulletin 7, as amended, in the event that a non-PRC resident enterprise indirectly transfers equities and other properties of a PRC resident enterprise to evade its obligation of paying enterprise income tax by implementing arrangements that are not for reasonable commercial purposes, such indirect transfer shall be re-identified and recognized as a direct transfer of equities and other properties of the PRC resident enterprise. SAT Bulletin 7, as amended, provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both the offshore transferor and transferee (or another person who is obligated to pay for the transfer) of taxable assets. Where a non-PRC resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an offshore holding company, which is an indirect transfer, the non-PRC resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the offshore holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to enterprise income tax, and the transferee or another person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Issues concerning the withholding of enterprise income tax of the China-sourced income, which refers to income obtained from sources within China by non-PRC resident enterprises that (a) do not have an establishment or place of business in China or (b) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business in China, shall be subject to SAT Circular 37. China-sourced income includes income from equity investments such as dividends and bonuses, income from interest, rent and royalties, income from the property transfer and other income. Pursuant to SAT Circular 37, non-PRC resident enterprises shall pay enterprise income tax in relation to their China-sourced income, and the entities which have the direct obligation to make certain payments to a non-PRC resident enterprise shall be the relevant tax withholders for such non-PRC resident enterprise. The tax withholders shall, within seven days of the day on which the withholding obligation occurs, which is the day when the payment is made in fact or becomes due, declare and remit the withholding tax to the competent tax authority. When declaring and remitting the withholding tax payable, the tax withholders shall complete the Withholding Statement of the PRC for Enterprise Income Tax. In the event that the tax withholder fails to declare and remit the taxable enterprise income tax for a non-PRC resident enterprise, or is unable to perform its obligation mentioned above, the non-PRC resident enterprise shall declare and pay the enterprise income tax to the competent tax authority, and complete the Withholding Statement of the PRC for Enterprise Income Tax.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring and sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions under SAT Bulletin 7 and SAT Circular 37. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC Subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

Laws and Regulations Relating to Labor

The PRC Labor Law, which became effective on January 1, 1995 and was amended on August 27, 2009 and December 29, 2018, and the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, provide requirements concerning employment contracts between an employer and its employees. Pursuant to the PRC Labor Contract Law, a written labor contract is required when an employment relationship is established between an employer and an employee. An employer is obligated to sign a labor contract with an employee for an indefinite term if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The PRC Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week, as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

On October 28, 2010, the Standing Committee of the NPC promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer must pay the social insurance for its employees in accordance with the rates provided under relevant regulations and must withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund, which were promulgated on April 3, 1999 and were most recently amended on March 24, 2019, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds. An enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement. The requirement to maintain employee benefit plans (including social insurance and housing fund contributions) has not been implemented consistently by local governments in the PRC given the different levels of economic development in different locations. We may not pay social insurance and housing fund contributions in strict compliance with the relevant PRC regulations for and on behalf of our employees due to differences in local regulations and inconsistent implementation or interpretation by local authorities in the PRC and varying levels of acceptance of the housing fund system by our employees. We may be subject to fines and penalties for any such failure to make payments in accordance with the applicable PRC laws and regulations. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to penalties, late fees or fines in relation to any underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Regulatory Overview of Japan

Regulations regarding Privacy and Protection of Personal Information and Customer Data

The application and interpretation of these and other similar international laws and regulations concerning data protection and personal information are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

In Japan, the Act on the Protection of Personal Information, or the APPI, and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under the APPI, entities are required to lawfully use personal information obtained within the purpose of specified use and take appropriate measures to maintain security of such information. Entities are also restricted from providing personal information to third parties without the consent of the customers. The APPI also includes regulations relating to the handling of sensitive personal data and anonymous personal data and the transfer of personal information to foreign countries.

Regulations of Telecommunications and Portal Businesses

The Telecommunications Business Act of Japan, or the Telecommunications Business Act, generally requires that those who plan to provide telecommunications services be registered as telecommunications business operators. However, as long as the scale of the telecommunications circuit facilities to be installed for the telecommunication services and the scope of the service area to be covered do not exceed certain thresholds set forth in an ordinance of the Ministry of Internal Affairs and Communications of Japan, or fall within a certain category of radio facilities, submission of a notice to the Minister of Internal Affairs and Communications of Japan, rather than registration, is required.

A telecommunications business operator is prohibited from acquiring, using without permission or leaking private communications (including, but not limited to, the contents of communications, the dates and places of the communications, names and addresses, telephone numbers and IP addresses). The Telecommunications Business Act also requires a telecommunications business operator to, among other things, provide its service in a fair manner and, in certain emergency situations such as a natural disaster, prioritize important public communications. If, among other things, the acquisition, use without permission or leakage of private communications occurs or is not appropriately prevented in connection with the operation of the telecommunications business, a telecommunications business operator does not satisfy the foregoing requirements or its business operation is otherwise inappropriate or unreasonable, such telecommunications business operator may be subjected to administrative or criminal sanctions.

The Provider Liability Limitation Act of Japan regulates a provider of communications services (the “specified communications services provider”) that circulates electronic information publicly through the Internet, and our portal services are subject to such regulations. While this act limits the scope of liability of a specified communications services provider that will be incurred when anyone’s rights are infringed upon as a result of the circulation of electronic information in connection with its communications services, it requires a specified communications services provider to disclose certain information related to those who engage in such infringement.

Regulations on Consumer Protection

In order to protect the interests of consumers, the Consumer Contract Act of Japan provides, among other things, that consumers are permitted to rescind their offer or acceptance of execution of a contract with certain business operators, including us, when such offer or acceptance was made due to their misunderstanding or certain unfair acts by such business operators, and that any clauses in a contract with business operators that exempt business operators from liability for damages or otherwise unfairly harm the interests of consumers are nullified, in whole or in part. In addition, the Act on Specified Commercial Transactions, which also regulates ecommerce, provides, among other things, prohibitions of exaggerated advertisements or advertisements using unsolicited emails, as well as statutory cooling-off periods during which consumers may cancel certain products or services they had contracted to purchase.

Further, the Act against Unjustifiable Premiums and Misleading Representations of Japan regulates acts by certain business operators, including us, which are likely to interfere with consumers’ voluntary and rational decision-making on transactions of goods and services. Under the act, such business operators are generally prohibited from using provision of money or other economic gains as a means of inducing customers. Also, misleading representations by such business operators in connection with the transaction of goods and services with consumers are also prohibited. Violation of any of the prohibitions provided in the act could result in imposition of surcharges on the relevant business.

Regulation on Intellectual Property

Japan has adopted comprehensive legislations governing intellectual property rights, including copyrights and trademarks.

Copyright

Copyright in Japan, including for computer programs, is principally protected under the Copyright Act, the Act on Special Provisions for the Registration of Works of Computer Programming and related rules and regulations. Under the Copyright Act, the term for computer programs is 70 years. The Copyright Act provides specific rules for the use of copyrights, although it does not provide rules on fair use.

Trademark

Registered trademarks are protected by the Japanese Trademark Act. The Japan Patent Office handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The Trademark Act has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been filed is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for the registration of such trademark may be rejected.

Japanese Employment and Labor Law

There are several laws and regulations in Japan which are intended to regulate labor markets and employee/employer relations. These include the Labor Standards Act of Japan, which sets forth minimum labor conditions, the Minimum Wage Act of Japan, which sets forth minimum wage requirements, and the Industrial Safety and Health Act of Japan, which sets forth safety and sanitary requirements for the protection of employees. Under Japanese laws and regulations, employers are prohibited from terminating employees unless there are “objectively reasonable grounds” for termination and the termination is “appropriate in the general societal terms.”

Regulation on Distribution of Surplus

Under the Japan Companies Act, the distribution of dividends by a stock company established under the Japan Companies Act takes the form of distribution of surplus. Under the Japan Companies Act, the aggregate book value of surplus distributed by a stock company established under the Japan Companies Act may not exceed a distributable amount, as calculated on the effective date of such distribution. The “distributable amount” at any given time is equal to: (a) the amount of its surplus, which is determined based on the aggregate of “other capital surplus” and “other retained earnings” at the end of the previous fiscal year with various adjustments; minus (b) the aggregate of: (i) the book value of the treasury stock; (ii) the amount of consideration for any treasury stock disposed of by the company after the end of the previous fiscal year; and (iii) other amounts set forth in certain ordinances, subject to certain adjustments if extraordinary financial statements are approved as of or for a period from the beginning of the fiscal year to a specified date.

Hong Kong

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which shall be confined to laws relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong). Whilst the NPC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including the PRC Data Security Law and the Measures for Cybersecurity Review, do not apply to our businesses in Hong Kong.

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles, or the Data Protection Principles, contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•	Principle 1—purpose and manner of collection of personal data;

•	Principle 2—accuracy and duration of retention of personal data;

•	Principle 3—use of personal data;

•	Principle 4—security of personal data;

•	Principle 5—information to be generally available; and

•	Principle 6—access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data, or the Privacy Commissioner. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense, which may lead to a fine and imprisonment. The Privacy Commissioner can itself also issue notices to produce evidence in connection with, or arrest persons that contravene, certain provisions of the PDPO, including to companies located outside Hong Kong.

The PDPO also gives data subjects certain rights, inter alia:

•	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•	if the data user holds such data, the right to be supplied with a copy of such data; and

•	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business or business at a branch in Hong Kong (other than those specifically exempted) to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business or business at the branch within one month after the commencement of such business or business at the branch, as the case may be. The Commissioner of Inland Revenue must register each business or branch of a business for which a business registration application or a branch registration application is made as soon as practicable after the prescribed business registration fee and levy or branch registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Any person who fails to apply for business registration or branch business registration (as the case may be) shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Hong Kong Laws and Regulations relating to Trademark

The Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong), or the TMO, which came into full effect in Hong Kong on April 4, 2003, provides the framework for Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trademark, including a logo and a brand name. The TMO restricts unauthorized use of a sign, logo, word or brand which is identical or similar to the registered trademark for identical and/or similar goods and/or services for which the trademark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trademark, including selling and importing goods bearing a forged trademark, or possessing or using equipment for the purpose of forging a trademark.

Hong Kong Laws and Regulations relating to Employment

Pursuant to the Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO, including but not limited to payment of wages, restrictions on wage deductions and the granting of statutory holidays.

Pursuant to the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, which came into full effect in Hong Kong on December 1, 2000, every employer of an employee covered by the MPFSO must take all practicable steps to ensure that the employee becomes a member of a registered Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, which came into full effect in Hong Kong on December 1, 1953, all applicable employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer who fails to do so may be liable to a fine and imprisonment.

Pursuant to the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO, which came into full effect in Hong Kong on May 1, 2011, an employee covered by the MWO is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2019, the statutory minimum hourly wage rate is HK$37.5. Failure to comply with the MWO constitutes an offence under the EO.

Other Government Regulations

In addition to the regulations stated above, our business is subject to a variety of laws and regulations applicable to companies conducting business on the Internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the Internet and ecommerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide customers with our policies on sharing information with third parties and advance notice of any changes to these policies. Related laws may govern the manner in which we collect, store, use, process, disclose or transfer sensitive information, or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. International jurisdictions impose different, and sometimes more stringent, consumer and privacy protections. In the European Union, the GDPR imposes stringent privacy, data protection and information security requirements, which include expanded requirements to disclose to data subjects how their personal data is used and increased rights for data subjects to access, control and delete their personal data. Furthermore, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year. As of January 1, 2021, and the expiry of transitional arrangements agreed to between the U.K. and the European Union, data processing in the U.K. is governed by a U.K. version of the GDPR (combining the GDPR and the Data Protection Act 2018), exposing us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. In addition to the GDPR, the European Commission has another regulation that focuses on a person’s right to conduct a private life (in contrast to the GDPR, which focuses on protection of personal data). The legislation, known as the ePrivacy Regulation, was enacted in 2019 and replaced the previous ePrivacy Directive, and includes, among other things, enhanced consent requirements in order to collect and process user data in the EU. As the ePrivacy Regulation includes enhanced consent requirements in order to collect and process customer data in the EU, changes we may need to implement in order to comply with this regulation may negatively impact our contributory network. Pursuant to applicable regulations, including the GDPR, we maintain policies concerning the collection, processing, use and retention of information, including personal data. In the U.S., we are subject to federal and state laws and regulations regarding privacy and information security. California also recently enacted legislation, the CCPA, which went into effect on January 1, 2020, which affords consumers expanded privacy protections. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. Since the enactment of the CCPA, new privacy and data security laws have been proposed in more than half of the states in the U.S. and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the U.S., a trend that may accelerate following the 2020 U.S. presidential election. We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the U.S. and other jurisdictions, and we cannot determine the impact that such future laws, regulations and standards may have on our business. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to stringent and changing privacy laws, regulations and standards as well as contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business or prospects.”

Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts. New legislation or regulations, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and ecommerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for ecommerce are likely to result in more laws and regulations that impose additional compliance burdens on ecommerce companies.

C.	Organizational Structure

Corporate Structure

GigaCloud Technology Inc is a holding company incorporated in the Cayman Islands that does not have substantive operations and is not a direct Chinese or Hong Kong operating company. As of the date of this annual report, we conduct our business operations across 14 subsidiaries and four consolidated VIEs, among those, nine of which are our principal subsidiaries and three of which are our principal consolidated VIEs. We also have two equity incentive trusts which are treated as consolidated VIEs under U.S. GAAP. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—Equity Incentive Trusts.” All of our consolidated VIEs contributed an aggregate of 8.4%, 10.7% and 6.5% to our total assets as of December 31, 2020, 2021 and 2022, respectively. All of our consolidated VIEs contributed an aggregate of 12.9%, 11.5% and 14.4% to our revenues in 2020 and 2021 and 2022, respectively. See “—Contractual Arrangements with Our Consolidated VIEs and their Shareholders.”

As of the date of this annual report, our principal subsidiaries and principal consolidated VIEs consist of the following entities (in alphabetical order based on the jurisdiction and in chronological order within the jurisdiction based on their dates of incorporation):

Cayman Islands

•	Comptree International, our wholly-owned subsidiary organized under the laws of Cayman Islands in April 2010, principally for holding Tmall, Inc. through GIGACLOUD TECHNOLOGY (USA) INC.;

Mainland China

•

GigaCloud Technology (Suzhou) Co., Ltd. (formerly known as Oriental Standard Network Technology (Suzhou) Co., Ltd.), our wholly-owned subsidiary organized under the laws of the PRC in July 2013, principally for procurement and providing inter-group services to the group companies;

•

Suzhou Dajianyun Transport Co., Ltd., or Suzhou GigaCloud, our indirect wholly-owned subsidiary organized under the laws of the PRC in September 2017, principally for providing inter-group services to the group companies;

Hong Kong

•

GigaCloud Technology (HongKong) Limited (formerly known as Giga Cloud Logistics (Hong Kong) Limited), our wholly-owned subsidiary organized under the laws of Hong Kong in March 2019, principally for operating our B2B GigaCloud Marketplace;

Japan

•	Oriental Standard Japan Co., Ltd., our wholly-owned subsidiary organized under the laws of Japan in August 2006, principally for operating our ecommerce solutions;

•	BTM Co., Ltd., our wholly-owned subsidiary organized under the laws of Japan in September 2014, principally for operating our ecommerce solutions;

United Kingdom

•	B.T.M TRAVEL AND TRADING LTD, our consolidated VIE organized under the laws of England and Wales in April 2013, principally for operating our warehouse logistics services and ecommerce service;

•	COMHARBOR LIMITED, our consolidated VIE organized under the laws of England and Wales in October 2017, principally for operating our ecommerce service;

•	BRIHOME LIMITED, our consolidated VIE organized under the laws of England and Wales in October 2017, principally for operating our ecommerce service;

United States

•

GIGACLOUD TECHNOLOGY (USA) INC. (formerly known as COMPTREE INC.), our indirect wholly-owned subsidiary organized under the laws of State of California, the U.S., in March 1994, principally for operating our warehouse logistics services and ecommerce service;

•	Tmall, Inc., our indirect wholly-owned subsidiary organized under the laws of State of California, the U.S., in January 2012, principally for operating our ecommerce service; and

•	GIGA CLOUD LOGISTICS INC, our wholly-owned subsidiary organized under the laws of State of Nevada, the U.S., in September 2017, principally for operating our logistics services for third parties.

The chart below shows our corporate structure and identifies our principal subsidiaries and principal consolidated VIEs described above as of the date of this annual report:

(1)	B.T.M TRAVEL AND TRADING LTD, our principal consolidated VIE, is wholly owned by Mr. Wenbo Dou, our employee.
(2)	COMHARBOR LIMITED, our principal consolidated VIE, is wholly owned by Mr. Wenjun Chang, our employee.
(3)	BRIHOME LIMITED, our principal consolidated VIE, is wholly owned by Mr. Yaoxuan Wang, our employee.

Contractual Arrangements with Our Consolidated VIEs and their Shareholders

In 2013 and 2017, GigaCloud Technology Inc (formerly known as Oriental Standard Human Resources Holdings Limited), our holding company and an exempted company with limited liability incorporated in the Cayman Islands, entered into a series of control agreements with our consolidated VIEs and their respective shareholders, including our three principal consolidated VIEs established and operating in the U.K., namely B.T.M TRAVEL AND TRADING LTD, COMHARBOR LIMITED and BRIHOME LIMITED. We entered into contractual arrangements with our principal consolidated VIEs because we needed to expeditiously set up our business in overseas markets with minimized administrative constraints to capture market opportunities. In certain instances, the contractual arrangements provided us with the potential flexibility to conduct business activities that could be subjected to restrictions on foreign investment. For example, the PRC government had imposed foreign ownership restriction and the licensing and permit requirements for companies in the industry of telecommunications service, and we had a consolidated VIE set up initially in mainland China from 2018 to 2020. We launched our GigaCloud Marketplace under our Hong Kong Subsidiary, GigaCloud Technology (HongKong) Limited (formerly known as Giga Cloud Logistics (Hong Kong) Limited) in 2019. As our business scale in the overseas markets continued to grow, we began to restructure our non-principal VIEs into wholly-owned subsidiaries. From 2018 to 2020, we had one consolidated VIE in mainland China, namely Suzhou GigaCloud, and in February 2021, we entered into a termination agreement with Suzhou GigaCloud and its shareholder at that time to terminate the control agreement with respect to Suzhou GigaCloud. In February 2021, GigaCloud Technology (Suzhou) Co., Ltd. (formerly known as Oriental Standard Network Technology (Suzhou) Co., Ltd.) acquired 100% of the equity interest in Suzhou GigaCloud, which then became our indirect wholly-owned subsidiary in mainland China, and we do not currently have any VIE in mainland China. To our knowledge, as of the date of this annual report, our PRC Subsidiaries are not conducting business activities that are subject to restrictions on foreign investment under PRC laws and regulations. In January 2023, after our initial public offering, we acquired 100% of the equity interest in GIGA CLOUD LOGISTICS INC, which then became our wholly-owned subsidiary in the U.S. We intend to continue our corporate restructuring. To the extent permissible by applicable laws and without the potential for disruptions to our operations, we will obtain direct ownership in all of the VIEs that are currently effective and we intend to complete our corporate restructuring in the next few years. As of the date of this annual report, four of these control agreements, including three control agreements related to our three principal consolidated VIEs, are still effective. The shareholders of the three principal consolidated VIEs are our trusted long-term employees. As of the date of this annual report, with respect to our three principal consolidated VIEs, Mr. Wenbo Dou is the sole shareholder of B.T.M TRAVEL AND TRADING LTD, Mr. Wenjun Chang is the sole shareholder of COMHARBOR LIMITED and Mr. Yaoxuan Wang is the sole shareholder of BRIHOME LIMITED.

We entered into control agreements with each of these consolidated VIEs and their respective shareholders, through which we are able to consolidate the financial results of these entities. The equity interests of the consolidated VIEs are legally held by their shareholders. Through the control agreements, including the relevant provisions on powers of attorney and exclusive option to purchase all or part of the equity interests in our consolidated VIEs, the shareholders of our consolidated VIEs have granted GigaCloud Technology Inc all their legal rights, including voting rights and disposition rights of their equity interests in our consolidated VIEs. The shareholders of our consolidated VIEs do not participate significantly in income and loss and do not have the power to direct the activities of our consolidated VIEs that most significantly impact their economic performance.

The functions of the consolidated VIEs include operating accounts registered on third-party ecommerce websites to sell merchandise to local individual customers and providing warehousing and logistics services to users registered in our GigaCloud Marketplace, by utilizing our cross-border trading experience, international logistics network and our own online marketplace. All of the consolidated VIEs’ nominal shareholders are our trusted employees. We have funded, through either direct capital contribution or intercompany loans, substantially all of our consolidated VIEs’ capital and operation funds. We have information rights, management rights and control rights of daily operations of our consolidated VIEs, especially with respect to how the VIEs operate their bank accounts and operating accounts registered on third-party ecommerce websites in the name of or for the benefit of our consolidated VIEs. Except for local fulfillment tasks such as warehouse management, all other major operations, including purchases, sales, customer service and cash management, are dealt with by our shared operation team in mainland China.

Our control agreements with our consolidated VIEs and their shareholders allow us to (i) exercise effective control over our consolidated VIEs, (ii) receive account management right in our consolidated VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our consolidated VIEs when and to the extent permitted by the applicable laws.

As a result of these control agreements, we are regarded as the primary beneficiary of our consolidated VIEs, including how the VIEs operate their bank accounts and the operating accounts with relevant ecommerce platforms established or to be established in the name of or for the benefit of the consolidated VIEs, and we treat our consolidated VIEs as our consolidated entities under U.S. GAAP. We have consolidated the financial results of our consolidated VIEs in our consolidated financial statements in accordance with U.S. GAAP. However, our control over our consolidated VIEs through contractual arrangements may not be as effective as direct ownership. In addition, uncertainties exist as to whether our operation of the business in these jurisdictions through our consolidated VIEs would be found not in compliance with existing or future respective local laws, and we may incur substantial costs in enforcing the terms of these control agreements with our consolidated VIEs. For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the currently effective control agreements by and among GigaCloud Technology Inc, each of our consolidated VIEs, and their respective shareholders.

Pursuant to the control agreements, our consolidated VIEs and each of their shareholders shall not terminate the control agreements unilaterally in any event unless otherwise required by the applicable laws. The control agreements became effective upon execution by the parties, and remain effective until the respective shareholder has transferred all of such shareholder’s equity interests in our consolidated VIEs to us.

Pursuant to each control agreement, we have the following powers:

Power to Exercise Effective Control over Our Consolidated VIEs

GigaCloud Technology Inc has information rights, management rights and control rights of daily operations of our consolidated VIEs, especially with respect to how the VIEs operate their bank accounts and operating accounts with relevant ecommerce platforms established or to be established in the name of or for the benefit of our consolidated VIEs.

Our consolidated VIEs and their shareholders shall act in good faith under instructions of GigaCloud Technology Inc and shall not damage the control and management of GigaCloud Technology Inc or affect its financial results and consolidation of such result.

GigaCloud Technology Inc has sole and exclusive power of attorney to act on behalf of each shareholder of our consolidated VIEs with respect to all rights and matters concerning all equity interests held by such shareholder including, without limitation, exercising all of the shareholder’s rights and voting rights; deciding the sale, transfer, pledge or disposition of the shares of our consolidated VIEs; representing the shareholder in executing any resolutions and minutes as a shareholder (and director) of our consolidated VIEs; approving the amendments to the articles of association without written consent of such shareholder; approving any change of the share capital of our consolidated VIEs; and appointing directors to our consolidated VIEs at the discretion of GigaCloud Technology Inc. During the term of each control agreement, each shareholder of our consolidated VIEs waives all rights with respect to the equity interests in our consolidated VIEs held by him/her and shall not exercise such rights by himself/herself.

In order to secure the performance of our consolidated VIEs, each shareholder of our consolidated VIEs agrees to pledge all the equity interests to GigaCloud Technology Inc as security for performance of the contract obligations under the control agreement.

Account Management

GigaCloud Technology Inc is entitled to information right, management right and control right of daily operation of the VIEs, especially with respect to how the VIEs operate their bank accounts and operating accounts with relevant e-commerce platforms established or to be established in the name of, or for the benefit of the VIEs.

The VIEs and their shareholders shall act in good faith under instructions of GigaCloud Technology Inc and shall not damage the control and management of GigaCloud Technology Inc or affect its financial results and consolidation of such result.

Power to Have an Exclusive Option to Purchase All or Part of the Equity Interests

GigaCloud Technology Inc has an irrevocable and exclusive right to purchase the equity interests in our consolidated VIEs held by their shareholders at the sole discretion of GigaCloud Technology Inc at the minimum price permitted by the applicable laws. Except for GigaCloud Technology Inc, no other person shall be entitled to such option or other rights with respect to the equity interests in our consolidated VIEs.

We rely on the account control agreements to operate and control VIEs. All of the account control agreements are governed by local laws and provide for the resolution of disputes through arbitration under local laws. Accordingly, these agreements would be interpreted in accordance with local laws and any disputes would be resolved in accordance with local legal procedures. Uncertainties in the local legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these account control agreements, it would be difficult to exert effective control over VIEs, and our ability to conduct our business and the results of operations and financial condition may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

There are substantial uncertainties regarding the interpretation and application of current and future local laws and regulations. Accordingly, if the local government finds that the contractual arrangements do not comply with its restrictions on foreign ownership of businesses, or if the local government otherwise finds that we and the consolidated VIEs are in violation of local laws or regulations or lack the necessary permits or licenses to operate our business, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking our business and operating licenses;

•	discontinuing or restricting our operations;

•	imposing fines or confiscating any of the VIEs’ income that they deem to have been obtained through illegal operations;

•	imposing conditions or requirements with which the VIEs may not be able to comply;

•	requiring us to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs;

•	restricting or prohibiting our use of the proceeds of overseas offering to finance the business and operations in these jurisdictions; or

•	taking other regulatory or enforcement actions that could be harmful to the business.

If the imposition of any of these penalties or the requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the VIEs or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of the VIEs in the consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIEs is remote based on current facts and circumstances.

D.	Property, Plants and Equipment

Our corporate headquarters is in Suzhou, China, where we currently occupy approximately 53,860 square feet of office space pursuant to a lease with a one-year lease term, which can be renewed prior to termination. We also lease 21 warehouses in the U.S., Japan, the U.K. and Germany, totaling over four million square feet.

We believe that our facilities are sufficient to meet our current needs. We intend to add new facilities or expand our existing facilities as we add employees and expand our operations. We believe that additional space that is suitable for our needs will be available as needed to accommodate any such expansion of our operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. We generate revenues through three revenue streams:

•

GigaCloud 3P: generates service revenues, including revenues from platform services, warehouse services, last mile delivery services, ocean transportation services and others, by facilitating transactions between sellers and buyers in our GigaCloud Marketplace.

•	GigaCloud 1P: generates product revenues through the sale of our inventory in our GigaCloud Marketplace.

•	Off-platform ecommerce: generates product revenues through the sale of our inventory to and through third-party ecommerce websites.

GigaCloud 3P and GigaCloud 1P together make up our GigaCloud Marketplace, generating service revenues and product revenues, respectively. GigaCloud 1P and off-platform ecommerce make up our total 1P, or product revenues. These three revenue streams complement each other to improve our value proposition to sellers and buyers in our GigaCloud Marketplace.

The following graphic shows the revenues and GMV contribution from these three revenue streams in 2020, 2021 and 2022:

We are focused on facilitating B2B ecommerce transactions in our GigaCloud Marketplace. We built the GigaCloud Marketplace to democratize access and distribution globally so that manufacturers, who are typically sellers in our marketplace, and online resellers, who are typically buyers in our marketplace, can transact without borders. Manufacturers view our marketplace as an essential sales channel to thousands of online resellers in the U.S. and Europe. Our GigaCloud Marketplace enables manufacturers to deliver their products around the world. Additionally, online resellers may lack the resources and infrastructure to manage a global supply chain and support international distribution. Our integrated ecommerce solutions allow online resellers to offer products and services comparable to those offered by large ecommerce platforms by giving them access to a large and growing catalog of products at wholesale prices, supported by industry-leading global fulfillment capabilities.

To enhance our marketplace experience, we also sell our own inventory, or 1P, through the GigaCloud Marketplace and to and through third-party ecommerce websites such as Rakuten in Japan, Amazon and Walmart in the U.S. and Wayfair in the U.K. These product revenues expand our market presence, reduce inventory and logistics risk for sellers, create more products for buyers, drive volume-based cost efficiencies for sourcing products, provide us with data and increase the velocity of sales on our marketplace. Product revenues through the GigaCloud Marketplace and to and through third-party ecommerce websites represented 78.2%, 76.3% and 71.3% of total revenues in 2020, 2021 and 2022, respectively. As we focus on expanding our GigaCloud Marketplace into a leading global large parcel B2B marketplace, we expect service revenue from 3P to grow faster than product revenue from 1P in the future, but we expect 1P to remain an important distribution channel for our own inventory.

Our service revenues totaled $60.1 million and product revenues totaled $215.4 million in 2020, representing a 296.9% and 101.0% increase over 2019, respectively. Our service revenues totaled $98.3 million and product revenues totaled $315.9 million in 2021, representing a 63.5% and 46.7% increase over 2020, respectively. Our service revenues totaled $140.6 million and product revenues totaled $349.4 million in 2022, representing a 43.0% and 10.6% increase over 2021, respectively. In 2020, 2021 and 2022, our total GMV was $283.7 million, $541.8 million and $636.0 million, respectively, of which GigaCloud Marketplace GMV was $190.5 million, $414.2 million and $518.2 million, respectively, and off-platform ecommerce GMV was $93.2 million, $127.6 million and $117.8 million, respectively.

On August 22, 2022, we completed our initial public offering of 3,381,000 Class A ordinary shares, including the additional shares sold pursuant to the over-allotment option which we granted to the underwriter. On August 18, 2022, we listed our Class A ordinary shares on the Nasdaq Global Market under the symbol “GCT.” We raised approximately $33.4 million from our initial public offering in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

Our Business Model

The GigaCloud Marketplace, our global B2B ecommerce platform, integrates everything from product discovery to payments to logistics tools into one easy-to-use platform. Sellers and buyers from our targeted markets around the world leverage our cross-border fulfillment network, which is optimized for large parcel products, in order to trade with each other while saving costs. Underpinned by a network of strategically placed warehouses and supply chain capabilities, our marketplace is designed to simplify and mitigate logistics and inventory requirements for both our sellers and buyers.

Once we attract new sellers and buyers to our marketplace, we leverage our technology and supply chain solutions to drive retention. We provide value-added services like product sales forecasts to our sellers to allow them to more efficiently manage inventory and reduce costs. Our integrated supply chain also offers manufacturers and online resellers in our marketplace enhanced visibility into product inventory, reducing inventory turnover and associated transaction costs. The value of our model is demonstrated by the growth in GMV from our new and existing sellers and buyers.

In 2020, 2021 and 2022, GigaCloud Marketplace had 210, 382 and 560 active 3P sellers, and 1,689, 3,566 and 4,156 active buyers, respectively. Sellers in our marketplace are typically manufacturers based in Asia, who are able to leverage our supply chain capabilities to establish overseas sales channels without having to invest in their own logistics or rely on intermediaries. The buyers in our marketplace are typically resellers based in the U.S. and Europe that procure products at wholesale prices and subsequently sell on third-party B2C platforms.

GigaCloud 3P

Through GigaCloud 3P, we generate service revenues through the various 3P activities of sellers and buyers in our GigaCloud Marketplace, which result in revenues from platform services, warehouse services, last mile delivery services, ocean transportation services and others. When a seller and buyer enter into a transaction in GigaCloud Marketplace, we generate revenues from platform services by earning a percentage commission depending on the transaction value. The standard commission ranges between 1% and 5% depending on the size of the transaction. We also charge warehousing fees in connection with the storage of products in our warehouses, last-mile delivery fees if the buyer requires last-mile delivery services and fees for ocean transportation services such as delivery of products via ocean and other transportation.

From time to time in 2020, 2021 and 2022, when we had excess fulfillment capacity, we also provided third-party logistics services to customers to help fulfill their large parcel transportation needs in the U.S. by leveraging our extensive logistics network. As we continue to grow our GigaCloud Marketplace, we expect to dedicate our logistics capacity to products sold on our own marketplace, and will only opportunistically provide third-party logistics services when there is excess capacity within our network.

The chart below displays the quarterly GigaCloud Marketplace GMV of our 3P sellers in our GigaCloud Marketplace for the 12 months ended December 31, 2020, 2021 and 2022. 2020 3P Sellers, 2021 3P Sellers and 2022 3P Sellers represent the groups of sellers who first sold products in our GigaCloud Marketplace in 2020, 2021 and 2022, respectively. The Active 3P Sellers shows the total number of sellers who have sold at least one item in our GigaCloud Marketplace in the last 12 months. 2020 3P Sellers, 2021 3P Sellers and 2022 3P Sellers have demonstrated attractive quarter-over-quarter growth in both number of sellers and GigaCloud Marketplace GMV, as shown below:

The chart below displays GigaCloud Marketplace GMV of our buyers in our GigaCloud Marketplace for the 12 months ended December 31, 2020, 2021 and 2022. 2020 Buyers, 2021 Buyers and 2022 Buyers represent the groups of buyers who first purchased products in our GigaCloud Marketplace in 2020, 2021 and 2022, respectively. The Active Buyers shows the total number of buyers who have made at least one purchase in our GigaCloud Marketplace in the last 12 months. Our number of buyers and buyer GMV have grown in each quarter since inception, as shown below:

GigaCloud 1P

Through GigaCloud 1P, we further enhance our marketplace experience by selling our own inventory. Our 1P business creates more products for buyers, gives us insights into seller needs, provides us with proprietary data and increases the velocity of sales in our marketplace. Through GigaCloud 1P, we generate revenues from product sales.

Off-platform Ecommerce

In addition to facilitating transactions in our GigaCloud Marketplace, we also procure highly rated products directly from manufacturers and sell them directly to and through third-party ecommerce websites such as Rakuten, Amazon, Walmart and Wayfair. Off-platform ecommerce sales deepen our relationships with sellers and provide us with proprietary data. We expect the off-platform ecommerce GMV to GigaCloud Marketplace GMV as percentages of total GMV to gradually decrease. Through off-platform ecommerce, we generate revenues from product sales.

COVID-19 Pandemic

We are continuing to monitor the impact of the COVID-19 pandemic on our business, results of operations and financial results. The COVID-19 pandemic has temporarily disrupted the global supply chain, forcing factory closures and reducing manufacturing output. We anticipate that these actions and the global health crisis caused by the COVID-19 pandemic, including any variants, will continue to negatively impact global economic activity. Travel restrictions relating to COVID-19 have substantially reduced global air freight capacities and led to shortages in global ocean freight capacities, pushing global freight rates to reach a record level in 2021. In late March and April 2022, certain regions in China were subject to lockdown and other constraints imposed by the local government authorities due to a new wave of COVID-19 outbreak in those regions. Employees who are located in those regions were required to work remotely and/or suspended any business travels. Although a majority of our employees are located in China, our business, products, lines of service, projects and operations were not materially impacted by such pandemic-related lockdown in China because we were able to maintain normal business operations under a remote working arrangement with our employees. There were a few days of delays in the shipping and handling of parcels in and out of the Shanghai port due to the lockdown in the area. The percentage of shipment from the Shanghai port made up approximately 15% and 9% of our total shipment in March and April 2022, respectively. Furthermore, since most of the buyers in our GigaCloud Marketplace are typically resellers based in the U.S. and Europe and the buyers on third-party ecommerce websites are located outside of China, the lockdown in China in 2022 did not have a material impact on consumer demand for our products and services. Simultaneously, demand and purchasing patterns have changed due to COVID-19 restrictions. While it is difficult to predict all of the impacts the COVID-19 pandemic will have on our business, we believe the long-term opportunities that we see for shopping for large parcel merchandise remain unchanged. The situation surrounding the COVID-19 outbreak remains fluid. The full extent of the positive or negative impact of the COVID-19 pandemic on our business will be determined by many factors, including the length of time that the outbreak continues, the impact on customer behaviors and the specific effects on our customers, employees, suppliers, third-party carriers and other stakeholders, all of which are uncertain and cannot be predicted.

During this time, our focus remains on serving our customers and on promoting the health, safety and financial security of our employees. We have taken a number of precautionary measures as may be required, including enhancing cleaning measures, instituting COVID-19 testing in our facilities, suspending all non-essential travel, transitioning a large portion of our employees to working-from-home arrangements and developing no-contact delivery methods.

During the COVID-19 pandemic in 2020 and 2021, we have seen an overall increase in revenues and order activity in our GigaCloud Marketplace and third-party ecommerce websites. To serve the increased orders, we have hired and are continuing to hire additional warehouse staff and sales and marketing staff. However, the situation remains dynamic and subject to rapid and possibly material change. We will continue to actively monitor the impact of the pandemic on our business and may take further actions that alter our business operations as may be required by the authorities where we have operations, or that we determine are in the best interest of our customers, employees, suppliers, third-party carriers and others. While the COVID-19 pandemic has not had a material adverse impact on our operations to date and we believe the long-term opportunities for large parcel merchandise remains unchanged, it is difficult to predict all of the positive or negative impacts that the COVID-19 pandemic will have on our business over the short and long term. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic could materially and adversely impact our business.”

Key Financial and Operating Metrics

We monitor the following key financial and operating metrics to evaluate the growth of our GigaCloud Marketplace, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

The following tables set forth our key financial and operating metrics for the periods indicated:

	For the Year Ended December 31,
GigaCloud Marketplace:	2020	2021	2022
GigaCloud Marketplace GMV (in $ thousands)	$190,480	$414,192	$518,218
Active 3P sellers	210	382	560
Active buyers	1,689	3,566	4,156
Spend per active buyer (in $)	$112,777	$116,150	124,692

GigaCloud Marketplace GMV

The growth in GigaCloud Marketplace GMV, including GMV from both GigaCloud 3P and GigaCloud 1P, reflects our ability to attract and retain sellers and buyers in the GigaCloud Marketplace. The revenues we generate in our marketplace are highly correlated to the amount of GMV transacted in the GigaCloud Marketplace.

GigaCloud Marketplace GMV increased from $190.5 million in 2020 to $414.2 million in 2021, representing a growth of 117.4% year-over-year, and further increased to $518.2 million in 2022, representing a growth of 25.1% year-over-year, primarily due to the continued increase in the numbers of sellers and buyers transacting in our marketplace and an increase in spend per active buyer.

Active 3P Sellers

The number of active 3P sellers in the GigaCloud Marketplace increased every quarter since the first quarter of 2020. We had 210 active 3P sellers in 2020, 382 active 3P sellers in 2021 and 560 active 3P sellers in 2022. We view active 3P sellers as a key driver of the product catalog in our marketplace, which helps attract and retain buyers. At the end of 2020, we had 4,937 SKUs across furniture, home appliances, fitness equipment and other large parcel categories from our active 3P sellers, up from 570 SKUs at the end of 2019. Our SKUs increased to 6,334 as of December 31, 2021, and further increased to 12,312 as of December 31, 2022. We expect continued growth in the number of active 3P sellers through internal sales initiatives, referrals by existing users and word-of-mouth. We leverage our 1P inventory to help establish and validate markets for new sellers, helping them onboard to our marketplace.

Active Buyers

The number of active buyers in the GigaCloud Marketplace has been increasing every quarter since the first quarter in 2020. We had 1,689 active buyers in 2020, 3,566 active buyers in 2021 and 4,156 active buyers in 2022. We view the number of active buyers as a key driver of our GigaCloud Marketplace GMV and revenue growth, and a key indicator of our ability to attract and engage buyers in our marketplace. We expect continued growth in the number of active buyers through internal sales initiatives, referrals by existing users, word-of-mouth and direct visits to our website; however, the growth rate may be slower than in previous years due to inflationary pressure and changes in the global economic conditions.

Spend Per Active Buyer

The spend per active buyer in our GigaCloud Marketplace were $112,777 in 2020, $116,150 in 2021, representing an increase of 29.9% from 2020, and $124,692 in 2022, representing an increase of 7.4% from 2021. We view spend per active buyer as a key driver of our GigaCloud Marketplace GMV and revenue growth. Spend per active buyer is driven by expanding the product categories, increasing the frequency of buyer purchases and growing the average price per purchase. Spend per active buyer increased at a slower rate in 2022, primarily due to slower growth rates in both our GigaCloud Marketplace GMV and number of active buyers during the period due to inflationary pressure and changes in the global economic conditions. We expect spend per active buyer to increase slightly as we continue to expand our product catalog, increase the mix of higher priced products, introduce new value-added services to improve the shopping experience and enhance our supply chain capabilities for better fulfillment.

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Our Ability to Attract and Retain Sellers

Sellers in our marketplace are typically manufacturers based in Asia who are able to use our supply chain capabilities to establish overseas sales channels without having to invest in their own logistics or warehouses overseas. We are focused on growing and retaining the number of sellers who choose to list their large parcel merchandise in our marketplace and utilize our logistics network for the shipping and handling of their products.

In 2020, we had 210 active 3P sellers in our marketplace, compared to 71 active 3P sellers in 2019. This represented a 195.8% year-over-year increase. Our active 3P sellers further increased to 382 in 2021 and 560 in 2022, representing an increase of 81.9% from 2020 and an increase of 46.6% from 2021. We believe this increasing trend will continue because of the growing recognition of our marketplace and our seller-friendly comprehensive logistics network enabling hassle-free delivery of large parcel merchandise.

Using our marketplace, sellers are able to quickly gain access to key global markets in which we operate, including the U.S., the U.K., Germany and Japan. We provide a flat rate program for shipping and handling, and sellers are able to utilize our warehouse space. We also create sales analytics which provide valuable information as sellers determine which products to bring to market.

We attract new sellers predominantly through organic channels such as referrals by existing users, word-of-mouth, or direct visits to our website. We plan to augment this organic customer acquisition by adding additional sales and marketing employees to enhance seller and buyer growth.

Our Ability to Attract and Retain Buyers

Buyers in our marketplace are typically resellers based in the U.S. and Europe who procure large parcel merchandise to resell to end customers. Our marketplace is attractive to buyers because we minimize inventory risk from our buyers’ business operations. Our buyers can browse a product in our marketplace and list the product on their preferred ecommerce websites such as Amazon and Wayfair or their own store prior to procuring and storing the product in a warehouse or shop. Once a sale to the end customer takes place, buyers can order the product in our marketplace and we will handle the fulfillment directly to the end customer.

In 2020, we had 1,689 active buyers in our marketplace with an average $112,777 spend per active buyer, compared to 441 active buyers and an average $80,427 spend per active buyer in 2019. This represented a 283.0% increase in active buyers and 40.2% increase in spend per active buyer in 2020 compared to 2019. In 2021, we had 3,566 active buyers in our marketplace with an average $116,150 spend per active buyer, representing a 117.4% increase in active buyers and 3.0% increase in spend per active buyer compared to the previous year. In 2022, we had 4,156 active buyers in our marketplace with an average $124,692 spend per active buyer, representing a 25.1% increase in active buyers and 7.4% increase in spend per active buyer compared to the previous period, primarily attributable to slower growth rates in both our GigaCloud Marketplace GMV and number of active buyers during the period due to inflationary pressure and changes in the global economic conditions.

In 2021, we launched a remorse protection program, which can be purchased by the buyers in our GigaCloud Marketplace for a fee calculated based on the underlying purchase price of products purchased from our 3P business or 1P sales. The remorse protection program aims to cover a portion of the buyer’s risk when its customers seek compensation or discounts on certain items for non-product quality reasons and when actual losses are incurred. The program seeks to compensate the buyers for a portion of these actual losses for up to 60 days from the shipment of the product. We require evidence of actual loss to the products prior to any compensation. The fee we charge is based on our historical experience, buyers’ acceptance and the loss that we are willing to accept versus the benefits of the program. This is a service that is unavailable on most other platforms for bulky items, on which buyers must handle the logistics of product returns themselves or be subject to consumer remorse risks without any recourse. While the remorse protection program represents a small portion of our business operations thus far, it is an attractive service offering to our buyers who face product return risks.

Overall Economic Trends

The overall economic environment and related changes in customer behavior have a significant impact on our business. Customer spending on our products and services is primarily discretionary, and therefore positive economic conditions generally drive stronger business performance.

Despite the overall economic downturn due to the COVID-19 pandemic, our business operations have benefited from the increased demand in large parcel merchandise as more people stay at home. Furthermore, even though ecommerce penetration in large parcel merchandise has lagged behind smaller packaged goods such as electronics and apparel, large parcel merchandise such as home furniture have experienced accelerated migration online in 2020, according to Frost and Sullivan. This trend is expected to continue, increasing the demand for our marketplace and logistics solutions.

The implementation of U.S. tariffs on Chinese imports has had an impact on our cost of revenues, product demand and sourcing strategies. Furthermore, travel restrictions relating to COVID-19 have substantially reduced global air freight capacities and led to shortages in global ocean freight capacities, pushing global freight rates to reach a record level in 2021. The increases in global freight rates have increased our cost of revenues in 2021, as well as presently in 2022. We have entered into a number of contracts with third-party transportation service providers to mitigate the impact against any further increase in ocean freight costs in the short term. In the U.S., in 2022, as well as presently, we have experienced inflationary pressures across various parts of our business and operations, including but not limited to rising costs across our supply chain. Other macroeconomic factors that can affect customer spending patterns include employment rates, availability of customer credit, interest rates, tax rates and energy costs.

Our Ability to Broaden Service Offerings

Our results of operations are also affected by our ability to introduce new service offerings. We have a history of expanding our service offering to enhance our customer experience and to increase revenues. We started our business by primarily selling our own self-procured large parcel merchandise directly to end customers. We expanded our service offerings and launched our GigaCloud Marketplace in 2019, which quickly grew to represent 66.2%, 69.2% and 76.0% of our total revenues in 2020, 2021 and 2022, respectively. We continue to evaluate opportunities to launch additional services. In 2021, we launched a remorse protection program that covers a portion of the buyer’s risk when its customers seek compensation or discount on certain items for non-product quality reasons and when actual losses are incurred for up to 60 days, which is an attractive service offering to our buyers. As SKUs in our marketplace grows, we are also looking to roll out paid advertising tools that promote products based on search results. Additionally, we are leveraging our data analytics capabilities to develop new tools for users to improve their marketplace experience.

Our Ability to Effectively Invest in our Infrastructure and Technology Platform

Our results of operations depend in part on our ability to invest in our infrastructure and technology platform to cost-effectively meet the demands of our anticipated growth. As of December 31, 2022, our global logistics network included 21 warehouses with an aggregate gross floor area of over four million square feet in four countries. Additionally, we maintain partnerships with several major shipping, trucking and freight service providers.

Our ability to improve our operational efficiency depends on our ability to invest in our technology infrastructure and platform, including our virtual warehousing solution and AI technology. We successfully improved our warehouse management solutions over the past year.

Seasonality

We believe that sales of home furniture and other large parcel items are subject to modest seasonality. We expect the last quarter of the year to be the most active.

Our GigaCloud Marketplace GMV is usually the largest in the fourth quarter on a quarterly basis and we experienced increased year-over-year sales volume in the first, second and third quarters. It is uncertain whether this is an indicator of industry trends going forward.

Key Components of Results of Operations

Revenues

We generate service revenue from our GigaCloud 3P business, and product revenue from our GigaCloud 1P and off-platform ecommerce businesses. Service revenue from GigaCloud 3P, including revenues from platform services, warehouse services, last mile delivery services, ocean transportation services and others, is generated by facilitating transactions between sellers and buyers in our GigaCloud Marketplace. Product revenue from GigaCloud 1P is generated through the product sales of our inventory through our GigaCloud Marketplace, and product revenue from off-platform ecommerce is generated from product sales of our inventory to and through third-party ecommerce websites. The following table sets forth the breakdown of our revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	($ in thousands, except for percentages)
Revenues
Service revenue
Platform services	3,888	1.4	4,814	1.2	6,872	1.4
Warehouse services	3,310	1.2	10,498	2.5	16,242	3.3
Last mile delivery services	26,294	9.5	33,693	8.1	62,745	12.8
Ocean transportation services	12,537	4.6	36,257	8.8	37,957	7.7
Others	14,101	5.1	13,070	3.2	16,812	3.4

Subtotal	60,130	21.8	98,332	23.7	140,628	28.7

Product revenue
GigaCloud 1P	122,102	44.4	188,266	45.5	231,682	47.3
Off-platform ecommerce	93,246	33.8	127,599	30.8	117,761	24.0

Subtotal	215,348	78.2	315,865	76.3	349,443	71.3

Total	275,478	100.0	414,197	100.0	490,071	100.0

Service Revenue—GigaCloud 3P

We derive service revenues primarily through the various 3P activities of sellers and buyers in the GigaCloud Marketplace, including revenues from platform services, warehouse services, last mile delivery services, ocean transportation services and others. When a seller and buyer enter into a transaction in GigaCloud Marketplace, we generate revenues from platform services by earning a percentage commission depending on the transaction value. The standard commission ranges between 1% and 5%. Additionally, we charge the sellers a flat, per day warehouse fee for storage of inventory in our warehouses, which varies by the size of the products. We charge buyers a flat fee for last-mile delivery services for delivery of products to end customers directly from our warehouses, which varies by the weight and destination of the products. We charge a fulfillment fee for other freight services such as delivery of products via ocean transportation.

From time to time in 2020, 2021 and 2022, when we had excess fulfillment capacity, we also provided third-party logistics services to customers to help fulfill their large parcel transportation needs in the U.S. by leveraging our extensive logistics network. As we continue to grow our GigaCloud Marketplace, we expect to dedicate our logistics capacity to customers using our marketplace and to products sold on our own marketplace, and will opportunistically provide third-party logistics services when there is excess capacity within our network.

Product Revenue—GigaCloud 1P

We derive product revenues from the sales of products through selling our own inventory on our marketplace. This 1P business creates more products for buyers, gives us insights into seller needs, provides us with proprietary data and increases the velocity of sales in our marketplace.

Product Revenue—Off-platform Ecommerce

We derive product revenues primarily from the sales of our own inventory through two sales models, which are (i) product sales made to third-party ecommerce websites, or Product Sales to B, such as Wayfair and Walmart; and (ii) product sales to individual customers through third-party ecommerce websites, or Product Sales to C, such as Rakuten and Amazon, where end customers can visit our online stores and purchase directly from us. Regarding Product Sales to B, as expenses charged by these websites are not in exchange for a distinct good or service, the payments to these websites are not recognized as expenses but as recorded net of revenues. With respect to Product Sales to C, expenses incurred for product sales made through these websites are recorded as selling and marketing expenses.

Cost of Revenues

Our cost of revenues primarily consists of cost of services and cost of product sales. The following table sets forth the breakdown of our cost of revenues, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	($ in thousands, except for percentages)
Cost of revenues
Services	37,147	13.5	84,723	20.5	120,102	24.5
Product sales	163,215	59.2	239,877	57.9	286,855	58.5

Total	200,362	72.7	324,600	78.4	406,957	83.0

Cost of Services

Cost of services primarily consists of the shipping and handling costs, a portion of warehouse rental expenses, and the costs associated with the operation of the GigaCloud Marketplace, primarily including IT staff costs and expenses incurred for the maintenance of IT infrastructure.

Cost of Product Sales

Cost of product sales primarily consists of the purchase price of merchandise (which included shipping and handling costs for self-owned merchandise), warehouse rental expenses excluding the portion allocated to cost of services, packaging fees and personnel-related costs including any staff costs related to selling our own 1P products through GigaCloud Marketplace. The purchase price of merchandise includes the shipping and handling costs to procure our merchandise, which have increased since 2020 as travel restrictions induced by COVID-19 have substantially reduced global air freight capacities and led to shortages in global ocean freight capacities, pushing global freight rates to reach a record level in 2021. In the U.S., in 2022, as well as presently, we have experienced inflationary pressures across various parts of our business and operations, including but not limited to rising costs across our supply chain.

Gross Profit and Margin

The table below sets forth a breakdown of our gross profit and gross profit margin for each of the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	($ in thousands, except for percentages)
Gross Profit	75,116	89,597	83,114
Gross margin (%)	27.3%	21.6%	17.0%

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth the breakdown of our operating expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	($ in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	22,215	8.1	25,728	6.2	24,038	4.9
General and administrative expenses	8,717	3.2	24,516	5.9	22,627	4.6
Research and development expenses	—	—	—	—	1,426	0.3

Total operating expenses	30,932	11.3	50,244	12.1	48,091	9.8

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of payroll, employee benefits and related expenses for personnel engaged in selling and marketing activities, platform commission, advertising and promotion expenses, traveling and others. The following table sets forth the breakdown of our selling and marketing expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	($ in thousands, except for percentages)
Selling and marketing expenses
Staff cost	10,686	3.9	12,242	3.0	12,144	2.5
Platform commission	7,789	2.8	10,978	2.7	9,595	2.0
Advertising and promotion expenses	1,075	0.4	1,851	0.4	1,530	0.3
Traveling	510	0.2	167	0.0	201	0.0
Others	2,155	0.8	490	0.1	568	0.1

Total selling and marketing expenses	22,215	8.1	25,728	6.2	24,038	4.9

General and Administrative Expenses

Our general and administrative expenses primarily consist of payroll, employee benefits, share-based compensation and related costs for employees involved in general corporate functions, professional service fees, expenses associated with the use of facilities and equipment by these employees, such as property insurance, rental and depreciation expenses, and other general corporate expenses. The following table sets forth the breakdown of our general and administrative expenses, both in absolute amount and as a percentage of our total revenues, for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	($ in thousands, except for percentages)
General and administrative expenses
Staff cost	3,528	1.3	15,676	3.8	15,040	3.1
Professional service	1,708	0.6	4,911	1.2	3,034	0.6
Office supplies and utility	1,345	0.5	1,187	0.3	1,131	0.2
Rental	322	0.1	1,104	0.3	715	0.1
Others	1,814	0.7	1,638	0.3	2,707	0.6

Total general and administrative expenses	8,717	3.2	24,516	5.9	22,627	4.6

Research and Development Expenses

Our research and development expenses primarily consist of expenses related to system wide technological upgrades on GigaCloud Marketplace to support our company’s growth.

Interest Expense

Our interest expense primarily consists of our financial lease interest expense for warehouses and facilities in the U.S.

Interest Income

Our interest income primarily consists of interest income from bank deposits and providing cash advances to sellers on our GigaCloud Marketplace.

Foreign Currency Exchange Gains, Net

Our foreign exchange gains represent the gains due to depreciation of the U.S. dollar against Japanese Yen, the Euro and the British Pound.

Government Grants

Our income from government grants primarily consists of industry related government subsidies.

Income Tax Expense

Our income tax expense primarily consists of current tax expense, deferred income tax expense and uncertain tax position, primarily related to uncertainty of our subsidiaries and any consolidated VIEs in mainland China with regard to the tax impact of transfer pricing adjustments.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, our subsidiary in Hong Kong S.A.R. is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. The first HK$2 million of assessable profits earned by a company will be taxed at 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by our Hong Kong S.A.R. subsidiary to us are not subject to withholding tax in Hong Kong S.A.R.

The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced income) Bill 2022, or the new FSIE regime, has been enacted in Hong Kong on December 14, 2022 and will have effect from January 1, 2023 onwards. This is to address the European Union’s inclusion of Hong Kong in the “grey list” in concern of any risk of double non-taxation arising from the tax exemption of offshore passive income for companies in Hong Kong without substantial economic substance. From January 1, 2023, offshore passive income (including interest income, dividend income or gain on disposal of equity interest (where applicable)), that is received or deemed to be received in Hong Kong (i.e., identical to the “received” concept in Singapore), would need to meet additional requirements, including, amongst others, the economic substance requirements (i.e. similar to offshore jurisdictions like Cayman Islands, British Virgin Islands, etc.) in order to continue to be entitled to the offshore income tax exemption in Hong Kong. We will monitor the regulatory developments and continue to evaluate the impact on our financial statements, if any.

Mainland China

Under the PRC Enterprise Income Tax Law, domestic companies are subject to enterprise income tax at a uniform rate of 25%. Our PRC Subsidiaries are subject to the statutory income tax rate at 25%, unless a preferential enterprise income tax rate is otherwise stipulated.

On December 24, 2019, our wholly-owned subsidiary, GigaCloud Technology (Suzhou) Co., Ltd. (formerly known as Oriental Standard Network Technology (Suzhou) Co., Ltd.), obtained a certificate from related authorities of local government for “Advanced Technology Service Enterprise”, or ATSE, qualification. This certificate entitled GigaCloud Technology (Suzhou) Co., Ltd. to enjoy a preferential income tax rate of 15% for a period of three years from 2019 to 2021 if all the criteria for ATSE status could be satisfied in the relevant years. On December 27, 2022, GigaCloud Technology (Suzhou) Co., Ltd. obtained another certificate of ATSE, which entitled GigaCloud Technology (Suzhou) Co., Ltd. to enjoy a preferential income tax rate of 15% for a period of three years from 2022 to 2024 if all the criteria for ATSE status could be satisfied in the relevant years.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with a “de facto management body” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the PRC Enterprise Income Tax Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise occur within mainland China. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that the legal entities organized outside the PRC should be treated as residents for the purposes of the PRC Enterprise Income Tax Law. If the PRC tax authorities subsequently determine that our company and our subsidiaries registered outside the PRC are deemed resident enterprises, our company and our subsidiaries registered outside mainland China will be subject to the PRC income tax at a rate of 25%.

Dividends paid to non-PRC resident corporate investors from profits earned by our PRC Subsidiaries after January 1, 2008 would be subject to a withholding tax. The PRC Enterprise Income Tax Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC resident enterprise to its non-PRC resident corporate investors for earnings generated beginning on January 1, 2008. As of December 31, 2021 and 2022, there were no retained earnings from the legal entity level of all of our PRC Subsidiaries. Thus, we have not provided for deferred tax liabilities on undistributed earnings for our PRC Subsidiaries.

U.S. Federal Income Taxation

Our U.S. subsidiaries are subject to U.S. federal income taxes and state income taxes. In accordance with U.S. tax legislation enacted in December 2017, the federal income tax rate for corporations changed to 21% beginning in 2018, while state income tax rates generally remained the same as in previous years. The U.S. tax rules also provide for enhanced accelerated depreciation deductions by allowing the election of full expensing of qualified property, primarily equipment, through 2022.

Dividends received from U.S. corporation are U.S. source and would be subject to 30% withholding tax, unless reduced by a tax treaty or agreement.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of our total revenues, for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2020		2021		2022
	$	%	$	%	$	%
	($ in thousands, except for percentages)
Revenues
Service revenue	60,130	21.8	98,332	23.7	140,628	28.7
Product revenue	215,348	78.2	315,865	76.3	349,443	71.3

Total revenues	275,478	100.0	414,197	100.0	490,071	100.0
Cost of revenues
Services	(37,147)	(13.5)	(84,723)	(20.5)	(120,102)	(24.5)
Product sales	(163,215)	(59.2)	(239,877)	(57.9)	(286,855)	(58.5)

Total cost of revenues	(200,362)	(72.7)	(324,600)	(78.4)	(406,957)	(83.0)

Gross profit	75,116	27.3	89,597	21.6	83,114	17.0
Operating expenses
Selling and marketing expenses	(22,215)	(8.1)	(25,728)	(6.2)	(24,038)	(4.9)
General and administrative expenses	(8,717)	(3.2)	(24,516)	(5.9)	(22,627)	(4.6)
Research and development expenses	—	—	—	—	(1,426)	(0.3)

Total operating expenses	(30,932)	(11.3)	(50,244)	(12.1)	(48,091)	(9.8)

Operating income	44,184	16.0	39,353	9.5	35,023	7.2

Interest expense	(46)	(0.0)	(309)	(0.1)	(568)	(0.1)
Interest income	58	0.0	537	0.1	472	0.1
Foreign currency exchange gains (losses), net	1,023	0.4	(2,012)	(0.5)	(4,854)	(1.0)
Government grants	—	—	—	—	1,085	0.2
Others, net	56	0.0	156	0.1	6	0.0

Income before income taxes	45,275	16.4	37,725	9.1	31,164	6.4
Income tax expense	(7,820)	(2.8)	(8,468)	(2.0)	(7,192)	(1.5)

Net income	37,455	13.6	29,257	7.1	23,972	4.9

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues, which consist of service revenue generated from GigaCloud 3P and product revenue generated from GigaCloud 1P and off-platform ecommerce sales, increased by 18.3% from $414.2 million in 2021 to $490.1 million in 2022. This increase was primarily due to an increase in service revenue from GigaCloud 3P and product revenue from GigaCloud 1P, and partially offset by a decrease in product revenue from off-platform ecommerce.

•

Service Revenue from GigaCloud 3P. Our service revenues increased by 43.0% from $98.3 million in 2021 to $140.6 million in 2022. The increase was attributable to (i) increase in last mile delivery services by 86.2% from $33.7 million in 2021 to $62.7 million in 2022 due to increases in the provision of third-party logistics services to certain existing and new customers and (ii) increase in sales generated from warehouse services by 54.7% from $10.5 million in 2021 to $16.2 million in 2022 due to increase in the number of warehouses from 19 in 2021 to 21 in 2022.

•

Product Revenue from GigaCloud 1P. Our product revenues from GigaCloud 1P increased by 23.1% from $188.3 million in 2021 to $231.7 million in 2022. The increase was primarily due to an increase in the number of active buyers from 3,566 in 2021 to 4,156 in 2022 and better selection of products catering to buyers’ preference leading to an increase in spend per active buyer from $116,150 in 2021 to $124,692 in 2022.

•

Product Revenue from Off-platform Ecommerce. Our product revenues from off-platform ecommerce decreased by 7.7% from $127.6 million in 2021 to $117.8 million in 2022. The decrease was primarily due to an overall decrease in sales on certain third-party off-platform ecommerce as consumer demand slowed down on such third-party off-platform ecommerce over the full year of 2022.

Cost of Revenues

Our cost of revenues increased by 25.4% from 324.6 million in 2021 to $407.0 million in 2022, primarily attributable to the overall increase in our revenue, as well as an increases in product cost, delivery cost and warehouse cost.

•

Our cost of services increased by 41.8% from 84.7 million in 2021 to $120.1 million in 2022, primarily due to (i) increase in last mile delivery cost by 89.1% from $30.4 million in 2021 to $57.5 million in 2022 due to an increase in the deliveries of merchandise that we handle from and to sellers and buyers in our marketplace, and (ii) increases in rental costs of the portion allocated to our 3P business by 77.9% from $8.5 million in 2021 to $15.2 million in 2022 as we increased the number of warehouses from 19 in 2021 to 21 in 2022.

•

Our cost of product sales increased by 19.6% from $239.9 million in 2021 to $286.9 million in 2022, primarily due to (i) increase in product costs by 22.8% from $179.0 million in 2021 to $219.7 million in 2022 as we increased the products we procured to sell on GigaCloud Marketplace and (ii) increase in rental costs of warehouses that were allocated to 1P products.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit decreased by 7.2% from $89.6 million in 2021 to $83.1 million in 2022. Our gross margin decreased from 21.6% in 2021 to 17.0% in 2022, primarily due to the fact that the cost of revenue increased at a faster pace than revenue, as shipping and handling costs, particularly ocean freight costs, increased significantly compared to the previous period.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 6.6% from $25.7 million in 2021 to $24.0 million in 2022, which was mainly due to (i) a decrease in platform service fees we paid to certain third-party ecommerce websites from $11.0 million in 2021 to $9.6 million in 2022, (ii) a decrease in staff cost, including shared-based compensation expenses, related to selling and marketing personnel from $12.2 million in 2021 to $12.1 million in 2022, as well as (iii) a decrease in advertising and promotion expense on certain third-party ecommerce websites from $1.9 million in 2021 to $1.5 million in 2022.

General and Administrative Expenses

Our general and administrative expenses decreased by 7.7% from $24.5 million in 2021 to $22.6 million in 2022, which was mainly due to (i) decrease in professional service expense from $4.9 million in 2021 to $3.0 million in 2022 and (ii) decrease in staff costs, including share-based compensation expenses, related to general and administration personnel from $15.7 million in 2021 to $15.0 million in 2022.

Research and Development Expenses

Research and development expenses were $1.4 million in 2022, while we did not have research and development expenses in 2021. The expenses were primarily due to system wide technological upgrades on GigaCloud Marketplace to support our growth.

Interest Expense

We had interest expenses of $309 thousand in 2021 and $568 thousand in 2022. The increase was primarily attributable to increases in charges due to the increase in our financial lease interest expense for warehouses in the U.S.

Interest Income

We had interest income of $537 thousand in 2021 and $472 thousand in 2022. The decrease was primarily attributable to a decrease in interests collected from accounts receivables overdue.

Foreign Currency Exchange Gains / (Losses), Net

We had foreign currency exchange losses, net of $2.0 million in 2021 and $4.9 million in 2022, primarily attributable to appreciation of the U.S. dollar against the British Pound, Euro and the Japanese Yen.

Government Grant

We had government grant of nil in 2021 and $1.1 million in 2022, primarily attributable to industry related government subsidies that were received in 2022.

Income Tax Expense

We had income tax expense of $8.5 million in 2021 and $7.2 million in 2022. The decrease was primarily attributable to a decrease in our income before income taxes from $37.7 million in 2021 to $31.2 million in 2022.

Net Income

As a result of the foregoing, our net income was $29.3 million in 2021 and $24.0 million in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues, which consisted of service revenue generated from GigaCloud 3P and product revenue generated from GigaCloud 1P and off-platform ecommerce sales, increased by 50.4% from $275.5 million in 2020 to $414.2 million in 2021. This increase was primarily due to the continued increase in market demand for large parcel merchandise, leading to increases in the number of sellers who listed merchandise and the number of buyers who procured large parcel merchandise in our GigaCloud Marketplace.

•

Service Revenue from GigaCloud 3P. Our service revenues increased by 63.5% from $60.1 million in 2020 to $98.3 million in 2021. The increase was attributable to (i) an increase in revenues from platform services due to an increase in transactions in our marketplace that was driven by the increase in the number of active 3P sellers by 81.9% from 210 in 2020 to 382 in 2021 and the increase in the number of active buyers by 111.1% from 1,689 in 2020 to 3,566 in 2021; and (ii) an increase in revenues from warehouse services as we increased the number of warehouses from 17 in 2020 to 21 in 2021 to provide more warehousing services as the market demand for warehouse services and delivery for large parcels continued to increase. There was also an increase in revenues from ocean transportation service as ocean freight rates increased in 2021.

•

Product Revenue from GigaCloud 1P. Our product revenues from GigaCloud 1P increased by 54.2% from $122.1 million in 2020 to $188.3 million in 2021. This increase was attributable to an increase in the overall market demand for online home furniture, which continued to drive the increase in sales per active buyer, and an increase in the number of our SKUs.

•

Product Revenue from Off-platform Ecommerce. Our product revenues from off-platform ecommerce increased by 36.8% from $93.3 million in 2020 to $127.6 million in 2021. The increase was attributable to an increase in the demand for home furniture and an increase in the unit price on third-party ecommerce websites as we sell specialty items with a higher unit price.

Cost of Revenues

Our cost of revenues increased by 62.0% from $200.4 million in 2020 to $324.6 million in 2021, which was in line with the overall increase in our revenue.

Our cost of services increased by 128.1% from $37.1 million in 2020 to $84.7 million in 2021, primarily due to increases in shipping and handling costs as third-party shipping costs, particularly ocean freight costs, continued to increase globally, an increase in the deliveries of merchandise that we handle from and to sellers and buyers in our marketplace, and increases in rental costs of the portion allocated to our 3P business as we increased the number of warehouses from 17 in 2020 to 21 in 2021.

Our cost of product sales increased by 47.0% from $163.2 million in 2020 to $239.9 million in 2021, primarily due to the increase in products we procured to sell on GigaCloud Marketplace and off-platform ecommerce websites in our 1P business and increases in shipping and handling costs, particularly ocean freight costs, and rental costs of warehouses that were allocated to 1P products.

Gross Profit and Gross Margin

As a result of the foregoing, our gross profit increased by 19.3% from $75.1 million in 2020 to $89.6 million in 2021, primarily due to the growth in our GigaCloud GMV and 1P sales. Our gross margin decreased from 27.3% in 2020 to 21.6% in 2021, primarily due to the fact that cost of services increased at a faster pace than service revenues as ocean freight shipping costs increased in 2021.

Selling and Marketing Expenses

Our selling and marketing expenses increased by 15.8% from $22.2 million in 2020 to $25.7 million in 2021, which was mainly due to increases in (i) staff costs from $10.7 million in 2020 to $12.2 million in 2021, primarily attributable to an increase in headcount in sales and marketing staff from 210 as of December 31, 2020 to 273 as of December 31, 2021, and an increase in average monthly salary in sales and marketing staff; and (ii) platform commission from $7.8 million in 2020 to $11.0 million in 2021, primarily attributable to increases in product sales to individuals on third-party ecommerce websites.

General and Administrative Expenses

Our general and administrative expenses increased by 181.2% from $8.7 million in 2020 to $24.5 million in 2021, which was mainly due to (i) an increase in staff costs from $3.5 million in 2020 to $15.7 million in 2021, primarily attributable to an increase in headcount in general and administrative staff from 77 as of December 31, 2020 to 90 as of December 31, 2021, and an increase in average monthly salary in general and administrative staff; (ii) an increase in professional service fees from $1.7 million in 2020 to $4.9 million in 2021, primarily attributable to tax and accounting consulting services incurred during the period; and (iii) an increase in rental costs as we increased our number of warehouses.

Interest Expenses

We had interest expenses of $46 thousand and $309 thousand in 2020 and 2021, respectively. The increase was primarily attributable to increases in charges due to the increase in our financial lease interest expense for warehouses in the U.S.

Interest Income

We had interest income of $58 thousand and $537 thousand in 2020 and 2021, respectively. The increase was primarily attributable to an increase in interest income from providing cash advances to more sellers in 2021 pursuant to our supply chain financing program.

Foreign Currency Exchange Gains / (Losses), Net

We had foreign currency exchange losses, net of $2.0 million in 2021, compared to foreign currency exchange gains, net of $1.0 million in 2020. The change was primarily due to depreciation of the U.S. dollar against the Euro and the Japanese Yen.

Income Tax Expense

We had income tax expense of $7.8 million and $8.5 million in 2020 and 2021, respectively. The increase was primarily attributable to an increase in taxable profit due to our business growth.

Net Income

As a result of the foregoing, our net income was $37.5 million and $29.3 million in 2020 and 2021, respectively.

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use Adjusted EBITDA, which is net income excluding interest, income taxes and depreciation, further adjusted to exclude share-based compensation expenses, a non-GAAP financial measure, to understand and evaluate our core operating performance. Non-GAAP financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. The table below sets forth a reconciliation of Adjusted EBITDA from net income for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	($ in thousands)
Net income	37,455	29,257	23,972
Add: Income tax expense	7,820	8,468	7,192
Add: Interest expense	46	309	568
Less: Interest income	(58)	(537)	(472)
Add: Depreciation and amortization	227	775	1,386
Add: Share-based compensation expense	—	9,681	9,196

Adjusted EBITDA	45,490	47,953	41,842

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operating and investing activities mainly through cash generated from our business. As of December 31, 2022, we had $143.5 million in cash and $1.5 million in restricted cash.

In July 2022, we entered into a two-year credit facility agreement with Wells Fargo Bank, National Association, under which we are able to borrow up to $50 million during the term of the facility. The credit facility also requires us to comply with various customary covenants and other restrictions. As of the date of this annual report, we have not made any draw down from this credit facility.

We believe our cash on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity-linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated VIEs, we only have access to the assets or earnings of our consolidated VIEs through our contractual arrangements with our consolidated VIEs and their shareholders (as applicable). See “Item 4. Information of the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC Subsidiaries only through loans or capital contributions, subject to relevant approval, filing and/or reporting with respect to government authorities and limits on the amount of capital contributions and loans. This may delay us from making loans or capital contributions to our PRC Subsidiaries, if any. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	($ in thousands)
Summary Consolidated Statement of Cash Flow Data:
Net cash provided by operating activities	33,284	8,556	49,656
Net cash used in investing activities	(647)	(1,825)	(709)
Net cash provided by (used in) financing activities	23,272	(2,956)	31,887
Effect of foreign currency exchange rate changes on cash and restricted cash	735	(2,110)	380
Net increase in cash and restricted cash	56,644	1,665	81,214
Cash and restricted cash at the beginning of the year	5,553	62,197	63,862
Cash and restricted cash at the end of the year	62,197	63,862	145,076

Operating Activities

Net cash provided by operating activities in 2022 was $49.7 million, as compared to net cash provided by operation activities of $8.6 million in 2021. This was attributable to net income of $24.0 million in 2022, compared to net income of $29.3 million in 2021. Net income was adjusted primarily by (i) $9.2 million share-based compensation in relation to employee benefits to our employees and non-employee service providers recognized in 2022 and $6.4 million of other adjustment due to lease expense to reduce right-of-use assets. Net income was further adjusted by the changes in working capital, which primarily consisted of (i) an increase of $14.4 million in accrued expenses and other current liabilities due to increases in refundable deposits on GigaCloud Marketplace and other payables, (ii) an increase in accounts receivable of $9.2 million due to increase in sales, and (iii) an increase in accounts payable of $6.6 million due to increase in our costs to procure inventories.

Net cash provided by operating activities in 2021 was $8.6 million. This was attributable to net income of $29.3 million, adjusted primarily by (i) $9.7 million of share-based compensation in relation to share options granted to our employees and non-employee service providers which was only recognized in 2021, and (ii) $2.0 million of unrealized foreign currency exchange losses due to appreciation of the U.S. dollar against the Euro and the Japanese Yen, and (iii) $1.3 million of inventory write-down due to certain slow-moving merchandise and damaged goods as we increased our own inventory which also led to increased write-down; and the changes in working capital, which primarily consisted of (i) an increase of $47.1 million in inventories, due to a significant increase in our own inventory for our 1P sales as consumer demand continued to increase in 2021, as well as an increase in shipping costs to procure our inventories, particularly ocean freight costs, (ii) an increase of $6.3 million in accounts payable as our sales increased, driven by the increased numbers of sellers and buyers in our GigaCloud Marketplace, and (iii) a decrease of $5.9 million in accounts receivable as we had better collection in 2021.

Net cash provided by operating activities in 2020 was $33.3 million. This was attributable to net income of $37.5 million, adjusted primarily by $1.0 million of unrealized foreign currency exchange gain; and the changes in working capital, which primarily consisted of an increase of $12.0 million in accrued expenses and other current liabilities as our employee numbers and staff costs increased from 2019 to 2020, partially offset by (i) an increase of $13.9 million in inventories as we increased our own inventory for our 1P sales as consumer demand increased significantly in 2020 due to COVID-19, (ii) an increase of $10.1 million in accounts receivables as our business scale increased and user base grew in our marketplace, resulting in more product sales and service revenues, and (iii) an increase of $5.2 million in prepayments and other current assets as we increased the advances paid to suppliers for increased procurement of products as consumer demand increased in 2020.

Investing Activities

Net cash used in investing activities in 2022 was $709 thousand of cash paid for purchase of property and equipment, as compared to net cash used in investing activities of $1.8 million of cash paid for purchase of property and equipment in 2021.

Net cash used in investing activities in 2021 was $1.8 million, primarily consisting of cash paid for purchase of property and equipment.

Net cash used in investing activities in 2020 was $0.6 million, primarily consisting of cash paid for purchase of property and equipment of $0.7 million.

Financing Activities

Net cash provided by financing activities in 2022 was $31.9 million, primarily attributable to (i) proceeds from initial public offering, net of IPO costs of $34.2 million, (ii) proceeds from prepaid consideration of restricted shares of $1.6 million for employee benefits that we paid in 2022, (ii) cash paid for capital lease obligations of $3.6 million.

Net cash used in financing activities in 2021 was $3.0 million, primarily attributable to cash paid for capital lease obligations of $2.5 million and repayment of bank loans of $0.4 million by our subsidiaries in Japan and the U.K.

Net cash provided by financing activities in 2020 was $23.3 million, primarily attributable to (i) proceeds from issuance of preferred shares of $25.0 million and (ii) proceeds from borrowings of $1.2 million, partially offset by the repurchase of vested share-based awards of $2.4 million.

Capital Expenditures

Our capital expenditures consist primarily of purchase of property and equipment. Our capital expenditures were $0.7 million, $1.8 million and $0.5 million in 2020, 2021 and 2022, respectively. We intend to fund our future capital expenditures with our existing cash balance, short-term investments and anticipated cash flows from operations. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Total	Less than 1 Year	1 – 3 Years	More than 3 Years

	($ in thousands)
Lease commitment(1)
Operating leases	150,703	29,441	78,876	42,386
Finance leases	4,066	3,172	894	—

	154,769	32,613	79,770	42,386

Long term borrowings	207	207	—	—

Total	154,976	32,820	79,770	42,386

(1)	Lease commitment consists of the commitments under the lease agreements for our warehouses and storage shelves.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2022.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. We and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as of December 31, 2022. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that has been identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) the design and implementation of our internal controls over timely review of manual journal entries and accounting reconciliations due to the absence of formalized accounting policies and procedures, as well as qualified personnel to perform relevant controls.

We are in the process of implementing a number of measures to address the material weaknesses identified, including: (1) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (2) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP and SEC rules and regulations, (3) establishing clear roles and responsibilities to develop and implement formal comprehensive financial period-end closing policies and procedures to ensure all transactions are properly recorded and disclosed, and (4) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares—We have identified two material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to maintain proper and effective internal control over financial reporting, our ability to produce accurate and timely consolidated financial statements could be impaired, investors may lose confidence in our financial reporting and the trading price of our Class A ordinary shares may decline.”

As a company with less than $1.235 billion in revenues for the fiscal year ended December 31, 2022, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares—We are an emerging growth company, and the reduced disclosure requirements applicable to emerging growth companies may make our Class A ordinary shares less attractive to investors.”

Holding Company Structure

Our company, GigaCloud Technology Inc, is a holding company incorporated in the Cayman Islands with no material operations of its own and is not a direct Chinese or Hong Kong operating company. We conduct our operations primarily through our principal subsidiaries and principal consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and consolidated controlled affiliates. If our subsidiaries or consolidated VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries and consolidated VIEs in certain of our markets may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, whether in the form of dividends, loans or advances, unless certain requirements are met or regulatory approvals are obtained. In addition, our subsidiaries and consolidated VIEs may be restricted in their ability to pay dividends or distributions or make other transfers to us as a result of the laws of their respective jurisdictions of organization and agreements of our subsidiaries and consolidated VIEs. See “Item 8. Financial Information—A. Consolidated Statement and Other Financial Information—Dividend Policy.” Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

C.	Research and Development, Patents and Licenses, etc.

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

We believe that the following accounting policies reflect the significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, investors should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Share-based Compensation

We apply ASC 718 to account for our share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award.

Share-based awards in the form of share options, restricted shares and ordinary shares are equity-classified awards and measured at the grant date fair value of the awards. Compensation expenses are recognized using the straight-line basis over the requisite service period, if and when we consider that it is probable that the performance condition will be achieved. When no future services are required to be performed in exchange for an award, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date.

Share-based awards in the form of restricted share units are liability-classified awards, as the awards are share-settleable for a fixed monetary amount. We recognize compensation cost for an award with only service condition that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date value of such award that is vested at that date.

We elect to recognize the effect of forfeitures in compensation cost when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. “Not probable-to-probable” modification, which refers to the modification of the award that is not expected to vest under the original vest condition at the date of the modification, the compensation cost should be recognized equal to the modified award’s fair value at the date of the modification. “Probable-to-Probable” modification, which refers to the modification that does not change the expectation that the awards will ultimately vest, the cumulative amount of compensation cost that should be recognized is the original grant date fair value of the award plus any incremental fair value resulting from the modification. Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified.

The fair values of the share options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	For the Year Ended December 31,
Grant dates:	2020	2021	2022
Risk-free rate of return	0.67%	1.46%	1.80%
Volatility	45.23%	44.17%	43.60%
Expected dividend yield	0.00%	0.00%	0.00%
Exercise multiple	2.20/2.80	2.20/2.80	2.20/2.80
Fair value of underlying ordinary share	$2.35	$6.15	$7.50
Expected terms	10 years	10 years	10 years

The expected volatility is estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our options. The risk-free interest rate is estimated based on the yield to maturity of U.S. Treasury bonds denominated in U.S. dollars for a term consistent with the expected term of our options in effect at the option valuation date. Expected dividend yield is zero, as we do not anticipate any dividend payments in the foreseeable future. The expected exercise multiple is estimated as the average ratio of the stock price to the exercise price of when employees decide to voluntarily exercise their vested options. Expected term is the contract life of the option.

Total compensation expenses recognized for share-based awards for the years ended December 2020, 2021 and 2022 were $ nil, $9.7 million and $8.9 million, respectively.

Leases

In February 2016, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or the ASU, No. 2016-02, Leases (Topic 842), or the ASU 2016-02 or ASC 842, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The FASB subsequently issued amendments to clarify the implementation guidance. As an emerging growth company, we adopted these standards on January 1, 2022, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2022, and we have not recast the comparative periods presented in the condensed consolidated financial statements. Additionally, we elected the package of practical expedients that allowed it not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases.

We categorize leases at their inception as either operating or finance leases. Lease agreements mainly cover office space and warehouses. Most of these leases are operating leases; however, certain warehouse storage shelves from a third-party lessor are leased under finance leases. Leased assets pursuant to operating leases are included in operating lease right-of-use assets, while leased assets pursuant to finance leases are included in property and equipment, net. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. We use a secured incremental borrowing rate as the discount rate for present value of lease payments when the rate implicit in the contract is not readily determinable. Leases that have a term of twelve months or less upon commencement date are considered short-term in nature. Accordingly, short-term leases are not included on the consolidated balance sheets and are expensed on a straight-line basis over the lease term, which commences on the date we have the right to control the property.

The adoption of ASC 842 does not have impact to our retained earnings as of January 1, 2022.

Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the first-in, first out method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. We take ownership, risks and rewards of the products purchased. Write downs are recorded in “cost of revenues” in our consolidated statements of comprehensive income.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Recent accounting pronouncements” to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Larry Lei Wu	51	Founder, chairman, director and chief executive officer
Xin Wan	44	Director and chief technology officer
Frank Lin	58	Director
Kainan Qian	43	Director
Zhiwu Chen	60	Independent Director
Binghe Guo	49	Independent Director
Thomas Liu	58	Independent Director
Kwok Hei David Lau	38	Chief financial officer
Iman Schrock	38	President

Larry Lei Wu is our founder and has served as our director, chairman and chief executive officer since our inception in 2006. Prior to founding our company, among others, Mr. Wu served as the general manager of a vocational education and online education company, New Oriental Education & Technology Group Inc. (NYSE: EDU and SEHK: 9901), from 2002 to 2006. Mr. Wu received his MBA degree from Yale University in 2002 and his bachelor’s degree in mechanical manufacturing from Beijing Union University in 1994.

Xin Wan has served as our director since November 2020 and as our chief technology officer since 2014. Prior to joining us, Mr. Wan served as the vice president of the education business unit of Aspire Company of China Mobile from 2010 to 2014 and as channel operation center manager and director in Oriental Standard (Beijing) Talent Service Co., Ltd. from 2007 to 2010. Mr. Wan received his master’s degree in software engineering in 2007 and his bachelor’s degree in software engineering in 2004 from Tsinghua University, and his bachelor’s degree in chemical engineering and English from Dalian University of Technology in 2002.

Frank Lin has served as our director since November 2006. Mr. Lin is a general partner of DCM, a technology venture capital firm and one of our principal shareholders. Prior to joining DCM in 2006, Mr. Lin was the chief operating officer of SINA Corporation (Nasdaq: SINA). He co-founded SINA’s predecessor, SinaNet, in 1995 and later helped guide SINA through its listing on Nasdaq. Mr. Lin had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of numerous DCM portfolio companies, including Quantasing Group Limited (Nasdaq: OSG) and Kuaishou Technology (HKSE: 1024). Mr. Lin received his MBA degree from Stanford University in 1993 and his bachelor’s degree in engineering from Dartmouth College in 1988.

Kainan Qian has served as our director since February 2023. Mr. Qian has over 20 years of experience in logistics and warehouse management. Since 2018, Mr. Qian served as logistics director of JD Logistics, Inc. Mr. Qian received his bachelor’s degree in marketing from Shanghai University of Finance and Economics in 2001.

Zhiwu Chen has served as our independent director since August 2022. He is an independent director at Noah Holdings (NYSE: NOAH) since December 2013 and an independent director at Bairong Inc. (HKSE: 6608) since March 2021. Professor Chen has been a faculty member at the University of Hong Kong since 2016 and currently serves as director of the Asia Global Institute and Victor and William Fung Professor in Economics at the University of Hong Kong. Professor Chen was formerly a professor of finance at Yale University from 1999 to 2017. Professor Chen was on the board of directors at PetroChina Company Limited (HKSE: 857, SHSE: 601857, NYSE: PTR) from May 2011 to June 2017, Bank of Communications (SHSE: 601328) from November 2010 to August 2018, and IDG Energy Investment Ltd (HKSE: 650) from July 2015 to October 2018. Professor Chen received his PhD in financial economics from Yale University in 1990, his master’s degree in computer science from Changsha Institute of Technology in 1986 and his bachelor’s degree in computer science from Central-South University in 1983.

Binghe Guo has served as our independent director since August 2022. Mr. Guo served as our director from April 2017 to February 2022. Mr. Guo is currently the vice chairman, a member of the strategy and investment committee and the authorized representative of Red Star Macalline Group Corporation Ltd. (HKSE: 1528 and SSE: 601828), parent of one of our principal shareholders, and serves on its board of directors. In Red Star Macalline Group Corporation Ltd., Mr. Guo is primarily responsible for its capital market, legal compliance, corporate governance, internal control, investor relations and information disclosure, in addition to fund management and intellectual property investment. Prior to joining Red Star Macalline Group Corporation Ltd. in 2007, Mr. Guo worked in Skyone Securities Co., Ltd. from March 2004 to October 2005 and Shenyin & Wanguo Securities Co., Ltd. from July 2001 to March 2004. Mr. Guo received his master’s degree in economics from Fudan University in 2001 and his executive MBA degree from Cheung Kong Graduate School of Business in 2013.

Thomas Liu has served as our independent director since August 2022. Since August 2020, Mr. Liu has served as president of Prologis, Greater China Region, with full responsibilities for operations, business development, capital deployment, venture capital investment, and mergers and acquisitions. From 2014 to 2020, Mr. Liu was the head of Wanda Capital, overseeing capital deployment, strategic acquisition, fund raising and risk management for Dalian Wanda Group, a cross-industry multinational conglomerate. Prior to Wanda Capital, Mr. Liu took leadership roles at Honeywell Greater China, Lear Corporation, China and Johnson Controls in the U.S. Mr. Liu received his executive MBA degree, with a focus in finance and investment, from Cheung Kong Graduate School of Business in China in 2013, his master of science degree in systems design engineering from University of Waterloo in 1992 and his bachelor of science degree in manufacturing systems engineering from Kettering University in 1989.

Kwok Hei David Lau has served as our chief financial officer since May 2022. Mr. Lau has been an investment banker for more than 12 years with experience in M&A and IPO transactions in U.S. and China. Prior to joining us, Mr. Lau served as the director of Wells Fargo Securities Asia Limited from August 2013 to May 2022. Mr. Lau received his bachelor’s degree in commerce from University of Toronto in 2008 and his master’s degree in economics in 2010 from The University of Hong Kong. Mr. Lau acquired a financial risk manager certification issued by the Global Association of Risk Professionals in the U.S. in 2009.

Iman Schrock has served as our president since July 2022. Mr. Schrock has over 17 years of experience in the home furnishings industry as vice president of sales and marketing. Prior to joining us, Mr. Schrock served as vice president of Sales from August 2007 to July 2022. Mr. Schrock received his bachelor’s degree in information technology from American University in 2006, his MBA in 2007 from University of Wollongong and a PhD in organizational psychology from University of Phoenix in 2017.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of $0.8 million in cash to our executive officers and we paid an aggregate of $75,000 cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC Subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary to his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.

Our Hong Kong subsidiary is required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary subject to a cap of HK$1,500 per month per employee.

For share incentive awards granted to our executive officers, see “—Share Incentive Plans.”

Share Incentive Plans

In 2008 and 2017, our shareholders and board of directors approved and adopted the 2008 Plan and the 2017 Plan, respectively, to promote our success and shareholder value by attracting, motivating and retaining selected employees and other eligible participants through the awards. As of March 31, 2023, the aggregated maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2008 Plan and the 2017 Plan is 9,694,671. As of March 31, 2023, we granted an aggregate of 6,446,116 awards, including 55,333 restricted share units, 220,898 restricted shares and options to purchase 6,169,885 Class A ordinary shares, under the 2008 Plan and 2017 Plan, among which 6,721 restricted share units and options to purchase 1,056 Class A ordinary shares are outstanding, excluding awards that were forfeited, repurchased, cancelled, lapsed, settled or otherwise expired after the relevant grant dates.

2008 Plan

The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2008 Plan is 2,513,743 Class A ordinary shares. As of March 31, 2023, awards to purchase 2,116,598 Class A ordinary shares under the 2008 Plan were granted, excluding awards that were forfeited, repurchased, cancelled, lapsed, settled or otherwise expired after the relevant grant dates. As of March 31, 2023, these awards granted under the 2008 Plan were all exercised. The 2008 Plan was terminated upon the tenth anniversary and no grants of awards under the 2008 Plan were made after the termination.

The following paragraphs summarize the principal terms of the 2008 Plan.

Type of Awards. The 2008 Plan permits the grant of options. The plan administrator is authorized to award any type of arrangement.

Eligibility. The 2008 Plan provides for the grant of awards to, among others, employees, officers, directors of our company or affiliates, or consultants, advisers or independent contractors currently providing services to our company or affiliates.

Administration. Subject to the terms of the 2008 Plan, the 2008 Plan will be administered by our board of directors, any committee or any delegate of our board of directors, or our executive officer delegated by the board of directors.

Award Agreements. Awards granted under the 2008 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award.

Vesting Schedule and Price. In general, the plan administrator is authorized to determine the vesting schedule and the price, which are specified in the relevant award agreement. The plan administrator will have sole discretion in approving and amending the terms and conditions of awards.

Compliance with Law. An award may not be exercised nor may any shares be issued thereunder unless the exercise or issuance complies with all applicable laws.

Transferability. An award may not be transferred, except as provided in the 2008 Plan, such as transfers by will or by laws of descent or distribution, or as provided in the relevant award agreement or otherwise determined by the plan administrator.

Changes to Capitalization. In the event of share splits, share dividend or other distribution payable in capital shares, combinations of shares, exchange of shares, re-classification of shares, recapitalization, reverse split, similar transaction affecting the shares or specified changes in our capital structure not involving the receipt of consideration by us, the 2008 Plan provides for the proportional adjustment of the number and class of shares reserved under the 2008 Plan and the number, class and price of shares, if applicable, of all outstanding awards.

Corporate Transaction or Change in Control Transactions. Except as provided otherwise in the award agreement, in the event of a change in control, as defined in the 2008 Plan, the awards may be assumed or substituted. For the portion not assumed or substituted in the corporate transaction, or in the event of a change in control, such portion of the award shall be automatically fully vested and immediately exercisable immediately prior to the effective date of such corporate transaction or the change of control, as the case may be. Effective upon the consummation of a corporate transaction, all outstanding awards under the 2008 Plan shall terminate, provided, however, that all such awards shall not terminate to the extent they are assumed or substituted in connection with the corporate transaction. Except as provided otherwise in an award agreement and subject to the applicable laws, in the event of a corporate transaction or a change in control, the plan administrator may provide for other mechanisms, such as (i) termination and payment of any awards in cash or securities, or (ii) allowing any participant the right to exercise any outstanding awards during a specified period of time determined by the plan administrator.

Amendment, Suspension and Termination. The 2008 Plan has a term of ten years and will automatically terminate upon the 10th anniversary, unless terminated earlier in accordance with the 2008 Plan. Our board of directors may amend, suspend or terminate the 2008 Plan. An amendment to the 2008 Plan shall be contingent on the approval of our shareholders only to the extent required by applicable law, regulations or rules. No amendment, suspension, or termination of the 2008 Plan shall, without the consent of the participants, alter or impair rights or obligations under any grant theretofore awarded under the 2008 Plan.

2017 Plan

Our shareholders and board of directors approved and adopted the 2017 Plan in March 2017. The maximum aggregate number of ordinary shares which may be issued or otherwise distributed pursuant to all awards under the 2017 Plan is 6,367,238 Class A ordinary shares; and subject to an annual increase on the first day of each fiscal year beginning January 1, 2023 and ending on and including January 1, 2027, by an amount equal to the lesser of (i) 5% of the aggregate number of our shares outstanding on the final day of the immediately preceding fiscal year and (ii) such smaller number of shares as determined by our board of directors. On March 15, 2023, our board of directors approved increasing the maximum aggregate number of ordinary shares which may be issued or otherwise distributed pursuant to all awards under the 2017 Plan by 813,690 Class A ordinary shares. As of March 31, 2023, the maximum aggregate number of ordinary shares which may be issued or otherwise distributed pursuant to all awards under the 2017 Plan was 7,180,928 Class A ordinary shares. In addition, as of March 31, 2023, awards to purchase 4,329,518 ordinary shares under the 2017 Plan were granted. As of March 31, 2023, an aggregate of 6,721 restricted share units granted to our independent director between November 2022 and February 2023 with nominal exercise prices under the 2017 Plan remained outstanding. In addition, as of March 31, 2023, options to purchase an aggregate of 1,056 ordinary shares (excluding awards that were forfeited, repurchased, cancelled, lapsed, settled or otherwise expired after the relevant grant dates) granted to an employee (who is not our director or executive officer) in February 2022 under the 2017 Plan with a nominal exercise price remained outstanding. The date of expiration is ten years from the date of grant.

The following paragraphs summarize the principal terms of the 2017 Plan.

Type of Awards. The 2017 Plan permits the grant of options, share appreciation rights, dividend equivalent rights, restricted shares, restricted share units or other awards under the 2017 Plan. The plan administrator is authorized to award any type of arrangement.

Eligibility. The 2017 Plan provides for the grant of awards to, among others, employees, directors or consultants of our company, or of our related entities, such as our subsidiaries or consolidated VIEs.

Administration. Subject to the terms of the 2017 Plan, the 2017 Plan will be administered by our board of directors, the committee appointed by our board of directors, including the compensation committee, or any delegate of our board of directors or the compensation committee.

Award Agreements. Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include, among other things, the term of the award, vesting schedule, repurchase provisions, form of payment, the provisions applicable in the event that the participant’s employment or service terminates, the provisions applicable in the event of corporate transactions and changes in control and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Vesting Schedule and Price. In general, the plan administrator is authorized to determine and has the right to adjust the vesting schedule, which is specified in the relevant award agreement. The plan administrator is authorized to determine the exercise or purchase price for an award, subject to certain conditions set forth in the 2017 Plan. The plan administrator will have sole discretion in approving and amending the terms and conditions of awards including, among others, exercise or purchase prices, the number of shares granted, vesting and exercise schedules and acceleration provisions, as applicable, which are stated in the award agreement.

Compliance with Law. An award may not be exercised nor may any shares be issued thereunder unless the exercise or issuance complies with all applicable laws.

Transferability. An award may not be transferred, except as provided in the 2017 Plan, such as transfers by will or by laws of descent or distribution, or as provided in the relevant award agreement or otherwise determined by the plan administrator.

Changes to Capitalization. In the event of certain non-reciprocal transactions between us and our shareholders, such as a share dividend, share sub-division, spin-off or recapitalization, the plan administrator may adjust the number and type of securities subject to each outstanding award and/or the awards’ exercise price or grant price (if applicable), grant new awards to the participants and make a cash payment to the participants.

Corporate Transaction or Change in Control Transactions. In the event of a corporate transaction or change of control, subject to further conditions set forth in the 2017 Plan, the plan administrator may take actions to prevent dilution, facilitate such transaction or event or give effect to such changes in applicable laws or applicable accounting standards. The awards may be (i) cancelled in exchange for either an amount of cash or other property or any combination, (ii) vested or exercised, as applicable, (iii) assumed or substituted, (iv) adjusted in the number, type of shares, grant price, exercise price and/or other terms and conditions, (v) replaced with other rights or property selected by the plan administrator, and (vi) terminated without being vested or exercised but becoming payable after the applicable event. If a change in control occurs and the participant’s awards are not continued, converted, assumed or replaced with a substantially similar award and provided that such participant is still our employee, director or consultant, such awards shall become fully vested, exercisable and/or payable, as applicable, and all forfeiture, repurchase and other restrictions on such awards shall lapse, in which case, such awards shall be canceled upon the consummation of the change in control in exchange for the right to receive the change in control consideration payable to other holders. In the event of any pending share dividend, share sub-division, consolidation or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of our company’s assets to shareholders, or any other extraordinary transaction or change affecting our shares, including any Equity Restructuring (as defined in the 2017 Plan) or any securities offering or other similar transaction, for administrative convenience, the plan administrator may refuse to permit the exercise of any award for up to 60 days before or after such transaction.

Amendment, Suspension and Termination. The 2017 Plan has a term of ten years and will automatically terminate in July 2032, unless terminated earlier in accordance with its terms. Our board of directors or our compensation committee may amend, suspend or terminate the 2017 Plan. However, unless otherwise determined by the plan administrator in good faith, no suspension or termination of the 2017 Plan shall materially and adversely affect any rights under awards already granted to a participant without the affected participant’s consent.

Equity Incentive Trusts

In 2021, we established Dongsi Tou Tiao Trust and Dongsi Er Tiao Trust, which we collectively refer to as the Equity Incentive Trusts, under their respective trust deeds, each dated July 13, 2021, between us and Futu Trustee Limited, or Futu Trustee, as trustee of each of the Equity Incentive Trusts. Dongsi Tou Tiao Trust and Dongsi Er Tiao Trust controls and manages the British Virgin Islands incorporated entities, Dongsi Tou Tiao Limited and Dongsi Er Tiao Limited, respectively, which we collectively refer to as the Trust Holdcos. From time to time, we may issue our ordinary shares to the Trust Holdcos upon any exercise of options, restricted share units and/or vesting of restricted shares we granted under the 2008 Plan and 2017 Plan to certain participants under the 2008 Plan and 2017 Plan, including certain of our employees, executive officers and directors and/or their affiliates. The Trust Holdcos are to hold such shares for and on behalf of these participants and/or their affiliates, who are the beneficiaries of the Equity Incentive Trusts. As of March 31, 2023, each of the Trust Holdcos beneficially owned less than 5% of our ordinary shares issued and outstanding.

Each of the trust deeds provides that Futu Trustee shall not exercise the voting rights attached to such shares held by the Equity Incentive Trusts, or the investment and dispositive power, unless otherwise directed by the corresponding advisory committees of each of the Equity Incentive Trusts. As of the date of this annual report, the members of the advisory committee of each of the Equity Incentive Trusts are the non-affiliate employees of our company. The Equity Incentive Trusts are treated as our consolidated VIEs under U.S. GAAP.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as a conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon a 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. An executive officer may terminate his or her employment at any time with a 60-day prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of our company or affiliates or of our customers, suppliers and business partners. The executive officers have also agreed to disclose in confidence to us all inventions, designs, copyrights, trade secrets and any other intellectual property which they conceive, develop or reduce to practice during the executive officer’s employment with us, to assign all right, title and interest in such intellectual property to us, and to assist us in obtaining and enforcing patent, copyright and other legal rights for such inventions, designs, trade secrets and intellectual property. In addition, each of our executive officers has agreed to be bound by non-competition and non-solicitation restrictions set forth in their employment agreements with us.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

C.	Board Practice

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested, provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. If he or she does so, his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and issue debentures, denenture stock, bonds and other securities, whether outright or collateral as security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us or any of our subsidiaries that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Zhiwu Chen, Binghe Guo and Thomas Liu. Zhiwu Chen is the chairman of our audit committee. We have determined that Zhiwu Chen, Binghe Guo and Thomas Liu satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements. Our board of directors has also determined that Zhiwu Chen qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Listing Rules.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	meeting separately and periodically with management and our independent registered public accounting firm;

•	reporting regularly to the full board of directors; and

•	performing such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Binghe Guo, Zhiwu Chen and Thomas Liu. Binghe Guo is the chairman of our compensation committee. We have determined that Binghe Guo, Zhiwu Chen and Thomas Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation of our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Binghe Guo, Zhiwu Chen and Thomas Liu. Binghe Guo is the chairperson of our nominating and corporate governance committee. We have determined that Binghe Guo, Zhiwu Chen and Thomas Liu satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

The nominating and corporate governance committee assists the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

•	making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Duties of Directors

Under Cayman Islands law, our directors owe us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of her or his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our register of members.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic and regulatory risk exposure, including monitoring our company’s compliance with cybersecurity and data protection rules and regulations, approving our company’s budget after considering various risks such as risks associated with supply chain, suppliers and key service providers, if any. Our board receives periodic reporting from our chief executive officer on cybersecurity and any other business operational risks.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, our memorandum and articles of association, as amended and restated from time to time, or the Nasdaq Stock Market Listing Rules Company Manual, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter. See “Item 6. Directors, Senior Management and Employees—C. Board Practice—Board of Directors.”

Terms of Directors and Officers

Each of our directors is not subject to a term of office and hold office until such time as he or she resigns or is removed from office by ordinary resolution of our shareholders, subject further to the provisions in our seventh amended and restated memorandum and articles of association. Our directors may be elected by our board of directors, or by an ordinary resolution of our shareholders, subject further to the provisions in our seventh amended and restated memorandum and articles of association.

A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns his or her office by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his or her office be vacated; or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association, as amended and restated from time to time. There is no mandatory retirement age for directors. None of our directors has a service contract with us or any of our subsidiaries that provides for benefits upon termination of service.

Pursuant to our seventh amended and restated memorandum and articles of association, our officers will be appointed or removed by and at the discretion of our board of directors.

Board Diversity

The following board diversity matrix sets forth the information concerning the gender and demographic background of our board of directors, as self-identified by its members, in accordance with Nasdaq Stock Market listing rules.

Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	7

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	0	7	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	7
LGBTQ+	NA
Did Not Disclose Demographic Background	0

In this section,

•	“Diverse” means an individual who self-identifies in one or more of the following categories: Female, Underrepresented Minority, or LGBTQ+;

•	“Female” means an individual who self-identifies her gender as a woman, without regard to the individual’s designated sex at birth;

•

“Underrepresented Minority” means an individual who self-identifies as one or more of the following: Black or African American, Hispanic or Latinx, Asian, Native American or Alaska Native, Native Hawaiian or Pacific Islander, or Two or More Races or Ethnicities;

•	“LGBTQ+” means an individual who self-identifies as any of the following: lesbian, gay, bisexual, transgender, or as a member of the queer community; and

•

“Two or More Races or Ethnicities” means a person who identifies with more than one of the following categories: White (not of Hispanic or Latinx origin), Black or African American, Hispanic or Latinx, Asian, Native American or Alaska Native, Native Hawaiian or Pacific Islander.

As of the date of this annual report, we have not satisfied Nasdaq’s requirement under Rule 5605(f)(2) to have at least two members of our board of directors who are Diverse, including (i) at least one Diverse director who self-identifies as Female; and (ii) at least one Diverse director who self-identifies as an Underrepresented Minority or LGBTQ+ because we are relying on the phase-in period as set forth in Rule 5605(f)(5) and we plan to have at least one Diverse director by one year from the date of our initial public listing.

D.	Employees

As of December 31, 2020, 2021 and 2022, we had 764, 680 and 764 full-time equivalent employees, respectively. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good. The following table shows a breakdown of our employees by department/function and by geographic location as of December 31, 2022:

Department/Function	Employees
General and Administrative	103
Information Technology	186
Sales and Marketing	341
Operations	88
Customer Service	46

Total	764

Geographic Location	Employees
China	605
U.S.	73
Japan	26
U.K.	14
Vietnam	35
Germany	8
Total	764

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis, as of March 31, 2023, for:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5% or more of our total issued and outstanding ordinary shares.

We have adopted a dual-class ordinary share structure. The calculations in the table below are based on 40,743,158 ordinary shares issued and outstanding, comprised of 31,416,426 Class A ordinary shares (which had excluded an aggregate of 309,857 Class A ordinary shares issued and reserved for future allocation upon exercise or vesting of awards granted under our share incentive plans) and 9,326,732 Class B ordinary shares as of March 31, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of the date of this annual report, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned**
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as-converted basis	Percentage of Beneficial Ownership	Percentage of Total Voting Power***
Directors and Executive Officers**
Larry Lei Wu(1)	—	9,326,732	9,326,732	22.9	74.8
Xin Wan(2)	1,097,540	—	1,097,540	2.7	0.9
Frank Lin(3)	7,806,886	—	7,806,886	19.2	6.3
Kainan Qian	—	—	—	—	—
Zhiwu Chen	*	—	*	*	*
Binghe Guo	*	—	*	*	*
Thomas Liu	*	—	*	*	*
Kwok Hei David Lau	*	—	*	*	*
Iman Schrock	—	—	—	—	—
All directors and executive officers as a group	8,958,011	9,326,732	18,284,743	44.9	82.0
Principal Shareholders:
Larry Lei Wu(1)	—	9,326,732	9,326,732	22.9	74.8
DCM entities(4)	7,806,886	—	7,806,886	19.2	6.3
JD entity(5)	4,211,333	—	4,211,333	10.3	3.4
Hua Yuan International Limited(6)	3,566,272	—	3,566,272	8.8	2.9
Hong Kong Red Star Macalline Universal Home Furnishings Limited(7)	2,943,786	—	2,943,786	7.2	2.4
FireDragon Holdings Inc.(8)	2,046,984	—	2,046,984	5.02	1.6

*	Less than 1% of our total outstanding shares.
*

Except as indicated otherwise below, the business address of our directors and executive officers is Unit A, 12/F, Shun Ho Tower, 24-30 Ice House Street, Central, Hong Kong. The business address of Frank Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, 1# Changan Ave, Dong Cheng District, Beijing, China. The business address of Kainan Qian is 10/F, No. 2 Building No. 18, Kechuang 11 Street, Yizhuang BDA, Beijing, China. The business address of Zhiwu Chen is Asia Global Institute, Room 326-348, 3/F., Main Building, The University of Hong Kong, Pokfulam, Hong Kong. The business address of Binghe Guo is 7th Floor, North Building, Block B, Lane 1466, Shenchang Road, Minhang District, Shanghai, China. The business address of Thomas Liu is 29F, Tower 3, Jing An Kerry Centre, 1228 Middle Yan’an Road, Shanghai, China.

**

Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

***

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares beneficially owned by such person or group with respect to the voting power of all of our issued and outstanding Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents (i) 154,880 Class B ordinary shares held by TALENT BOOM GROUP LIMITED, a company incorporated in the British Virgin Islands and controlled by Mr. Wu and (ii) 9,171,852 Class B ordinary shares held by Ji Xiang Hu Tong Holdings Limited, a company incorporated in the British Virgin Islands, according to Schedule 13G filed by Mr. Wu with the SEC on February 9, 2023. The sole shareholder of Ji Xiang Hu Tong Holdings Limited is a limited liability company incorporated in Delaware, U.S., controlled by Mr. Wu as its sole member and sole manager. Mr. Wu may be deemed to be the beneficial owner of the shares held by TALENT BOOM GROUP LIMITED and Ji Xiang Hu Tong Holdings Limited. The registered address of TALENT BOOM GROUP LIMITED and Ji Xiang Hu Tong Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents 1,097,540 Class B ordinary shares held through Dongsi Tou Tiao Limited, a company incorporated in the British Virgin Islands. Dongsi Tou Tiao Limited is controlled and managed by Dongsi Tou Tiao Trust, a trust established under a trust deed dated July 13, 2021 between us and Futu Trustee as trustee. The trust’s beneficiaries are certain of our directors and executive officers, including Mr. Wan, who are the participants of our 2008 Plan and 2017 Plan. The trust deed provides that the trustee shall not exercise the voting rights attached to our shares held by Dongsi Tou Tiao Limited, or the investment and dispositive power, unless otherwise directed by the advisory committee of the trust. As of March 31, 2023 and the date of this annual report, the sole member of the advisory committee of Dongsi Tou Tiao Trust is our human resources manager, who is not our director, executive officer or affiliate. Dongsi Tou Tiao Trust is therefore treated as our consolidated VIE under U.S. GAAP. For details of Dongsi Tou Tiao Limited and Dongsi Tou Tiao Trust, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—Equity Incentive Trusts.” Each of Mr. Wan and the advisory committee member disclaims the beneficial ownership of our shares held by Dongsi Tou Tiao Limited, except to the extent of any pecuniary interest therein. The registered address of Dongsi Tou Tiao Limited is at the offices of Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(3)	Represents the ordinary shares held by certain entities affiliated with DCM. See note (4) below.

(4)

Represents (i) 6,817,221 Class A ordinary shares held by DCM IV, L.P., a Cayman Islands exempted limited partnership (“DCM IV”), (ii) 173,365 Class A ordinary shares held by DCM Affiliates Fund IV, L.P., a Cayman Islands exempted limited partnership (“DCM Affiliates IV”), (iii) 760,528 Class A ordinary shares held by DCM IX, L.P. (“DCM IX”) and (iv) 55,772 Class A ordinary shares held by DCM Affiliates Fund IX, L.P. (“DCM Affiliates IX”), according to Schedule 13D filed by these DCM entities with the SEC on August 29, 2022. DCM Investment Management IV, L.P. (“DCM IV DGP”), the general partner of each of DCM IV and DCM Affiliates IV, and DCM International IV, Ltd., the general partner of DCM IV DGP (“DCM IV UGP”), may each be deemed to have sole voting and dispositive power over the shares held by DCM IV and DCM Affiliates IV. DCM Investment Management IX, L.P. (“DCM IX DGP”), the general partner of each of DCM IX and DCM Affiliates IX, and DCM International IX, Ltd., the general partner of DCM IX DGP (“DCM IX UGP”), may each be deemed to have sole voting and dispositive power over the shares held by DCM IX and DCM Affiliates IX. Frank Lin and Matthew C. Bonner are the directors of DCM IV UGP and DCM IX UGP and may be deemed to share voting and dispositive power over the shares held by DCM IV, DCM Affiliates IV, DCM IX and DCM Affiliates IX. Each of the foregoing persons disclaims beneficial ownership of shares held by DCM IV, DCM Affiliates IV, DCM IX and DCM Affiliates IX, except to the extent of any pecuniary interest therein. The business address of DCM IV, DCM Affiliates IV, DCM IX and DCM Affiliates IX is 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025.

(5)

Represents an aggregate of 4,211,333 Class A ordinary shares held by Honeysuckle Creek Limited, a company incorporated in the British Virgin Islands, according to Schedule 13G filed by JD.com, Inc. with the SEC on February 13, 2023. Honeysuckle Creek Limited is wholly owned by JD.com Investment Limited, which is a wholly-owned subsidiary of JD.com, Inc., a company incorporated in the Cayman Islands and listed on the Nasdaq Global Select Market (Nasdaq: JD) and the Main Board of the Hong Kong Stock Exchange (HKSE: 9618). The registered address of Honeysuckle Creek Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(6)

Represents an aggregate of 3,566,272 Class A ordinary shares held by Hua Yuan International Limited, a company incorporated in Hong Kong, according to Schedule 13G filed by Hua Yuan International Limited with the SEC on February 13, 2023. Hua Yuan International Limited is wholly owned by China-Singapore Suzhou Industrial Park Ventures Co., Ltd, which is wholly owned by Suzhou Oriza Holdings Corporation Limited. Suzhou Oriza Holdings Corporation Limited is controlled by Suzhou Industrial Park Economic Development Co., Ltd., which is a PRC state-owned enterprise. Mr. Chengwei Liu is the sole director of Hua Yuan International Limited and has the voting and investment power over Hua Yuan International Limited. Mr. Chengwei Liu disclaims the beneficial ownership of the shares held by Hua Yuan International Limited, except to the extent of any pecuniary interest therein. The registered address of Hua Yuan International Limited is Room 8201, 82/F, International Commerce Centre, 1 Austin Road, West KL, Hong Kong. The business address of Mr. Chengwei Liu is Block 19, Sandlake VC/PE Community, 183 Suhong Dong Rd., Suzhou Industrial Park, Jiangsu, China.

(7)

Represents an aggregate of 2,943,786 Class A ordinary shares held by Hong Kong Red Star Macalline Universal Home Furnishings Limited, or Hong Kong Red Star Macalline, a company incorporated in Hong Kong, according to Schedule 13G filed by Hong Kong Red Star Macalline with the SEC on January 19, 2023. Hong Kong Red Star Macalline is wholly owned by Red Star Macalline Group Corporation Limited, a company established in China and a public company listed in Hong Kong (HKSE: 1528) and Shanghai (SSE: 601828). The controlling shareholder of Red Star Macalline Group Corporation Limited is Mr. Jianxing Che who may be deemed to be the beneficial owner of the shares held by Hong Kong Red Star Macalline. The registered address of Hong Kong Red Star Macalline Universal Home Furnishings Limited is 31/F Tower Two Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The business address of Mr. Jianxing Che is c/o Red Star Macalline Group Corporation Limited, No. 2/5, Lane 1466, Shenchang road, Minhang District, Shanghai, China.

(8)

Represents an aggregate of 2,046,984 Class A ordinary shares held by FireDragon Holdings Inc., a company incorporated in the British Virgin Islands, wholly owned by Lianya Pan, one of our founders, according to Schedule 13G filed by Mr. Pan with the SEC on February 8, 2023. Mr. Pan may be deemed to be the beneficial owner of the shares held by FireDragon Holdings Inc. The registered address of FireDragon Holdings Inc. is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

As of March 31, 2023, we had 24,812,101 ordinary shares held by record holders in the U.S. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

N/A.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Consolidated VIEs and their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our Consolidated VIEs and their Shareholders.”

Transactions with Certain Directors and Officers

In December 2019, we borrowed a loan from Mr. Larry Lei Wu, our founder, chairman, director and chief executive officer, for approximately $89,000 in relation to working capital and business benefits, which was fully repaid in January 2020.

On October 15, 2020, Mr. Larry Lei Wu entered into an arrangement with us, whereby 389,486 vested share options were repurchased by us with the price at $6.25 per share with total consideration of $2.4 million. The repurchases did not trigger the consideration of classification of the share options from equity to liability, as the repurchase was within the sole control of us.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Arrangements with Certain Shareholders

Shareholders Agreement

We entered into our fifth amended and restated shareholders agreement on February 28, 2021, or the shareholders agreement, with certain of our shareholders, which consist of our pre-IPO holders of ordinary shares and preferred shares. The shareholders agreement provides for certain shareholders’ rights, including, among others, information rights, preemptive rights, right of first refusal, co-sale rights and drag-along rights, and contains provisions governing our board of directors and other corporate governance matters. The rights and obligations of each shareholder under the shareholders agreement automatically terminated upon the completion of our initial public offering which was closed in August 2022.

Registration Rights Agreement

We entered into our fourth amended and restated registration rights agreement on February 28, 2021, or the registration rights agreement, with certain of our shareholders, which consist of our pre-IPO holders of ordinary shares and preferred shares. We have granted certain registration rights to certain of our shareholders. Set forth below is a description of the registration rights granted under the registration rights agreement.

Demand Registration Rights. At any time after the earlier of (i) the three years from February 28, 2021 or six months following the completion of our initial public offering, holders of at least 15% of the registrable securities then outstanding may, by written notice, request that we effect a registration of all or any portion of the registrable securities that the holders request to be registered and included in such registration.

However, we are not obligated to effect a demand registration (i) during the period beginning 30 days prior to the filing and ending on a date 90 days following the effective date of the registration statement in connection with our initial public offering, subject to certain conditions, (ii) if the filing of such a registration statement would require the disclosure of material non-public information about us, in which event no such registration statement need be filed until the earlier of the lapse of sixty (60) days from the issuance of the opinion of counsel or such time as the information is no longer required to be disclosed, is not material or non-public, or its disclosure would not have a material adverse effect on our business or financial condition, provided that we may not exercise this right more than once in any 12-month period, or (iii) unless the aggregate offering price of the securities requested to be sold pursuant to such registration is, in the good faith judgment of our board of directors, expected to be equal to or greater than $5,000,000.

In addition, no request of demand registration may be made within 180 days after the effective date of a registration statement filed by us covering a firm commitment underwritten public offering in which the holders of registrable securities shall have been entitled to join and in which there shall have been effectively registered all registrable securities as to which registration shall have been so requested.

We are not obligated to effect more than three demand registrations, subject to certain conditions.

Further, if the registrable securities are offered by means of an underwritten offering and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the number of such registrable securities may be reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded.

Registration on Form F-3. Holders of registrable securities then outstanding have the right to request that we effect registration statements on Form F-3. We, however, are not obligated to effect such registration unless, among other things, (i) a majority of the outstanding registrable securities are requested to be sold pursuant to such registration, or (ii) the aggregate offering price of the securities requested to be sold pursuant to such registration is, in the good faith judgment of our board of directors, expected to be equal to or greater than $2,000,000.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than those relating to any employee benefit plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the registrable securities are offered by means of an underwritten offering and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the number of such registrable securities may be reduced, subject to certain conditions, as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration.

Limitation on Subsequent Registration Rights. Except as provided in the shareholders agreement, we will not grant to any person the right to request us to register any ordinary shares, or any securities convertible or exchangeable into or exercisable for ordinary shares, (i) which are superior to or pari passu with the rights granted to the holders of our preferred shares, (ii) unless under the terms of such agreement such holder or prospective holder may include such ordinary shares in any registration only to the extent that the inclusions of such ordinary shares will not reduce the amount of the registrable securities of the holders of our preferred shares that are included; or (iii) that would cause us the right to include such ordinary shares, or any securities convertible or exchangeable into or exercisable for ordinary shares, in any registration on a basis more favorable to such holder or prospective holder than is provided to the holders of our preferred shares thereunder, in each case without the prior written consent of holders of at least seventy-five percent (75%) of the total issued and outstanding preferred shares.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or Form F-3 registration, except each holder that exercised its demand, Form F-3 or piggyback registration rights will bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers.

Termination of Obligations. We have no obligation to effect any demand, Form F-3 or piggyback registration on the fifth anniversary of the date of completion of our initial public offering.

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statement and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

From time to time we may be involved in claims that arise during the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we do not currently have any pending litigation to which we are a party or to which our property is subject that we believe to be material. Regardless of the outcome, litigation can be costly and time-consuming, as it can divert management’s attention from important business matters and initiatives, negatively impacting our overall operations. In addition, we may also find ourselves at greater risk to outside party claims as we increase our operations in jurisdictions where the laws with respect to the potential liability of online retailers are uncertain, unfavorable or unclear.

Dividend Policy

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars. All dividends and other distributions declared and payable on our ordinary shares may under the current laws and regulations of the Cayman Islands be paid to the registered holders of such ordinary shares, and where they are to be paid from the Cayman Islands are freely transferable out of the Cayman Islands and there are no restrictions under Cayman Islands law which would prevent our company from paying dividends to shareholders in U.S. dollars or any other currency.

We do not have any plan to declare or pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and future earnings to operate and expand our business.

GigaCloud Technology Inc is a holding company incorporated in the Cayman Islands and is not a direct Chinese or Hong Kong operating company. We rely principally on dividends distributed by our operating subsidiaries for our cash requirements, including distribution of dividends to our shareholders. Dividends distributed by our subsidiaries in certain jurisdictions, such as in China and Japan, are subject to local taxes.

In addition, our subsidiaries may be restricted in their ability to pay dividends or distributions, or make other transfers to us as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under indebtedness that we or they have incurred or may incur. For example, PRC regulations may restrict the ability of our PRC Subsidiaries to pay dividends to us, if any, and only allow a PRC company to pay dividends out of its accumulated distributable after-tax profits as determined in accordance with its articles of association and the PRC accounting standards and regulations. Our consolidated VIEs in the U.K. are only able to make distributions out of profits available for distribution, which are their accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less their accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. Our Japanese subsidiaries are permitted to distribute dividends only to the extent of the “distributable amount” stipulated in the Companies Act of Japan, or Japan Companies Act. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends paid to our foreign investors and gains on the sale of our Class A ordinary shares by our foreign investors may become subject to PRC tax,” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulatory Overview of the PRC—Regulations Relating to Dividend Distributions” and “Item 4. Information on the Company—B. Business Overview—Regulation Regulation—Regulatory Overview of the PRC—Laws and Regulations Relating to Taxation—Withholding Tax on Dividends.”

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since August 18, 2022 and traded under the symbol “GCT.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A ordinary shares have been listed on the Nasdaq Capital Market since August 18, 2022 and traded under the symbol “GCT.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act of the Cayman Islands and the common law of the Cayman Islands.

We incorporate by reference into this annual report our seventh amended and restated memorandum and articles of association, the form of which was included as Exhibit 3.2 to Amendment No. 1 to our registration statement on Form F-1 (File No. 333-266058) we filed with the SEC on July 22, 2022. Our shareholders adopted our seventh amended and restated memorandum and articles of association by a special resolution passed on July 5, 2022. Our seventh amended and restated memorandum and articles of association was effective on August 22, 2022.

As of the ending date of the period covered by this annual report and as of the date of this annual report, our authorized share capital is $3,000,000 divided into 60,000,000 ordinary shares of par value $0.05 each, comprising of (i) 50,673,268 Class A ordinary shares of par value $0.05 each and (ii) 9,326,732 Class B ordinary shares with a par value of $0.05 each.

The following are summaries of material provisions of our seventh amended and restated memorandum and articles of association, and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Under our seventh amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Ordinary Shares

General

All of our issued and outstanding ordinary shares, which consist of Class A ordinary shares and Class B ordinary shares, are fully paid and non-assessable. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold, transfer and vote their ordinary shares. The ordinary shares shall participate in our profits and assets.

Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Except for voting and conversion rights, the Class A ordinary shares and Class B ordinary shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions.

Dividends

Subject to the Companies Act, our directors may declare dividends in any currency to be paid to our shareholders. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Act. However, in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Holders of our ordinary shares will be entitled to such dividends as may be declared by our board of directors and participate pro rata in dividends, if declared.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate (as defined in our seventh amended and restated articles of association) of such holder, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary shares to any person or entity who is not an affiliate of the registered holder of such Class B ordinary shares, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Under an undertaking letter dated July 6, 2022, Mr. Larry Lei Wu, or the Founder, together with Ji Xiang Hu Tong Holdings Limited and TALENT BOOM GROUP LIMITED, or collectively, the Founder Holders, have undertaken to our company that: for a period of five years after the closing of our initial public offering, (i) without the prior written consent of our board of directors and at least a majority of the independent directors, the Founder Holders will not agree to, approve, support, vote (in favor of or against), or otherwise cause our company to agree to, enter into or consummate, a privatization transaction, unless the consideration per Class A ordinary share payable to shareholders of the Class A ordinary shares in connection with such privatization transaction is at least equal to the price per Class A ordinary share initially offered to the public in our initial public offering (subject to appropriate adjustment in the event of any share dividend, share subdivision, consolidation or other similar recapitalization with respect to the Class A ordinary shares), provided, for greater clarity, if the Founder is serving on the board, the Founder may vote in favor of, against, or abstain from voting on, a privatization transaction in the capacity of a director, and if such privatization transaction is approved by the board and at least a majority of the independent directors, the Founder Holders as shareholders may vote in favor of, against, or abstain from voting on, the privatization transaction; and (ii) upon the first to occur of: (a) the Founder being permanently unable to engage in the business affairs of our company as a result of incapacity solely due to his physical and/or mental condition (which, for the avoidance of doubt, does not include any confinement against his will) or (b) the Founder’s primary business occupation no longer being either a director or an employee of our company, the Founder Holders shall cause, at such time, such Class B ordinary shares held by the Founder Holders to be converted into an equal number of Class A ordinary shares in accordance with our amended and restated memorandum and articles of association.

In addition, for a period of five years after the closing of our initial public offering, each Founder Holder agrees, prior to effectuating an indirect or direct transfer of any Class B ordinary shares, to cause any such proposed transferee of the Class B ordinary shares to execute and deliver to our company a counterpart signature to the undertaking letter confirming that such transferee shall be bound by all of the terms and conditions of the undertaking letter as a Founder Holder. Each Founder Holder may enter into a bona fide transaction with any third-party pledgee that is not an affiliate of such Founder Holder with the Class B ordinary shares as collateral (whether through any pledge, charge, encumbrance or other lien) to secure obligations pursuant to lending or other arrangements between such third party and the Founder Holder without complying with the undertaking letter until the rights to such collateral are enforced to the extent the Class B ordinary shares are not converted to Class A ordinary shares.

A “privatization transaction” means any of the following: (a) a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Founder Holders or us and our wholly-owned subsidiaries, becomes the direct or indirect beneficial owner, of more than 50% of the voting power of our shares; (b) the consummation of (i) any recapitalization, reclassification or change of our Class A ordinary shares (other than changes resulting from a subdivision or consolidation) as a result of which our Class A ordinary shares would be converted into, or exchanged for, stock, other securities, other property or assets; (ii) any share exchange, consolidation or merger to which we are a party pursuant to which our Class A ordinary shares will be converted into cash, securities or other property or assets; or (iii) any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of our consolidated assets to any person or entity other than one of our wholly-owned subsidiaries; (c) our shareholders approve any plan or proposal for our liquidation or dissolution; or (d) our Class A ordinary shares cease to be listed or quoted on any of The New York Stock Exchange, The Nasdaq Global Select Market, The Nasdaq Global Market or The Nasdaq Capital Market (each, a “permitted exchange”), provided, that a transaction or transactions described in (a) or (b) above shall not constitute a privatization transaction if at least 90% of the consideration received or to be received by the holders of our Class A ordinary shares, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ statutory appraisal rights, in connection with such transaction or transactions consists of ordinary or common shares or other common equity that are listed or quoted on a permitted exchange or will be so listed or quoted when issued or exchanged in connection with such transaction or transactions.

Voting Rights

Each shareholder is entitled to one vote for each Class A ordinary share and ten votes for each Class B ordinary share, voting together as a single class, on all matters that require a shareholder’s vote. At any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any shareholder present in person or by proxy.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder on the record date for such meeting and all calls or installments due by such shareholder to us have been paid.

An ordinary resolution to be passed at a general meeting requires the affirmative vote of a simple majority of the votes cast, while a special resolution requires the affirmative vote of no less than two-thirds of votes attached to all issued and outstanding ordinary shares cast at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our seventh amended and restated memorandum and articles of association. A special resolution will be required for certain important matters.

Transfer Agent and Share Registrar

The transfer agent and share registrar for our Class A ordinary shares will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is +1 (781) 575-2464.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our seventh amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Shareholders’ meetings may be convened by a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, or, if a corporation or other non-natural person, by its duly authorized representative, representing not less than one-third of all votes attaching to all shares in issue and entitled to vote at the meeting, except that for variation of rights of shares, the necessary quorum shall be one or more persons holding or representing by proxy at least half of the issued shares of the relevant class.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our seventh amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than 10 percent of all votes attaching to the issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our seventh amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares

Subject to any applicable restrictions set forth in our seventh amended and restated articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form that our directors may approve.

Our directors may, in its absolute discretion, decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

Subject to any future shares which are issued with specific rights, (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the share capital at the commencement of the winding up, the excess shall be distributed among those shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the share capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to our seventh amended and restated memorandum and articles of association and to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of 80 percent of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without approval of at least two-thirds of the votes cast at a separate meeting of the holders of the shares in that class.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu or subordinate with such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Redemption of Shares, Repurchase and Surrender of Ordinary Shares

We are empowered by the Companies Act and our seventh amended and restated articles of association to purchase our own shares, subject to certain restrictions. We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors.

We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or are otherwise authorized by our seventh amended and restated articles of association.

Under the Companies Act, the redemption or repurchase of any share may be paid out of the company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares issued and outstanding, or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Issuance of Additional Shares

Our seventh amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our seventh amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions

Some provisions of our seventh amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that (i) authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders, and (ii) limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our seventh amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Alteration of Capital

We may from time to time by ordinary resolution in accordance with the Companies Act:

•	increase our capital by such sum, to be divided into shares of such classes and amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

•

cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

•

sub-divide our shares or any of them into shares of smaller amount than is fixed by our seventh amended and restated memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived.

We may, by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our seventh amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our seventh amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charge, and any special resolution passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•

the names and addresses of our members, a statement of the shares held by each member (including the amount paid or agreed to be considered as paid on the shares of each member, and confirmation of whether each relevant category of shares held by each member carries voting rights under the memorandum and articles of association of the company and if so, whether such voting rights are conditional);

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under the Companies Act, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. A member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified. The Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as those involving fraud, the establishment of an agency relationship or an illegal or improper purpose, or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent U.K. statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England.

In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) three-fourths in value of shareholders, or (b) a majority in number representing three-fourths in value of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissenting minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement are thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control our company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our seventh amended and restated memorandum and articles of association provide that each of our directors shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director, other than by reason of such director’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including any costs, expenses, losses or liabilities incurred by such director in defending (whether successfully or otherwise) any civil proceedings concerning our company or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we are entering into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our seventh amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company:

•	a duty to act in good faith in the best interests of the company,

•	a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so),

•	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and

•	a duty to exercise powers for the purpose for which such powers were intended.

A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our seventh amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if, among other things, he or she (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his or her office be vacated, or (v) is removed from office pursuant to any other provision of our amended and restated articles of association.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Cayman Islands law and our seventh amended and restated articles of association provide that shareholders may approve corporate matters and adopt both the ordinary resolutions and the special resolutions by way of unanimous written resolutions signed by all of the shareholders of our company who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Companies Act does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, the Companies Act may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the company.

Any one or more shareholders holding in aggregate not less than 10% of all votes attaching to the total issued share capital of the company at the date of deposit of the requisition shall at all times have the right, by written requisition to the board of directors of the company, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition. However, our seventh amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before any meetings of shareholders not called by such shareholders. Other than this right to requisition a shareholders’ meeting, our seventh amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our seventh amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our seventh amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of 80 percent of the issued shares of that class, or with sanction of a special resolution passed by two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law, our seventh amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our seventh amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

In addition, there are no provisions in our seventh amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charge, and any special resolution passed by our shareholders). However, we intend to provide our shareholders with annual reports containing audited financial statements.

C.	Material Contracts

We have not entered into any material contracts during the two years immediately preceding the date of this annual report, other than in the ordinary course of business and other than those described in this annual report.

D.	Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions which may affect the import or export of capital, including the availability of cash and cash equivalents for use by our company, or the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	Taxation

The following summary of the material Cayman Islands, PRC, Japanese, U.K. and U.S. federal income tax considerations of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in our Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws and the other tax laws not addressed herein. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of Han Kun Law Offices, our counsel as to PRC law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ordinary shares levied by the government of the Cayman Islands except for stamp duties, which may be applicable to instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Income Tax and Withholding Tax

In March 2007, the NPC enacted the PRC Enterprise Income Tax Law, which became effective on January 1, 2008 (and was last amended in December 2018). The PRC Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to enterprise income tax at the rate of 25% on their worldwide income. The EIT Implementation Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and business operations, personnel, accounts and properties of an enterprise.

In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is deemed to be located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not offshore enterprises controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises.

According to Circular 82, an offshore-incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to enterprise income tax on its global income only if all of the following conditions are satisfied:

•	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

•	decisions relating to the enterprise’s financial and human resources matters are made or are subject to the approval of organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals and board and shareholders’ resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

The Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore-Incorporated Resident Enterprises (Trial Version), or Bulletin 45, further clarifies certain issues related to the determination of tax resident status. Bulletin 45 also specifies that when provided with a resident Chinese-controlled, offshore-incorporated enterprise’s copy of its recognition of residential status, a payer does not need to withhold a 10% income tax when paying certain PRC-source income, such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that GigaCloud Technology Inc and our overseas subsidiaries outside of mainland China are not PRC resident enterprises for PRC tax purposes. GigaCloud Technology Inc and our overseas subsidiaries other than the PRC Subsidiaries are incorporated outside mainland China. As for GigaCloud Technology Inc, which is a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. As for our overseas subsidiaries outside of mainland China, their key assets, records and primary locations are outside mainland China. Thus, we do not believe that they meet all of the conditions above. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with our position.

If the PRC tax authorities determine that GigaCloud Technology Inc is a “resident enterprise” for enterprise income tax purposes, a number of unfavorable PRC tax considerations could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares. Furthermore, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of ordinary shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be subject to reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

According to the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-Tax Resident Enterprises, or SAT Bulletin 7, which was promulgated by the SAT and became effective on February 3, 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in the public securities market) without a reasonable commercial purpose, PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer may be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to a PRC withholding tax at a rate of up to 10%.

Under the terms of SAT Bulletin 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purpose if:

•	over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties;

•

at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territories, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territories;

•	the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or

•	the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

On October 17, 2017, the SAT issued the SAT Circular 37, which took effect on December 1, 2017. SAT Circular 37 purports to provide further clarifications by setting forth the definitions of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of the withholding amount and the date on which the withholding obligation arises.

Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

There is uncertainty as to the application of SAT Bulletin 7 and SAT Circular 37. SAT Bulletin 7 and SAT Circular 37 may be determined by the PRC tax authorities to be applicable to transfers of our shares that involve non-resident investors, if any of such transactions were determined by the tax authorities to lack a reasonable commercial purpose.

As a result, we and our non-resident investors in such transactions may become at risk of being taxed under SAT Bulletin 7 and SAT Circular 37, and we may be required to comply with SAT Bulletin 7 and SAT Circular 37 or to establish that we should not be taxed under the general anti-avoidance rule of the PRC Enterprise Income Tax Law. This process may be costly and have a material adverse effect on our financial condition and results of operations.

Value-added Tax

Under the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax to Replace Business Tax, or Circular 36, which was promulgated by the Ministry of Finance and the SAT on March 23, 2016 and became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value-added tax instead of business tax.

According to Circular 36, our PRC Subsidiaries are subject to value-added tax at a rate of 6% on proceeds received from customers and are entitled to a refund for value-added tax already paid or borne on the goods purchased by it and utilized in the provision of services that have generated the gross proceeds.

According to the Announcement of SAT on Promulgation of the Administrative Measures on Tax Exemption for Cross-border Taxable Activities for Levying Value-Added Tax in Lieu of Business Tax (Trial Implementation), which was promulgated by the SAT on May 6, 2016 and became effective on May 1, 2016, as amended on June 15, 2018 by the Announcement of the SAT on the Revision to Certain Taxation Regulatory Documents, which was promulgated by the SAT on June 15, 2018, certain cross-border taxable activities, such as offshore service outsourcing business provided to overseas entities and are entirely consumed overseas, shall be exempted from value-added tax.

Material U.S. Federal Income Tax Considerations

The following summary describes the material United States federal income tax considerations of the purchase, ownership and disposition of our Class A ordinary shares as of the date hereof. The effects of any applicable state or local laws and other U.S. federal tax laws, such as estate and gift tax laws, and the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, are not discussed. This summary is only applicable to Class A ordinary shares held as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, by a United States Holder (as defined below).

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be changed, perhaps retroactively, so as to result in United States federal income tax considerations different from those discussed below.

This summary does not represent a detailed description of the United States federal income tax considerations applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•

a person subject to special tax accounting rules as a result of any item of gross income with respect to Class A ordinary shares being taken into account in an “applicable financial statement” (as defined in the Code);

•	a United States expatriate;

•	a person who owns or is deemed to own 10% or more of our stock by vote or value; or

•	a person whose “functional currency” is not the United States dollar.

As used herein, the term “United States Holder” means a beneficial owner of our Class A ordinary shares that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A ordinary shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax considerations to you in light of your particular circumstances. If you are considering the purchase, ownership or disposition of our Class A ordinary shares, you should consult your tax advisors concerning the United States federal income tax considerations to you in light of your particular situation as well as any considerations arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of any distributions on our Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under United States federal income tax principles, the distribution ordinarily would be treated, first, as a tax-free return of capital, causing a reduction in the adjusted basis of our Class A ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of our Class A ordinary shares), and, second, the balance in excess of adjusted basis generally would be taxed as capital gain recognized on a sale or exchange, as described under “—Taxation of Capital Gains” below. However, we do not expect to determine our earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that distributions will generally be reported to the Internal Revenue Service, or IRS, and taxed to you as dividends (as discussed above), even if they might ordinarily be treated as a tax-free return of capital or as capital gain.

With respect to non-corporate United States Holders (including individuals), dividends received from a qualified foreign corporation may be subject to reduced rates of taxation, unless we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the United States. Our Class A ordinary shares are listed on the Nasdaq. United States Treasury Department guidance indicates that our Class A ordinary shares are readily tradable on an established securities market in the United States. There can be no assurance that our Class A ordinary shares will continue to be readily tradable on an established securities market in later years.

A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty, provided that we meet the other requirements for Treaty eligibility. In that case, dividends we pay on our Class A ordinary shares may be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the United States. Each non-corporate United States Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to our Class A ordinary shares. See “—PRC Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. However, Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. For purposes of calculating the foreign tax credit, dividends paid on our Class A ordinary shares will be treated as foreign source income and will generally constitute passive category income. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction for United States federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on the manner in which we currently operate our business, the current and expected composition of our income and assets and the expected value of our assets (including the value of our goodwill), we believe we were not a PFIC for our taxable year ended December 31, 2022, and we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in large part, by reference to the market price of our Class A ordinary shares, which could be volatile), and we may be or become a PFIC if our market capitalization declines. Moreover, it is not entirely clear how the contractual arrangements between us, our consolidated VIEs and their shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our consolidated VIEs are not treated as owned by us for these purposes. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we are a PFIC for any taxable year during which you hold our Class A ordinary shares and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of our Class A ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for our Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for our Class A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest income tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold our Class A ordinary shares (even if we do not qualify as a PFIC in any subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your Class A ordinary shares, provided that such Class A ordinary shares are treated as “marketable stock.” Our Class A ordinary shares generally will be treated as marketable stock if our Class A ordinary shares are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to shareholders if our Class A ordinary shares are quoted on the Nasdaq, which constitutes a qualified exchange, although there can be no assurance that our Class A ordinary shares will be “regularly traded” for purposes of the mark-to-market election. If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include as ordinary income the excess of the fair market value of your Class A ordinary shares at the end of the year over your adjusted basis in the Class A ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the Class A ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your Class A ordinary shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted basis in the Class A ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions, in each case, to the extent provided for under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A ordinary shares are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A different election, known as the “qualified electing fund” or “QEF” election, is generally available to holders of PFIC stock, but requires that the corporation provide the holders with a “PFIC Annual Information Statement” containing certain information necessary for the election, including the holder’s pro rata share of the corporation’s earnings and profits and net capital gains for each taxable year, computed according to United States federal income tax principles. We do not intend, however, to determine our earnings and profits or net capital gain under United States federal income tax principles, nor do we intend to provide United States Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

If we are a PFIC for any taxable year during which you hold our Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, if you make a mark-to-market election with respect to our Class A ordinary shares, you may continue to be subject to the general PFIC rules with respect to your indirect interest in any of our non-United States subsidiaries that is classified as a PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries. You will generally be required to file IRS Form 8621 if you hold our Class A ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the United States federal income tax considerations of holding our Class A ordinary shares if we are considered a PFIC in any taxable year and the availability, manner and advisability of making any elections.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of our Class A ordinary shares in an amount equal to the difference between the amount realized for our Class A ordinary shares and your adjusted basis in our Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held our Class A ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as foreign source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as foreign source, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax considerations if any PRC tax is imposed on gain on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as foreign source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Certain United States Holders that hold certain foreign financial assets (which may include our Class A ordinary shares) may be required to report information relating to such assets, subject to exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions). You are urged to consult your tax advisors regarding the effect, if any, of this reporting requirement on your ownership and disposition of our Class A ordinary shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 (File No. 333-266058), as amended, including the prospectus contained therein, together with the post-effective registration statement on Form F-1 (File No. 333-266943), both including relevant exhibits and schedules under the Securities Act, with respect to the Class A ordinary shares we sold in our initial public offering.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

However, we are required to file an annual report on Form 20-F within four months of the end of each fiscal year and we intend to publish our results on a quarterly basis. The information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. In the U.S., in 2022, as well as presently, we have experienced inflationary pressures across various parts of our business and operations, including but not limited to rising costs across our supply chain. We continue to monitor the impact of inflation in order to minimize its effects through revisions in our budgeting, strategy and procurement efforts. We have entered into a number of contracts with third-party transportation service providers to mitigate the impact against any further increase in ocean freight costs in the short term. If our costs were to be subject to more significant inflationary pressures, we may not be able to fully offset such higher costs through price increases or other cost efficiency measures. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Exchange Risk

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our Class A ordinary shares will be affected by the exchange rate between U.S. dollar and the local currency in the markets in which we operate because the value of our business is effectively denominated in the local currency, while our Class A ordinary shares will be traded in U.S. dollars. For example, in July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or the government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Class A Ordinary Shares—Fluctuations in currency exchange rates may have a material adverse effect on our results of operations and the value of your investment.”

To the extent that we need to convert U.S. dollars into the local currency for our operations, appreciation of the local currency against the U.S. dollar would reduce the local currency amount we receive from the conversion. Conversely, if we decide to convert the local currency into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the local currency would reduce the U.S. dollar amounts available to us.

Interest Rate Risk

Our borrowings bear interests at fixed rates. If we were to renew these borrowings, we may be subject to interest rate risks.

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

After the completion of our initial public offering, we invested the net proceeds we received from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1 (File No. 333-266058), as amended, including the prospectus contained therein, which registered 2,817,500 Class A ordinary shares and was declared effective by the SEC on August 17, 2022, and (ii) the post-effective registration statement on Form F-1 (File No. 333-266943), which registered 563,500 Class A ordinary shares and became effective immediately upon filing on August 17, 2022, for our initial public offering of 3,381,000 Class A ordinary shares, including the underwriters’ full exercise of their option to purchase from us the additional Class A ordinary shares (the “greenshoe option”), at an initial offering price of $12.25 per Class A ordinary shares. Our initial public offering and offering for the greenshoe option (the “greenshoe offering”) were closed concurrently in August 2022. Aegis Capital Corp. was the sole book-running manager and underwriter of our initial public offering.

For the period from August 17, 2022, the effective date of the two registration statements on Form F-1 related to our initial public offering, to December 31, 2022, the ending date of the reporting period covered by this annual report, our expenses incurred and paid to others in connection with the issuance and distribution of the Class A ordinary shares in our initial public offering and greenshoe offering totaled $8.0 million, which included $4.0 million for underwriting discounts and commissions and $4.0 million for other expenses. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others.

We received aggregate net proceeds of approximately $34.2 million from our initial public offering and greenshoe offering. For the period from August 17, 2022, the effective date of the two registration statements on Form F-1 related to our initial public offering, to December 31, 2022, the ending date of the reporting period covered by this annual report, $1.5 million of the net proceeds received from our initial public offering were used for working capital, operating expenses, capital expenditures and other general corporate purposes. There has been no material change in the planned use of proceeds from our initial public offering as described in the Form F-1. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1. We invested the net proceeds in short-term, interest-bearing debt instruments or bank deposits, pending their further use to fund working capital and other general corporate purposes. None of the net proceeds from the initial public offering and the greenshoe offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective because we identified two material weaknesses in our internal control over financial reporting. The material weaknesses identified relate to (i) our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, and (ii) the design and implementation of our internal controls over timely review of manual journal entries and accounting reconciliations due to the absence of formalized accounting policies and procedures, as well as qualified personnel to perform relevant controls.

We are in the process of implementing a number of measures to address the material weaknesses identified, including: (1) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (2) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP and SEC rules and regulations, (3) establishing clear roles and responsibilities to develop and implement formal comprehensive financial period-end closing policies and procedures to ensure all transactions are properly recorded and disclosed, and (4) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Zhiwu Chen, an independent director and the chairman of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market listing rules. Mr. Zhiwu Chen satisfies the independence requirements of Rule 5605(c)(2) of the Nasdaq Stock Market listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 8, 2022. A copy of our code of business conduct and ethics is available on our website at https://www.gigacloudtech.com/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2021		2022
	($ in thousands)
Audit fees(1)	1,200		1,465
Audit-Related Fees	—		—
Tax fees(2)	34	(3)	43	(4)
Other fees	—		—

(1)

“Audit fees” means the aggregate fees billed for each of the fiscal years listed for professional services rendered by our auditor for the audit of our annual financial statements, issue of comfort letters in connection with our registration statements, prospectuses and offering memoranda, assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2)	“Tax fees” means the aggregate fees billed for the tax services provided with respect to tax services.
(3)

Represents $26,000 plus RMB56,000, translated from Renminbi to U.S. dollars and from U.S. dollars made at a rate of RMB6.8972 to $1.00, the exchange rate in effect as of December 31, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

(4)

Represents $26,000 plus RMB116,000, translated from Renminbi to U.S. dollars and from U.S. dollars made at a rate of RMB6.8972 to $1.00, the exchange rate in effect as of December 31, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP, our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above. Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of GigaCloud Technology Inc are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Form of Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 from Amendment No. 1 to the Registrant’s registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 22, 2022)

2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to the Registrant’s registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 22, 2022)

2.2*	Description of Securities registered under Section 12 of the Exchange Act

4.1	2008 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the Registrant’s registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 8, 2022)

4.2	2017 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from the Registrant’s registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 8, 2022)

4.3	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.3 from the Registrant’s registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 8, 2022)

4.4	Form of Employment Agreement between the Registrant and each of its executive officers (incorporated by reference to Exhibit 10.4 from the Registrant’s registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 8, 2022)

4.5	Form of Account Control Agreement (incorporated by reference to Exhibit 10.5 from the Registrant’s registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 8, 2022)

4.6	Fifth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated February 28, 2021 (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 8, 2022)

4.7	Fourth Amended and Restated Registration Rights Agreement among the Registrant and other parties thereto dated February 28, 2021 (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 8, 2022)

4.8	Founder Undertaking Agreement entered into among the founder of the Registrant, the Registrant and other parties thereto dated July 6, 2022 (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 8, 2022)

4.9	Form of Ordinary Share Purchase Warrant of the Registrant (incorporated by reference to Exhibit 4.5 from Amendment No. 1 to our registration statement on Form F-1 (File No. 333-266058) filed with the SEC on July 22, 2022)

8.1*	Principal Subsidiaries and Principal VIEs of the Registrant

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of Han Kun Law Offices

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GigaCloud Technology Inc

By:	/s/ Larry Lei Wu
Name:	Larry Lei Wu
Title:	Chief Executive Officer

Date: April 24, 2023

[Signature Page to 20-F]

GigaCloud Technology Inc

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
GigaCloud Technology Inc:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of GigaCloud Technology Inc, subsidiaries and consolidated VIEs (the Company) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022 due to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), as amended.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2020.
Shanghai, People’s Republic of China
April 24, 2023

GigaCloud Technology Inc
CONSOLIDATED BALANCE SHEETS
(In thousands)

			December 31,
	Note		2021	2022
			US$	US$
ASSETS
Current assets
Cash	2	(h)	63,198	143,531
Restricted cash	2	(i)	664	1,545
Accounts receivable, net	3		18,036	27,142
Inventories	4		81,441	78,338
Prepayments and other current assets	5		9,080	7,566

Total current assets			172,419	258,122

Non-current assets
Operating lease right-of-use assets	10		—	144,168
Property and equipment, net	6		11,075	13,053
Deferred tax assets	15		72	75
Other non-current assets	5		3,211	3,182

Total non-current assets			14,358	160,478

Total assets			186,777	418,600

The accompanying notes are an integral part of these consolidated financial statements.

GigaCloud Technology Inc
CONSOLIDATED BALANCE SHEETS
(In thousands)

		December 31,
	Note	2021	2022
		US$	US$

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term borrowings	7	345	207
Accounts payable (including accounts payable of VIEs without recourse to the Company of US$1,433 and US$4,185 as of December 31, 2021 and 2022, respectively)	8	25,140	31,573
Contract liabilities (including contract liabilities of VIEs without recourse to the Company of US$394 and US$385 as of December 31, 2021 and 2022, respectively)	17	3,690	2,001
Current operating lease liabilities (including current operating lease liabilities of VIEs without recourse to the Company of nil and US$1,864 as of December 31, 2021 and December 31, 2022, respectively)	10	—	27,653
Income tax payable (including income tax payable of VIEs without recourse to the Company of US$78 and US$280 as of December 31, 2021 and 2022, respectively)		8,148	4,142
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of US$341 and US$442 as of December 31, 2021 and 2022, respectively)	9	19,721	37,062

Total current liabilities		57,044	102,638

Non-current liabilities
Long-term borrowings	7	237	—
Operating lease liabilities, non-current (including operating lease liabilities, non-current of VIEs without recourse to the Company of nil and US$3,322 as of December 31, 2021 and December 31, 2022, respectively)	10	—	116,564
Deferred tax liabilities	15	286	472
Finance lease obligations, non-current	10	2,345	867
Non-current income tax payable	15	1,033	2,894

Total non-current liabilities		3,901	120,797

Total liabilities		60,945	223,435

Commitments and contingencies	18	—	—

GigaCloud Technology Inc
CONSOLIDATED BALANCE SHEETS
(In thousands except for share data and per share data)

		December 31,
	Note	2021	2022
		US$	US$
Mezzanine equity
Series E Preferred Shares (US$0.05 par value per share, 3,999,709 shares authorized, issued and outstanding as of December 31, 2021; Redemption value of US$26,652 as of December 31, 2021; Liquidation value of US$25,000 as of December 31, 2021)	11	26,652	—

Total mezzanine equity		26,652	—

Shareholders’ equity
Ordinary shares (US$0.05 par value per share, 38,572,025 shares authorized, 11,082,930 shares issued and outstanding as of December 31, 2021)	12	554	—
Treasury shares, at cost (nil and 4,624,039 shares held as of December 31, 2021 and December 31, 2022, respectively)	12	—	(231)
Subscription receivable from ordinary shares		(79)	(81)
Series A Preferred Shares (US$0.05 par value per share, 134,190 shares authorized, issued and outstanding as of December 31, 2021; Liquidation value of US$6,710 as of December 31, 2021)	11	7	—
Series B Preferred Shares (US$0.05 par value per share, 9,991,588 shares authorized, issued and outstanding as of December 31, 2021; Liquidation value of US$5,000 as of December 31, 2021)	11	500	—
Series C Preferred Shares (US$0.05 par value per share, 4,358,702 shares authorized, issued and outstanding as of December 31, 2021)	11	218	—
Series D Preferred Shares (US$0.05 par value per share, 2,943,786 shares authorized, issued and outstanding as of December 31, 2021; Liquidation value of US$8,053 as of December 31, 2021)	11	147	—
Class A ordinary shares (US$0.05 par value, 50,673,268 shares authorized, 31,357,814 shares issued and outstanding as of December 31, 2022)	11, 12	—	1,568
Class B ordinary shares (US$0.05 par value, 9,326,732 shares authorized, issued and outstanding as of December 31, 2022)	11, 12	—	466
Additional paid-in capital		37,439	109,049
Accumulated other comprehensive income (loss)		(165)	804
Retained earnings		60,559	83,590

Total shareholders’ equity		99,180	195,165

Total liabilities, mezzanine equity and shareholders’ equity		186,777	418,600

The accompanying notes are an integral part of these consolidated financial statements.

GigaCloud Technology Inc
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands except for share data and per share data)

		Year ended December 31,
	Note	2020	2021	2022
		US$	US$	US$
Revenues	17
Service revenues		60,130	98,332	140,628
Product revenues		215,348	315,865	349,443

Total revenues		275,478	414,197	490,071

Cost of revenues
Services		(37,147)	(84,723)	(120,102)
Product sales		(163,215)	(239,877)	(286,855)

Total cost of revenues		(200,362)	(324,600)	(406,957)

Gross profit		75,116	89,597	83,114
Operating expenses
Selling and marketing expenses		(22,215)	(25,728)	(24,038)
General and administrative expenses		(8,717)	(24,516)	(22,627)
Research and development expenses		—	—	(1,426)

Total operating expenses		(30,932)	(50,244)	(48,091)

Operating income		44,184	39,353	35,023
Interest expense		(46)	(309)	(568)
Interest income		58	537	472
Foreign currency exchange gains (losses), net		1,023	(2,012)	(4,854)
Government grants	2(t)	—	—	1,085
Others, net		56	156	6

Income before income taxes		45,275	37,725	31,164
Income tax expense	15	(7,820)	(8,468)	(7,192)

Net income		37,455	29,257	23,972

Accretion of Redeemable Convertible Preferred Shares	11	(152)	(1,500)	(941)

Net income attributable to ordinary shareholders		37,303	27,757	23,031

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes		(364)	123	969

Total other comprehensive income (loss)		(364)	123	969

Comprehensive Income		37,091	29,380	24,941

Net income per ordinary share
—Basic and diluted	16	1.36	0.88	0.60
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share
—Basic and diluted	16	9,495,844	10,248,079	24,412,314
The accompanying notes are an integral part of these consolidated financial statemen
t
s
.

GigaCloud Technology Inc
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands except for share data and per share data
)

	Note	Ordinary shares		Subscription receivable from ordinary shares	Preferred Shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	(Accumulated deficit)/ retained earnings	Total shareholders’ equity
		Number of ordinary shares	US$	US$	Number of preferred shares	US$	US$	US$	US$	US$
Balance as of January 1, 2020		9,495,844	475	—	17,428,266	872	30,193	76	(4,501)	27,115

Net Income		—	—	—	—	—	—	—	37,455	37,455
Repurchase of vested share-based awards	13	—	—	—	—	—	(2,435)	—	—	(2,435)
Accretion of Series E Preferred Shares	11	—	—	—	—	—	—	—	(152)	(152)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	(364)	—	(364)

Balance as of December 31, 2020 and January 1, 2021		9,495,844	475	—	17,428,266	872	27,758	(288)	32,802	61,619

Net Income									29,257	29,257
Share-based compensation	13	—	—	—	—	—	9,681	—		9,681
Accretion of Series E Preferred Shares	11	—	—	—	—	—	—	—	(1,500)	(1,500)
Excise of vested share-based awards	13	1,587,086	79	(79)	—	—	—	—	—	—
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	123	—	123

Balance as of December 31, 2021		11,082,930	554	(79)	17,428,266	872	37,439	(165)	60,559	99,180

GigaCloud Technology Inc
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands except for share data and per share data)

	Note	Class A ordinary shares		Class B ordinary shares		Ordinary shares		Treasury shares		Subscription receivable from ordinary shares	Preferred Shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity
		Number of ordinary shares	US$	Number of ordinary shares	US$	Number of ordinary shares	US$	Number of ordinary shares	US$	US$	Number of preferred shares	US$	US$	US$	US$	US$
Balance as of January 1, 2022		—	—	—	—	11,082,930	554	—	—	(79)	17,428,266	872	37,439	(165)	60,559	99,180
Net Income		—	—	—	—	—	—	—	—	—	—	—	—	—	23,972	23,972
Share-based compensation	12, 13, 14	—	—	—	—	—	—	—	—	—	—	—	9,893	—	—	9,893
Exercise of vested restricted shares	13	—	—	—	—	—	—	(141,864)	7	—	—	—	1,054	—	—	1,061
Accretion of Series E Preferred Shares	11	—	—	—	—	—	—	—	—	—	—	—	—	—	(941)	(941)
Issuance of ordinary shares to the former chief financial officer	12	—	—	—	—	26,738	2	—	—	(2)	—	—	—	—	—	—
Issuance of ordinary shares to the Trust Holdcos	12	—	—	—	—	4,765,903	238	4,765,903	(238)	—	—	—	—	—	—	—
Issuance of Class A ordinary shares upon the IPO	12, 14	3,381,000	169	—	—	—	—	—	—	—	—	—	33,269	—	—	33,438
Re-designating ordinary shares to Class B ordinary shares	12	—	—	7,755,689	388	(7,755,689)	(388)	—	—	—	—	—	—	—	—	—
Re-designating ordinary shares to Class A ordinary shares	12	8,119,882	406	—	—	(8,119,882)	(406)	—	—	—	—	—	—	—	—	—
Conversion of Preferred Shares to Class B ordinary shares	12	—	—	1,571,043	78	—	—	—	—	—	(1,571,043)	(78)	—	—	—	—
Conversion of Preferred Shares to Class A ordinary shares	12	15,857,223	794	—	—	—	—	—	—	—	(15,857,223)	(794)	—	—	—	—
Conversion of Series E Preferred Shares to Class A ordinary shares	12	3,999,709	199	—	—	—	—	—	—	—	—	—	27,394	—	—	27,593
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	—	—	—	—	—	—	969	—	969

Balance as of December 31, 2022		31,357,814	1,568	9,326,732	466	—	—	4,624,039	(231)	(81)	—	—	109,049	804	83,590	195,165

GigaCloud Technology Inc
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$

Operating activities:
Net Income	37,455	29,257	23,972
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for doubtful accounts	11	87	86
Inventory write-down	48	1,285	318
Deferred tax	618	131	183
Share-based compensation	—	9,681	9,196
Depreciation and amortization	227	775	1,386
Loss from disposal of property and equipment	17	—	4
Lease expense to reduce right-of-use assets	—	—	6,400
Unrealized foreign currency exchange gains (losses)	(1,023)	2,012	2,126
Interest expense of capital lease	27	198	—
Changes in operating assets and liabilities:
Accounts receivable	(10,119)	5,897	(9,161)
Inventories	(13,862)	(47,148)	2,785
Prepayments and other current assets	(5,243)	(1,717)	(1,384)
Accounts payable	4,141	6,309	6,619
Contract liabilities	3,062	266	(1,689)
Income tax payable	5,921	1,315	(1,530)
Accrued expenses and other current liabilities	12,004	208	14,356
Operating lease liabilities	—	—	(4,011)

Net cash provided by operating activities	33,284	8,556	49,656

Investing activities:
Cash paid for purchase of property and equipment	(654)	(1,825)	(709)
Cash received from disposal of property and equipment	7	—	—

Net cash used in investing activities	(647)	(1,825)	(709)

The accompanying notes are an integral part of these consolidated financial statements.

GigaCloud Technology Inc
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
Financing activities:
Proceeds from issuance of Series E Preferred Shares	25,000	—	—
Repayment of finance lease obligations	(307)	(2,526)	(3,624)
Repurchase of vested share-based awards	(2,435)	—	—
Repayment of bank loans	(96)	(430)	(312)
Repayment of borrowings from a related party	(89)	—	—
Proceeds from bank loans	1,199	—	—
Proceeds from prepaid consideration of restricted shares	—	—	1,578
Proceeds from initial public offering, net of IPO costs	—	—	34,245

Net cash provided by (used in) financing activities	23,272	(2,956)	31,887

Effect of foreign currency exchange rate changes on cash and restricted cash	735	(2,110)	380

Net increase in cash and restricted cash	56,644	1,665	81,214

Cash and restricted cash at the beginning of the year	5,553	62,197	63,862

Cash and restricted cash at the end of the year	62,197	63,862	145,076

Supplemental information
Interest expense paid	46	309	568
Income taxes paid	1,658	7,022	8,539
Non-cash investing and financing activities:
Purchase of property and equipment under finance leases	2,930	4,086	2,719
Share based awards attributable to the IPO where no cash payment is required	—	—	807
The accompanying notes are an integral part of these consolidated financial statements.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

1. DESCRIPTION OF BUSINESS AND ORGANIZATION
Description of Business
GigaCloud Technology Inc (the “Company”), a limited liability company in the Cayman Islands, with its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) are principally engaged in large parcel merchandise sales and the provision of ecommerce solutions for small cross-border business owners utilizing the Company’s online platform (“GigaCloud Marketplace”) and warehouses primarily in the United States and Europe.
Organization
The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and consolidated VIEs.
In 2017 and 2018, the Company entered into Account Control Agreements with its VIEs and their respective nominal shareholders in the United States, Japan, the United Kingdom, Germany and the People’s Republic of China (“China” or “PRC”), respectively, to facilitate operations in these jurisdictions.
The functions of the VIEs include operating accounts registered on third-party ecommerce websites to sell merchandise to local individual customers, or providing warehousing and logistic services to users’ registered on GigaCloud Marketplace, by utilizing the Group’s cross-border trading experience, international logistic network and the Company’s own online platform. All of the VIEs’ nominal shareholders are employees of the Group. The Company has funded, through either direct capital contribution or intercompany loans, substantially all of the VIEs’ capital and operation fund. The Company has information right, management right and control right of daily operation of the VIEs.
The Account Control Agreements, with the consolidated VIEs and their shareholders, allow the Company to (i) exercise effective control over the consolidated VIEs, (ii) receive substantially all of the economic benefits of the consolidated VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the consolidated VIEs when and to the extent permitted by the applicable laws.
The Company is regarded as the primary beneficiary of the consolidated VIEs, and the Company treats the VIEs as consolidated entities under U.S. GAAP. The Company has consolidated the financial results of the VIEs in the consolidated financial statements in accordance with U.S. GAAP. However, the control over the VIEs through contractual arrangements may not be as effective as direct ownership. In addition, uncertainties exist as to whether the Company’s operation of the business in these jurisdictions through the consolidated VIEs would be found not in compliance with existing or future respective local laws.
The equity interests of the VIEs are legally held by their nominee shareholders. Through the Account Control Agreements, which were entered into among the Company, the VIEs and the nominee shareholders of the VIEs, the nominee shareholders of the VIEs have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIEs to the Company. The nominee shareholders of the VIEs do not participate significantly in income and loss and do not have the power to direct the activities of the VIEs that most significantly impact their economic performance. Accordingly, the VIEs are considered variable interest entities.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

Under the terms of the Account Control Agreements, the VIEs’ nominee shareholders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the deficit (net liabilities) and net loss of the VIEs are attributed to the Company.
The principal terms of the Account Control Agreements are as follows:
1) Account Management
The Company shall be entitled information right, management right and control right of daily operation of the VIEs, especially with respect to all the bank accounts and operating accounts with relevant
e-commerce
platforms established or to be established in the name of, or for the benefit of the VIEs.
The VIEs and their shareholders shall act in good faith under instructions of the Company and shall not damage the control and management of the Company or affect its financial results and consolidation of such result.
2) Sale and Purchase of Equity Interest
The Company has irrevocable and exclusive right to purchase the equity interests in the VIEs held by each shareholder of such VIEs, once or at multiple times at any time in part or in whole, at the Company’s sole discretion. Except for the Company and its designee(s), no other person shall be entitled to such option or other rights to purchase the equity interests in the VIEs held by the shareholders of the VIEs.
The purchase price shall be the minimum price permitted by the local applicable laws. Pursuant to the Account Control Agreements, the VIEs and their shareholders shall not terminate the control agreement unilaterally in any event unless otherwise required by applicable laws.
3) Power of Attorney
The Company has sole and exclusive power of attorney to act on behalf of each shareholder of the VIEs with respect to all rights and matters concerning all equity interest held by such shareholder including exercising all of the shareholder’s rights and voting rights; deciding the sale, transfer, pledge or disposition of the shares of the VIEs; representing the shareholder to execute any resolutions and minutes as a shareholder (and director) of the VIEs; approving the amendments to the articles of association without written consent of such shareholder; approving any change of the share capital of the VIEs; appoint directors to the VIEs at the discretion of the Company.
Each shareholder of the VIEs waives all rights with respect to the equity interests in the VIEs held by him/her and shall not exercise such rights by himself/herself.
4) Equity Pledge
The VIEs’ shareholders agree to pledge all the equity interests to the Company as security for performance of the contract obligations under the Account Control Agreements. The VIEs and their shareholders shall complete all necessary registration and/or filings relating to the equity pledges required by the applicable laws in one month after the execution of the Account Control Agreements.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

During the term of this Account Control Agreement, the VIEs and their shareholders shall deliver the share certificate or the like to the Company’s escrow within one week after the execution of the Account Control Agreements. In the event of the occurrence of any change of the share capital or the entrusted shareholding of the VIEs, the VIEs and their shareholders shall update the registration and/or filings relating to the equity pledges required by the applicable laws and deliver the updated share certificate or the like to the Company’s escrow.
5) Effective Date and Term
The Account Control Agreements became effective upon execution by the parties, and remain effective until all equity interests held by the VIEs’ shareholders have been transferred or assigned to the Company in accordance with the Account Control Agreements.
The Company relies on the Account Control Agreements to operate and control VIEs. All of the Account Control Agreements are governed by local laws and provide for the resolution of disputes through arbitration under local laws. Accordingly, these agreements would be interpreted in accordance with local laws and any disputes would be resolved in accordance with local legal procedures. Uncertainties in the local legal system could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these Account Control Agreements, it would be difficult to exert effective control over VIEs, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.
In the opinion of management, the ownership structures of the Company and its VIEs, do not violate any applicable local laws, regulations, or rules currently in effect; the agreements among the Company, each of the VIEs and its shareholders, governed by local laws, as described above, are valid, binding and enforceable in accordance with their terms and applicable local laws, rules, and regulations currently in effect, and do not violate any applicable local laws, regulations, or rules currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future local laws and regulations. Accordingly, if the local government finds that the contractual arrangements do not comply with its restrictions on foreign ownership of businesses, or if the local government otherwise finds that the Company and the VIEs are in violation of local laws or regulations or lack the necessary permits or licenses to operate the Company’s business, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of the Company;

•	discontinuing or restricting the operations;

•	imposing fines or confiscating any of VIEs’ income that they deem to have been obtained through illegal operations;

•	imposing conditions or requirements with which the Group’s subsidiaries or the VIEs may not be able to comply;

•	requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs;

•	restricting or prohibiting the Company’s use of the proceeds of overseas offering to finance the business and operations in these jurisdictions; or

•	taking other regulatory or enforcement actions that could be harmful to the business.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its consolidated financial statements. In the opinion of management, the likelihood of deconsolidation of the VIEs is remote based on current facts and circumstances.
In February 2021, the Company terminated the Account Control Agreement with one of its consolidated VIEs, Suzhou Dajianyun Transport Co., Ltd. (“Suzhou Dajianyun”). In connection with the termination of the Account Control Agreement, the Company, through its wholly-owned subsidiary GigaCloud Technology (Suzhou) Co., Ltd. (“Gigacloud Suzhou”, formerly known as Oriental Standard Network Technology (Suzhou) Co., Ltd.), acquir ed 100%
of the equity interest in Suzhou Dajianyun which then became the Company’s indirect wholly-owned subsidiary.
The Company’s involvement with the VIEs under the Account Control Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below. The following consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2021 and 2022, and consolidated revenues, net loss and cash flow information for the years ended December 31, 2020, 2021 and 2022 have been included in the accompanying consolidated financial statements.

	December 31,
	2021	2022
	US$	US$

Cash	3,542	5,367
Accounts receivable, net	2,241	2,959
Inventories	9,933	9,551
Amounts due from related parties*	1,271	1,249
Prepayments and other current assets	2,386	1,277

Total current assets	19,373	20,403

Property and equipment, net	660	548
Operating lease right-of-use assets	—	5,398
Other non-current assets	—	890

Total assets	20,033	27,239

Accounts payable	1,433	4,185
Contract liabilities	394	385
Current operating lease liabilities	—	1,864
Income tax payable	78	280
Accrued expenses and other current liabilities	341	442
Amounts due to related parties*	19,605	24,172

Total current liabilities	21,851	31,328

Operating lease liabilities, non-current	—	3,322

Total liabilities	21,851	34,650

*
As of December 31, 2021 and 2022, amounts due to and due from related parties represent the loans, receivables and payables that the VIEs had with the Company’s consolidated subsidiaries, which were eliminated in the Company’s consolidated financial statements.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
Revenues	35,493	47,683	70,635
Net income (loss)	514	751	(5,955)
Net cash provided by operating activities	2,560	69	1,410
Net cash provided by (used in) investing activities	(355)	(237)	53
Net cash provided by (used in) financing activities	68	(68)	—
Net increase (decrease) in cash	2,352	(628)	1,825
Cash at the beginning of the year	1,818	4,170	3,542
Cash at the end of the year	4,170	3,542	5,367
In accordance with VIE Agreements, the Company has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs. The creditors of VIEs do not have recourse to the general credit of the Company and its wholly-owned subsidiaries.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Presentation
The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.
(b) Share Consolidation
On July 5, 2022, the Company effected a
1-for-500
share consolidation of its issued and unissued ordinary shares, redeemable convertible preferred shares as well as share options and restricted shares under the 2008 Share Incentive Plan and the 2017 Share Incentive Plan. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share consolidation.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

(c) Principles of Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs for which the Company is the primary beneficiary.
Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. A consolidated affiliated entity is an entity in which the Company, or its subsidiary, through contractual arrangements, exercises effective control over the activities that most impact the economic performance, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.
All intercompany transactions and balances among the Company, its wholly-owned subsidiaries and the VIEs have been eliminated upon consolidation.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

(d) Use of Estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reported periods. Significant accounting estimates include, but not limited to, the valuation and recognition of share-based compensation arrangements, inventory reserve for excess and obsolete inventories. Incremental borrowing rate of leases, and the length of lease terms which vary by country and often include renewal options, are important factor in determining the appropriate accounting for leases including the initial classification of the lease as finance (referred to as “capital leases” prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-02,
Leases
(Topic 842)) or operating and the recognition of rent expense over the duration of the lease. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.
(
e
) Foreign Currency
The Group’s reporting currency is U.S. dollars (“US$”). The functional currency of the Group’s entities incorporated in Cayman Islands, the U.S. and Hong Kong is US$. The Group’s PRC subsidiaries and consolidated VIEs determined their functional currency to be Renminbi (“RMB”). The Group’s entities incorporated in Japan, Germany, the United Kingdom and other jurisdictions use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters.
Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as “Foreign currency exchange gains, net” in the consolidated statements of comprehensive income.
The Group entities with functional currencies other than the RMB, US$, including Great Britain Pound (“GBP”), Japanese Yuan (“JPY”), Hong Kong Dollar (“HK$”), Euro (“EUR”) and Vietnamese Dong (“VND”), translate their operating results and financial position into the US$, the Group’s reporting currency. Assets and liabilities denominated in foreign currencies are translated into US$ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into US$ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into US$ using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

(
f
) Commitments and Contingencies
In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income
tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.
(
g
) Cash
Cash consists of deposits at financial institutions. Cash is deposited into financial institutions at the locations listed below:

	December 31,
	2021	2022
	US$	US$
Financial institutions in Cayman Islands
- Denominated in the US$	20,419	—

Total cash balances held at Cayman financial institutions	20,419	—

Financial institutions in the United States
- Denominated in the US$	12,480	47,028
- Denominated in the GBP	—	56

Total cash balances held at United States financial institutions	12,480	47,084

Financial institutions in Hong Kong
- Denominated in the US$	18,175	40,001
- Denominated in the EUR	3,038	734
- Denominated in the GBP	3,014	1,635
- Denominated in the JPY	113	316
- Denominated in the HK$	—	67

Total cash balances held at Hong Kong financial institutions	24,340	42,753

Financial institutions in Japan
- Denominated in the JPY	1,718	6,640
- Denominated in the US$	234	1,405

Total cash balances held at Japan financial institutions	1,952	8,045

Financial institutions in the United Kingdom
- Denominated in the GBP	335	104
- Denominated in the US$	35	14
- Denominated in the EUR	—	3,158

Total cash balances held at the United Kingdom financial institutions	370	3,276

Financial institutions in the mainland of the PRC
- Denominated in the RMB	2,071	1,616
- Denominated in the US$	509	31,961
- Denominated in the EUR	—	1,066
- Denominated in the GBP	—	6,870

Total cash balances held at the PRC financial institutions	2,580	41,513

Financial institutions in German y

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

	December 31,
	2021	2022
	US$	US$
- Denominated in the EUR	742	816
- Denominated in the US$	235	—
- Denominated in the GBP	1	—

Total cash balances held at Germany financial institutions	978	816

Financial institutions in Vietnam
- Denominated in the VND	1	44
- Denominated in the US$	78	—

Total cash balances held at Vietnam financial institutions	79	44

Total cash held at financial institutions	63,198	143,531

(
h
) Restricted Cash
Cash that is restricted for withdrawal or use is reported separately on the face of the consolidated balance sheets. The Group’s restricted cash represents security deposits held in designated bank accounts for issuance of letters of guarantee. As of December 31, 2021 and 2022, the restricted cash, held by the Group at the United States financial institutions and denominated in the US$, amounted to US$664 and US$1,545, respectively.
A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	December 31,
	2021	2022
	US$	US$
Cash	63,198	143,531
Restricted cash	664	1,545

Total cash and restricted cash shown in the consolidated statements of cash flows	63,862	145,076

(
i
) Contract Balances
The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities. A contract liability is recognized when the Group has an obligation to transfer goods or services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due from the customer.
Accounts receivable are recognized in the period when the Group has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable are included in net cash provided by operating activities in the consolidated statement of cash flows. The Group maintains a general and specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Accounts receivable balances with large creditworthy customers are reviewed by management individually for collectability. All other balances are reviewed on a pooled basis. A percentage of general allowance is applied to the balances of accounts receivable in each aging category, excluding those which are assessed individually for collectability. Management considers various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.
An allowance for doubtful accounts is made and recorded into general and administrative expenses. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance
sheet credit exposure related to its customers.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

(
j
) Inventories
Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the first-in,
first-out method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in “Cost of revenues” in the consolidated statements of comprehensive income.
(
k
) Property and Equipment, net
Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.
Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Office and other equipment	3-5 years
Vehicles	10 years
Logistics, warehouse and other heavy equipment	15 years
When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and the proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred.
(
l
) Leases
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU
2016-02
or ASC 842, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The FASB subsequently issued amendments to clarify the implementation guidance. As an emerging growth company, the Group adopted these standards on January 1, 2022, using a modified retrospective method for leases that exist at, or are entered into after, January 1, 2022, and has not recast the comparative periods presented in the consolidated financial statements. Additionally, the Group elected the package of practical expedients that allowed it not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. The Group also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases.
The Group categorizes leases at their inception as either operating or finance leases. Lease agreements mainly cover office space, warehouses, storage rack and other heavy equipment used in the warehouses. Most of these leases are operating leases; however, certain warehouse storage shelves from a third-party lessor are leased under finance leases. Leased assets pursuant to operating leases are included in operating lease right-of-use
assets, while leased assets pursuant to finance leases are included in property and equipment, net. Operating lease right-of-use
assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Group uses a secured incremental borrowing rate as the discount rate for present value of lease payments when the rate implicit in the contract is not readily determinable. Leases that have a term of twelve months or less upon commencement date are considered short-term in nature. Accordingly, short-term leases are not included on the consolidated balance sheets and are expensed on a straight-line basis over the lease term, which commences on the date the Group has the right to control the property.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

The adoption of ASC 842 does not have impact to the retained earnings of the Group as of January 1, 2022. The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.

	December 31,	Adjustments due to adoption of		January 1,
	2021	ASC 842		2022
	US$	US$		US$
ASSETS
Prepayments and other current assets	9,080	(2,344	) (a)	6,736
Operating lease right-of-use assets	—	150,568	(b)	150,568

LIABILITIES
Accrued expenses and other current liabilities	19,721	(4	) (c)	19,717
Current operating lease liabilities	—	28,612	(d)	28,612
Operating lease liabilities, non-current	—	119,616	(d)	119,616
Capital lease obligations	2,345	(2,345	) (e)	—
Finance lease obligations, non-current	—	2,345	(e)	2,345

(a)	Represents the prepaid rent reclassified to operating lease right-of-use assets.
(b)	Represents the result of discounting operating lease payments, the reclassification of prepaid rent and deferred rent accrual.
(c)	Represents the deferred rent accrual reclassified to operating lease right-of-use assets.
(d)	Represents the recognition of operating lease liabilities, current and non-current.
(e)	The account caption of “Capital lease obligations” in non-current liabilities was changed to “Finance lease obligations, non-current” upon adoption of ASC 842.
(
m
) Impairment of Long-lived Assets other than Goodwill
Long-lived assets with finite useful lives are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment of long-lived assets w
as
recognized for the years ended December 31, 2020, 2021 and 2022.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

(
n
) Revenue recognition
The Group recognizes revenues when the Group satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.
The Group evaluates whether it is appropriate to record the gross amount of merchandise sales and related costs or the net amount earned as commissions. When the Group is a principal, that the Group obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Group is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, the revenues should be recognized in the net amount for the amount of commission which the Group earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenues are recorded net of value-added taxes.
The Group focuses on selling large parcel merchandise to various distributors and individual customers, as well as the provision of ecommerce solutions on its own platform (“GigaCloud Marketplace”), with which the Group could democratize access and distribution globally to manufacturers (“Sellers”) and online resellers (“Buyers”) without borders. The Group’s revenues include revenues from product sales and services. Product sales include sales on the GigaCloud Marketplace (“GigaCloud 1P”) and sales to and through third-party ecommerce websites
(“Off-platform
ecommerce”). Service revenues are generated from services provided to registered users, including Sellers and Buyers on GigaCloud Marketplace (“GigaCloud 3P”).
GigaCloud 1P
The Group sells its merchandise to its customers, who are the Buyers of the GigaCloud Marketplace. The Group recognizes revenues net of discounts and return allowances. Such revenue is recognized at the point in time when the control of the merchandise is transferred to the Buyers, which generally occurs upon the shipment out of the Group’s warehouse to the destination designated by the Buyers.
Off-platform
ecommerce
There are two business lines subject to
Off-platform
ecommerce, which includes a) product sales made to third-party ecommerce websites (“Product sales to B”); and b) product sales to individual customers through third-party ecommerce websites (“Product sales to C”).
Product sales to B
The Group sells its merchandise to third-party ecommerce websites, who normally designate carrier companies to pick up merchandise from the Group’s warehouses. The Group recognizes revenue net of discounts and return allowances. Such revenue is recognized at the point in time when the third-party ecommerce websites obtain control of the merchandise, which is the shipment out of the Group’s warehouse and pick-up
by the carrier companies designated by the third-party ecommerce websites. As expenses charged by these websites are not in exchange for a distinct good or service, therefore, the payments to these websites, which are the Group’s customers, are not recognized as expenses but recorded net of revenues.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

Product sales to C
The Group sells its merchandise to individual customers through third-party ecommerce websites. The Group recognizes revenue when the control is transferred to the individual customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange of that merchandise. Revenue is recognized at the point in time when the individual customers take possession of merchandise, which is when a merchandise is delivered to the customers. Expenses incurred for product sales made through these websites, which are considered as platform commission, are recorded as selling and marketing expenses.
Regarding GigaCloud 1P and
Off-platform
ecommerce, the Group recognizes revenue on a gross basis as the Group is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified merchandise. Significant judgment is required to estimate the variable consideration incurred, which refers to return allowances. The Group estimates the variable consideration based on the volatility of markets and its past experience with similar types of product sales, and include the amounts of variable consideration in the transaction price to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Such estimates are made using the ‘expected value’ method and is updated as and when additional information is available. Liabilities for variable consideration were included in “Accrued expenses and other current liabilities”.
GigaCloud 3P
The Group enters contracts with customers, which often include promises to transfer multiple services. For these contracts, the Group accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation.
The Group charges commission fees for sales transaction consummated on GigaCloud Marketplace. The Group acts as an agent, as it does not take control of the merchandise provided by the Sellers at any time during the transactions and does not have latitude over pricing of the merchandise. The Group sets a percentage of the transacted product value as commission fees initially when a transaction is completed; and, for customers whose monthly transaction value reaches certain specified hurdles, they would receive a varying level of credits that is applied retrospectively depending on the tier they have reached. Revenue of commission fee is recognized upon successful sales of the merchandise by the Sellers when the Buyers take ownership of the merchandise and could control the merchandise at their wish. As the Group resets and confirms the credit and hence the effective rate of commission fee for each Seller at the end of each calendar month, no estimation is required beyond the end of each month.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

The Group also offers comprehensive supply chain solutions for Sellers. The Group provides services to help the Sellers to ship the merchandise from the Sellers’ manufacturing plant to the Group’s oversea warehouses, utilizing the Group’s extensive shipping network consisting of ocean transportation providers, custom declaration agents, and domestic shipping companies. Further, the Group also provide warehousing service to the Sellers and Buyers, whoever have the ownership of the merchandise, in connection with the storage of merchandise in the Group’s warehouses, as well as the last-mile delivery services from the Group’s warehouses to domestic destinations designated by the Buyers. Revenues resulting from these services are recognized over time, as the Group performs the services in the contracts with continuous transfer of control to the Sellers or Buyers, and they could simultaneously receive and consume the benefits of the Group’s performance as it occurs. The Group is acting as a principal in providing warehousing service, ocean transportation service and last-mile delivery services and recognizes revenue on a gross basis, as the Group determines the price and selects carriers on its own discretion.
The Sellers and Buyers could choose one or several of the above-mentioned services on GigaCloud Marketplace. Therefore, there may be multiple performance obligations included in one transaction. Revenue is allocated to each performance obligation based on its standalone selling price. The Group generally determines standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, the Group estimates the standalone selling price based on multiple factors, including but not limited to management approved price list or cost-plus margin analysis.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

(
o
) Cost of Revenues
Cost of product sales primarily consists of the purchase price of merchandise, shipping and handling costs for self-owned merchandise, warehouse rental expenses excluding the portion allocated to cost of service revenue, packaging fees and personnel related costs. Cost of services primarily consists of the domestic delivery cost, a portion of warehouse rental expenses, as well as the costs associated with the operation of the GigaCloud Marketplace.
The shipping and handling costs primarily consist of those costs incurred during the process of delivery in North America and markets in other regions, including the expenses attributable to shipment and handling activities, when the Group delivers a good to a customer.
(
p
) Selling and Marketing Expenses
Selling and marketing expenses mainly consist of platform service fee charged by third-party ecommerce websites arising from Product sales to C of Off-platform ecommerce, promotion expenses, payroll and related expenses for personnel engaged in selling and marketing activities and rental and depreciation expenses relating to facilities and equipment used by those employees.
(
q
) Advertising Expenses
Advertising expenses, including advertisements through various forms of media and marketing and promotional activities, are included in “selling and marketing expenses” in the consolidated statements of comprehensive income when incurred. Total advertising expenses incurred were US$1,075, US$1,851 and US$1,530 for the years ended December 31, 2020, 2021 and 2022, respectively.
(
r
) General and Administrative Expenses
General and administrative expenses mainly consist of share-based compensation, payroll and related costs for employees involved in general corporate functions, expenses associated with the use of facilities and equipment by these employees, such as rental and depreciation expenses, professional fees and other general corporate expenses.
(
s
) Government grants
Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grants will be received. The Group received government grants to support growth and competitiveness in the internet industry. No future related costs are stipulated. The government grants will be recognized in the Group’s consolidated statement of comprehensive income when the grant becomes receivable. Government grants of nil, nil and US$1,085 was recorded in the Group’s consolidated statement of comprehensive income for the years ended December 31, 2020, 2021 and 2022, respectively.
(
t
) Share-based Compensation
The Group applies ASC 718 (“ASC 718”) Compensation—Stock Compensation to account for its share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

Share-based awards in the form of share options, restricted shares and ordinary shares are equity-classified awards and measured at the grant date fair value of the awards. Compensation expenses are recognized using the straight-line basis over the requisite service period, if and when the Group considers that it is probable that the performance condition will be achieved. When no future services are required to be performed in exchange for an award, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date.
Share-based awards in the form of restricted share units are liability-classified awards, as the awards are share-settleable for a fixed monetary amount. The Company recognizes compensation cost for an award with only service condition that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date value of such award that is vested at that date.
The Group elects to recognize the effect of forfeitures in compensation cost when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.
A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. “Not probable-to-probable” modification, which refers to the modification of the award that is not expected to vest under the original vest condition at the date of the modification, the compensation cost should be recognized equal to the modified award’s fair value at the date of the modification. “Probable-to-Probable” modification, which refers to the modification that does not change the expectation that the awards will ultimately vest, the cumulative amount of compensation cost that should be recognized is the original grant date fair value of the award plus any incremental fair value resulting from the modification. Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified.
(
u
) Employee Benefits
The Company’s subsidiaries and the VIEs in the PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated on the monthly basic compensation of qualified employees at a stated contribution rate of 25.5%. The Group has no further commitments beyond its monthly contribution. Employees in the United States are eligible to participate in one or more of savings plans that provide for periodic contributions by the Group based on plan-specific criteria, such as base pay, level and employee contributions.
For the years ended December 31, 2020, 2021 and 2022, the costs and expenses of the obligations to the defined contribution plans amounted to US$1,689, US$1,695 and US$2,610, respectively.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

(
v
) Income Taxes
The Group accounts for income taxes using the asset and liability method. Current income taxes are provided on the basis of income before income taxes for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of comprehensive income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not
that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Group’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Group applies a
“more-likely-than-not”
recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is
“more-likely-than-not”
to prevail based on the facts and technical merits of the position. Tax positions that meet the
“more-likely-than-not”
recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed.
Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in income tax expense.
As disclosed in the Note 1
5
, as of December 31, 2021 and 2022, the Group had recognized tax provision on transfer pricing adjustments. Under PRC laws and regulations, an arrangement or transaction among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the arrangement or transaction takes place. If this occurs, the PRC tax authorities could request the Company’s subsidiaries and VIEs to adjust their taxable income in the form of a transfer pricing adjustment for PRC tax purposes if contractual arrangements among related parties do not represent arm’s length prices. Such a pricing adjustment could adversely affect the Group by increasing the Company’s subsidiaries’ and VIEs’ tax expenses without a corresponding reduction in the tax expenses, which, in turn, could lead to late payment fees and other penalties for underpayment of taxes.
(
w
) Concentration and Risk
Concentration of customers and suppliers
No customers individually represent greater than 10.0% of total revenues of the Group for the years ended December 31, 2020, 2021 and 2022.
One customer individually represents greater than 10.0% of total accounts receivable balance of the Group as of December 31, 2021 and three customers individually represents greater than 10.0% of total accounts receivable balance as of December 31,
2022
.

	December 31, 2021	December 31, 2022
	proportion of total accounts receivable balance	proportion of total accounts receivable balance

Customer A	26.6%	28.3%
Customer B	*	14.5%
Customer C	*	10.1%

*	Less than 10.0% of total accounts receivable balance as of the year end.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

There
are no suppliers from whom purchases individually represent greater than 10.0%
of the total purchases of the Group for the years ended December 31, 2020, 2021 and 2022.
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, and accounts receivable.
The Group’s investment policy requires cash and restricted cash to be placed with high quality financial institutions and to limit the amount of credit risk from any one institution. The Group regularly evaluates the credit standing of the counterparties or financial institutions.
Accounts receivable (Note 3), derived from product sales and provision of services on the Group’s GigaCloud Marketplace, as well as amounts due from third-party payment platforms (Note 5) derived from payment from individual customers collected by third-party payment platforms on behalf of the Group, are exposed to credit risk. The assessment of the counter parties’ creditworthiness is primarily based on past history of making payments when due and current ability to pay, taking into account information specific to the counter parties as well as pertaining to the economic environment in which the counter parties operate. Based on this analysis, the Group determines what credit terms, if any, to offer to each counter party individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to or through the counter parties or require the counter parties to pay cash in time to secure payment.
Interest rate risk
The Group’s borrowings bear interests at fixed rates. If the Group were to renew these borrowings, the Group might be subject to interest rate risk.
Foreign currency exchange rate risk
The Group is exposed to risks from foreign currency exchange rate fluctuations on the translation of foreign operations into U.S. dollars and on the purchase of goods by these foreign operations that are not denominated in their local currencies. Changes in currency rates resulted in gains (losses) of US$1.0 million, US$
(2.0)
million and US$
(4.9)
million for the years ended December 31, 2020, 2021 and 2022, respectively, primarily due to foreign currency exchange rate fluctuations against the U.S. dollar.
(
x
) Earnings per Share
Basic earnings per share is computed by dividing net income attributable to ordinary shareholders, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class
method. Under the
two-class
method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. A net loss is not allocated to participating securities when the participating securities do not have contractual obligations to share losses.
The Company’s preferred shares are participating securities as they participate in undistributed earnings on an as-converted
basis. The preferred shares do not have a contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to the ordinary shares and preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.
Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the as-converted
method, and exercise of outstanding warrant and share-based awards using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

(
y
) Segment Reporting
The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s chief executive officer and management personnel do not segregate the Group’s business by revenue steam or geography. Management has determined that the Group has one operating segment.
(
z
) Statutory Reserves
In accordance with the PRC Company Laws, the
paid-in
capitals of the PRC subsidiaries and VIEs are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.
In addition, in accordance with the PRC Company Laws, the Group’s PRC subsidiaries and VIEs must make appropriations from their after-tax
profits as determined under the generally accepted accounting principles in the PRC (‘‘PRC GAAP’’) to non-distributable
reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax
profits after offsetting any prior year losses as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.
The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.
No appropriation to the reserve fund was made by the PRC subsidiaries and VIEs, as these PRC companies had accumulated losses as determined under PRC GAAP for the years ended December 31, 2020, 2021 and 2022.
(a
a
) Recent Accounting Pronouncements
In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features and eliminates some of the conditions for equity classification in ASC 815-40 for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and generally requires them to include the effect of share settlement for instruments that may be settled in cash or shares. The Group adopted this standard on January 1, 2022, and such adoption did not impact on the consolidated financial statements.
The Group adopted ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance, on January 1, 2022. This ASU requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model. The adoption of this standard did not have a material impact on the consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326”. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASC 326 eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. The Group will adopt this ASC 326 on January 1, 2023. The adoption of this standard will result in a change of the Group’s provision policy primarily for accounts receivable, but is not expected to have a material impact on the Group’s consolidated financial statements.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

3. ACCOUNTS RECEIVABLE, NET
Accounts receivable, net, consisted of the following:

	December 31,
	2021	2022
	US$	US$
Accounts receivable	18,187	27,379
Allowance for doubtful accounts	(151)	(237)

Accounts Receivable, net	18,036	27,142

The movement of the allowance for doubtful accounts is as follows:

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
Balance as of the beginning of the year	(53)	(64)	(151)
Additions charged to bad debt expense	(11)	(87)	(86)

Balance as of the end of the year	(64)	(151)	(237)

4. INVENTORIES
Inventories consisted of the following:

	December 31,
	2021	2022
	US$	US$
Products available for sale	56,444	59,829
Goods in transit	24,997	18,509

Inventories	81,441	78,338

5. PREPAYMENTS AND OTHER CURRENT ASSETS
Prepayments and other current assets are consisted of the following:

	December 31,
	2021	2022
	US$	US$
Value-added taxes recoverable	564	201
Advances to suppliers	1,407	1,067
Amounts due from third-party payment platforms	3,165	3,814
Deposits	29	29
Prepaid expenses	3,617	1,405
Others	298	1,050

Prepayments and Other Current Assets	9,080	7,566

The deposits recorded in the prepayments and other current assets represent the deposits made to lessors for leasing warehouses and equipment, which are receivable within a year. The deposits of US$3,211 and US$3,182 as of December 31, 2021 and 2022, respectively, that are expected to be received beyond a year are recorded in the non-current
assets.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

6. PROPERTY AND EQUIPMENT, NET
Property and equipment, net, as of December 31, 2021 and 2022 consisted of the following:

	December 31,
	2021	2022
	US$	US$
Office and other equipment	1,350	1,755
Vehicles	218	263
Logistics, warehouse and other heavy equipment	10,739	13,630

Property and Equipment	12,307	15,648
Less: Accumulated depreciation	(1,232)	(2,595)

Property and Equipment, net	11,075	13,053

The carrying amounts of the Group’s property and equipment, net, acquired under finance
leases as of December 31, 2021 and 2022 were as follows:

	December 31,
	2021	2022
	US$	US$
Logistics, warehouse and other heavy equipment	7,296	10,015

Property and Equipment	7,296	10,015
Less: Accumulated depreciation	(273)	(926)

Property and Equipment, net	7,023	9,089

Depreciation expenses on property and equipment were allocated to the following expense items:

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
Cost of revenues	188	573	970
General and administrative expenses	39	202	416

Total depreciation expenses	227	775	1,386

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

7. BORROWINGS

	December 31,
	2021	2022
	US$	US$
Unsecured bank loans	582	207

Long-term borrowings	582	207

Current portion of long-term borrowings	345	207
Long-term borrowings, excluding current portion	237	—
In June 2020, the Group borrowed a
six-year
unsecured loan of US$68 from HSBC with an interest rate of 2.50% per annum. The loan can only be used for business benefits. The Group made full repayment to HSBC on August 25, 2021.
In July and October of 2020, the Group borrowed two three-year loans from MIZUHO Bank with the principal of US$375 and US$756, respectively. The loans bear no interest rate and are guaranteed by the chairman of the board of Oriental Standard Japan Co., Ltd.

For the years ended December 31, 2021 and 2022, the Group repaid bank loans in the amount of US$430 and US$312, respectively.
8. ACCOUNTS PAYABLE

	December 31,
	2021	2022
	US$	US$
Vendor payable	7,395	10,472
Shipping charges payable and others	17,745	21,101

Accounts Payable	25,140	31,573

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2021	2022
	US$	US$
Finance lease obligations , current (Note 10)	2,343	2,916
Salary and welfare payables	3,070	3,957
Refundable deposits on GigaCloud Marketplace*	9,230	19,772
Professional fee accruals	900	983
Sales refund liability	1,417	1,532
Obligations under the remorse protection program	437	307
Prepaid consideration of restricted shares**	—	517
Liability classified share-based compensation	—	110
Other payables	2,324	6,968

Accrued Expenses and Other Current Liabilities	19,721	37,062

*
Refundable deposits on GigaCloud Marketplace represent the balance of deposits from Buyers and Sellers which could be withdrawn or used for their future purchase of the Group’s services or merchandise on GigaCloud Marketplace.

**
Pursuant to the 2017 Share Incentive Plan, in February 2022, the board of directors resolved to grant 210,898 restricted shares to its employees and non-employee service providers. The amount of US$1,578 prepayment of consideration that received by the Group before cliff vesting of such restricted shares was initially recorded in accrued expenses and other current liabilities. During the year ended December 31, 2022 and with the consummation of the
initial public offering (“IPO”),
141,864 restricted shares were vested, and the related consideration of US$1,061 were transferred from accrued expenses and other current liabilities to additional paid-in capital, while the remaining of US$517 was recorded in accrued expenses and other current liabilities as of December 31, 2022.

10. LEASES
The Group leases office space, warehouse and equipment. Most of these leases are operating leases, the Group considers various factors such as market conditions and the terms of any renewal options that may exist to determine whether it will renew or replace the lease. In the event the Group is reasonably certain to exercise the option to extend a lease, the Group will include the extended terms in the operating lease right-of-use
asset and operating lease liability. Certain warehouse storage shelves are leased under finance leases, which have a fixed lease term of three years from the lease commencement dates.
The gross amounts of assets and liabilities related to both operating and finance leases were as follows:

	Balance Sheet Caption	December 31, 2022
		US$
Assets:
Operating lease right-of-use assets	Operating lease right-of-use assets	144,168
Finance lease right-of-use assets	Property and equipment, net	9,089

Total right-of-use assets		153,257

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

	Balance Sheet Caption	December 31, 2022
		US$
Liabilities:
Current:
Operating lease liabilities	Current operating lease liabilities	(27,653)
Finance lease liabilities	Accrued expenses and other current liabilities	(2,916)
Non-current:
Operating lease liabilities	Operating lease liabilities, non-current	(116,564)
Finance lease liabilities	Finance lease obligations, non-current	(867)

Total lease liabilities		(148,000)

The components of lease cost were as follows:

Year ended December 31, 2022
US$
Operating lease cost	29,564
Finance lease cost
Amortization of right-of-use assets	653
Interest on lease liabilities	557
Short-term lease costs	307

Total	31,081

Lease terms and discount rates are as follows:

December 31, 2022
Weighted average remaining lease term (years):
Operating leases	6.05
Finance leases	1.21

Weighted average discount rate:
Operating leases	1.36%
Finance leases	11.46%

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

Future minimum lease payments as of December 31, 2022, including rental payments for lease renewal options the Group is reasonably certain to exercise were as follows:

	Operating leases	Finance leases
	US$	US$
2023	29,441	3,172
2024	29,543	894
2025	26,466	—
2026	22,867	—
2027	16,673	—
2028 and thereafter	25,713	—

Total lease payments	150,703	4,066
Less: imputed interest	(6,486)	(283)

Present value of lease liabilities	144,217	3,783

Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2022
US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	27,175
Operating cash flows from finance leases	557
Financing cash flows from finance leases	3,624

Right-of-use assets obtained in exchange for lease obligations a
Operating leases	24,270
Finance leases	2,719

a.
This supplemental non-cash disclosure for right of use assets obtained in exchange for new lease liabilities refers to an increase in lease liabilities associated with obtaining new right of use assets.

The approximate future minimum lease payments under operating leases as of December 31, 2021 follow:

Year ended December 31, 2021	US$
2022	31,054
2023	28,101
2024	24,543
2025	19,421
2026	14,914
2027	8,353
2028	2,637

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

The Group’s capital lease obligations as of December 31, 2021 are summarized as follows:

	December 31, 2021
	Present value of the minimum lease payments	Total minimum lease payments
	US$	US$
Within 1 year	2,343	2,724
After 1 year but within 2 years	2,016	2,154
After 2 years	329	336

	4,688	5,214
Less: total future interest expense		(526)

Present value of lease obligations		4,688

Including:
Current portion		2,343
Non-current portion		2,345
11. PREFERRED SHARES
Series A Preferred Shares
On September 1, 2006, DCM IV, L.P. (“DCM IV”), DCM Affiliates Fund IV, L.P. (“DCM IV Affiliates”, together with DCM IV are referred to as “DCM”) and DT Ventures China Fund II, L.P. (“DT”) lent loans with an aggregate amount of US$600 to the Company. The loans assumed an interest rate of 7.04% per annum.
On November 23, 2006, DCM IV, DCM IV Affiliates and DT respectively subscribed 83,477 shares, 2,123 shares and 36,400 shares of Series A Convertible Preferred Shares (in aggregate of 122,000 shares, “Series A Preferred Shares”), at US$50 per share with total cash consideration of US$6,100. On the same day, DCM IV, DCM IV Affiliates and DT converted the loans and accrued interest, with total amount of US$610, into 8,322 shares, 211 shares and 3,657 shares of Series A Preferred Shares, respectively, (12,190 shares in aggregate), at US$50 per share.
Series B Preferred Shares
On February 25, 2009, DCM and DT lent loans with an aggregate amount of US$2,500 to the Company. The loans did not bear an interest rate. On February 28, 2013, DCM IV, DCM IV Affiliates and DT respectively subscribed to 4,462,264, 113,478 and 1,708,431 of Series B Convertible Preferred Shares (in aggregate of 6,284,173 shares, “Series B Preferred Shares”), at US$0.32 per share with total consideration of US$2,000. On the same day, DCM IV, DCM IV Affiliates and DT converted the loans with total amount of US$2,500 into 5,373,699 shares, 136,656 shares and 2,344,859 shares of Series B Preferred Shares, respectively, (7,855,214 shares in aggregate) at US$0.32 per share. On February 28, 2013, Larry Lei Wu subscribed 1,571,043 shares of Series B Preferred Shares at US$0.32 per share with total cash consideration of US$500.
On February 28, 2013, the Company entered into a share repurchase agreement, pursuant to which the Company repurchased 4,075,522 shares, 103,643 shares and 1,539,677 shares of Series B Preferred Shares from DCM IV, DCM IV Affiliates and DT, respectively, (in aggregate of 5,718,842 shares, “Repurchased Shares”), at a repurchase consideration of one U.S. dollar for each investor. All of these Repurchased Shares were canceled immediately on the same day. The Company considered such repurchase a linked transaction with the subscription of Series B Preferred Shares as mentioned in above.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

Series C Preferred Shares
On August 1, 2014, the Company acquired Comptree International Limited. (“Comptree”) by issuing 2,905,802 shares of ordinary shares to FireDragon Holdings Inc. (“FireDragon”), 964,981 ordinary shares to DCM IV, 24,540 ordinary shares to DCM IV Affiliates and 4,358,702 Series C convertible Preferred Shares (“Series C Preferred Shares”) to DT eCommerce Investment Limited (“DT eCommerce”) in exchange for 100% shares of interests in Comptree held by FireDragon and DT eCommerce, for the purpose of the Group’s business expansion into the United States. FireDragon was owned by the founder of Comptree. DT eCommerce was under common control of DT. Based on the mutual understanding of all parties, 794,822 shares of ordinary shares issued to FireDragon was shares granted to Lianya Pan for his continuing service to the Group, who was the previous chief executive officer of Comptree and sole shareholder of FireDragon. The remaining ordinary shares issued to FireDragon and Series C Preferred Shares issued to DT eCommerce were considered as the acquisition consideration of Comptree.
Regarding the common shares and Series C Preferred Shares issued as mentioned above, the Company measured their fair value as of the acquisition date. Fair value is estimated based a discounted cash flow method, as of the valuation date.
Series D Preferred Shares
On March 27, 2017, Hong Kong Red Star Macalline Universal Home Furnishings Limited (“Red Star”) subscribed 2,943,786 Series D Convertible Preferred Shares (“Series D Preferred Shares”) at US$2.74 per share with total cash consideration of US$8,053.
Series E Preferred Shares
On November 24, 2020, Honeysuckle Creek Limited (“JD”) and HUA YUAN INTERNATIONAL LIMITED (“HUA YUAN”) respectively subscribed 2,719,802 shares and 1,279,907 Series E Convertible Redeemable Preferred Shares (in aggregate of 3,999,709 shares, “Series E Preferred Shares”), at US$6.25 per share with total cash consideration of US$25,000.
The rights, preferences and privileges of the Preferred Shares are as follows:
Redemption Rights
There are no redemption rights for the Series A, B, C, and D Preferred Shares.
The investors of Series E Preferred Shares have a right to require the Company to redeem their investments, at any time and from time to time on or after the date of the earliest to occur of the following (i) the Company fails to complete a qualified IPO within seven years after the closing date; (ii) any material breach by any warrantor of any of their respective representations, warranties, covenants or undertakings under the transaction documents; (iii) any commission of, or participation in, fraudulent act or act of dishonesty by any founder against any company within the Group which has severely harm interests of the Series E shareholders; (iv) loss of control; (v) the termination of employment of Larry Lei Wu with any company within the Group; (vi) the occurrence of non-compliance
with or violation of any applicable laws by any company within the Group which have a material adverse effect; (vii) the shareholders of Series A, B, C, and D Preferred Shares have become entitled to request, and have so requested, redemption of their Preferred Shares.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

The redemption price equals to 100% of the Series E Preferred Shares issue price with an 6% compound per annum, plus any declared but unpaid dividends on such Preferred Shares.
Conversion Rights
At the option of the holders, each Preferred Share, all or any portion of that, may be converted at any time prior to a qualified IPO after the original issue date into ordinary shares at an initial conversion ratio of
1:1
. Further, without any action being required by the holder of such share and whether or not the certificates representing such share are surrendered to the Company or its transfer agent, the Preferred Share shall automatically be converted into ordinary shares upon (i) the closing of a qualified IPO, based on the then effective applicable conversion price or (ii) the date specified by written consent or agreement of the holders of seventy-five percent (75%) of the then outstanding Preferred Shares.
In case the Company shall (a) pay a dividend or make a distribution on its ordinary shares in ordinary shares, (b) subdivide or reclassify its outstanding ordinary shares into a greater number of shares, or (c) combine or reclassify its outstanding ordinary shares into a smaller number of shares, the applicable conversion price in effect immediately prior to such event shall be adjusted so that the holder of the Preferred Shares thereafter converted shall be entitled to receive the number of ordinary shares of the Company which it would have owned or have been entitled to receive after the happening of such event had the Preferred Shares been converted immediately prior to the happening of such event. An adjustment shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective on the effective date in the case of subdivision, combination or reclassification. If any dividend or distribution is not paid or made, the applicable conversion price then in effect shall be appropriately readjusted.
The conversion of Preferred Shares may be effected, to the extent permitted by the statute, by any of the following methods: (i) a redesignation of the Preferred Shares being converted; (ii) a repurchase of such Preferred Shares and issue of the relevant number of ordinary shares; or (iii) in other manner as the board of directors may determine (including affirmative vote) and as permitted by the statute.
Voting Rights
Each Preferred Share has voting rights equivalent to the number of ordinary shares into which such Preferred Shares could be then convertible.
Dividend Rights
Non-cumulative
dividends per Preferred Share of 8% per annum when and if declared by the board of the Company, prior and in preference to holders of all other current or future class or series of shares of the Company, including the ordinary shares. After the preferential dividends have been paid in full or declared and set apart in any fiscal year of the Company, any additional dividends out of funds legally available therefor may be declared in that fiscal year for the ordinary shares and, if such additional dividends are declared, then such additional dividends shall be declared pro rata on the ordinary shares and all Preferred Shares on an as-converted
basis.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

Liquidation Preferences
In the event of any liquidation, holders of the Preferred Shares shall be entitled to receive, prior and in preference to any distribution or payment shall be made to the holders of any ordinary shares, the liquidation preference amount per share is equal to one hundred percent (100%) of the original issue price on each Preferred Share (adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions), as the case may be, plus all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) per Series A to E Preferred Shares, except the Series C, then held by such holder.
Liquidation preference is as follows in sequence: Series E Preferred Shares, Series D Preferred Shares, Series B Preferred Shares, Series A Preferred Shares. After distribution or payment of the subscription price in full, of the liquidation preference amount distributable or payable on the Series E Preferred Shares, Series D Preferred Shares, Series B Preferred Shares and Series A Preferred Shares, the remaining assets of the Company available for distribution to members shall be distributed ratably among the holders of outstanding ordinary shares and holders of outstanding Preferred Shares on an as-converted
basis.
If the Company increases its share capital at a price lower than the price paid by the investors on a per share basis, the investors have a right to require the Company to issue new shares for nil consideration (or nominal consideration) to the investors, so that the total amount paid by the investors divided by the total amount of share capital obtained is equal to the price per share in the new issuance.
Drag-along Rights
Regarding Series A, B and C Preferred Shares, in the event that (i) at any time after the closing date, the Company receives an offer from any person, who has delivered a good faith written offer to purchase all or any portion of a shareholder’s shares, including without limitation, the beneficial ownership of any shareholder’s shares through the transfer of any of the underlying equity ownership of such shareholder, that if consummated, will result in a deemed liquidation event, and (ii) such offer is approved by the holders of at least seventy-five percent (75%) of the total issued and outstanding Preferred Shares, then the Company and each shareholder agree that: (i) the Company shall send written notice to all existing shareholders within five business days of receipt of the offer; and, (ii) the holders of ordinary shares shall sell and transfer, and shall procure all holders of ordinary/preferred shares to sell and transfer, their ordinary/preferred shares on terms and conditions set forth in the offer.
Regarding Series D and E Preferred Shares, in the event that (i) at any time after the closing date, the Company receives an offer from any person, who has delivered a good faith written offer to purchase all or any portion of a shareholder’s shares, including without limitation, the benefit ownership of any shareholder’s shares through the transfer of any of the underlying equity ownership of such shareholder, that if consummated, will result in a deemed liquidation event, and (ii) such offer is approved by the holders of at least seventy-five percent (75%) of the total issued and outstanding Preferred Shares and the holders of at least fifty-one
percent (51%) of the total issued and outstanding ordinary shares, then the Company and each shareholder agree that: (i) the Company shall send written notice to all existing shareholders within five business days of receipt of the offer; and, (ii) the holders of ordinary shares shall sell and transfer, and shall procure all holders of ordinary/preferred shares to sell and transfer, their ordinary/preferred shares on terms and conditions set forth in the offer.
If the Drag-along rights are triggered on or prior to the fifth anniversary from the closing date, the Drag-along rights shall not apply unless such the sale results in aggregate proceeds of an agreed amount, of at least US$40,000 for the Series A, B and C Preferred Shares, or US$150,000 for the Series D and E Preferred Shares. The Drag-along rights shall terminate upon a qualified
IPO. Given the Company has been listed in August 2022 (see Note 12 for details), the Drag-along rights were terminated accordingly.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

Right to purchase additional shares
On March 27, 2017, the Company entered an Adjustment Agreement (the “VAM Agreement”) with Larry Lei Wu, certain management team members and Red Star, the Series D Preferred Shareholder. The VAM Agreement gives Red Star the option to require (i) the Company to acquire certain ordinary shares and vested stock options from management and Larry Lei Wu at a nominal price of one U.S. dollar and (ii) issue additional Series D Preferred shares to Red Star, also at a nominal price of one U.S. dollar (the “Warrant”), under certain condition when milestones stipulated in the VAM Agreement could not be satisfied.
Milestones have been stipulated in the VAM Agreement and the parties agree that no adjustment under this VAM Agreement will be made if:

a.	the 2017 sales revenue exceeds US$79,200, and the 2018 net profits exceed US$6,300; or

b.
the Company completes a qualified financing prior to June 30, 2019, for which the pre-money
valuation of the Company in such one or more rounds of financing shall be no less than US$144,953 (the “Target Valuation”) with a total investment amount or subscription price in such next one or more rounds of financing transaction of no less than US$3,000.

The VAM Agreement also stipulates the adjustment procedures, that the Company and Larry Lei Wu and those management team members shall procure the Company to, promptly furnish to Red Star, prior to July 15, 2019, a written statement setting forth whether there is an adjustment, showing in detail the facts upon which the adjustment is based on (if any) (the “Company’s Notice”) with the 2017 financial statements, the 2018 financial statements, and/or the financing documents relating to the milestones. Red Star shall be entitled to furnish to the Company a written statement (the “Investor’s Notice”) requesting the adjustment before September 30, 2019.
This VAM Agreement shall be terminated upon the occurrence of any of the following events: (i) the parties agree to terminate this VAM Agreement; or (ii) the adjustment exemption applies upon the confirmation of Red Star; or (iii) Red Star has not furnished the Investor’s Notice to the Company prior to September 30, 2019.
The Company satisfied the milestone of 2017 sales revenue, failed the milestones of 2018 net profits and the failed to complete a qualified financing prior to June 30, 2019. The Company sent a notice to Red Star before July 15, 2019. However, Red Star did not furnish the Investor’s Notice to the Company. Therefore, the Company was not required to perform the adjustment procedures, acquiring any ordinary share and vested options from Larry Lei Wu and the management team or sell additional Series D Preferred Shares to Red Star. The VAM Agreement was terminated on September 30, 2019.
The Company classified Series E Preferred Shares as mezzanine equity in the consolidated balance sheets, as they are contingently redeemable upon occurrence of certain events outside of the sole control of the Company. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Series E Preferred Shares to equal the redemption value at the end of each reporting period, as if it were also the redemption date of the Preferred Shares.
The Company classified Series A, B, C and D Preferred Shares as permanent equity according to temporary equity exception in
ASC
480-10-S99-3A(3f)
. Once a deemed liquidation event is triggered, all preferred shareholders are entitled to request the Company to liquidate with the liquidation proceeds being distributed among all shareholders based on the stipulated liquidation preference. The Company’s shareholders would receive the same form of consideration.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

The Company evaluated the embedded conversion and redemption options in the series of Preferred Shares to determine if the embedded conversion option require bifurcation and accounting for as a derivative, and concluded that the embedded conversion and redemption options of Preferred Shares did not need to be bifurcated pursuant to ASC 815,
Derivatives and Hedging
, because these terms do not permit net settlement, nor can they be readily settled net by a means outside the contract, nor can they provide for delivery of an asset that puts the holders in a position not substantially different from net settlement. The Company also determined that there was no beneficial conversion feature attributable to Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares on the commitment date was estimated by management, which involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including discount rate, risk-free interest rate and subjective judgments regarding the Company’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made.
The Company determined that the Warrant granted to Red Star should not be identified as a freestanding instrument, nor should it be bifurcated, as the option could not be separate and apart from Series D Preferred Shares, nor could it be legally detachable and separately exercisable from host contract. Further, the Warrant is not considered as a derivative either, because there is no net settlement available as the Company is not a listed company.
Activities of the Series E Preferred Shares for the years ended December 31, 2020, 2021 and 2022 consisted of the following. As disclosed in the Note 12, Series E Preferred Shares were converted to the Company’s Class A ordinary shares upon the completion of the Company’s IPO.

Series E Preferred Shares
US$
Balance as of January 1, 2020	—
Issuance for cash	25,000
Issuance costs	—
Accretion of Preferred Shares	152

Balance as of December 31, 2020	25,152
Accretion of Preferred Shares	1,500

Balance as of December 31, 2021	26,652

Accretion of Preferred Shares	941
Conversion to Class A ordinary shares	(27,593)

Balance as of December 31, 2022	—

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

12. ORDINARY SHARES
As of December 31, 2020, the Company’s authorized ordinary shares were 38,572,025 with par value of US$0.05 per share. The number of ordinary shares issued and outstanding was 9,495,844.
On July 11, 2021, the board of directors resolved to approve the exercise of 1,587,086 share options (See Note 13). The number of ordinary shares issued and outstanding was 11,082,930 as of December 31, 2021.
In February 2022, the Company issued 26,738 ordinary shares to the Group’s former chief financial officer at the consideration of US$2. The former chief financial officer terminated his service in the Group in January 2022, the ordinary shares were granted as the compensation for his past service to the Group. Fair value of these shares was determined using the income approach and equity allocation method on the issuance date. The share-based compensation
expenses of nil
, nil
and US$199
were recorded in general and administrative expenses in the consolidated statement of comprehensive income for the year ended December 31, 2020, 2021 and 2022.
In July 2021, the Company established Dongsi Tou Tiao Trust and Dongsi Er Tiao Trust, which are collectively referred to as the Equity Incentive Trusts, under their respective trust deeds dated in July 2021. Dongsi Tou Tiao Trust and Dongsi Er Tiao Trust controls and manages the British Virgin Islands incorporated entities, Dongsi Tou Tiao Limited and Dongsi Er Tiao Limited, respectively, which are collectively referred to as the Trust Holdcos. In February 2022, the Company issued 4,765,903 ordinary shares to the Trust Holdcos, for the purpose of issuing ordinary shares to the grantees upon the exercise of 210,898 restricted shares and 4,555,005 share options. The ordinary shares issued to the Trust Holdcos were accounted for as treasury shares of the Company upon issuance. The Trust Holdcos do not hold any other assets or liabilities as of December 31, 2022, nor earn any income nor incur any expenses for the year then ended. During the year ended December 31, 2022 with the consummation of the IPO, 141,864 restricted shares were released from restriction for the satisfaction of vesting condition (see Note 13 for details). The related par value with immaterial amount was deducted from treasury shares and transferred to additional paid-in capital.
In July 2022, the Company’s board of directors resolved to adopt a dual-class voting structure that will become effective immediately prior to the completion of its IPO. Holders of Class A ordinary shares and holders of Class B ordinary shares will have the same rights, except for voting and conversion rights. In respect of matters requiring a shareholder’s vote, each Class A ordinary share will be entitled to one vote and each Class B ordinary share will be entitled to ten votes.
Upon completion of the IPO, the Class B ordinary Shares will be held only by Mr. Larry Lei Wu and his vehicles, namely Ji Xiang Hu Tong Holdings Limited and Talent Boom Group Limited. All other shareholders will hold only Class A ordinary shares. Each Class B ordinary share was stipulated to be convertible into one Class A ordinary share at any time, by the holder thereof. However, Class A ordinary shares were not entitled to be convertible into Class B ordinary shares at any time, under any circumstances.
In August 2022, the Company completed its IPO on the Nasdaq Global Market, or Nasdaq, under the symbol “GCT”. Upon the completion of the IPO:

a.
The dual-class voting structure has become effective. 1,571,043 Series B redeemable convertible preferred shares (“Preferred Shares”) which were beneficially owned by Mr. Larry Lei Wu, the founder, chairman of board of directors and chief executive officer of the Company were converted to Class B ordinary shares at a par value of US$0.05 per share on a one-for-one-basis.
7,755,689 ordinary shares issued and held by Mr. Larry Lei Wu and his vehicles were redesignated as Class B ordinary shares.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

b.
The Series B Preferred Shares held by investors other than Mr. Larry Lei Wu and all other series of Preferred Shares (including 3,999,709 Series E Preferred Shares which were recorded as mezzanine equity) with the aggregated 19,856,932 shares were converted to Class A ordinary shares at a par value of US$0.05 per share on a one-for-one-basis.
8,119,882 ordinary shares issued and held by shareholders other than Mr
.
Larry Lei Wu and his vehicles were redesignated as Class A ordinary shares.

c.
The Company issued 3,381,000 Class A ordinary shares (including 441,000 Class A ordinary shares issued to the underwriter by exercising its over allotment option) at an issuance price of US$12.25 per share for net proceeds of US$33.4 million, after deducting underwriting commissions and other offering expenses in the aggregated amount of US$8.0 million.

13. SHARE-BASED COMPENSATION
In addition to the ordinary shares issued to the Group’s former chief financial officer in February 2022 as disclosed in the Note 12, the Group granted share-based awards to certain employees and non-employee service providers, of which, the details are specified as follows:
2017 Share Incentive Plan
On March 27, 2017, the board of directors resolved to approve another share award scheme (the “2017 Share Incentive Plan” or the “2017 Plan”) to the Group’s eligible employees and non-employee
service providers.
Share options
In 2020,
2,833,812
share awards under 2017 Plan were granted, of which,
114,258
share awards were granted to
non-employee
service providers for providing operation consultation and business development services. The remaining
2,719,554
share awards were granted to the Group’s directors and employees. Of the total grants, 1,661,635 share options contained service condition that required the grantees to render services for a period ranged from six months to forty-two months.
On October 15, 2020, Larry Lei Wu entered into an arrangement with the Company, whereby
389,486
share options were repurchased by the Company with the price at US$
6.25
per share with total consideration of US$
2,435
. The repurchases did not trigger the consideration of classification of the share options from equity to liability, as the repurchase was within the sole control of the Company.
On July 11, 2021, the Company’s board of directors resolved to approve the immediate exercise of 1,587,086
share options, which were granted under the 2017 Plan to certain directors and key employees on July 1, 2020 and July 1, 2021, respectively. These share options were originally exercisable upon a qualified IPO before expiration date of ten years
 after grant dates with no vesting condition stipulated. The Group accounted for the modification as a not probable-to-probable modification. Such modification resulted in unrecognized share-based compensation expenses of US$9,681 as general and administrative expenses in the consolidated statement of comprehensive income for the year ended December 31, 2021.
In July 2021, the board of directors further resolved to grant 1,160,557 share options to the Group’s eligible employees under the 2017 Plan. No service condition was stipulated for the share options.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

Except for the repurchase of
389,486
share awards in 2020 and the modification of
1,587,086
awards made to certain directors and key employees in 2021, all outstanding share awards as of December 31, 2020 and 2021 can only be exercised upon the consummation of a qualified IPO before expiration date of
ten years
after the date of the awards. The completion of a qualified IPO is considered a performance condition of the awards. A qualified IPO is not considered being probable by management before it is completed. Under ASC 718, compensation cost should be recognized if it is probable that the performance condition will be achieved. As a result, no compensation expense was recognized related to these shares awards.
A summary of the share options for the years ended December 31, 2020 and 2021 is presented below:

	Number of shares	Weighted average exercise price	Weighted average grant-date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US $
Outstanding at January 1, 2020	2,152,830	0.05	0.40	4.97	753
Granted	2,833,812	0.05	2.30	10	6,376
Repurchased	(389,486)	0.05	6.25	9.14	(2,415)

Outstanding at December 31, 2020	4,597,156	0.05	1.08	6.89	4,714

	Number of shares	Weighted average exercise price	Weighted average grant-date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at December 31, 2020	4,597,156	0.05	1.08	6.89	4,714
Granted	1,160,557	0.05	6.10	10	7,021
Exercised	(1,587,086)	0.05	6.10	9.19	(9,602)

Outstanding at December 31, 2021	4,170,627	0.05	0.57	5.64	2,133

In February 2022, the board of directors resolved to grant 385,434 share options to its employees with no service condition stipulated. The completion of a qualified IPO is considered a performance condition of the share option awards, which is not considered being probable by management before it is completed.
Pursuant to the consummation of the IPO in August 2022, the Group recognized share-based compensation expenses of US$8,825 for 4,529,383 share options upon the vest. In addition, the Group also approved the modification to cancel the service condition of 26,678 share options, which were granted under the 2017 Plan to certain employees on July 1, 2020. The Group accounted for the modification as a probable-to-probable modification but did not record any incremental share-based compensation expense since the fair value of the modified awards immediately after the modification was not greater than the fair value of the original awards immediately before the modification. The Group recorded share-based compensation expenses of US$62 relating to the 26,678 share options with original grant date fair value in general and administrative expenses in the consolidated statement of comprehensive income after the modification. All share options have vested upon the consummation of the IPO.
The following table summarizes activities of share options for the year ended December 31, 2022:

	Number of shares	Weighted average exercise price	Weighted average grant- date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$

Outstanding at December 31, 2021	4,170,627	0.05	0.57
Granted	385,434	0.05	7.43
Outstanding at December 31, 2022	4,556,061	0.05	1.15

Vested and expect to be vested at December 31, 2022	4,556,061	0.05	1.15	5.02	5,239

Exercisable at December 31, 2022	4,556,061	0.05	1.15	5.02	5,239

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

The fair values of share options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

	Year ended December 31,
Grant dates:	2020	2021	2022
Risk-free rate of return	0.67%	1.46%	1.80%
Volatility	45.23%	44.17%	43.6%
Expected dividend yield	0.00%	0.00%	0.00%
Exercise multiple	2.20/2.80	2.20/2.80	2.20/2.80
Fair value of underlying ordinary share	US$2.35	US$6.15	US$7.5
Expected terms	10 years	10 years	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Group’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Group’s options in effect at the option valuation date. Expected dividend yield is zero as the Group does not anticipate any dividend payments in the foreseeable future. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected term is the contract life of the option.
Total compensation expenses recognized are allocated to the following expense items.

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$

Cost of revenues	—	—	487
Selling and marketing expenses	—	—	748
General and administrative expenses	—	9,681	7,652

Total share compensation expenses	—	9,681	8,887

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

Restricted shares
In February 2022, the board of directors also resolved to grant 205,708 and 5,190 restricted shares to its employees and
non-employee
service providers, respectively. The grantees of the restricted shares shall pay in full of the consideration within 45
days at the exercise price of
US$7.48
per share after the grant date of such restricted shares; otherwise, the Company shall be entitled to cancel the grant. The grantees are subject to the service condition of three years’ continuous service since their service commencement in the Group; upon the grantee’s early service termination, the Company shall have the right (but not the obligation) to repurchase all or any portion of the shares in cash, at the amount of the original purchase price actually paid by the grantee for such restricted shares. The restricted shares will immediately be released from restrictions upon the satisfaction of both (1) completion of a qualified IPO, and (2) the completion of the grantees three years’ continuous service since their service commencement in the Group. When both criteria are achieved, the grantees are entitled to cliff and cumulatively vest the total grants. Pursuant to the completion of the IPO in August 2022, as of December 31, 2022, 141,864 restricted shares were released as grantees of such restricted shares satisfied the service condition of three years’ continuous service since their service commencement in the Group.
For the 141,864 restricted shares, the Company recognized trivial amount share-based compensation expenses during the year ended December 31, 2022. The grant date fair value of the restricted shares is US$0.0015, which was estimated using the income approach and equity allocation method. Estimation of the fair value of the shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, discount rate, risk-free interest rate and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. The fair value of these awards was determined by management with the assistance from a valuation report prepared by an independent valuation firm using management’s estimates and assumptions.
On November 18, 2022, the board of directors further resolved to grant 10,000 restricted shares to one non-employee service provider. The exercise price of the restricted shares was stipulated as US$0.05 per share, which is identical with par value of the Company’s ordinary shares. The restricted shares vested immediately after the grants with no further condition required. Given the award was directly attributable to the IPO consummated, the Company recorded the cost of US$59 against the gross proceeds of the offering.
A summary of the Company’s restricted shares for the year ended December 31, 2022 is presented below:

	Number of shares	Weighted average grant date fair value
Outstanding at January 1, 2022	—	—
Granted	220,898	0.2690
Vested	(151,864)	0.3906
Outstanding at December 31, 2022	69,034	0.0015

Expect to be vested at December 31, 2022	69,034	0.0015

As of December 31, 2022, unrecognized compensation expenses with trivial amount relating to the remaining
 69,034
unvested restricted shares will cliff and cumulatively vest upon the satisfaction of the service condition.
In 2022, the Group received the total exercise consideration of these restricted shares amounting to US$1,578. The consideration of US$1,061 related to the vested restricted shares were recorded in additional paid-in capital, while the remaining of US$517 was recorded in accrued expenses and other current liabilities as of December 31, 2022.
14. WARRANT
On July 1, 2022, the Company entered into an agreement with Aegis Capital Corp. (the “Underwriter”), pursuant to which, the Company agrees to issue a warrant to the Underwriter upon the completion of its IPO as additional compensation for the Underwriter’s services, which entitles the Underwriter to purchase up to 1.0% of Class A ordinary shares sold in the IPO in the par value of US$0.05 per share, at the exercise price of 150% of the public offering price of US$12.25 per share.
The Company issued a warrant to the Underwriter at the closing of the offering on August 22, 2022, and the Underwriter is entitled to subscribe for, purchase and receive, in whole or in part, up to 29,400 Class A ordinary shares in the par value of US$0.05 per share, at the exercise price of US$18.375 per share, at any time beginning February 17, 2023, and at or before February 17, 2025.
The warrant is classified as equity under ASC 718. The Company initially recognized warrant in the amount of US$748 in addition paid in capital based on the fair value of the warrant, which was determined using the binomial option pricing model on the issuance date. In addition, given the warrant was directly attributable to the IPO consummated, the Company recorded the cost incurred against the gross proceeds of the offering.

F-4
6

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

The fair value of the warrant upon the issuance during the year ended December 31, 2022 is estimated with the following assumptions used respectively:

Year ended December 31,
2022
Risk-free rate of return	3.14%
Volatility	46.68%
Expected dividend yield	0.00%
Fair value of underlying ordinary share	US$41.41
Expected terms	2.5 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the warrant. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$
for
a term consistent with the expected term of the warrant in effect at the valuation date. Expected dividend yield is zero as the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the warrant.
1
5
. INCOME TAX
a) Income tax
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
The United States of America
The U.S. subsidiaries are subject to U.S. federal income taxes and state and local income taxes. In connection with U.S. tax legislation enacted in December 2017, the federal income tax rate for corporations changed to 21% beginning from January 1, 2018, while state income tax rates generally remained the same as in previous years. The U.S. federal income tax rules also provide for enhanced accelerated depreciation deductions by allowing the election of full expensing of qualified property, primarily equipment, through 2022.
Dividends received from U.S. corporation are U.S. source and would be subject to 30% withholding tax, unless reduced by a tax treaty or agreement.
Hong Kong S.A.R.
Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. The first HK$2,000 of assessable profits earned by a company will be taxed at 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R.
The Inland Revenue (Amendment) (Taxation on Specified Foreign-sourced income) Bill 2022 (“the new FSIE regime”) has been enacted in Hong Kong on December 14, 2022 and will have effect from January 1, 2023 onwards. This is to address the European Union’s inclusion of Hong Kong in the “grey list” in concern of any risk of double non-taxation arising from the tax exemption of offshore passive income for companies in Hong Kong without substantial economic substance. From January 1, 2023, offshore passive income (including interest income, dividend income or gain on disposal of equity interest (where applicable)), that is received or deemed to be received in Hong Kong (i.e., identical to the “received” concept in Singapore), would need to meet additional requirements, including, amongst others, the economic substance requirements (i.e. similar to offshore jurisdictions like Cayman Islands, British Virgin Islands, etc.) in order to continue to be entitled to the offshore income tax exemption in Hong Kong.

F-4
7

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

The PRC
Under the Enterprise Income Tax Law (“EIT Law”) in the PRC, domestic companies are subject to EIT at a uniform rate of 25%. The Company’s PRC subsidiaries and VIEs are subject to the statutory income tax rate at 25%, unless a preferential EIT rate is otherwise stipulated.
On December 24, 2019, the Company’s wholly-owned subsidiary, Gigacloud Suzhou, obtained a certificate from related authorities of local government for “Advanced Technology Service Enterprise (“ATSE”) qualification. This certificate entitled Gigacloud Suzhou to enjoy a preferential income tax rate of 15% for a period of three years from 2019 to 2021 if all the criteria for ATSE status could be satisfied in the relevant years. Subsequently, Gigacloud Suzhou renewed and obtained the ATSE certificate in early 2023, which entitles Gigacloud Suzhou to the preferential tax rate of 15% from 2022 to 2024 if all the criteria for ATSE status could be satisfied in the relevant year.
Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the EIT Law provide that non-resident
legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for EIT Law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.
Dividends paid to
non-PRC-resident
corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a
PRC-resident
enterprise to its
non-PRC-resident
corporate investor for earnings generated beginning on January 1, 2008. As at December 31, 2020, 2021 and 2022, earnings from all foreign subsidiaries and VIEs will be indefinitely reinvested. Hence, the Group has not provided for deferred tax liabilities on undistributed earnings for PRC subsidiaries.
The components of income before income taxes are
as
follows:

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$

Hong Kong S.A.R.	37,211	35,825	27,832
The PRC, excluding Hong Kong S.A.R.	143	1,685	3,734
The U.S.	7,158	9,346	6,502
Others	763	(9,131)	(6,904)

Total	45,275	37,725	31,164

F-
4
8

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

For the years ended December 31, 2020, 2021 and 2022, the details of income tax expense are set forth below:

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
Current
— The U.S.	1,263	2,172	2,706
— The PRC, excluding Hong Kong S.A.R.	5,665	5,750	3,886
— Others	274	415	417

Total current tax expense	7,202	8,337	7,009

Deferred
— The U.S.	638	170	186
— The PRC, excluding Hong Kong S.A.R.	(20)	(39)	(3)

Total deferred tax expense	618	131	183

Income tax expense	7,820	8,468	7,192

The Group prepared the income tax rate reconciliation using the income tax rate of PRC where the Group’s major operation domiciles.
The actual income tax expense reported in the consolidated statements of comprehensive income for each of the years ended December 31, 2020, 2021 and 2022 differs from the amount computed by applying the PRC income tax rate of
25% to profit before income taxes
due
to the following:

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
Computed expected income tax expenses at the PRC tax rate of 25%	11,319	9,431	7,791
Tax rate differential for non-PRC entities	(2,928)	(134)	(1,387)
Preferential tax rate	(31)	(44)	(509)
Net operating loss carryforwards expired	6	933	12
Change in unrecognized tax benefits	38	232	254
Non-deductible expenses	4	2	2
Non-taxable offshore profit in Hong Kong S.A.R*	(6,140)	(6,148)	(4,593)
Special tax adjustment in the PRC**	5,582	5,589	3,263
Others	24	(435)	777
Change in valuation allowance on deferred tax assets	(54)	(958)	1,582

Total	7,820	8,468	7,192

*
On the basis that the operations of GigaCloud Technology (HongKong) Limited (“Giga HK”) that gave rise to the profits derived by Giga HK were entirely undertaken outside of Hong Kong S.A.R, the corresponding profits are treated as offshore sourced and not subject to Hong Kong S.A.R. profits tax.

F-
4
9

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

**	As the profits derived by Giga HK were attributed to the PRC, Gigacloud Suzhou recognized Giga HK offshore sourced profits as taxable income of Gigacloud Suzhou.
b) Deferred tax assets and deferred tax liabilities

	December 31,
	2021	2022
	US$	US$
Net operating losses carryforwards	1,204	2,786
Inventories under the uniform capitalization (UNICAP) rules	808	744
Inventory write-down	619	672
Accrued expenses and other current liabilities	305	308
Operating lease liabilities, current and non-current	—	33,494
Others	134	157

Less: valuation allowance	(1,204)	(2,786)

Total deferred tax assets, net	1,866	35,375

Tax impact of full expensing of qualified property and equipment	(2,080)	(2,370)
Finance leases	—	(80)
Operating lease right-of-use assets	—	(33,322)

Total gross deferred income tax liabilities	(2,080)	(35,772)

Net deferred liabilities	(214)	(397)

The deferred taxes noted above are classified as follows in the Group’s consolidated balance sheets:

	Year ended December 31,
	2021	2022
	US$	US$
Deferred tax assets	72	75
Deferred tax liabilities	(286)	(472)

Net deferred liabilities	(214)	(397)

Changes in valuation allowance are as follows:

	Year ended December 31,
	2021	2022
	US$	US$
Balance at the beginning of the year	2,162	1,204
Additions	322	1,643
Decrease	(1,280)	(61)

Balance at the end of the year	1,204	2,786

F-5
0

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

Unremitted Earnings
As of December 31, 2020, 2021 and 2022, the Group has not respectively recorded approximately US$2,260,
US$4,224
and
US$5,933
,
of deferred tax liabilities associated with remaining unremitted foreign earnings considered indefinitely reinvested, for which foreign income and withholding taxes would be due upon repatriation.
Net Operating Losses and Valuation Allowances
Net operating losses carryforwards of the Company’s subsidiaries and VIEs in jurisdictions other than the PRC do not expire. The net operating losses carryforwards of the Company’s PRC subsidiaries and VIE amounted to US$3,762, US$356 and US$595 as of December 31, 2020, 2021 and 2022
.

US$45, US$26, US$18
,
 US$164
and US$342

will expire if unused by December 31, 2023, 2024, 2025
, 2026
and 202
7
, respectively.
 As of December 31, 2022, the net operating loss carryforwards of the Company’s subsidiary incorporated in the United Kingdom amounted to US$10,137, do not expire. As of December 31, 2022, the net operating loss carryforwards of the Company’s subsidiary incorporated in the Germany amounted to US$2,157, do not expire.
The recoverability of these future tax deductions is evaluated by assessing the adequacy of future expected taxable income from all sources, including taxable income in prior carryback years, reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent the Group does not consider it more-likely-than-not
that a deferred tax asset will be recovered, a valuation allowance is generally established. To the extent that a valuation allowance was established, it is subsequently determined that it is more-likely-than-not
that the deferred tax assets will be recovered, the change in the valuation allowance is recognized in the consolidated statements of comprehensive income.
As of December 31, 2020, 2021 and 2022, the valuation allowances of US$2,162,
US$1,204 and US$2,786 were related to the deferred income tax assets of the certain subsidiaries and VIEs of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.
Uncertain Tax Positions
The benefits of uncertain tax positions are recorded in the Company’s consolidated financial statements only after determining a more-likely-than-not
probability that the uncertain tax positions will sustain, if examined by taxing authorities.
As of December 31, 2020, 2021 and 2022, the amounts of unrecognized tax benefits were
US$801, US$1,033 and US$2,894, respectively, which would affect the Group’s effective income tax rate.
A reconciliation of unrecognized tax benefits from continuing operations is as follows:

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
Unrecognized tax benefits, beginning of year	763	801	1,033
Increases	38	232	254
Reclassified from prior-year income tax payable	—	—	1,607

Unrecognized tax benefits, end of year	801	1,033	2,894

F-5
1

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

The Group classifies interest and penalties related to uncertain tax benefits as income tax expense.
The Group recognizes the benefit of positions taken or expected to be taken in tax returns in the financial statements when it is more-likely-than-not
that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.
Due to uncertainties under the tax law, positions taken on tax returns may be challenged and ultimately disallowed by taxing authorities. Accordingly, it may not be appropriate to reflect a position taken on the tax return when the outcome of that tax position is uncertain. For the years ended December 31, 2020, 2021 and 2022, the Group recorded the amounts of US$38, US$232 and US$1,861, respectively, which are related to uncertainty of the Company’s subsidiaries and consolidated VIEs in the PRC and the U.S. mainly with regards to the tax impact of transfer pricing adjustment. The unrecognized tax benefits balances, if recognized upon audit settlement or statute expiration, would affect the effective tax rate. The Group is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.
According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary and the VIEs for the years from 2020 to 2022 are open to examination by the PRC tax authorities.
16. NET INCOME PER ORDINARY SHARE
The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
Numerator:
Net income	37,455	29,257	23,972
Net income attributable to preferred shareholders	(24,344)	(18,777)	(8,352)
Accretion of Series E Preferred Shares	(152)	(1,500)	(941)

Net income per ordinary share calculation	12,959	8,980	14,679

Denominator:
Weighted average number of ordinary shares outstanding- Basic and diluted	9,495,844	10,248,079	24,412,314

Net income per ordinary share attributable to ordinary shareholders
- basic and diluted	1.36	0.88	0.60
Prior to the completion of IPO
The ordinary shares issued and outstanding, including
4,765,903
ordinary shares that the Company issued to the Trust Holdcos for the purpose of issuing shares to grantees upon their exercise of share-based awards (disclosed in the Note 12), are included in determining weighted average number of ordinary shares and the calculation of basic net income per ordinary share, as they are entitled to dividend right as ordinary shareholders.

F-5
2

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

For the years ended December 31, 2020, and 2021 and the period from January 1, 2022 to August 17, 2022, all outstanding share-based awards are not included in the calculation of basic or diluted net income per ordinary share, as the issuance of such awards is contingent upon a qualified IPO within expiration period, which was not satisfied as of respective period ends. During the years ended December 31, 2020, and 2021 and the period from January 1, 2022 to August 17, 2022, the Preferred Shares were excluded from the calculation of diluted earnings per ordinary share as their inclusion would have been anti-dilutive.
After IPO
When the IPO was consummated on August 17, 2022, the issued and outstanding 21,427,975 Series A, B, C, D and E Preferred Shares were converted into the Company’s ordinary shares at a par value of US$
0.05 per share on a one-for-one-basis (disclosed in the Note 12). Since then, the shares were included in the calculation of basic net income per ordinary share on a weighted average basis. In addition, the restricted shares granted to the non-employee service provider, which vested on November 18, 2022 immediately after the grants (disclosed in the Note 13) were included in the calculation of basic earnings per share on a weighted average basis.
For the period after the IPO to December 31, 2022,
the 29,400
Class A ordinary shares to be issued to the Underwriter upon the exercise of the warrant (disclosed in the Note 14), and the 69,034
unvested restricted shares with the exercise price of US$7.48 per share (disclosed in the Note 13) are not included in the calculation of dilutive net income per ordinary share under the treasury stock method, as their exercise prices are higher than the fair market value of the Company’s ordinary shares as at December 31, 2022, representing out-of-the-money impact from the holder’s perspective.
17. REVENUES
The Group’s revenues are disaggregated by major products/service lines and timing of revenue recognition.
Detailed
information is specified as follows:

	Year ended December 31,
Major products/services lines	2020	2021	2022
	US$	US$	US$
Service revenues
Platform commission	3,888	4,814	6,872
Ocean transportation service	12,537	36,257	37,957
Warehousing service	3,310	10,498	16,242
Last-mile delivery service	26,294	33,693	62,745
Others	14,101	13,070	16,812

Total service revenues	60,130	98,332	140,628

Product revenues
Product sales to B	39,858	50,699	49,128
Product sales to C	53,388	76,900	68,633

Off-platform ecommerce	93,246	127,599	117,761
GigaCloud 1P	122,102	188,266	231,682

Total product revenues	215,348	315,865	349,443

Revenues	275,478	414,197	490,071

	Year ended December 31,
Timing of revenue recognition	2020	2021	2022
	US$	US$	US$
Revenue from goods or services transferred to customers over time	48,148	89,986	121,951
Revenue from goods or services transferred to customers at a point in time	227,330	324,211	368,120

Revenues	275,478	414,197	490,071

F-5
3

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
S
(In thousands except for share data and per share data)

Contract Liabilities
As of December 31, 2021 and 2022, the amounts of contract liabilities are US$3,690 and US$2,001, respectively. Changes in the contract liabilities balances for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year ended December 31,
	2020	2021	2022
	US$	US$	US$
Balance as of beginning of the year	362	3,424	3,690
Revenue recognized from opening balance of contract liabilities	(362)	(3,424)	(3,690)
Increase due to cash received	158,696	199,271	302,474
Revenue recognized from cash received during the year	(155,283)	(195,580)	(300,439)
Foreign exchange effect	11	(1)	(34)

Balance as of end of the year	3,424	3,690	2,001

Contract liabilities relate to considerations received in advance for merchandise sales and services provided on GigaCloud Marketplace for which control of the services occur at a later point in time. The contract liabilities will be recognized as revenue when the Group fulfils its performance obligations to transfer the promised products or services to customers, which is expected to occur within one
year.
The Group has elected the practical expedient in ASC
606-10-50-14(a)
not to disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.
1
8
. COMMITMENTS AND CONTINGENCIES
The Group leases offices and warehouse under
non-cancelable
operating lease agreements. Future minimum lease payments under these noncancelable lease agreements with initial terms longer than twelve months are disclosed as maturity of lease liabilities in Note 10. In addition, the Group’s long-term obligations include long-term borrowings, of which the expected repayment schedule has been disclosed in Note 7.
Except for those, the Group did not have any other commitments or long-term obligations as of December 31, 2022.
19. RESTRICTED NET ASSETS
The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and consolidated VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.
In accordance with the PRC Regulations on Enterprises with Foreign Investment, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise’s PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax
profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

F-5
4

GigaCloud Technology Inc
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except for share data and per share data)

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax
profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise’s PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.
As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax
profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Company’s PRC subsidiaries and consolidated VIE are restricted in their ability to transfer a portion of their net assets to the Company.
Amounts restricted include
paid-in
capital and statutory reserve funds, as d
eter
mined pursuant to the PRC GAAP. Further, as required by the Rule
5-04(c),
any restrictions placed on the net assets of the consolidated entities with positive equity exceeding the 25% threshold would be required to provide parent company financial information. As the total net assets of the Company’s PRC subsidiaries and consolidated VIE did not exceed 25%
of the consolidated net assets, the condensed parent company financial statements as of and for the three-year period ended December 31, 2022 are not prepared.
20. SUBSEQUENT EVENTS
In January 2023, the Company terminated the Account Control Agreements with two of its consolidated VIEs, Blitz Distribution GMBH and GIGA CLOUD LOGISTICS INC, which are located in Germany and the United States, respectively. Concurrently with the termination, the Company acquired 100%
equity interest of the two entities from its nominal shareholder with nominal consideration through capital contribution of insignificant amount.
In March 2023, the Company approved to grant an aggregated number of 35,170 restricted share units to two employees. The restricted share units shall vest immediately.

F-5
5